As filed with the Securities and Exchange Commission on September 22, 2026
Securities Act File
No. 333-291081
Investment Company Act File
No. 811-24129

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
N-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☒
Pre-Effective
Amendment No.
☐
Post-Effective Amendment No. 1
☒
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
☒
Amendment No. 5
☒
ADAMS STREET VENTURE & GROWTH FUND
(Registrant Exact Name as Specified in Charter)
One North Wacker Drive, Suite 2700
Chicago,
IL
60606
(Address of Principal Executive Offices)
(312)
553-7890
(Registrant’s Telephone Number, including Area Code)
Eric R. Mansell
Adams Street Advisors, LLC
One North Wacker Drive, Suite 2700
Chicago,
IL
60606
(Name and Address of Agent for Service)
Copies to:
Nicole M. Runyan, P.C.
Brad A. Green, P.C.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022

Approximate Date of Commencement of Proposed Public Offering:
As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒
Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐
Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐
Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c) of the Securities Act

☒	immediately upon filing pursuant to paragraph (b) of Rule 486.

☐	on [date] pursuant to paragraph (b) of Rule 486.

☐	60 days after filing pursuant to paragraph (a) of Rule 486.

☐	on [date] pursuant to paragraph (a) of Rule 486.
If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐
This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☐
This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☐
This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”)).

☐
If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☒	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).
EXPLANATORY NOTE
The Post-Effective Amendment No. 1 to the Registration Statement on Form
N-2
(File
Nos. 333-291081
and
811-24129)
of Adams Street Venture & Growth Fund (the “Registrant”) is being filed pursuant to Rule 486(b) under the Securities Act of 1933, as amended, to provide updated financial information and make certain other non-material
changes to the Registrant’s Prospectus and Statement of Additional Information. This Post-Effective Amendment No. 1 is organized as follows: (a) Prospectus; (b) Statement of Additional Information; and (c) Part C Information relating to the Registrant.

ADAMS STREET VENTURE & GROWTH FUND
PROSPECTUS
Class S Shares | AVNSX
Class D Shares | AVNDX
Class I Shares | AVNIX
Class M Shares | AVNMX
September 22, 2026
Adams Street Venture & Growth Fund (the “Fund”) is a recently organized Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company. Adams Street Advisors, LLC serves as the Fund’s investment adviser (the “Adviser”) and is responsible for making investment decisions for the Fund’s portfolio.
The Fund’s investment objective is to seek attractive long-term capital appreciation. The Fund seeks to achieve its investment objective by investing in a broad portfolio of investments in private companies that operate across various investment stages of the private equity lifecycle, with an emphasis on private companies in their early (
i.e.,
venture capital) and growth (
i.e.,
the period of scaling the company’s operations) stages of development (“Venture Capital and Growth Companies”). The Fund intends to provide shareholders (“Shareholders”) with access to Venture Capital and Growth Companies that typically are available only to larger institutional investors. The Fund may gain access to Venture Capital and Growth Companies through a number of different approaches, including:

•
secondary investments in (a) the equity and/or debt of Venture Capital and Growth Companies and (b) private funds, holding vehicles or other investment vehicles (collectively, “Portfolio Funds”) managed by unaffiliated third-party managers (“Portfolio Fund Managers”) that invest in Venture Capital and Growth Companies;

•	primary direct investments in the equity and/or debt of Venture Capital and Growth Companies, including co-investments; and

•	primary investments in Portfolio Funds that invest in Venture Capital and Growth Companies.
Investments in Portfolio Funds that invest in Venture Capital and Growth Companies will provide Shareholders with indirect exposure to such companies.
The Fund seeks to provide investors with exposure to a broad spectrum of types of venture capital and growth opportunities across industry sector, investment stage and size, geography and sub-asset classes in an evergreen investment structure. The Fund intends to concentrate in the information technology group of industries while maintaining exposure across a number of industry sectors. These industry sectors include artificial intelligence, enterprise software, technology-enabled products and services, consumer, healthcare and other industries the Adviser believes are positioned to benefit from favorable long-term secular trends. These trends encompass the broad digital transformation and technological adoption across multiple sectors, the migration to hybrid infrastructure models (
i.e.,
models that blend on-premises resources with cloud resources) and cloud-based models and the growing imperative for enhanced cybersecurity and quantum technologies.

In addition to Venture Capital and Growth Companies, the Fund may allocate a portion of its investments to other private market asset classes, including non-growth buyouts, senior debt, mezzanine/subordinated debt, restructuring/distressed debt and special situations.
From time to time, the Fund invests a portion of its assets in a portfolio of liquid assets, including: cash and cash equivalents; short-term, high-quality (
i.e.,
investment grade or higher), liquid debt securities and other credit instruments; and other investment companies, including money market funds and exchange traded funds.
This prospectus (this “Prospectus”) applies to the offering of four separate classes of shares of beneficial interest of the Fund (“Shares”), designated as Class S, Class D, Class I and Class M Shares. Each class of Shares is subject to certain different fees and expenses. The Shares generally are offered on the first business day of each month at the net asset value (“NAV”) per Share on that day. No person who is admitted as a Shareholder will have the right to require the Fund to redeem its Shares.

	Class S Shares	Class D Shares	Class I Shares	Class M Shares	Total
Public Offering Price (1)	Current NAV	Current NAV	Current NAV	Current NAV	$1,500,000,000
Sales Load (2)	3.50%	1.50%	None	3.50%
Proceeds to the Fund (3)	Current NAV less applicable sales load	Current NAV less applicable sales load	Current NAV	Current NAV less applicable sales load	Up to $1,500,000,000

(1)
Generally, the minimum initial investment in the Fund by any investor is $25,000 with respect to Class S, Class D and Class M Shares, and $1,000,000 with respect to Class I Shares. The Fund, in its sole discretion, may accept investments below these minimums as described under “General Purchase Terms.”

(2)
Class S and Class M Shares are sold subject to a sales load of up to 3.50% of the purchase amount. Class D Shares are sold subject to a sales load of up to 1.50%. Class I Shares are not sold subject to a sales load. The table assumes the maximum sales load is charged. For some investors, the sales charge may be waived or reduced. The full amount of the sales charge may be reallowed to brokers or dealers participating in the offering. Financial intermediaries may impose additional charges in connection with purchases of Shares. Class S, Class D and Class M Shares will pay a Distribution and Servicing Fee to the Distributor at an annual rate of 0.75%, 0.25% and 0.50%, respectively, based on the aggregate net assets of the Fund attributable to such class, to be calculated as of the beginning of the first calendar day of each applicable month, and payable quarterly in arrears. Class I Shares are not subject to a Distribution and Servicing Fee. See “Summary of Fees and Expenses” and “Plan of Distribution.”

(3)
Assumes that all Shares currently registered are sold in the continuous offering and the maximum sales load is charged. The proceeds may differ from that shown if additional Shares are registered. The Fund bears certain ongoing offering costs associated with the Fund’s continuous offering of Shares.

Investments in the Fund may be made only by eligible investors that are “qualified clients” as defined in Rule 205-3 under the Investment Advisers Act of 1940, as amended.
An investment in the Fund is speculative with a substantial risk of loss. The Fund and the Adviser do not guarantee any level of return or risk on investments and there can be no assurance that the Fund’s investment objective will be achieved. You should carefully consider these risks together with all of the other information contained in this Prospectus before making a decision to invest in the Fund. See “Summary of Offering Terms—Risk Factors” and “Risks.”

•	The Fund has limited operating history.

•
Shares are not listed on any securities exchange, and it is not anticipated that a secondary market for Shares will develop. Although the Fund may offer to repurchase Shares from time to time, Shares will not be redeemable at an investor’s option nor will they be exchangeable for shares of any other fund. As a result, an investor may not be able to sell or otherwise liquidate its Shares. The Adviser intends to recommend that, under normal market circumstances, the Board of Trustees (the “Board”) of the Fund conduct offers to repurchase up to 2.5% of the Shares outstanding (either by number of Shares or aggregate NAV) on a quarterly basis; however, the Fund is not obligated to conduct any such repurchase offer in a particular quarter, or at all, and the Board may decline to approve such a repurchase offer on the basis of its assessment of pertinent factors.

•	An investment in the Fund may not be suitable for investors who may need the money they invested in a specified timeframe.

•
Shares are subject to substantial restrictions on transferability and resale and may not be transferred or resold except as permitted under the Fund’s declaration of trust, as may be amended, restated or otherwise modified from time to time.

•	The amount of distributions that the Fund may pay, if any, is uncertain.

•
The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as the sale of assets, borrowings, offering proceeds or from temporary fee waivers or expense reimbursements borne by the Adviser or its affiliates that may be subject to reimbursement to the Adviser or its affiliates.

•
Investors purchasing Class S and Class M Shares may be subject to a sales load of up to 3.50% on the amounts they invest and investors purchasing Class D Shares may be subject to a sales load of up to 1.50% of the amounts they invest. Class I Shares are not sold subject to a sales load. If you pay the maximum aggregate sales load of 3.50% for Class S or Class M Shares or 1.50% for Class D Shares, based on a minimum initial investment of $25,000, you must experience a total return on your net investment of approximately 3.63% or 1.53%, respectively, in order to recover these expenses.

You should rely only on the information contained in this Prospectus and the SAI (as defined below). The Fund has not authorized anyone to provide you with different information. You should not assume that the information provided by this Prospectus is accurate as of any date other than the date shown above. Neither the U.S. Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
You should read this Prospectus, which concisely sets forth information about the Fund, before deciding whether to invest in the Shares and retain it for future reference. A Statement of Additional Information, dated September 22, 2026, containing additional information about the Fund (the “SAI”), has been filed with the SEC and, as amended from time to time, is incorporated by reference in its entirety into this Prospectus. You may obtain a free copy of the SAI, as well as free copies of the Fund’s annual and semi-annual reports to Shareholders (when available), and other information about the Fund by calling 844-705-0580, by writing to the Fund at One North Wacker Drive, Suite 2700, Chicago, IL 60606 or by visiting avngr.evergreen-funds.adamsstreetpartners.com. You can get the same information for free from the SEC’s website, www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.
You should not construe the contents of this Prospectus as legal, tax or financial advice. You should consult with your own professional advisors as to the legal, tax, financial or other matters relevant to the suitability of an investment in the Fund.
This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, a security in any jurisdiction or to any person to whom it is unlawful to make such an offer or solicitation in that jurisdiction.
The Shares do not represent a deposit or an obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.
Foreside Fund Services, LLC (the “Distributor”) acts as principal underwriter for the Shares and serves in that capacity on a reasonable best efforts basis, subject to various conditions. The principal business address of the Distributor is Three Canal Plaza, Suite 100, Portland, ME 04101.

SUMMARY OF OFFERING TERMS
The following is only a summary and does not contain all of the information that you should consider before investing in Adams Street Venture & Growth Fund (the “Fund”). Before investing in the Fund, you should carefully read the more detailed information appearing elsewhere in this prospectus (this “Prospectus”), the Statement of Additional Information, dated September 22, 2026, containing additional information about the Fund (as filed with the U.S. Securities and Exchange Commission (the “SEC”) and as amended from time to time, the “SAI”) and the Fund’s declaration of trust, as may be amended, restated or otherwise modified from time to time (the “Declaration of Trust”). See “Certain Provisions in the Declaration of Trust” for, among other things, a summary description of select provisions of the Declaration of Trust.

The Fund
The Fund is a recently organized Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company.

The shares of beneficial interest of the Fund (“Shares”) are sold only to persons or entities that are “qualified clients,” as defined in Rule 205-3 under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). In addition, Shares are offered only to such investors who are either U.S. persons for U.S. federal income tax purposes or non-U.S. persons that meet eligibility standards as defined by the Fund pursuant to applicable law in the relevant jurisdictions.

The Fund relies on an exemptive order from the SEC that permits the Fund to offer more than one class of Shares and to, among other things, impose asset-based distribution fees and early withdrawal fees (the “Multi-Class Exemptive Order”). The Fund currently offers four separate classes of Shares, designated as Class S, Class D, Class I and Class M Shares. Each class of Shares is subject to certain different fees and expenses. The Fund may offer additional classes of Shares in the future.

The business operations of the Fund are managed and supervised under the direction of the Fund’s Board of Trustees (the “Board” and each Board member, a “Trustee”), subject to the laws of the State of Delaware and the Declaration of Trust. The Board is comprised of five Trustees, a majority of whom are not “interested persons” (as defined in the 1940 Act) of the Fund or of the Adviser (defined below) (“Independent Trustees”).

Investment Adviser and Affiliated Administrator
Adams Street Advisors, LLC (the “Adviser”) serves as the investment adviser to the Fund. The Adviser is registered as an investment adviser under the Advisers Act, and is a subsidiary of Adams Street Partners, LLC (“Adams Street”).

The Fund is managed by the Adviser pursuant to an investment advisory agreement (the “Investment Advisory Agreement”). Subject to the overall supervision of the Board, the Adviser is responsible for the overall business and affairs of the Fund, has full discretion to invest the assets of the Fund in a manner consistent with the investment objective outlined herein and is solely responsible for investment decisions with respect to the Fund.

Adams Street Advisors, LLC also serves as the Fund’s administrator pursuant to the Administration Agreement (as defined below) (serving in such capacity, the “Administrator”).

Investment Objective and Strategy
The Fund’s investment objective is to seek attractive long-term capital appreciation. The Fund seeks to achieve its investment objective by investing in a broad portfolio of investments in private companies that operate across various investment stages of the private equity lifecycle, with an emphasis on private companies in their early (
i.e.,
venture capital) and growth (
i.e.,
the period of scaling the company’s operations) stages of development (“Venture Capital and Growth Companies”).

Investments in Venture Capital and Growth Companies are made during strategic periods of a company’s private equity lifecycle:

•
Venture capital investments include: (i) early-stage investments in businesses that are still in the conceptual stage (
i.e.,
start-up or seed), or where products may not be fully developed, and where revenues and/or profits may be several years away; and (ii) later-stage investments in more mature companies that are fast-growing, but typically are not yet profitable and are in need of expansion capital.

•
Growth stage investments are strategically positioned between venture capital stages and a company’s initial public offering or other strategic exit or liquidity event. Companies in the growth stage can continue to undergo transformational periods of rapid growth and expansion, but operate near or just-above break-even profitability. At this stage, companies may take on debt financing or growth buyout capital to support their ongoing corporate initiatives. Accordingly, growth stage investments can include buyout investments in growth companies, in which the use of debt financing, or leverage, often is employed.

The Fund intends to provide its shareholders (“Shareholders”) with access to Venture Capital and Growth Companies that typically are available only to larger institutional investors. The Fund may gain access to Venture Capital and Growth Companies through a number of different approaches, including:

•
secondary investments in (a) the equity and/or debt of Venture Capital and Growth Companies and (b) private funds (
i.e.,
investment funds that rely on an exemption from registration under the 1940 Act pursuant to Section 3(c)(1) or (7) thereof), holding vehicles (
i.e.,
entities that do not meet the definition of “investment company” under the 1940 Act and, therefore, do not require an exemption therefrom) or other investment vehicles (collectively, “Portfolio Funds”) managed by unaffiliated third-party managers (“Portfolio Fund Managers”) that invest in Venture Capital and Growth Companies (collectively, “Secondary Investments”);

•
primary direct investments in the equity and/or debt of Venture Capital and Growth Companies, including co-investments (“Direct Investments”); and

•
primary investments in Portfolio Funds that invest in Venture Capital and Growth Companies (“Primary Investments”).

Investments in Portfolio Funds that invest in Venture Capital and Growth Companies will provide Shareholders with indirect exposure to such companies.

The Fund seeks to provide investors with exposure to a broad spectrum of types of venture capital and growth opportunities across industry sector, investment stage and size, geography and sub-asset classes in an evergreen investment structure. The Fund intends to concentrate (
i.e.,
invest 25% or more of the value of the Fund’s total assets) in the information technology group of industries while maintaining exposure across a number of industry sectors. These industry sectors include artificial intelligence, enterprise software, technology-enabled products and services, consumer, healthcare and other industries the Adviser believes are positioned to benefit from favorable long-term secular trends. These trends encompass the broad digital transformation and technological adoption across multiple sectors, the migration to hybrid infrastructure models (
i.e.,
models that blend on-premises resources with cloud resources) and cloud-based models and the growing imperative for enhanced cybersecurity and quantum technologies.

The Fund is a “non-diversified” investment company for purposes of the 1940 Act, which means it is not subject to percentage limitations under the 1940 Act on assets that may be invested in the securities of any one issuer.

Secondary Investments

A “Secondary Investment” is an investment through a secondary purchase (typically via private markets) or similar acquisition of an existing investment (i) in the equity and/or debt of a private company or (ii) in a Portfolio Fund. For additional information regarding Secondary Investments, including the variety of forms in which they may be structured, see “Investment Program—The Adviser’s Investment Strategy and Process—Investment Criteria—Secondary Investments.”

Direct Investments

A “Direct Investment” is an investment in the equity and/or debt of a private company that offers its securities through a private placement exempt from registration under the Securities Act of 1933, as amended (the “1933 Act”). Direct Investments may be held by the Fund either directly or through a single-asset investment vehicle, established and operated by the lead equity sponsor of or another sponsor associated with a private company, that acquires and/or otherwise holds the securities of a single private company, and may be structured such that the Fund is a lead investor or invests alongside a Portfolio Fund Manager (a “Co-Investment”). For additional information, see “Investment Program—Investment Strategy—Direct Investments.”

Primary Investments

A “Primary Investment” is an investment in an original issuance of a Portfolio Fund which has yet to invest a substantial portion of its capital in underlying portfolio companies or other underlying investments.

A designated member of Adams Street’s investment strategy and risk management team, in consultation with the Adviser’s or its affiliates’ legal and compliance team where deemed appropriate, will determine whether to classify an investment as a Secondary Investment, Direct Investment or Primary Investment through consideration of various factors, including: (i) the percentage of the investment funded; (ii) the value of the underlying assets; (iii) the expected timing of distributions of investment returns to limited partners; (iv) the structure of the investment; (v) the asset type, industry, entry valuation, stage and sector of the investment; (vi) the level and type of diligence able to be performed on the investment; (vii) the percentage of the investment that is determined to be credit as compared to equity; (viii) the fact that the transaction is or is not characterized as a specific type of investment in the relevant market and/or by the other parties to the transaction; and (ix) such other objective factors as set forth in the Adviser’s investment allocation policy.

Under normal circumstances, the Fund intends to invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in Venture Capital and Growth Companies. The Fund may make these investments through Secondary Investments, Direct Investments and Primary Investments. For purposes of this 80% policy, the Fund intends to count the value of any money market funds, cash, other cash equivalents or U.S. Treasury securities with remaining maturities of one year or less that cover unfunded commitments to invest equity in Portfolio Funds that the Fund reasonably expects to be called in the future, as qualifying Venture Capital and Growth Companies. As a result, the Fund may at times hold a significant portion of its assets in cash and cash equivalents or other liquid assets; however, as of the date hereof, the Fund has no intention to do so.

In addition to Venture Capital and Growth Companies, the Fund may allocate a portion of its investments to other private market asset classes, including non-growth buyouts, senior debt, mezzanine/subordinated debt, restructuring/distressed debt and special situations (collectively, “Other Private Market Investments”). Venture Capital and Growth Companies, along with all Other Private Market Investments in which the Fund may invest, are referred to as “Fund Investments.”

From time to time, the Fund invests a portion of its assets in a portfolio of liquid assets (“Liquid Assets”), including: cash and cash equivalents; short-term, high-quality (
i.e.,
investment grade or higher), liquid debt securities and other credit instruments; and other investment companies, including money market funds and exchange traded funds. During normal market conditions, it is generally not expected that the Fund will hold more than 20% of its net assets in Liquid Assets for extended periods of time. For temporary defensive purposes, liquidity management or in connection with implementing changes in the asset allocation, the Fund may hold a substantially higher amount of Liquid Assets.

Asset Allocation Targets
The Adviser expects that the Fund’s asset allocation will tilt more heavily toward Secondary Investments and Direct Investments; however, over shorter periods, the portfolio composition may reflect the allocation of capital more opportunistically in accordance with the Fund’s investment objective.

The Fund’s assets are global, although the Fund expects to invest principally in North America-domiciled investments. Over time, the Fund may have exposure to developing or emerging markets. There can be no assurance that all investment types will be available, will be consistent with the Fund’s investment objective, will satisfy the Adviser’s pricing and due diligence considerations or will be selected for the Fund.

Risk Factors
The Fund is subject to substantial risks, including market risks and strategy risks. The Fund also is subject to the risks associated with the investment strategies employed by the Adviser. While the Adviser will attempt to moderate any risks, there can be no assurance that the Fund’s investment activities will be successful or that the investors will not suffer losses. There may also be certain conflicts of interest relevant to the management of the Fund, arising out of, among other things, activities of the Adviser and its affiliates and employees with respect to the management of accounts for other clients as well as the investment of proprietary assets. An investment in the Fund should only be made by investors who understand the risks involved and who are able to withstand the loss of the entire amount invested.

Accordingly, the Fund should be considered a speculative investment, and a prospective investor should invest in the Fund only if it can sustain a complete loss of its investment. Past results of the Adviser and its principals are not indicative of future results. Prospective investors should review carefully the risk factors associated with an investment in the Fund described in “Risks” below. Prospective investors also should consult with their own financial, legal, investment and tax advisors prior to investing in the Fund.

The Offering
The Fund offers Shares on a continuous basis. The net asset value (“NAV”) of each class of Shares will vary over time as a result of the differing fees and expenses applicable to each class of Shares and different initial offering prices.

Adams Street and/or its affiliates may contribute a portion of the proceeds used to purchase Shares on behalf of certain Shareholders from their own resources. Such payments may continue for a specified period of time and/or until a specified dollar amount is reached. Such payments will be made from the assets of Adams Street and/or affiliates thereof (and not the Fund). For federal income tax purposes, such payments may adjust the Shareholder’s tax basis in such Shares on a per-Share basis or constitute taxable income to such Shareholder depending upon the circumstances.

Distributor
Foreside Fund Services, LLC (the “Distributor”) acts as the distributor of the Shares and offers the Shares on a reasonable best efforts basis, subject to various conditions.

The Distributor may retain additional selling agents or other financial intermediaries to place Shares. Such selling agents or other financial intermediaries may impose terms and conditions on investor accounts and investments in the Fund that are in addition to the terms and conditions set forth in this Prospectus.

Share Classes
The Fund currently offers four separate classes of Shares, designated as Class S, Class D, Class I and Class M Shares. Each class of Shares is subject to certain different fees and expenses. The Fund may offer additional classes of Shares in the future.

The Fund is permitted to use leverage through the issuance of preferred shares; however, as of the date hereof, the Fund has no intention to issue preferred shares. See “Leverage” below for additional information regarding limitations on the Fund’s use of leverage through the issuance of preferred shares.

Minimum Investments
The minimum initial investment in the Fund by any investor is $25,000 with respect to Class S, Class D and Class M Shares, and $1,000,000 with respect to Class I Shares. The minimum additional investment in the Fund is $10,000, except for additional purchases pursuant to the Fund’s distribution reinvestment plan (the “DRIP”). However, the Fund, in its sole discretion, may accept investments below these minimums, including from Fund officers, Independent Trustees and employees of the Adviser or its affiliates and vehicles controlled by such employees. The Fund may, in the discretion of the Adviser, aggregate the accounts of clients of registered investment advisers, broker dealers and other financial intermediaries whose clients invest in the Fund for purposes of determining satisfaction of minimum investment amounts, including across Share classes for purposes of determining satisfaction of minimum investment amounts for a specific Share class, so long as denominations are not less than $10,000 and incremental contributions are not less than $10,000.

Investor Eligibility
The Shares are sold only to persons or entities that are “qualified clients,” as defined in Rule 205-3 under the Advisers Act.

In addition, Shares are offered only to such investors who are either U.S. persons for U.S. federal income tax purposes or non-U.S. persons that meet eligibility standards as defined by the Fund pursuant to applicable law in the relevant jurisdictions. The qualifications required to invest in the Fund are in subscription documents that must be completed by each prospective investor.

Each prospective investor in the Fund should obtain the advice of his, her or its own legal, accounting, tax and other advisors in reviewing documents pertaining to an investment in the Fund, including, but not limited to, this Prospectus, the SAI and the Declaration of Trust before deciding to invest in the Fund.

Subscription Process
Shares generally are offered for purchase on the first business day of each calendar month at the Fund’s then-current NAV per Share as of the last business day of the prior month plus any applicable sales load or selling commissions charged by financial intermediaries. A “business day” is any day the New York Stock Exchange is open for business. Shares may be offered more or less frequently as determined by the Board in its sole discretion.

Class S and Class M Shares are sold subject to a sales load of up to 3.50% of the purchase amount. Class D Shares are sold subject to a sales load of up to 1.50%. For some investors, the sales charge may be waived or reduced. The full amount of the sales charge may be reallowed to brokers or dealers participating in the offering. Class I Shares are not sold subject to a sales load. Financial intermediaries may impose additional charges in connection with purchases of Shares. Any transaction or other fees charged directly to a Shareholder in an offering of Shares by a financial intermediary will not be considered organization or offering costs of the Fund.

Subscriptions are generally subject to the receipt of cleared funds on or prior to the date of the proposed acceptance of the purchase set by the Fund, which is expected to be the last day of each calendar month (the “acceptance date”). A prospective investor who misses the acceptance date will have the acceptance of its investment in the Fund delayed until the following month. Such prospective investors may revoke their delayed subscription up until three (3) business days prior to the next month’s acceptance date. Any cleared funds received from such prospective investors will be held in a non-interest bearing account with State Street Bank and Trust Company (“State Street”), the Fund’s transfer agent, pending acceptance by the Fund or revocation by the prospective investors. Except as otherwise permitted by the Board, initial and subsequent purchases of Shares will be payable in United States dollars.

Each initial or subsequent purchase of Shares will be payable in one installment which will generally be due three (3) business days prior to the acceptance date. Each prospective investor is required to complete, execute and deliver a subscription agreement and related documentation. A prospective investor must submit a completed subscription agreement at least five (5) business days before the acceptance date. The Fund reserves the right, in its sole discretion, to accept or reject (in whole or in part) any request to purchase Shares at any time. The Fund also reserves the right to suspend or terminate offerings of Shares at any time. Prospective investors whose subscriptions to purchase Shares are accepted by the Fund will become Shareholders. Unless otherwise required by applicable law, any amount received in advance of a purchase ultimately rejected by the Fund will be returned to the prospective investor without the deduction of any fees or expenses.

Shareholders will not be required to make incremental contributions pursuant to capital calls. Shareholders are permitted, but not required, to make additional investments in the Fund subject to the investment minimums described in “Minimum Investments” above.

Prospective investors who purchase Shares through financial intermediaries will be subject to the procedures of those intermediaries through which they purchase Shares, which may include charges, investment minimums, cutoff times and other restrictions in addition to, or different from, those listed herein. Prospective investors purchasing Shares of the Fund through financial intermediaries should acquaint themselves with their financial intermediary’s procedures and should read this Prospectus in conjunction with any materials and information provided by their financial intermediary.

Management Fee
Pursuant to the Investment Advisory Agreement, the Adviser is entitled to receive a base management fee from the Fund (the “Management Fee”). The Management Fee is payable monthly in arrears at an annual rate of 1.25% based on the value of the Fund’s net assets calculated and accrued monthly as of the last business day of each month. For purposes of determining the Management Fee: (i) the Fund’s net assets means its total assets less liabilities determined on a consolidated basis in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”); and (ii) the value of the Fund’s net assets will be calculated prior to the inclusion of the Management Fee and Incentive Fee, if any, payable to the Adviser or to any purchases or repurchases of Shares or any distributions by the Fund. The Management Fee is payable in arrears within five (5) business days after the completion of the NAV computation for the month. The Management Fee is paid to the Adviser out of the Fund’s assets, and therefore decreases the net profits or increases the net losses of the Fund. The Adviser has contractually agreed to waive the Management Fee for a 12-month period commencing six months after the Fund’s initial closing, which occurred on June 1, 2026 (the “Management Fee Waiver”).

The Management Fee for any partial period will be appropriately prorated based on the actual number of days elapsed relative to the total number of days in such calendar month.

Incentive Fee
The Fund pays to the Adviser an incentive fee (the “Incentive Fee”), as described herein. At the end of each calendar quarter, the Adviser is entitled to receive an Incentive Fee equal to 12.5% of the excess, if any, of (i) the net profits of the Fund for the relevant period over (ii) the then balance, if any, of the Loss Recovery Account (as defined below). The Incentive Fee is accrued monthly and paid quarterly.

For the purposes of the Incentive Fee and Loss Recovery Account (as defined below), the term “net profits” shall mean the amount by which (i) the sum of (A) the NAV of the Fund as of the end of such quarter, (B) the aggregate repurchase price of all Shares repurchased by the Fund during such quarter and (C) the amount of dividends and other distributions paid in respect of the Fund during such quarter and not reinvested in additional Shares through the DRIP exceeds (ii) the sum of (X) the NAV of the Fund as of the beginning of such quarter and (Y) the aggregate issue price of Shares of the Fund issued during such quarter (excluding any Shares of such class issued in connection with the reinvestment through the DRIP of dividends paid, or other distributions made, by the Fund through the DRIP).

The Fund maintains a memorandum account (the “Loss Recovery Account”), which had an initial balance of zero and is (i) increased upon the close of each calendar quarter of the Fund by the amount of the net losses of the Fund for the quarter, before giving effect to any repurchases or distributions for such quarter, and (ii) decreased (but not below zero) upon the close of each calendar quarter by the amount of the net profits of the Fund for the quarter. For purposes of the Loss Recovery Account, the term “net losses” shall mean the amount by which (i) the sum of (A) the NAV of the Fund as of the beginning of such quarter and (B) the aggregate issue price of Shares of the Fund issued during such quarter (excluding any Shares of such class issued in connection with the reinvestment of dividends paid, or other distributions made, by the Fund through the DRIP) exceeds (ii) the sum of (X) the NAV of the Fund as of the end of such quarter, (Y) the aggregate repurchase price of all Shares repurchased by the Fund during such quarter and (Z) the amount of dividends and other distributions paid in respect of the Fund during such quarter and not reinvested in additional Shares through the DRIP. Shareholders will benefit from the Loss Recovery Account in proportion to their holdings of Shares. For purposes of the “net losses” calculation, the NAV shall include unrealized appreciation or depreciation of investments and realized income and gains or losses and expenses (including offering and organizational expenses).

Distribution and Servicing Fee
Class S, Class D and Class M Shares are subject to an ongoing distribution and shareholder servicing fee (the “Distribution and Servicing Fee”) to compensate financial industry professionals for distribution-related expenses, if applicable, and providing ongoing services in respect of Shareholders who own Class S, Class D or Class M Shares of the Fund. Under the terms of the Multi-Class Exemptive Order, the Fund is subject to Rule 12b-1 under the 1940 Act. Accordingly, the Fund has adopted a distribution and servicing plan for its Class S, Class D and Class M Shares (the “Distribution and Servicing Plan”). The Distribution and Servicing Plan operates in a manner consistent with Rule 12b-1 under the 1940 Act.

Class S, Class D and Class M Shares pay a Distribution and Servicing Fee to the Distributor at an annual rate of 0.75%, 0.25% and 0.50%, respectively, based on the aggregate net assets of the Fund attributable to such class, to be calculated as of the beginning of the first calendar day of each applicable month, and payable quarterly in arrears. For purposes of determining the Distribution and Servicing Fee, the Fund’s NAV will be calculated prior to any reduction for any fees and expenses, including, without limitation, the Distribution and Servicing Fee payable.

Class I Shares are not subject to a Distribution and Servicing Fee.

The Adviser, or its affiliates, may pay additional compensation out of its own resources (
i.e.,
not Fund assets) to certain selling agents or financial intermediaries in connection with the sale of the Shares. The additional compensation may differ among brokers or dealers in amount or in the method of calculation. Payments of additional compensation may be fixed dollar amounts or, based on the aggregate value of outstanding Shares held by Shareholders introduced by the broker or dealer, or determined in some other manner. The receipt of the additional compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the Fund over other potential investments.

Administration Agreement
The Fund has entered into an administration agreement (the “Administration Agreement”), pursuant to which the Administrator is responsible for generally performing, or arranging for its affiliates to perform, the administrative services of the Fund. Payments under the Administration Agreement equal an amount based upon the Fund’s allocable portion of the Administrator’s overhead and other expenses (including travel expenses) incurred by the Administrator in performing its obligations under the Administration Agreement, including the Fund’s allocable portion of the compensation, rent and other expenses of certain officers of the Fund and their respective staffs. See “Expenses Payable under the Administration Agreement” below. Pursuant to the Administration Agreement, the Administrator makes available, or arranges for its affiliates to make available, for the Fund, office facilities, equipment, clerical, accounting, bookkeeping, record keeping, entity set-up, closing, support, capital activity, wire processing, reconciliation, performance reporting, investment diligence and other services. Under the Administration Agreement, the Administrator performs, or oversees the performance of, required administrative services, which include, among other things, providing assistance in accounting, legal, compliance, operations, technology and investor relations, being responsible for the financial records that the Fund is required to maintain and preparing reports to the Shareholders and reports to be filed with the SEC. In addition, the Administrator oversees the preparation and filing of tax returns and the printing and dissemination of reports to Shareholders, generally oversees the payment of expenses and the performance of administrative and professional services rendered to the Fund by others and assists the Fund in determining and publishing the Fund’s NAV.

In addition, pursuant to the Administration Agreement, the Administrator has delegated certain obligations under the Administration Agreement to State Street to assist in the provision of administrative services (the “Sub-Administrator”). The Sub-Administrator receives compensation for sub-administrative services under a sub-administrative agreement (the “Sub-Administrative Agreement”).

Expenses Payable under the Administration Agreement
Costs and expenses to be borne by the Fund under the Administration Agreement include those relating to: organizational expenses of the Fund; calculating the Fund’s NAV (including the cost and expenses of any independent valuation firms or pricing services); expenses incurred by the Adviser or an affiliate payable to third parties, including agents, bankers, consultants or other advisors, in monitoring financial and legal affairs for the Fund and in monitoring the Fund’s investments and performing due diligence on prospective investments; outside legal expenses; accounting expenses; expenses associated with retaining a sub-administrator; and any and all other expenses incurred by the Fund or the Administrator (or an affiliate) in connection with administering the Fund’s business, including payments based upon the Fund’s allocable portion of the overhead and other expenses incurred by the Administrator and/or its affiliates in performing its obligations under the Administration Agreement, including rent and the allocable portion of the costs of the compensation, benefits and related administrative expenses (including travel expenses) of the Fund’s officers who provide operational, administrative, legal, compliance, finance and accounting services to the Fund, including the Fund’s chief compliance officer and chief accounting officer, their respective staffs and other professionals who provide services to the Fund (including, in each case, employees of the Adviser or an affiliate) and assist with the preparation, coordination, and administration of the foregoing or provide other “back-office” or “middle-office” financial, compliance, legal, operational and accounting services to the Fund. For the avoidance of doubt, the Fund will reimburse the Adviser (and/or its affiliates) for an allocable portion of the compensation paid by the Adviser (and/or its affiliates) to such individuals (based on a percentage of time such individuals devote, on an estimated basis, to the business affairs of the Fund and in acting on behalf of the Fund).

Fees and Expenses
On an ongoing basis, the Fund bears its own operating expenses (including, without limitation, its ongoing offering expenses). The Fund also bears expenses relating to the organization of the Fund and the offering of its Shares. In accordance with

GAAP, the Fund’s initial offering costs will be capitalized and amortized over the 12-month period beginning on the date the Fund commenced operations as a registered investment company. The Fund’s organizational costs will be expensed as incurred. The Fund also will bear certain ongoing offering costs associated with the Fund’s continuous offering of Shares.

Expense Limitation Agreement
The Adviser has entered into an expense limitation agreement with the Fund (the “Expense Limitation Agreement”) pursuant to which (i) the Adviser has agreed to waive fees that it would otherwise be paid and/or (ii) the Adviser, or an affiliate thereof, has agreed to assume expenses of the Fund if required to ensure the annual operating expenses of the Fund, excluding certain specified expenses enumerated below, do not exceed 0.85% per annum of the average monthly net assets of each class of Shares. The following expenses are not subject to the Expense Limitation: (i) the Management Fee; (ii) the Incentive Fee; (iii) any Distribution and Servicing Fee; (iv) all expenses of wholly-owned subsidiaries of the Fund through which the Fund invests; (v) all expenses of special purpose vehicles (“SPVs”) in which the Fund or its subsidiaries invests (including any management fees, performance-based incentive fees and administrative service fees); (vi) all fees and expenses of Fund Investments (including all acquired fund fees and expenses); (vii) fees payable to third parties in connection with the sourcing or identification of portfolio investments; (viii) brokerage costs; (ix) transactional costs associated with consummated and unconsummated transactions, including legal costs and brokerage commissions, associated with the acquisition, disposition and maintenance of the Fund’s investments; (x) dividend and interest payments and expenses (including any dividend payments, interest expenses, commitment fees, or other expenses related to any leverage incurred by the Fund); (xi) fees and expenses incurred in connection with credit facilities obtained by the Fund; (xii) taxes; (xiii) litigation; and (xiv) extraordinary expenses, as determined in the sole discretion of the Adviser (collectively, the “Excluded Expenses”). With respect to each class of Shares, the Fund agrees to repay to (i) the Adviser any fees waived under the Expense Limitation Agreement and/or (ii) the Adviser, or an affiliate thereof, any expenses reimbursed under the Expense Limitation Agreement for such class of Shares, provided the repayments do not cause annual operating expenses (excluding Excluded Expenses) for that class of Shares to exceed the expense limitation in place at the time the fees were waived and/or the expenses were reimbursed, or the expense limitation in place at the time the Fund repays the Adviser or its affiliate, whichever is lower. Any such repayments must be made within three years after the year in which the Adviser or its affiliate incurred the expense. The Expense Limitation Agreement has an initial term ending on April 3, 2027, and may not be terminated by the Adviser during such term. The Adviser may determine to extend the term of the Expense Limitation Agreement for a period of one year on an annual basis, subject to the approval by the Board, including a majority of the Independent Trustees.

Distributions
The Fund will ordinarily declare and pay dividends from its net investment income and distribute net realized capital gains, if any, once a year. The Fund, however, may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the “Code”), in all events in a manner consistent with the provisions of the 1940 Act.

Because the Fund intends to qualify annually as a regulated investment company (a “RIC”) under the Code, the Fund intends to distribute at least 90% of its annual net taxable income to its Shareholders. Nevertheless, there can be no assurance that the Fund will pay distributions to Shareholders at any particular rate. Each year, the Fund will furnish a statement on Internal Revenue Service (“IRS”) Form 1099-DIV or Form 1042-S, as applicable, identifying the amount and character of the Fund’s distributions.

Distribution Reinvestment Plan
The Fund operates a DRIP administered by State Street, in its capacity as the Fund’s transfer agent. Pursuant to the DRIP, the Fund’s income dividends or capital gains or other distributions, net of any applicable U.S. withholding tax, are reinvested in the same class of Shares of the Fund.

Shareholders automatically participate in the DRIP unless and until an election is made to withdraw from the DRIP on behalf of such participating Shareholder. A Shareholder that does not wish to have distributions automatically reinvested in Shares may (i) opt out of the DRIP in the subscription agreement or (ii) terminate participation in the DRIP at any time by submitting a letter of instruction to the plan administrator. Such written instructions must be received by the plan administrator no later than ten (10) days prior to the record date for an applicable distribution; otherwise, the Shareholder will receive such distribution in Shares through the DRIP, and termination will be effective only with respect to any subsequent distributions. Shareholders that elect not to participate in the DRIP will receive all distributions in cash, but may re-elect to participate in the DRIP by submitting a letter of instruction to the plan administrator. The Fund reserves the right to amend or terminate the DRIP.

Unlisted Closed-End Fund Structure; Limited Liquidity
The Shares are not listed on any securities exchange, and it is not anticipated that a secondary market for Shares will develop. In addition, the Shares are subject to limitations on transferability, and liquidity may be provided only through periodic repurchase offers (as described in further detail below under “Tender Offers”). Aside from the potential for limited liquidity offered by periodic repurchase offers, investors generally should not expect to be able to sell their Shares regardless of how well the Fund performs. Shares in the Fund are therefore suitable only for investors who can bear the risks associated with the limited liquidity of Shares and should be viewed as a long-term investment.

No Redemption; Restrictions on Transfer
No Shareholder has the right to require the Fund to redeem its Shares. Liquidity for investments in Shares may be provided only through periodic offers by the Fund to repurchase Shares from Shareholders (as described in further detail below under “Tender Offers”).

Shares are not freely transferable. A Shareholder may assign, transfer, sell, encumber, pledge or otherwise dispose of Shares (a “transfer”) only: (i) by operation of law in connection with the death, divorce, bankruptcy, insolvency or adjudicated incompetence of the Shareholder; or (ii) under other limited circumstances, with the prior consent of the Fund, which may be withheld in its sole discretion and is expected to be granted, if at all, only under extenuating circumstances. Notice to the Fund of any proposed transfer must include evidence satisfactory to the Fund that the proposed transferee meets any requirements imposed by the Fund with respect to investor eligibility and suitability. See “Eligible Investors.”

Each transferring Shareholder and transferee may be charged reasonable expenses, including attorneys’ and accountants’ fees, incurred by the Fund in connection with the transfer. See “Transfer Restrictions.”

Tender Offers
To provide a limited degree of liquidity to Shareholders, at the sole discretion of the Board, the Fund may from time to time offer to repurchase Shares pursuant to written tenders by Shareholders. See “Repurchase of Shares”. For a discussion of the risks associated with such repurchases, see “Risks—General Risks of Investing in the Fund.”

Beginning with the quarter ending December 31, 2026, the Adviser intends to recommend that, under normal market circumstances, the Fund conduct offers to repurchase up to 2.5% of the Shares outstanding (either by number of Shares or aggregate NAV) on a quarterly basis. The Fund intends to conduct such repurchase offers in accordance with the requirements of Rule 13e-4 promulgated under the Securities Exchange Act of 1934, as amended, and the 1940 Act, with the terms of such tender offer published in a tender offer statement to be sent to all Shareholders and filed with the SEC on Schedule TO.

Any repurchases of Shares will be made at such times and on such terms as may be determined by the Board from time to time in its sole discretion. In determining whether the Fund should offer to repurchase Shares from Shareholders of the Fund pursuant to repurchase requests, the Board may consider, among other things, the recommendation of the Adviser as well as a variety of other operational, business and economic factors. The Fund may repurchase less than the full amount that Shareholders request to be repurchased.

The Board may under certain circumstances elect to postpone, suspend or terminate an offer to repurchase Shares.

A Shareholder who tenders some but not all of its Shares for repurchase will be required to maintain a minimum account balance of $10,000. Such minimum ownership requirement may be waived by the Fund, in its sole discretion. If such requirement is not waived by the Fund, the Fund reserves the right to reduce the amount to be repurchased from the Shareholder so that the required minimum account balance is maintained, or redeem all of the Shareholder’s Shares.

An early repurchase fee (the “Early Repurchase Fee”) may be charged by the Fund with respect to any repurchase of Shares from a Shareholder at any time prior to the day immediately preceding the one-year anniversary of the Shareholder’s purchase of the Shares. The Early Repurchase Fee will be equal to 2.00% of the NAV of any Shares repurchased by the Fund, and Shares tendered for repurchase will be treated as having been repurchased on a “first-in, first-out” basis. An Early Repurchase Fee payable by a Shareholder may be waived by the Fund, in circumstances where the Board determines that doing so is in the best interests of the Fund. The Early Repurchase Fee will be retained by the Fund for the benefit of remaining Shareholders.

Leverage
The Fund may use leverage to the extent permitted by the 1940 Act. Under the 1940 Act, the Fund is not permitted to issue “senior securities” (as such term is defined in Section 18(g) of the 1940 Act), which generally consist of borrowings under credit facilities or preferred shares issued by the Fund, if, immediately after such issuance, the Fund would have asset coverage (as defined in the 1940 Act) of less than (i) 300% with respect to indebtedness or (ii) 200% with respect to preferred stock. This means that, at the time a “senior security” is issued, the ratio of the value of the Fund’s total assets, less all liabilities and indebtedness not represented by “senior securities,” as compared to the aggregate amount of the Fund’s “senior securities” equals at least 300% or 200%, as the case may be, immediately after such issuance. In addition, while any senior securities remain outstanding, the Fund generally must make provisions to prohibit any distribution to the Fund’s Shareholders or the repurchase of such securities or Shares unless the Fund meets the applicable asset coverage ratio at the time of the distribution or repurchase. Accordingly, if the Fund’s asset coverage ratio falls below such thresholds, the Fund’s ability to make distributions to Shareholders may be significantly restricted or the Fund may not be able to make any such distributions at all. The foregoing requirements do not apply to Portfolio Funds in which the Fund invests unless such Portfolio Funds are registered under the 1940 Act.

Credit Facility
The Fund, directly or through one or more SPVs that are structured as wholly-owned special purpose financing subsidiaries, may establish one or more credit facilities and enter into other financing arrangements for a range of purposes, including: (i) to provide liquidity for investment funding requests from underlying investments; (ii) to satisfy tender requests; (iii) to manage timing issues in connection with the inflows of additional capital and the acquisition of Fund investments; (iv) to otherwise satisfy Fund obligations; or (v) for investment purposes. The Fund cannot assure Shareholders that the Fund will be able to enter into a credit facility. Shareholders will indirectly bear the costs associated with any borrowings under a credit facility or otherwise. In connection with a credit facility or other borrowings, lenders may require the Fund to pledge assets, commitments and/or drawdowns (and the ability to enforce the payment thereof) and may ask it to comply with positive or negative covenants that could have an effect on the

Fund’s operations. In addition, from time to time, the Fund’s losses on leveraged investments may result in the liquidation of other investments held by the Fund and may result in additional drawdowns to repay such amounts.

In the near term, the Fund may enter into a credit facility or other financing arrangement with an affiliate of the Adviser. The purpose of any such credit facility or other financing arrangement would be to provide short-term working capital, primarily to bridge financing of the Fund’s acquisition of Fund Investments pending the acceptance of investor subscription funds.

Reports to Shareholders
The Fund will prepare and transmit to Shareholders an unaudited semi-annual and an audited annual report within sixty (60) days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act. Shareholders will also receive quarterly commentary regarding the Fund’s operations and investments. Each year, the Fund will furnish a statement on IRS Form 1099-DIV or Form 1042-S identifying the amount and character of the Fund’s distributions.

ERISA
Persons who are fiduciaries with respect to an employee benefit plan or other arrangements or entities subject to the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (an “ERISA Plan”), and persons who are fiduciaries with respect to an “individual retirement account” (an “IRA”), Keogh plan, or another arrangement or entity which is not subject to ERISA but is subject to the prohibited transaction rules of Section 4975 of the Code (together with ERISA Plans, “Benefit Plans”), may purchase Shares. Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund should not be considered to be “plan assets” of any Benefit Plans investing in the Fund for purposes of ERISA’s (or the Code’s) fiduciary responsibility and prohibited transaction rules.

Taxes; RIC Status
The Fund intends to elect to be treated, and intends to qualify annually thereafter, as a “regulated investment company” or a “RIC” under Subchapter M of the Code. As such, the Fund generally will not be subject to U.S. federal corporate income tax, provided that it distributes all of its net taxable income and gains each year. It is anticipated that the Fund will principally recognize capital gains and dividends paid to Shareholders in respect of such income generally will be taxable to Shareholders at the reduced rates of U.S. federal income law that are applicable to individuals for “qualified dividends” and long-term capital gains.

Because the Fund intends to qualify as a RIC, it is expected to have certain attributes that are not generally found in traditional unregistered private fund of funds. These include providing simpler tax reports to Shareholders on Form 1099-DIV or Form 1042-S, as applicable, and the avoidance of unrelated business taxable income for benefit plan investors and other investors that are generally otherwise exempt from U.S. federal income tax.

Prospective investors are urged to consult their tax advisors with respect to the specific U.S. federal, state, local, U.S. and non-U.S. tax consequences, including applicable tax reporting requirements.

Co-Investment Exemptive Order
The 1940 Act imposes significant limits on co-investments with affiliates of the Fund. As a registered investment company, the Fund is prohibited under certain provisions of the 1940 Act from conducting certain transactions alongside its affiliates without the prior approval of the SEC. The Adviser and other related entities have been granted an exemptive order from the SEC, which permits the Fund to co-invest alongside other funds and accounts managed and controlled by the Adviser and its affiliates in privately-negotiated investments, in a manner consistent with its investment objective, policies and restrictions as well as applicable regulatory requirements (the “Co-Investment Exemptive Order”). Pursuant to the Co-Investment Exemptive Order, the Fund generally is permitted to co-invest alongside certain of its affiliates if the Fund and each affiliate participating in the transaction acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and generally with substantially the same other terms. In addition, a “required majority” (as defined in Section 57(o) of the 1940 Act) of the Independent Trustees are required to make certain findings in connection with certain co-investment transactions. The Co-Investment Exemptive Order contains certain conditions that limit or restrict the Fund’s ability to participate in such investment opportunities. In such cases, the Fund may participate in an investment to a lesser extent or, under certain circumstances, may not participate in the investment.

Voting Interest
Subject to the rights of holders of any other class or series of Shares, each Share will be entitled to one vote on all matters submitted to a vote of Shareholders, including the election of Trustees. On each matter submitted to a vote of Shareholders, all Shares of all classes shall vote as a single class, except if a separate vote of any class is required by the 1940 Act or attributes applicable to a particular class, if a matter affects only the interests of a particular class, or if the Board determines otherwise. There will be no cumulative voting in any circumstance. To the extent that the 1940 Act requires that Trustees be elected by Shareholders, any such Trustees will be elected by a plurality of all Shares voted at a meeting of Shareholders at which a quorum is present. Under the Declaration of Trust, the Fund is not required to hold annual meetings of Shareholders. The Fund only expects to hold Shareholder meetings to the extent required by the 1940 Act or pursuant to special meetings called by (i) the Board, (ii) the Chief Executive Officer of the Fund or (iii) Shareholders holding not less than thirty-three and one-third percent (33 1/3%) of the outstanding Shares of the Fund. Except for the exercise of such voting privileges, Shareholders are not entitled to participate in the management or control of the Fund’s business and may not act for or bind the Fund. See “Certain Provisions in the Declaration of Trust.”

Custodian	State Street serves as the custodian of the assets of the Fund and may maintain custody of such assets with U.S. and non-U.S. sub-custodians.

Sub-Administrator, Transfer Agent and Dividend Paying Agent
State Street serves as the Sub-Administrator, transfer agent and dividend paying agent of the Fund. In such capacities, the Sub-Administrator assists the Administrator in the provision of administrative and accounting services to the Fund, provides transfer agency services to the Fund and manages the administration of the DRIP, respectively.

Fiscal and Tax Year	The Fund’s fiscal year is the 12-month period ending on March 31. The Fund’s taxable year is the 12-month period ending on September 30.

Term	The Fund’s term is perpetual unless the Fund is otherwise terminated under the terms of the Declaration of Trust.

SUMMARY OF FEES AND EXPENSES
The fee table below is intended to assist Shareholders in understanding the various costs and expenses that the Fund expects to incur, and that Shareholders can expect to bear, by investing in the Fund. This fee table is based on estimated expenses of the Fund for the fiscal year ending March 31, 2027, and assumes that the Fund has average net assets of $505,523,375 for the fiscal year.

Shareholder Transaction Expenses (fees paid directly from your investment)	Class S Shares	Class D Shares	Class I Shares	Class M Shares
Maximum Sales Load (as a percentage of purchase amount)(1)	3.50%	1.50%	None	3.50%
Maximum Early Repurchase Fee (as a percentage of repurchased amount)(2)	2.00%	2.00%	2.00%	2.00%

Estimated Annual Operating Expenses (as a percentage of net assets attributable to Shares)	Class S Shares	Class D Shares	Class I Shares	Class M Shares
Management Fee(3)	1.25%	1.25%	1.25%	1.25%
Incentive Fee(4)	0.00%	0.00%	0.00%	0.00%
Other Expenses(5)	1.21%	1.21%	1.21%	1.21%
Distribution and Servicing Fee	0.75%	0.25%	None	0.50%
Acquired Fund Fees and Expenses(6)	0.53%	0.53%	0.53%	0.53%
Interest Payments on Borrowed Funds(7)	0.30%	0.30%	0.30%	0.30%
Total Annual Expenses	4.04%	3.54%	3.29%	3.79%
Fee Waiver and/or Expense Reimbursement(8)	(0.36)%	(0.36)%	(0.36)%	(0.36)%

Total Annual Expenses (After Fee Waiver and/or Expense Reimbursement)	3.68%	3.18%	2.93%	3.43%

(1)
Investors purchasing Class S and Class M Shares may be subject to a sales load of up to 3.50% of the investment amount. Investors purchasing Class D Shares may be subject to a sales load of up to 1.50% of the investment amount. Class I Shares are not sold subject to a sales load.

(2)
A 2.00% Early Repurchase Fee payable to the Fund will be charged with respect to the repurchase of Shares at any time prior to the day immediately preceding the one-year anniversary of a Shareholder’s purchase of the Shares (on a “first-in, first-out” basis). An Early Repurchase Fee payable by a Shareholder may be waived in circumstances where the Board determines that doing so is in the best interests of the Fund. The Early Repurchase Fee will be retained by the Fund for the benefit of the remaining Shareholders.

(3)
The Fund pays the Adviser a monthly Management Fee at an annual rate of 1.25% based on the value of the Fund’s net assets, calculated and accrued monthly as of the last business day of each month. For purposes of determining the Management Fee payable to the Adviser: (i) the Fund’s net assets means its total assets less liabilities determined on a consolidated basis in accordance with GAAP; and (ii) the value of the Fund’s net assets will be calculated prior to the inclusion of the Management Fee and Incentive Fee, if any, payable to the Adviser, or to any purchases or repurchases of Shares of the Fund or any distributions by the Fund. The Adviser has contractually agreed to waive the Management Fee for a 12-month period commencing six months after the Fund’s initial closing, which occurred on June 1, 2026. Unless otherwise extended by agreement between the Fund and the Adviser, the Management Fee payable by the Fund following expiration of the 12-month period will be at the annual rate of 1.25%. The Management Fee waived under the Management Fee Waiver is not subject to recoupment by the Adviser under the Expense Limitation Agreement, described below, and is not reflected in the Fee Waiver and/or Expense Reimbursement line item.

(4)
At the end of each calendar quarter, the Adviser is entitled to receive an Incentive Fee equal to 12.5% of the excess, if any, of (i) the net profits of the Fund for the relevant period over (ii) the then balance, if any, of the Loss Recovery Account. For the purposes of the Incentive Fee and Loss Recovery Account, the term “net profits” shall mean the amount by which (i) the sum of (A) the NAV of the Fund as of the end of such quarter, (B) the aggregate repurchase price of all Shares repurchased by the Fund during such quarter and (C) the amount of dividends and other distributions paid in respect of the Fund during such quarter and not reinvested in additional Shares through the DRIP exceeds (ii) the sum of (X) the NAV of the Fund as of the beginning of such quarter and (Y) the aggregate issue price of Shares of the Fund issued during such quarter (excluding any Shares of such class issued in connection with the reinvestment through the DRIP of dividends paid, or other distributions made, by the Fund through the DRIP). For the avoidance of doubt, any change in the NAV of the Fund directly as a result of subscriptions or repurchases during each measurement period is not included for purposes of the “net profits” or “net losses” calculations. Because the Incentive Fee is speculative, no Incentive Fee is presented for the initial year of the Fund’s operations.

(5)
Other Expenses include, among other things, estimated professional fees and other expenses that the Fund bears, including initial and ongoing offering costs and fees and/or expenses of the Administrator, Sub-Administrator, transfer agent and custodian, and the reimbursement of the Fund’s allocable portion of the Administrator’s overhead and other expenses (including travel expenses) incurred by the Administrator in performing its obligations under the Administration Agreement, including the Fund’s allocable portion of the compensation, rent and other expenses of certain officers of the Fund and their respective staffs.

(6)
Acquired Fund Fees and Expenses include the estimated fees and expenses of Portfolio Funds in which the Fund intends to invest based on the anticipated net proceeds of the offering, expressed as a percentage of estimated average net assets for the fiscal year ending March 31, 2027. The Portfolio Funds in which the Fund intends to invest generally charge a management fee of 1.00 to 2.50% (annualized) of the commitment amount of the Fund’s investment, and 15% to 25% of a Portfolio Fund’s net profits as a carried interest allocation, subject to a clawback. The Portfolio Funds generally will be subject to a carried interest clawback. The Acquired Fund Fees and Expenses disclosed above are based on historic returns of the Portfolio Funds in which the Fund expects to invest, which may change substantially over time. The Acquired Fund Fees and Expenses reflect operating expenses of the Portfolio Funds (i.e., management fees, administration fees and professional and other direct, fixed fees and expenses of the Portfolio Funds) and do not reflect any performance-based fees or allocations paid by the Portfolio Funds that are calculated solely on the realization and/or distribution of gains, or on the sum of such gains and unrealized appreciation of assets distributed in-kind. As such, fees and allocations for a particular period may be unrelated to the cost of investing in the Portfolio Funds.

(7)	Interest Payments on Borrowed Funds are estimated for the Fund’s current fiscal year.

(8)
Pursuant to the Expense Limitation Agreement, (i) the Adviser has agreed to waive fees that it would otherwise be paid and/or (ii) the Adviser, or an affiliate thereof, has agreed to assume expenses of the Fund if required to ensure the annual operating expenses of the Fund, excluding the Excluded Expenses, do not exceed 0.85% per annum of the average monthly net assets of each class of Shares. With respect to each class of Shares, the Fund agrees to repay to (i) the Adviser any fees waived under the Expense Limitation Agreement and/or (ii) the Adviser, or an affiliate thereof, any expenses reimbursed in excess of the Expense Limitation Agreement for such class of Shares, provided the repayments do not cause annual operating expenses (excluding Excluded Expenses) for that class of Shares to exceed the expense limitation in place at the time the fees were waived and/or the expenses were reimbursed, or the expense limitation in place at the time the Fund repays the Adviser or its affiliate, whichever is lower. Any such repayments must be made within three years after the year in which the Adviser or its affiliate incurred the expense. The Expense Limitation Agreement has an initial term ending on April 3, 2027, and the Adviser may determine to extend the term for a period of one year on an annual basis, subject to the approval by the Board, including a majority of the Independent Trustees. The Expense Limitation Agreement may not be terminated by the Adviser during the initial term; rather, only the Board may terminate the Expense Limitation Agreement during the initial term.

The purpose of the table above and the examples below is to assist prospective investors in understanding the various costs an
d
expenses Shareholders will bear.
The following examples are intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. Because there are no costs to you associated with repurchases of your Shares if held through the end of the period indicated, your costs would be the same whether you hold your Shares or tender your Shares for repurchase at the end of the time periods indicated. The examples assume that all distributions are reinvested at NAV and that the percentage amounts listed under Annual Expenses remain the same (except that the examples incorporate the fee waiver and expense reimbursement arrangements under the Expense Limitation Agreement for only the one-year example and the first year of the three-, five- and ten-year examples, and the Annual Expenses have been reduced after the first year of the three-, five- and ten-year examples to reflect the completion of the amortization of initial offering costs). The assumption in the hypothetical example of a 5% annual return is required by regulation of the SEC and applicable to all registered investment companies. The assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of the Fund.

The examples illustrate the expenses, including a sales load, as applicable, that you would pay on a $1,000 investment in each class of Shares, assuming a 5% annual return.

	1 Year	3 Years	5 Years	10 Years
Class S	$71	$141	$213	$403
Class D	$47	$109	$173	$345
Class I	$30	$88	$148	$312
Class M	$68	$134	$201	$381
The examples illustrate the expenses, including a sales load, as applicable, that you would pay on a $50,000 investment in each class of Shares, assuming a 5% annual return.

	1 Year	3 Years	5 Years	10 Years
Class S	$3,537	$7,038	$10,643	$20,129
Class D	$2,330	$5,428	$8,649	$17,273
Class I	$1,480	$4,380	$7,409	$15,592
Class M	$3,418	$6,687	$10,069	$19,049
The examples above are based on the annual fees and expenses set forth in the table above. They should not be considered a representation of the Fund’s future expenses. Actual expenses may be greater or less than those shown, and the Fund’s actual rate of return may be greater or less than the hypothetical 5.0% return assumed in the examples. A greater rate of return than that used in the examples would increase the dollar amount of the asset-based fees paid by the Fund, as well as the effect of any Incentive Fee, if applicable.
THE FUND
The Fund is a recently organized Delaware statutory trust registered under the 1940 Act as a closed-end, non-diversified, management investment company. The Fund was organized as a Delaware statutory trust on September 30, 2025.
Investment advisory services are provided to the Fund by the Adviser pursuant to the Investment Advisory Agreement entered into between the Fund and the Adviser. The Board is responsible for monitoring and overseeing the investment program of the Fund. See “Management of the Fund.”
USE OF PROCEEDS
The proceeds from the sale of Shares, not including the amount of the Fund’s fees and expenses (including, without limitation, offering expenses), will be invested by the Fund in accordance with the Fund’s investment objective and strategies as soon as practicable after receipt of such proceeds, consistent with market conditions and the availability of suitable investments and capital inflows into the Fund. The Fund anticipates that it will take a longer period of time to allocate proceeds of its continuous offering to certain investments due to the nature of those investments. It is anticipated that proceeds from the sale of Shares will be invested in or committed to appropriate investment opportunities within three months; however, changes in market conditions could result in the Fund’s anticipated investment period extending as long as six months. Such proceeds will be invested together with any interest earned in the Fund’s account with the Fund’s custodian prior to the closing of the applicable offering. See “Purchasing Shares.” Delays in investing the Fund’s assets may occur (i) because of the time typically required to complete venture capital and growth stage transactions (which may be considerable), (ii) because certain Direct Investments and Portfolio Funds selected by the Adviser may provide infrequent opportunities to purchase their securities, and/or (iii) because of the time required for the Portfolio Fund Managers to invest the amounts committed by the Fund. Accordingly, during this period, the Fund may not achieve its investment objective or be able to fully pursue its investment strategies and policies.
Pending the investment of the proceeds pursuant to the Fund’s investment objective and policies, the Fund may invest a portion of the proceeds of the offering, which may be a substantial portion, in Liquid Assets. In addition, the Fund may maintain a portion of the proceeds of the continuous offering in cash to meet operational needs. The Fund may not achieve its investment objective, or otherwise fully satisfy its investment policies, during such periods in which the Fund’s assets are not able to be substantially invested in accordance with its investment strategies.

INVESTMENT PROGRAM
Investment Objective
The Fund’s investment objective is to seek attractive long-term capital appreciation. The Fund’s investment objective is not a fundamental policy of the Fund and may be changed by the Board without the approval of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). The Fund’s fundamental policies, which are listed in the SAI, may only be changed by the affirmative vote of a majority of the Fund’s outstanding voting securities.
Investment Strategy
The Fund seeks to achieve its investment objective by investing in a broad portfolio of investments in private companies that operate across various investment stages of the private equity lifecycle, with an emphasis on Venture Capital and Growth Companies.
Investments in Venture Capital and Growth Companies are made during strategic periods of a company’s private equity lifecycle:

•
Venture capital investments include: (i) early-stage investments in businesses that are still in the conceptual stage (i.e., start-up or seed), or where products may not be fully developed, and where revenues and/or profits may be several years away; and (ii) later-stage investments in more mature companies that are fast-growing, but typically are not yet profitable and are in need of expansion capital.

•
Growth stage investments are strategically positioned between venture capital stages and a company’s initial public offering or other strategic exit or liquidity event. Companies in the growth stage can continue to undergo transformational periods of rapid growth and expansion, but operate near or just-above break-even profitability. At this stage, companies may take on debt financing or growth buyout capital to support their ongoing corporate initiatives. Accordingly, growth stage investments can include buyout investments in growth companies, in which the use of debt financing, or leverage, often is employed.

The Fund intends to provide Shareholders with access to Venture Capital and Growth Companies that typically are available only to larger institutional investors. The Fund may gain access to Venture Capital and Growth Companies through a number of different approaches, including: (i) Secondary Investments; (ii) Direct Investments; and (iii) Primary Investments. The Fund seeks to provide investors with exposure to a broad spectrum of types of venture capital and growth opportunities across industry sector, investment stage and size, geography and sub-asset classes in an evergreen investment structure. The Fund intends to concentrate (i.e., invest 25% or more of the value of the Fund’s total assets) in the information technology group of industries while maintaining exposure across a number of industry sectors. These industry sectors include artificial intelligence, enterprise software, technology-enabled products and services, consumer, healthcare and other industries the Adviser believes are positioned to benefit from favorable long-term secular trends. These trends encompass the broad digital transformation and technological adoption across multiple sectors, the migration to hybrid infrastructure models (i.e., models that blend on-premises resources with cloud resources) and cloud-based models and the growing imperative for enhanced cybersecurity and quantum technologies.
Secondary Investments
A “Secondary Investment” is an investment through a secondary purchase (typically via private markets) or similar acquisition of an existing investment (i) in the equity and/or debt of a private company or (ii) in a Portfolio Fund. For additional information regarding Secondary Investments, including the variety of forms in which they may be structured, see “Investment Program—The Adviser’s Investment Strategy and Process—Investment Criteria—Secondary Investments.”
Direct Investments
A “Direct Investment” is an investment in the equity and/or debt of a private company that offers its securities through a private placement exempt from registration under the 1933 Act. Direct Investments may be held by the Fund either directly or through a single-asset investment vehicle that acquires and/or otherwise holds the securities of a single private company, and may be structured such that the Fund is a lead investor or invests alongside a Portfolio Fund Manager.

From time to time, the lead equity sponsor of or another sponsor associated with a portfolio company may seek to establish and operate a single-asset investment vehicle for the purpose of facilitating investment into the portfolio company. The direct investment exposure obtained by investing through single-asset investment vehicles differs from the indirect exposure obtained by investing in Portfolio Funds. Portfolio Funds are typically structured to invest across multiple assets (on either a blind pool or identified asset basis), whereas single-asset investment vehicles provide significant access to and information about the individual portfolio company. In addition, single-asset investment vehicles in which the Fund may invest will not hold derivatives or other instruments that are subject to conditions (
e.g.
, transfer restrictions) for the future delivery of securities.
Primary Investments
A “Primary Investment” is an investment in an original issuance of a Portfolio Fund which has yet to invest a substantial portion of its capital in underlying portfolio companies or other underlying investments.
A designated member of Adams Street’s investment strategy and risk management team, in consultation with the Adviser’s or its affiliates’ legal and compliance team where deemed appropriate, will determine whether to classify an investment as a Secondary Investment, Direct Investment or Primary Investment through consideration of various factors, including: (i) the percentage of the investment funded; (ii) the value of the underlying assets; (iii) the expected timing of distributions of investment returns to limited partners; (iv) the structure of the investment; (v) the asset type, industry, entry valuation, stage and sector of the investment; (vi) the level and type of diligence able to be performed on the investment; (vii) the percentage of the investment that is determined to be credit as compared to equity; (viii) the fact that the transaction is or is not characterized as a specific type of investment in the relevant market and/or by the other parties to the transaction; and (ix) such other objective factors as set forth in the Adviser’s investment allocation policy.
Under normal circumstances, the Fund intends to invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in Venture Capital and Growth Companies. The Fund may make these investments through Secondary Investments, Direct Investments and Primary Investments. This policy may be changed by the Board, upon sixty (60) days’ prior written notice to Shareholders. This test is applied at the time of investment; later percentage changes caused by a change in the value of the Fund’s assets, including as a result of a change in the value of the Fund’s investments or due to the issuance or repurchase of Shares, will not require the Fund to dispose of an investment.
For purposes of the Fund’s 80% policy, the Fund intends to count the value of any money market funds, cash, other cash equivalents or U.S. Treasury securities with remaining maturities of one year or less that cover unfunded commitments to invest equity in Portfolio Funds that the Fund reasonably expects to be called in the future, as qualifying Venture Capital and Growth Companies. As a result, the Fund may at times hold a significant portion of its assets in cash and cash equivalents or other liquid assets; however, as of the date hereof, the Fund has no intention to do so.
The Fund may have exposure to private debt, including, without limitation, Rule 144A securities, syndicated and other floating rate senior secured loans issued in private placements by U.S. and foreign corporations, partnerships and other business entities, privately placed bank loans, restricted securities, and other securities and instruments issued in transactions exempt from the registration requirements of the 1933 Act, including, potentially as a component of a transaction, preferred or common equity, warrants and other securities offered in connection with such credit. The Fund may invest in private debt directly or indirectly through Portfolio Funds. In some cases, the Fund’s exposure to private debt may be used to manage portfolio liquidity. Such private debt investments may be rated below investment grade by rating agencies or would be rated below investment grade if they were rated.
In addition to Venture Capital and Growth Companies, the Fund also may allocate a portion of its investments to Other Private Market Investments, including non-growth buyouts, senior debt, mezzanine/subordinated debt, restructuring/distressed debt and special situations.
The Adviser manages the Fund’s asset allocation and investment decisions with a view towards managing liquidity and maintaining a high level of investment in Fund Investments. The asset allocation and investment selection among Fund Investments will vary over time based on the Adviser’s analysis of private markets, the Fund’s existing portfolio at the relevant time, market conditions, deal flow, timing, volume of subscriptions and repurchases and other factors. The Fund’s asset allocation may be based, in part, on anticipated future capital calls and distributions from such investments. The Adviser may also take other anticipated cash flows in to

account, such as those relating to new subscriptions into the Fund, the repurchase of Shares through periodic tenders by Shareholders and any distributions made to Shareholders. To forecast portfolio cash flows, the Adviser utilizes quantitative and qualitative factors, including historical private equity data, actual portfolio observations and qualitative forecasts prepared by the Adviser.
The Adviser expects that the Fund’s asset allocation will tilt more heavily toward Secondary Investments and Direct Investments; however, over shorter periods, the portfolio composition may reflect the allocation of capital more opportunistically in accordance with the Fund’s investment objective.
The Fund may have exposure to companies and funds that are organized or headquartered or have substantial sales or operations outside of the United States, its territories, and possessions, although the Fund expects to invest principally in North America-domiciled investments. Over time, the Fund may have exposure to developing or emerging markets. The Fund’s portfolio is anticipated to include investments in a number of different currencies. There can be no assurance that all investment types will be available, will be consistent with the Fund’s investment objective, will satisfy the Adviser’s pricing and due diligence considerations or will be selected for the Fund.
The Fund may establish one or more credit facilities and enter into other financing arrangements for a range of purposes, including: (i) to provide liquidity for investment funding requests from underlying investments; (ii) to satisfy tender requests; (iii) to manage timing issues in connection with the inflows of additional capital and the acquisition of Fund investments; (iv) to otherwise satisfy Fund obligations; or (v) for investment purposes. There is no assurance, however, that the Fund will be able to timely repay any borrowings under any such credit line, which may result in the Fund incurring leverage on its portfolio investments from time to time. There can be no assurance that the Fund will be able to renew any such credit line on attractive terms. Under the 1940 Act, the Fund is not permitted to borrow for any purposes if, immediately after such borrowing, the Fund would have asset coverage (as defined in the 1940 Act) of less than 300% with respect to indebtedness. This means that at the time the borrowing is made, the value of the Fund’s borrowings may not exceed one-third the value of the Fund’s total assets (including such borrowings), or 50% of the Fund’s net assets. None of the foregoing 1940 Act requirements apply to Portfolio Funds in which the Fund invests unless such Portfolio Funds are registered under the 1940 Act. To enhance the Fund’s liquidity, particularly in times of possible net outflows through the repurchase of Shares by periodic tender offers to Shareholders, the Adviser may sell certain of the Fund’s assets.
The Board may modify the borrowing policies of the Fund, including the purposes for which borrowings may be made, and the length of time that the Fund may hold portfolio securities purchased with borrowed money. The rights of any lenders to the Fund to receive payments of interest or repayments of principal will be senior to those of the Shareholders and the terms of any borrowings may contain provisions that limit certain activities of the Fund. The Fund also may borrow money from banks or other lenders for temporary purposes in an amount not to exceed 5% of the Fund’s assets. Such temporary borrowings are not subject to the asset coverage requirements discussed above.
From time to time, the Fund invests a portion of its assets in a portfolio of Liquid Assets, including: cash and cash equivalents; short-term, high-quality (
i.e.,
investment grade or higher), liquid debt securities and other credit instruments; and other investment companies, including money market funds and exchange traded funds. During normal market conditions, it is generally not expected that the Fund will hold more than 20% of its net assets in Liquid Assets for extended periods of time. For temporary defensive purposes, liquidity management or in connection with implementing changes in the asset allocation, the Fund may hold a substantially higher amount of Liquid Assets.
The Fund may, from time to time in its sole discretion, take temporary or defensive positions in Liquid Assets to attempt to reduce volatility caused by adverse market, economic, or other conditions. Any such temporary or defensive positions could prevent the Fund from achieving its investment objective. In addition, subject to applicable law, the Fund may, in the Adviser’s sole discretion, hold cash, cash equivalents, other short-term securities or investments in money market funds pending investment, in order to fund anticipated repurchases, expenses of the Fund or other operational needs, or otherwise in the sole discretion of the Adviser.
The Fund may make investments directly or indirectly through one or more wholly owned subsidiaries. The Fund may form a subsidiary in order to pursue its investment objective and strategies in a potentially tax-efficient manner or for the purpose of facilitating its use of permitted borrowings. Except as otherwise provided, references to the Fund’s investments also will refer to any subsidiary’s investments. In determining which investments should be bought and sold for a subsidiary, the Adviser will treat the assets of the subsidiary as if the assets were held directly by the Fund. The financial statements of each subsidiary will be consolidated with those of the Fund. While no subsidiary will operate as a registered investment company under the 1940 Act, to the extent required by the 1940 Act and relevant SEC guidance, the Fund will comply with the provisions of the 1940 Act governing capital structure and leverage (Section 18 of the 1940 Act) and investment policies (Section 8 of the 1940 Act) on an aggregate basis with any subsidiary. Further, any subsidiary will comply with the provisions of the 1940 Act relating to affiliated transactions and custody (Section 17 of the 1940 Act), the rules thereunder and/or exemptive relief therefrom.
If the Fund’s subsidiaries make investments, they will bear their respective organizational and operating fees, costs, expenses and liabilities and, as a result, the Fund will indirectly bear these fees, costs, expenses and liabilities. Because the Fund’s subsidiaries will be wholly owned, they will have the same investment strategies as the Fund. In addition, the subsidiaries will be consolidated subsidiaries of the Fund and the Fund will comply with the provisions of the 1940 Act governing capital structure and leverage on an aggregate basis with the subsidiaries.
The Adviser will comply with the provisions of the 1940 Act relating to investment advisory contracts as an investment adviser to the subsidiaries under Section 2(a)(20) of the 1940 Act. The subsidiaries will comply with the provisions relating to affiliated transactions and custody of the 1940 Act. The Fund does not intend to create or acquire primary control of any entity which engages in investment activities in securities or other assets other than entities wholly owned by the Fund.
Certain Portfolio Funds in which the Fund will invest may, to a limited extent, invest in SPVs, forward contracts, simple agreements for future equity (SAFEs) or other similar investments for the future delivery of restricted securities to obtain exposure to Venture Capital and Growth Companies. The SPVs in which a Portfolio Fund may invest themselves serve to invest in, or otherwise provide exposure to, securities of underlying portfolio companies and/or facilitate a defined investment strategy, and may use derivatives to obtain such investment exposure and/or in connection with such strategy. The SPVs are controlled by managers or sponsors that are unaffiliated with the Adviser, and typically are organized as limited liability companies or limited partnerships.
Venture Capital and Growth Market Overview
The venture capital and growth stage industry consistently produces companies that create new markets and/or disrupt established ones. As consumers and enterprises continue to adopt fundamental technology advancements such as mobile internet, distributed cloud computing, artificial intelligence, and machine learning, the opportunity for technology driven innovation expands accordingly. The successful companies that capitalize on this expansion can generate value and ultimately drive financial returns to the venture capital and growth funds that support them.
Venture capital and growth funds invest in businesses across the entire life cycle of company development. The market is structured to provide capital from the earliest stages of company formation (start-up or seed) where products may not be fully developed and revenues or profits may be several years away, to more established companies that require resources to fund the next stage of growth. Companies face different challenges as they evolve from an early-stage company to a more established business, enabling a portfolio of venture capital exposure to diversify risk across the many different challenges a growing company may face. Historically, the best venture capital investment returns have been concentrated with top-tier venture capital funds. Proven, thought-leading venture managers who can attract the most desirable entrepreneurs and add significant value to portfolio companies are best positioned to generate the outsized returns that are commensurate with the risk underwritten at investment.
The United States remains the center of the global venture ecosystem. Exemplified by Silicon Valley, the country’s entrepreneurial culture and technological expertise support innovation as well as, or better than, any other geography. Over the past approximately 20 years, U.S. venture-backed companies have dominated the global technology market (e.g., Google, Amazon, Facebook, Uber, etc.). That being said, venture markets in China, Europe, India, and Israel, amongst others, continue to develop and are additive to the global technology ecosystem.
Technology driven innovation is expected to continue to provide significant opportunity for the venture capital and growth stage industry on a global scale. While company valuations are influenced by broader capital markets’ changing appetite or ability to take the risk associated with venture-like investments, the underlying opportunity to generate value is expected to remain large and unwavering. Venture-backed companies funded over the next several years are expected to impact the way individuals find, interact with, and consume products and services, as well as change the way enterprises conduct business internally and with each other.
The Adviser’s Investment Strategy and Process
The Adviser believes that a venture capital and growth investment portfolio that is diversified across time, strategy, manager, company and industry sector exposure can enhance returns. Adams Street is an active investor in all areas of the global venture capital business. Adams Street began making direct venture capital and growth investments in 1972 and venture capital fund investments in 1979. As a significant long-term investor in private markets, Adams Street has a meaningful information advantage that benefits each activity.
The Adviser believes the performance of people is fundamental in the pursuit of achieving superior returns and that managerial skill will play a pivotal role in deciphering latent pockets of opportunities that exist within the complex and volatile macro environment. Thus, the Adviser searches for opportunities with managers/companies that are not highly correlated with economic swings; however, there can be no assurance that the Adviser will be successful or that the Fund’s investments will be protected against general economic swings.
Portfolio Construction
Successful venture capital and growth investing requires an analysis of both the top-down and bottom-up characteristics of a particular investment opportunity. Top-down factors relate to the “macro” aspects of a particular investment, such as the economic and legal environment. In addition, a top-down analysis also refers to the desired exposure to the various asset subclasses. Bottom-up factors refer to the “micro” aspects, such as the specific investment skills of a particular private equity manager. The Adviser’s global strategies are built to provide investors with exposure to the best private equity managers and portfolio companies in the market. Moreover, the Adviser’s strategies provide a good balance by subclass, vintage year and geography.
Venture capital and growth investments are long-term investments, and thus the Adviser’s strategic outlook incorporates long-term trends. The Adviser has developed a methodical, systematic and results-driven process with regard to its portfolio construction. The following outlines the Adviser’s portfolio construction philosophy, practices and attributes:

•	Time Diversification: An ideal venture capital and growth investment portfolio is constructed to weather the impact of market cycles while taking advantage of long-term secular trends.

•
Manager Excellence
: The Adviser targets managers with a track record or expected track record of benchmark out-performance, who generate deal-flow and top quartile returns regardless of their size, geography or length of track record. The Adviser believes in partnering with the smartest, most talented and thoughtful investors in the marketplace. The Adviser generally does not back first-time managers, however, if the manager’s investment professionals are well-known to Adams Street through history at other firms, the Fund may, on occasion, invest in a first-time fund or act as the first institutional source of capital for a general partner (a “GP”).

•
Company Selection Excellence
: Adams Street, through its industry leading partnership investment efforts, is a significant limited partner in many funds sponsored by top-tier private equity firms. These relationships, along with a robust and proactive marketing strategy across the firm, generate actionable, high-quality direct investment deal flow. Adams Street’s broader exposure to equity sponsors targeting small / mid-market size companies in sectors undergoing growth and change provides an attractive opportunity set from which to select. Adams Street has been a consistent co-investment partner to the GP community (
i.e.,
sponsors of Portfolio Funds) since 1989 and has successfully closed 290+ investments alongside 150+ managers.

•
Geographic Expansion
: Different geographies can offer unique opportunities and risk exposures which means the Fund may benefit from the combination of less correlated assets. Through the Adviser’s risk premium analysis, the Adviser can assess new regions for viability and customize allocations to these areas based on risk- return profile.

•	Strategy : The asset allocation will include a mix of strategies, balanced with varying maturities and durations.

Top-Down Analysis
The Adviser’s analysis of top-down factors begins with investment considerations that are not unique to venture capital or growth investing, such as the assessment of political, economic and currency risk. The top-down analysis also focuses on environmental characteristics that the Adviser has identified as critical to successful private equity investing, including: (i) the extent to which the market has accepted equity as a form of financing and investment; (ii) the degree to which the environment is conducive to entrepreneurial activity; (iii) the availability of attractive investment opportunities; (iv) other factors influencing the ability to invest, such as due diligence standards, accounting and tax issues and the enforceability of legal rights; and (v) the availability of exit opportunities for investments (including stock market exits).
Bottom-Up Analysis
Given the wide dispersion of returns between the best and worst performers, the most critical aspect of investing is manager selection. In the Adviser’s experience, the best predictor of future investment success is the experience and past performance of a fund manager. Consequently, the Adviser focuses its investments with fund managers who have successful experience in making, managing and exiting investments.
For over 50 years, Adams Street has been recognized as a leading private markets management firm. During this time, Adams Street has developed a rigorous process to assess the universe of potential investments, utilizing a theme-based, research-driven approach to identify and invest in new potential top tier firms. This approach is intended to ensure that Adams Street not only continues to invest with top quartile managers in the market, but also continues to have a level of foresight in regard to identifying new firms before or as they become highly sought-after GPs.
In developed private equity markets, such as the U.S. and the UK, certain venture capital and growth investment firms have established franchises. Private equity firms specializing in a particular area (
e.g.,
early-stage information technology) aim to establish a reputation of understanding their chosen field and being able to execute transactions better than other, more generalist firms. This reputation attracts entrepreneurs seeking equity capital. A successful franchise will considerably enhance deal flow. The concept of franchise is beginning to take hold in other non-U.S. markets, in particular continental Europe.
A venture capital or growth stage transaction usually involves the purchase of (or investment in) a company or asset, an ensuing holding period in which value can be created organically, through acquisition or by restructuring, and a successful exit of the business. Numerous opportunities arise for the best managers with competitive advantages to excel in one or more stages of the venture capital and growth investment cycle. Characteristics required to be successful as a venture capital or growth investment manager include:

•
Pre-Transaction
: Origination, Due Diligence, Monitoring, Negotiation and Structuring: Markets are becoming more efficient, with the volume of auctioned transactions increasing in more mature market segments, such as large buyouts in the U.S. or UK. Investment banks are increasingly appointed by the sellers in an effort to maximize proceeds, making it important for venture capital and growth investment firms to have differentiated plans for deal sourcing and value creation; and

•
Post-Transaction
: Monitoring, Adding Value and Exiting: In any venture capital or growth investment environment, the ability to find and purchase investments represents only one part of the equation. For a fund manager to achieve investment success, the manager must also possess the foresight, leadership, and management skills required of an ongoing owner of a business and be able to take advantage of, or create, opportunities to exit the investment.

When evaluating a possible investment opportunity, the Adviser looks to identify and invest with the best teams, composed of the highest quality individuals operating in each subclass and strategy type. The Adviser often conducts background checks on the key individuals, typically those with the most significant vested interest, in a firm. The Adviser utilizes its vast network of industry contacts to complete background due diligence and engage, as needed, a third-party provider to complete a background check. The operational due diligence process is part of the Adviser’s entire investment due diligence process. Evaluation of possible investment opportunities may include an indeterminate period following preliminary due diligence during which the Adviser monitors the investment opportunity prior to making a decision to pursue or reject the opportunity. Once a decision has been reached to recommend an investment, the investment is submitted to the appropriate committee for consideration and approval. The Adviser also conducts a legal review and negotiation of investment terms. After an investment has been made, the Adviser continues to play an active role in the monitoring of the manager or company.

Investment Criteria
Secondary Investments
The Adviser expects to make Secondary Investments primarily in venture capital and growth stage assets, and to a lesser extent, other assets which the Adviser believes in the aggregate across the secondary portfolio will meet their targeted return expectations. With respect to individual companies, the Adviser believes that the increased time to liquidity of many venture-backed companies can provide a significant source of investment opportunities. As a result, early venture capital investors and company management teams, in some cases, pursue secondary offerings to expedite liquidity. In addition to playing a role in meeting return expectations for the Fund, Secondary Investments in Portfolio Funds play an important role in the Adviser’s strategy to mitigate the “J-curve.” The Adviser considers the risk characteristics of each Secondary Investment, including the geographic location of the assets being acquired, but those characteristics may be less of a priority than the cash flow profile of the secondary investment when determining the appropriateness of the investment for the Fund.
Secondary Investments may be structured in a variety of forms, including: (i) purchases, from employees and other existing investors, of either or both preferred and common stock in later stage venture- and growth-backed operating companies; (ii) finance the spinout of a team or assets from a parent organization; (iii) a simple purchase of an existing interest in a single fund from a single seller seeking near-term liquidity whereby the applicable fund purchases the interest and assumes the ongoing cash flows and remaining unfunded commitments, which may be more or less unfunded; (iv) subscription to a new fund that is already materially committed such that the investment analysis is materially dependent upon the view of the existing assets in the fund; (v) transactions involving multiple fund interests, or specifically identified portfolio companies or assets within Portfolio Funds, that are purchased from one or more sellers and are held directly or through a Portfolio Fund or newly-formed vehicle; (vi) structured as contracts for future income or liabilities (without the actual transfer of the partnership(s) or assets tied to such transaction); (vii) structured with a purchase price deferral; (viii) combined with primary commitments either held by the seller or required to be purchased by the GP as part of their giving consent to the transaction; (ix) providing a liquidity solution to limited partners in a fund led by the fund’s GP or other manager to restructure the fund or create a new entity in which to manage the assets (
i.e.,
a “continuation fund” or “GP-led transaction”); or (x) providing capital to recapitalize an existing fund.
Direct Investments
The Adviser, through investments in the equity and/or debt of Venture Capital and Growth Companies, seeks exposure to businesses in, but not limited to, the technology and healthcare sectors, including application software, infrastructure software, financial technology and healthcare technology, and to a lesser extent other venture capital and growth stage opportunities which the Adviser believes will meet its targeted return expectations in the aggregate across the portfolio.
In assessing these opportunities, the Adviser generally focuses on confirming that the market size is large enough and that the company is positioned as a leader in the market, which decreases the level of product and market risk, while accepting some scaling execution risk.
The Fund also co-invests alongside lead equity sponsors and typically targets venture capital and growth opportunities, and to a lesser extent the Fund targets the following transaction types: leveraged buyout; public to private; recapitalization; and development capital.
Importantly, the Adviser maintains a flexible investment mandate and is consequently well-positioned to provide equity sponsors with a Co-Investment solution that matches the specific deal requirements.
The Adviser’s Co-Investment strategy is time-tested and designed to leverage longstanding GP relationships, the broad firm platform and the Adviser’s proven underwriting capabilities. The Adviser seeks to invest in a diversified pool of high-quality assets managed by top-tier equity sponsors that are aligned with the Adviser.
Primary Investments
The Adviser aims to invest with the best managers in the market, regardless of their status as a “brand name.” The Adviser’s detailed due diligence process guides this manager selection, and this process enables the Adviser to identify top-tier venture capital and growth investment managers that enjoy distinct, compelling and sustainable competitive advantages, demonstrate consistent long-term performance with low relative loss rates, have achieved strong positioning in the marketplace with relative franchise strength, and exhibit organizational stability through low turnover rates and appropriately shared economics across professionals.
The factors examined by the Adviser when making investment selections include: (i) the experience, skill level, relevant industry network, interpersonal skills and attitudes of the manager’s investment team; (ii) the prior demonstrated investment performance of the manager’s team; (iii) the quality of the manager’s deal flow, with respect to intrinsic quality and competition for opportunities; (iv) the size of the fund being raised given the manager’s history, the stage and focus of the fund, and the manager’s personnel resources; (v) the due diligence and decision-making process employed by the manager when it makes investments in companies; and (vi) the compensation arrangements among the manager’s investment professionals, including determining whether proper incentives are in place for superior long-term performance.
Post-Investment Monitoring
Primary and Secondary Fund Investments
: Continuing to play an active role after investments have been made is an important part of the Adviser’s investment strategy. The Adviser’s monitoring processes are designed to: (i) reduce risk; (ii) improve/create liquidity; (iii) properly gauge valuations; (iv) monitor reporting performance; and (v) ensure conformance with various terms and covenants.
Each investment within the Fund’s portfolio is monitored by investment professionals who are tasked with analyzing quarterly reports, attending annual meetings, and making visits to the underlying portfolio companies as required. Due to its long-standing contributions to the private equity industry over a long time period, the Adviser’s perspective is viewed as valuable by many fund managers, and its investment professionals are regularly asked to sit on advisory boards. The Adviser’s standard monitoring process includes: (i) gathering portfolio company information; (ii) assessing valuations; (iii) resolving conflicts of interest; (iv) approving various waivers, amendments or extensions to partnership documents; (v) checking the allocations of income or loss; (vi) reviewing the distribution procedures and allocations; (vii) helping to recruit new GPs or associates; (viii) referring new investment opportunities; and (ix) providing the GP with guidance on industry trends, partnership organizational issues or fundraising strategies.
Venture Capital and Growth Investment Portfolio Company Investments
: Adams Street generally has representation on the board of directors of, or personnel who are active observers in, the majority of its venture capital and growth investments. In these roles, and even in the instances in which Adams Street does not serve on the board, the Adviser seeks to leverage its networks and experience to help grow shareholder value. Frequently, the Adviser is active in recruiting senior management team members, independent board members with relevant industry expertise, and making customer or partner introductions through its broad network. The Adviser’s sector focus also enables team members to be a more effective sounding board for management on strategic issues.
Co-Investments
: Once closed, the Adviser will continue to monitor the performance of the investment. Investment monitoring includes reviewing quarterly reports, participating in quarterly update meetings or calls, attending annual meetings, advisory board, and informal meetings as appropriate, and making visits to the underlying portfolio companies as warranted. Investment monitoring also includes gathering portfolio company information, analyzing follow-on investment opportunities, and assessing investment valuations. Adams Street generally does not take board seats in connection with its buyout and venture growth co-investments, though it will, occasionally, take a board observer role.
Private Credit Investments
: After the investment decision is made and the deal is closed, the Adviser remains responsible for proactively monitoring the investment. The ongoing monitoring of investments conducted by the Adviser includes: (i) board observer seats (in certain cases); (ii) quarterly valuation discussions; (iii) regular contact with the sponsor and portfolio company management; (iv) review of management-prepared performance reports; and (v) review of independent compliance certificates. In certain investments, the Adviser will take a board observer role to actively monitor the underlying credit. Responsibilities include analyzing monthly, quarterly, and annual financial reports, participating in quarterly update meetings or telephone calls, attending annual meetings, advisory board and informal meetings as appropriate, and making visits to the underlying portfolio companies as warranted.

Advising and Liquidating Investments
The Adviser strives to be a value-added investor for each of the Fund’s portfolio companies and funds.
Primary and Secondary Fund Investments
: As a passive investor, the Adviser depends on managers of the Portfolio Funds to guide the liquidation/exit timing of the underlying portfolio companies. However, the Adviser seeks to obtain advisory board positions where possible, in an effort to guide and influence the GP’s decision-making processes, including the timing and liquidation of investments. From time to time, the Adviser may also elect to sell a fund position on the secondary market, following an in-depth cost-benefit analysis that takes into account, among other things, operational expenses, cost of sale, future earnings forecasts, and the growth potential of the fund.
Venture Capital and Growth Investment Portfolio Company Investments
: Adams Street has considerable experience in aiding management with the development and growth of new companies. Adams Street has served on the boards of numerous firms and has spent considerable time advising CEOs on the development of their teams. Further, several investment professionals have direct senior management experience in privately held companies. Generally, the Adviser seeks to exit investments through a successful initial public offering, or through a sale to a strategic buyer or financial sponsor, although the timing and method of exit may be determined by the lead financial sponsor, as applicable. The probability and timing of exits from investments vary across the portfolio and is highly dependent on the type of business involved, the views of the underlying managers and the specific progress made by a given portfolio company and the market dynamic where it operates. While investment professionals are generally cognizant of opportunities to take advantage of favorable exit environments, their focus is primarily on building successful businesses and generating good returns. However, the broad perspective provided by the investing partner can be valuable when considering the most advantageous time to pursue an exit. The Adviser has overseen numerous exits both through initial public offerings and sales. Additionally, the Adviser is uniquely positioned to provide introductions to a variety of potential financial buyers of the Fund’s portfolio companies.
Co-Investments
: Typically, co-investment deals are exited through a sale to a strategic buyer or financial sponsor, or through an initial public offering. The lead financial sponsor typically determines the timing and method of exit. The probability and timing of exits from investments varies across the portfolio and is highly dependent on the type of business involved, the views of the underlying managers and the specific progress made by a given portfolio company. While investment professionals are generally cognizant of opportunities to take advantage of favorable exit environments, their focus is primarily on building successful businesses and generating good returns.
Private Credit Investments
: In general, the Adviser expects the Fund’s debt investments to be repaid before their maturity through either a refinancing or recapitalization event or a sale of the underlying portfolio company. The lead sponsor typically determines the timing and method of exit. The probability and timing of an exit vary across the portfolio and depend on the type of business involved and the views of the management team of the underlying portfolio company and the lead sponsor.
Other Private Market Investments
Other Private Market Investments in which the Fund also may allocate a portion of its investments include the following subclasses:
Non-growth buyouts
typically involve a combination of debt and equity investments in more mature, cash flow-positive companies. Buyout investments provide the equity capital for acquisition transactions either from a private seller or the public, which may represent the purchase of an entire company, or a refinancing or recapitalization transaction where equity is purchased. Borrowing is often employed in these transactions at the company level and a controlling interest in the company is often, but not always, obtained by the partnership or an investor group of which it is a member.
Senior debt
partnerships invest in the senior layer of a company’s capital structure. These partnerships are typically secured with specific collateral and have a claim on the assets and/or stock of the borrower that is senior to that held by subordinated debt holders and stockholders of the borrower. These investments are generally structured to deliver current income and emphasize capital preservation relative to mezzanine/subordinated debt.

Mezzanine/subordinated debt
partnerships provide the intermediate capital between equity and senior debt in a buyout or refinancing transaction. These partnerships typically own a security in the company, which carries current interest payments, as well as a potential equity interest in the company, allowing for current income with upside potential at lower risk than a pure equity investment.
Restructuring/distressed debt
partnerships purchase opportunities generated by over-leveraged or poorly managed companies. Restructuring partnerships typically make new equity investments in financially or operationally troubled companies, often for a control position, with a view to improving the balance sheet and operations for a subsequent sale. Distressed debt partnerships purchase the debt (senior, junior or trade debt) of companies in distress, whether in bankruptcy or not, with a view to participating in the increase in value of the debt held which can be created in a reorganization, and often includes conversion of the debt into equity of the reorganized company.
Special situation
partnerships include organizations with a specific industry focus or transaction type not covered by the other private equity subclasses set forth above, or unique opportunities that fall outside such subclasses.
The different subclasses tend to perform differently in various economic environments. Therefore, exposure to these subclasses provides an important element of portfolio diversification.

ADAMS STREET OVERVIEW
Adams Street is a leading private markets investment firm, providing private credit, private equity primary and secondary partnership investments, co-investment, and direct venture capital and growth investment management capabilities to institutional and individual investors. The Adviser is a subsidiary of Adams Street.
Adams Street is one of the oldest and largest private markets investment managers in the world. Together with its predecessor organizations, Adams Street has been managing direct venture capital and growth investments since 1972. Adams Street established the first private equity fund of funds for institutional investors in 1979 and has been a pioneer in the development of the secondary market, completing its first secondary investment in 1986. As a significant, long-term investor in private markets, Adams Street has a meaningful information advantage that benefits each strategy.
Adams Street is well known internationally for its continuous commitment to, and deep understanding of, the private markets industry. As of June 30, 2026, the firm had approximately $76 billion of total assets under management, fourteen offices in ten countries, and investments spanning more than 30 countries. Adams Street believes a global outlook combined with deep local knowledge is the key to long-term, sustainable investment success.
Adams Street’s legacy began at First National Bank of Chicago (“First Chicago”) in 1972. In 1989, Adams Street’s predecessor organization, Brinson Partners, Inc., was organized and acquired the institutional asset management business from First Chicago. In 1995, Brinson Partners, Inc. and Swiss Bank Corporation (“SBC”) combined their international institutional investment management organizations into a single investment management business. Union Bank of Switzerland and SBC subsequently merged in June 1998 to form UBS AG. Adams Street spun out of UBS AG on January 1, 2001 and consisted of the members of Brinson Partners’ Private Equity Group. Today, Adams Street is an independent, 100% employee-owned organization.
By combining all of these investment strategies into a single, global integrated platform, Adams Street aims to capitalize on knowledge, data, insights, and relationships that are not available to firms pursuing any one strategy. While each investing partner at Adams Street is primarily focused on their core strategy, there is shared compensation and knowledge at the firm level, which Adams Street believes reinforces a culture built around collaboration, teamwork, and partnership. In Adams Street’s view, this synergy is the foundation for Adams Street’s long history of success and a key competitive advantage.
Adams Street Key Strengths

•
Experience and Reputation
: Adams Street is one of the most experienced and well-respected investors in private markets. Adams Street’s depth of experience as a private markets investor and the breadth of its industry relationships lead to high-quality due diligence and investment selection. Adams Street’s strong investment performance has been produced by combining a rigorous investment process refined over the years with the experience and seasoned judgment of its investment professionals.

•
Independent, Employee-Owned and Self-Governed Entity
: Adams Street is an independent, 100% employee- owned organization. Adams Street believes that employee equity ownership reinforces an alignment of economic interests with its investors.

•
Preferred Access to Venture Capital Investments
: Adams Street’s investment professionals maintain extensive, global professional networks that result in high-quality global deal flow. Adams Street believes this is a significant competitive advantage; long-standing, deep relationships with top-tier venture capital managers result in preferred access to their funds. Due to its relationships, Adams Street frequently has early access to attractive investment opportunities that are not generally available in the marketplace. Adams Street has been investing with many quality managers since their inception, resulting in preferential access to, and capacity in, many top-tier funds that are generally not open to new limited partners. In particular, accessing new venture capital firms spinning out of highly successful brand name firms is a key strength of Adams Street. These are unique and often highly sought-after opportunities.

•
Involvement in All Aspects of the Private Markets Business
: Adams Street has relevant experience and expertise in each line of its private markets business: primary, secondary, co-investment, venture capital and growth stage, private credit and private market manager investing. Adams Street has been investing in the private markets industry for over five decades. Adams Street has established an integrated global platform composed of strong investment teams that leverage the firm-wide relationships developed around the world creating an information advantage that benefits Adams Street’s investors.

•
Portfolio Diversification by Subclass
: Adams Street seeks to invest in a wide spectrum of private equity and debt subclasses: growth stage (including buyouts), venture capital, senior debt, mezzanine/subordinated debt, restructuring/distressed debt and special situations partnerships. These subclasses tend to perform differently in response to such factors as interest rates, inflation, stock market valuations, corporate earnings strength and other general economic factors. An obvious by-product of this diversification is the underlying diversification due to the large number of companies in which the underlying partnerships themselves make investments. Adams Street believes diversification by subclass will reduce volatility, thereby reducing risk in comparison to strategies that focus on a single subclass, such as venture capital or buyouts. When making investment decisions that will generate attractive risk-adjusted returns, Adams Street considers overall market conditions and risk/return characteristics of each subclass as well as individual manager capabilities and past performance.

•
Portfolio Diversification by Time
: Time diversification can be one of the most important elements in the success of a private equity program. Time diversification is critical to maximizing the return and controlling the risk of private equity investments because (i) private equity subclasses are illiquid and cyclical and (ii) any given underlying venture capital manager does not raise money annually but rather raises funds every two to three years. Therefore, in order to diversify a portfolio over various valuation environments and to give investors exposure to the best funds, Adams Street adheres to a time diversification strategy.

•
Portfolio Diversification by Geography
: Adams Street seeks to invest globally and target broad geographical diversification. Geographical diversification offers further risk control and return enhancement opportunities within a private equity portfolio.

•
Access to Secondary Investment Opportunities
: Investors access the secondary market to benefit from both its structural attributes as well as its attractive risk/return characteristics. Funds typically trade in the secondary market after they have matured for multiple years under their initial owner. This seasoning of funds and the visibility into the underlying portfolio assets provide several benefits to secondary buyers, including limited blind pool risk, shorter duration, diversification and diminishment of the “J-curve” effect that occurs during the early lifecycle of Primary Investments when expenses outweigh investment gains. Adams Street has been a pioneer in the development of the secondary market and completed its first secondary investment in 1986. The firm is viewed by sellers as an efficient and discreet buyer, and by managers of private markets funds as a desirable, collaborative partner. Furthermore, Adams Street’s secondary investment strategy is time-tested and built to leverage its competitive advantages – Adams Street GP relationships, cross-platform collaboration, and 40+ years of private company data – to gain unique investment insights that help target and source high-quality, hard to access transactions.

•
Access to Co-Investment Opportunities
: Adams Street, through its industry leading partnership investment efforts, is a significant limited partner in many funds sponsored by top-tier private equity firms. These partnership relationships, along with a robust and proactive marketing strategy across the firm, generate actionable, high-quality deal flow for Adams Street’s co-investment efforts, which Adams Street believes is a significant competitive advantage.

•
Access to High-Quality, Multi-Stage Portfolio Companies
: The Adviser leverages Adams Street’s relationships and sector expertise to source deal flow and gain access to high-quality transactions with some of the best venture capital and growth equity firms in the world. The Adviser is uniquely positioned to leverage long-term relationships and information flow to generate proprietary company insights.

•
Access to Private Credit Investment Opportunities
: Adams Street believes that increasing regulation has caused U.S. commercial banks to substantially reduce their lending to middle-market companies. At the same time, demand for debt capital, particularly in the market for private equity-backed leveraged buyouts, has continued to grow. It is Adams Street’s belief that this demand/supply imbalance has helped make the yields and terms that can be obtained from the private debt issued by middle-market companies comparatively more attractive than many other investment alternatives generally available in the credit markets today.

LEVERAGE
The Fund may use leverage to seek to achieve its investment objective or for liquidity (i.e., to finance the repurchase of Shares and/or bridge the financing of Fund investments pending the acceptance of funds from investor subscriptions). The Fund’s use of leverage may increase or decrease from time to time in its discretion, and the Fund may, in the future, determine not to use leverage. Under the 1940 Act, the Fund may borrow in an aggregate amount of up to approximately 33-1⁄3% of the Fund’s total assets less all liabilities and indebtedness not represented by senior securities (for these purposes, “total net assets”) immediately after such borrowings. Furthermore, the Fund may use leverage through the issuance of preferred shares in an aggregate amount of liquidation preference attributable to the preferred shares combined with the aggregate amount of any borrowings of up to approximately 50% of the Fund’s total net assets immediately after such issuance. Currently, the Fund has no intention to issue preferred shares. The use of leverage creates an opportunity for increased investment returns, but also creates risks for the holders of Shares.
Certain types of leverage used by the Fund may result in the Fund being subject to covenants relating to asset coverage and portfolio composition requirements. The Fund may be subject to certain restrictions on investments imposed by guidelines of one or more rating agencies, which may issue ratings for the short-term corporate debt securities or preferred shares issued by the Fund. These guidelines may impose asset coverage or portfolio composition requirements that are more stringent than those imposed by the 1940 Act. The Adviser does not believe that these covenants or guidelines will impede it from managing the Fund’s portfolio in accordance with the Fund’s investment objective and policies.
Credit Facility
The Fund, directly or through one or more SPVs that are structured as wholly-owned special purpose financing subsidiaries, may establish one or more credit facilities and enter into other financing arrangements for a range of purposes, including: (i) to provide liquidity for investment funding requests from underlying investments; (ii) to satisfy tender requests; (iii) to manage timing issues in connection with the inflows of additional capital and the acquisition of Fund investments; (iv) to otherwise satisfy Fund obligations; or (v) for investment purposes. The Fund cannot assure Shareholders that the Fund will be able to enter into a credit facility. Shareholders will indirectly bear the costs associated with any borrowings under a credit facility or otherwise. In connection with a credit facility or other borrowings, lenders may require the Fund to pledge assets, commitments and/or drawdowns (and the ability to enforce the payment thereof) and may ask it to comply with positive or negative covenants that could have an effect on the Fund’s operations. In addition, from time to time, the Fund’s losses on leveraged investments may result in the liquidation of other investments held by the Fund and may result in additional drawdowns to repay such amounts.
In the near term, the Fund may enter into a credit facility or other financing arrangement with an affiliate of the Adviser. The purpose of any such credit facility or other financing arrangement would be to provide short-term working capital, primarily to bridge financing of the Fund’s acquisition of Fund Investments pending the acceptance of investor subscription funds.
Any credit facility and leverage used by the Fund is separate from any credit facility or leverage used by Portfolio Funds, which may be substantial.
RISKS
AN INVESTMENT IN THE FUND INVOLVES A HIGH DEGREE OF RISK AND THEREFORE SHOULD ONLY BE UNDERTAKEN BY QUALIFIED INVESTORS WHOSE FINANCIAL RESOURCES ARE SUFFICIENT TO ENABLE THEM TO ASSUME THESE RISKS AND TO BEAR THE LOSS OF ALL OR PART OF THEIR INVESTMENT. THE FOLLOWING RISK FACTORS DESCRIBE POTENTIAL MATERIAL RISKS THAT SHOULD BE CAREFULLY EVALUATED BEFORE MAKING AN INVESTMENT IN THE FUND. ADDITIONAL RISKS AND UNCERTAINTIES NOT CURRENTLY KNOWN TO THE FUND OR THAT THE FUND CURRENTLY DEEMS TO BE IMMATERIAL ALSO MAY MATERIALLY ADVERSELY AFFECT THE FUND’S BUSINESS, FINANCIAL CONDITION AND/OR OPERATING RESULTS. INVESTORS SHOULD CONSULT WITH THEIR OWN FINANCIAL, LEGAL, INVESTMENT AND TAX ADVISORS PRIOR TO INVESTING IN THE FUND.
Investment in the Fund is suitable only for those persons who, either alone or together with their duly designated representative, have such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of their proposed investment, who can afford to bear the economic risk of their investment, who are able to withstand a total loss of their investment and who have no need for liquidity in their investment and no need to dispose of their Shares to satisfy current financial needs and contingencies or existing or contemplated undertakings or indebtedness. Potential investors with questions as to the suitability of an investment in the Fund should consult their professional advisors to assist them in making their own legal, tax, accounting and financial evaluation of the merits and risks of investment in the Fund in light of their own circumstances and financial condition.
The Fund’s investment program is speculative and entails substantial risks. In considering participation in the Fund, prospective investors should be aware of certain risk factors, which include the following:
General Risks of Investing in the Fund
Limited Operating History. The Fund is a recently organized fund with limited operating history and, as a result, the Fund has limited financial information and performance history on which investors may evaluate the Fund and its performance. In addition, the initial operating expenses of a new fund, including start-up costs, which may be significant, may be higher than the expenses of an established fund. Past performance of other funds and accounts managed or advised by Adams Street, the Adviser or their affiliates is of limited relevance as an indicator of future performance of the Fund.
General Investment Risks. There can be no assurance that the investments held by the Fund will be profitable, that there will be proceeds from such investments available for distribution to Shareholders, or that the Fund will achieve its investment objective. An investment in the Fund is speculative and involves a high degree of risk. Fund performance may be volatile and a Shareholder could incur a total or substantial loss of its investment. There can be no assurance that projected or targeted returns for the Fund will be achieved.
Management Risk. The Fund is subject to management risk because it is an actively managed investment portfolio. The Adviser will apply investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these will produce the desired results. The Fund may be subject to a relatively high level of management risk because Fund Investments are highly specialized instruments that require investment techniques and risk analyses different from those associated with investing in public equities and bonds. The Fund’s allocation of Fund Investments representing various strategies, geographic regions, asset classes (and sub-asset classes) and sectors may vary significantly over time based on the Adviser’s analysis and judgment. As a result, the particular risks most relevant to an investment in the Fund, as well as the overall risk profile of the Fund’s portfolio, may vary over time. It is possible that the Fund will focus on an investment that performs poorly or underperforms other investments under various market conditions. In addition, the Adviser may change and adjust the Fund’s target allocations with respect to asset class, investment type and geographic region from time to time and actual results may differ from original targets.
Dependence on Adams Street, the Adviser and Key Personnel. Investors will be dependent on Adams Street, the Adviser or their affiliates for the management of the Fund as well as for high-quality deal flow. Investors will have no right to participate in the management of the entities in which they directly or indirectly invest. Investment professionals and employees of Adams Street, the Adviser or their affiliates will devote a portion of their time to properly carry out the Fund’s strategy. Other investment activities and managed entities of Adams Street and its affiliates are likely to require such investment professionals and employees to devote substantial amounts of their time to matters unrelated to the Fund. There can be no assurance that Adams Street, the Adviser or their affiliates will be able to maintain their professional networks, including their relationships with underlying sponsors of investment opportunities.
Adams Street, the Adviser or their affiliates have long-term relationships with a significant number of private markets sponsors, issuers and their respective senior management. Adams Street also has relationships with numerous investors, including institutional investors and their senior management. The existence and development of these relationships may influence whether the Adviser undertakes a particular portfolio investment on behalf of the Fund and, if so, the form and level of such portfolio investment. Similarly, the Adviser may take the existence and development of such relationships into consideration in its management of the Fund and its portfolio investments. Without limiting the generality of the foregoing, there may, for example, be certain strategies involving the management or realization of particular portfolio investments that the Adviser will not employ, or actions the Adviser will not take, on behalf of the Fund in light of these relationships.
The Adviser establishes internal investment portfolio construction criteria, targets, limits and guidelines (“Investment Guidelines”) for each of its mandates, which are proprietary, not disclosed, and in certain circumstances are expected to be more restrictive or limiting than those disclosed in offering materials. Such Investment Guidelines are subject to change at the Adviser’s discretion, based on the Adviser’s view of the market, investment opportunities and expected future changes. Such Investment Guidelines are permitted to limit the timing, amount or type of investments made by the Fund and there can be no guarantee that such Investment Guidelines will result in better performance than a portfolio not subject to such Investment Guidelines.
The Fund will compete for investments with third parties, including other financial managers, investment funds, pension funds, corporations, endowments and foundations, wealthy individuals and family offices, among many others. The Fund competes for limited capacity in such investments. There can be no assurance that the Adviser will be able to locate and complete attractive investments or that the investments which are ultimately made under the Fund will satisfy all of the Fund’s objectives.
Closed-End Fund Structure; Liquidity Limited to Periodic Repurchases of Shares
. The Fund is designed primarily for long-term investors. An investment in the Fund, unlike an investment in a traditional listed closed-end fund, should be considered illiquid. The Shares are appropriate only for investors who are comfortable with investment in less liquid or illiquid portfolio investments within an illiquid fund. An investment in the Shares is not suitable for investors who need access to the money they invest. Unlike open-end funds (commonly known as mutual funds), which generally permit redemptions on a daily basis, the Shares are not redeemable at a Shareholder’s option. Unlike stocks of listed closed-end funds, the Shares are not listed, and are not expected to be listed, for trading on any securities exchange, and the Fund does not expect any secondary market to develop for the Shares in the foreseeable future. Fund Investments are illiquid and typically cannot be transferred or redeemed for a substantial period of time. The Shares are designed for long-term investors, and the Fund should not be treated as a trading vehicle.
Repurchase of Shares Risk
. Although the Board may, in its sole discretion, cause the Fund to offer to repurchase outstanding Shares at their NAV and, beginning with the quarter ending December 31, 2026, the Adviser intends to recommend that, under normal market circumstances, the Board conduct offers to repurchase up to 2.5% of the Shares outstanding (either by number of Shares or aggregate NAV) on a quarterly basis, Shares are considerably less liquid than shares of funds that trade on a stock exchange, or shares of open-end registered investment companies. It is possible that the Fund may be unable to repurchase all of the Shares that a Shareholder tenders due to the illiquidity of the Fund Investments or if the Shareholders request the Fund to repurchase more Shares than the Fund is then offering to repurchase. If a repurchase offer is oversubscribed and the Fund determines to repurchase a pro rata portion of the Shares tendered, Shareholders will have to wait until the next repurchase offer to make another repurchase request. As a result, there also is a risk that certain Shareholders may tender more Shares than they wish to have repurchased in a particular quarterly repurchase offer to account for potential proration, thereby increasing the likelihood that proration will occur. In addition, substantial requests for the Fund to repurchase Shares could require the Fund to liquidate certain of its investments more rapidly than otherwise desirable in order to raise cash to fund the repurchases and achieve a market position appropriately reflecting a smaller asset base. This could have a material adverse effect on the value of the Shares.
There can be no assurance that the Fund will conduct repurchase offers in any particular period and Shareholders may be unable to tender Shares for repurchase for an indefinite period of time.
There will be a substantial period of time between the date as of which Shareholders must submit a request to have their Shares repurchased and the date they can expect to receive payment for their Shares from the Fund. Shareholders whose Shares are accepted for repurchase bear the risk that the Fund’s NAV may fluctuate significantly between the time that they submit their repurchase requests and the date as of which such Shares are valued for purposes of such repurchase. Shareholders will have to decide whether to request that the Fund repurchase their Shares without the benefit of having current information regarding the value of Shares on a date proximate to the date on which Shares are valued by the Fund for purposes of effecting such repurchases. See “Repurchase of Shares.”
Offers for repurchases of Shares, if any, may be suspended, postponed or terminated by the Board under certain circumstances. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of Shares and the underlying investments of the Fund. Additionally, because Shares are not listed on any securities exchange, the Fund is not required, and does not intend, to hold annual meetings of its Shareholders.

Payment In-Kind For Repurchased Shares
. The Fund generally expects to distribute to the holder of Shares that are repurchased cash in satisfaction of such repurchase. See “Repurchase of Shares.” However, there can be no assurance that the Fund will have sufficient cash to pay for Shares that are being repurchased or that it will be able to liquidate investments at favorable prices to pay for repurchased Shares. The Fund has the right to distribute investments as payment for repurchased Shares in unusual circumstances, including if making a cash payment would result in a material adverse effect on the Fund. For example, it is possible that the Fund may receive certain investments from a Portfolio Fund that are illiquid or difficult to value. In such circumstances, the Adviser would seek to dispose of these investments in a manner that is in the best interests of the Fund, which may include a distribution in-kind to Shareholders. In the event that the Fund makes such an in-kind distribution, Shareholders will bear any risks of the distributed investments and may be required to pay a brokerage commission or other costs in order to dispose of such investments.
Restrictions on Transfers
. Transfers of Shares may be made only with the consent of the Fund, which may be withheld in the Fund’s sole discretion and is expected to be granted, if at all, only under extenuating circumstances. Notice to the Fund of any proposed transfer must include evidence satisfactory to the Fund that the proposed transferee, at the time of transfer, meets any requirements imposed by the Fund with respect to investor eligibility and suitability.
Non-Diversified Status
. The Fund is a “non-diversified” investment company for purposes of the 1940 Act, which means it is not subject to percentage limitations under the 1940 Act on assets that may be invested in the securities of any one issuer. Having a larger percentage of assets in a smaller number of issuers makes a non-diversified fund, like the Fund, more susceptible to the risk that one single event or occurrence can have a significant adverse impact upon the Fund.
Concentration Risk.
To the extent that the Fund’s portfolio is concentrated in securities of issuers in an industry or group of industries, the Fund is at greater risk of adverse developments and price movements in such industries than a fund that is more broadly diversified across a variety of industries. By concentrating the Fund’s investments in the information technology group of industries, the Fund’s performance will be more closely impacted by the performance of a particular market segment than if the Fund was not concentrated in the information technology group of industries. A broad downturn in investments tied to this group of industries would have a larger impact on the Fund than on a fund that does not concentrate in such investments. The investment risks associated with investing in the information technology group of industries include: the intense competition to which information technology companies may be subject; the dramatic and often unpredictable changes in growth rates and competition for qualified personnel among information technology companies; effects on profitability from being heavily dependent on patent and intellectual property rights and the loss or impairment of those rights; obsolescence of existing technology or competition from more innovative technology; general economic conditions; and government regulation. At times, the performance of investments in the information technology group of industries may lag the performance of investments in other industries or the broader market as a whole.
The Fund also may invest in Portfolio Funds that concentrate their investments in specific industry sectors. This focus may constrain the liquidity and the number of portfolio companies available for investment by such Portfolio Funds. In addition, the investments of such a Portfolio Fund will be disproportionately exposed to the risks associated with the industry sectors of concentration.
Valuation Risk
. The Fund is subject to valuation risk, which is the risk that one or more of the securities in which the Fund invests are valued at prices that the Fund is unable to obtain upon sale due to factors such as incomplete data, market instability, human error, or, with respect to securities for which there are no readily available market quotations, the inherent difficulty in determining the fair value of certain types of investments. The Adviser may, but is not required to, use an independent pricing service or prices provided by dealers to value securities at their market value. Because the secondary markets for certain investments may be limited, such instruments may be difficult to value.
A substantial portion of the Fund Investments do not have readily available market quotations. Accordingly, substantially all of the Fund’s portfolio investments are valued at fair value as determined in good faith by the Adviser, as valuation designee, in accordance with the Adviser’s valuation policies and procedures and subject to the oversight of the Board. The information available in the marketplace for such companies, their securities and the status of their businesses and financial conditions is often extremely limited, outdated and difficult to confirm. In determining fair value, the Adviser is required to consider all appropriate factors relevant to value and all indicators of value available to the Fund. The determination of fair value necessarily involves judgment in evaluating this information in order to determine the price that the Fund might reasonably expect to receive for the security upon its current sale. The most relevant information may often be provided by the issuer of the securities. Given the nature, timeliness, amount and reliability of information provided by the issuer, fair valuations may become more difficult and uncertain as such information is unavailable or becomes outdated, and may differ materially from the values that would have resulted if a liquid market for such investments had existed.
The value at which the Fund’s investments can be liquidated may differ, sometimes significantly, from the valuations assigned by the Fund. In addition, the timing of liquidations may also affect the values obtained on liquidation. In light of the fact that a substantial portion of the Fund’s assets consist of Fund Investments for which no public market exists, there can be no guarantee that the Fund’s investments could ultimately be realized at the Fund’s valuation of such investments. In addition, the Fund’s compliance with the asset diversification tests under the Code depends on the fair market values of the Fund’s assets, and, accordingly, a challenge to the valuations ascribed by the Fund could affect its ability to comply with those tests or require it to pay penalty taxes to cure a violation thereof.
In valuing the investments in Portfolio Funds held by the Fund, the Portfolio Fund Managers will attempt to accrue for future tax liabilities. However, the managers of Portfolio Funds typically do not provide any information about actual or potential future tax liabilities relating to the assets that they own. Accordingly, NAV may overestimate or underestimate the actual tax costs that will ultimately be incurred by the Fund and its investors.
The Fund’s NAV is a critical component in several operational matters, including computation of the Management Fee, the Incentive Fee and the Distribution and Servicing Fee, and determination of the price at which the Shares will be offered and at which a repurchase offer will be made. Consequently, variance in the valuation of the Fund’s investments will impact, positively or negatively, the fees and expenses Shareholders will pay, the price a Shareholder will receive in connection with a repurchase offer and the number of Shares an investor will receive upon investing in the Fund. The Fund accepts purchases of Shares as of the first business day of each month. The number of Shares a Shareholder will receive will be based on the Fund’s most recent NAV, which will be calculated for the last business day of the preceding month (
i.e.,
one business day prior to the date on which the Fund will accept purchases). For more information regarding the Fund’s subscription process, see “Purchasing Shares.”
The Adviser generally expects to receive information regarding the Fund Investments on which it will base the Fund’s NAV only as of each calendar quarter end and on a significant delay. The Adviser generally does not expect to receive updated information intra quarter for such investments. As a result, the Fund’s NAV for periods other than calendar quarter end will likely be based on information from the prior quarter. The Fund may need to liquidate certain investments, including Fund Investments, in order to repurchase Shares in connection with a repurchase offer. A subsequent decrease in the valuation of the Fund’s investments after a repurchase offer could potentially disadvantage remaining Shareholders to the benefit of Shareholders whose Shares were accepted for repurchase. Alternatively, a subsequent increase in the valuation of the Fund’s investments could potentially disadvantage Shareholders whose Shares were accepted for repurchase to the benefit of remaining Shareholders. Similarly, a subsequent decrease in the valuation of the Fund’s investments after a subscription could potentially disadvantage subscribing investors to the benefit of pre-existing Shareholders, and a subsequent increase in the valuation of the Fund’s investments after a subscription could potentially disadvantage pre-existing Shareholders to the benefit of subscribing investors. For more information regarding the Fund’s calculation of its NAV, see “Net Asset Valuation.”
Additionally, the valuations reported by Portfolio Fund Managers or GPs may be subject to later adjustment or revision. For example, fiscal year-end NAV calculations of the Portfolio Funds may be revised as a result of audits by their independent auditors. Other adjustments may occur from time to time. The Fund’s NAV also may be revised as part of the preparation of its financial statements to include adjustments made in accordance with GAAP required at period end for financial reporting purposes and, as a result, the NAV for financial reporting purposes and the returns based upon those NAVs may differ from the NAV and returns for Shareholder transactions. Because such adjustments or revisions, whether increasing or decreasing the NAV of the Fund at the time they occur, relate to information available only at the time of the adjustment or revision, the adjustment or revision may not affect the amount of the repurchase proceeds received by Shareholders who had their Shares repurchased prior to such adjustments and received their repurchase proceeds. In other words, if the Fund’s NAV is adjusted after Shareholders have received their repurchase proceeds, the adjustment will not, in most cases, result in an adjustment to a Shareholder’s repurchase proceeds. As a result, to the extent that such subsequently adjusted valuations from the Portfolio Fund Managers or GPs or revisions to the NAV of a Portfolio Fund adversely affect the Fund’s NAV, the remaining outstanding Shares may be adversely affected by prior repurchases to the benefit of Shareholders who had their Shares repurchased at a NAV higher than the adjusted amount. Conversely, any increases in the NAV resulting from such subsequently adjusted valuations may be entirely for the benefit of the outstanding Shares and to the detriment of Shareholders who previously had their Shares repurchased at a NAV lower than the adjusted amount.
Similarly, if the Fund’s NAV is adjusted after a Shareholder purchases Shares, the adjustment generally will not result in an adjustment to the purchase price of such Shares. As a result, to the extent that such subsequently adjusted valuations from the Portfolio Fund Managers or GPs or revisions to the NAV of a Portfolio Fund adversely affect the Fund’s NAV, a purchasing Shareholder may be adversely affected by having purchased Shares at a NAV higher than the adjusted amount. Conversely, any increases in the NAV resulting from such subsequently adjusted valuations may benefit a Shareholder who purchased Shares at a NAV lower than the adjusted amount.
Borrowing
. The Fund’s investment strategy may involve borrowing money, including for purposes of cash management needs and bridging the financing of Fund investments pending the acceptance of funds from investor subscriptions. Borrowing will directly impact (positively or negatively) the returns of an investment in the Fund and increase the risks associated with an investment in the Fund. Elevated levels of borrowing relative to NAV for an extended period of time may increase the volatility of the Fund’s performance. The Fund cannot assure Shareholders that the use of leverage, if employed, will benefit the common shares. Any leveraging strategy the Fund employs may not be successful.
Leverage involves risks and special considerations for Shareholders, including:

•	the likelihood of greater volatility of NAV of the Shares than a comparable portfolio without leverage;

•	the risk that fluctuations in interest rates or dividend rates on any leverage that the Fund must pay will reduce the return to Shareholders;

•	the effect of leverage in a declining market, which is likely to cause a greater decline in the NAV of the Shares than if the Fund were not leveraged; and

•	leverage may increase operating costs, which may reduce total return.
Any decline in the NAV of the Fund’s investments will be borne entirely by Shareholders. Therefore, if the market value of the Fund’s portfolio declines, leverage will result in a greater decrease in NAV to Shareholders than if the Fund were not leveraged.
While the Fund may from time to time consider reducing any outstanding leverage in response to actual or anticipated changes in interest rates in an effort to mitigate the increased volatility of current income and NAV associated with leverage, there can be no assurance that the Fund will actually reduce any outstanding leverage in the future or that any reduction, if undertaken, will benefit Shareholders. Changes in the future direction of interest rates are very difficult to predict accurately. If the Fund were to reduce any outstanding leverage based on a prediction about future changes to interest rates, and that prediction turned out to be incorrect, the reduction in any outstanding leverage may reduce the income and/or total returns to Shareholders relative to the circumstance where the Fund had not reduced any of its outstanding leverage.
In addition to the foregoing, the use of leverage treated as indebtedness of the Fund for U.S. federal income tax purposes may reduce the amount of Fund dividends that are otherwise eligible for the dividends received deduction in the hands of corporate Shareholders.
Amount or Frequency of Distribution. The amount of distributions that the Fund may pay is uncertain. The Fund expects to pay distributions out of assets legally available for distribution from time to time, at the sole discretion of the Board, and otherwise in a manner to comply with Subchapter M of the Code. See “Distributions.” Nevertheless, the Fund cannot assure Shareholders that the Fund will achieve investment results that will allow the Fund to make a specified level of cash distributions or year-to-year increases in cash distributions. The Fund’s ability to pay distributions may be adversely affected by the impact of the risks described in this Prospectus. All distributions will depend on the Fund’s earnings, its net investment income, its financial condition, and such other factors as the Board may deem relevant from time to time.

Risk Factors Relating to Venture Capital and Growth Investing
General
High Risk Asset Class. Private markets investments, including venture capital and growth investments, whether made directly into portfolio companies or indirectly via Portfolio Funds or other funds or vehicles, are high risk and subject to loss, even loss of part or all of an investor’s entire investment.
Competition for Access to Venture Capital and Growth Investment Opportunities. There can be no assurance that the Adviser will be able to secure interests on behalf of the Fund in all of the investment opportunities that it identifies for the Fund, or that the size of the interests available to the Fund will be as large as the Adviser would desire. Moreover, as a registered investment company, the Fund will be required to make certain public disclosures and regulatory filings regarding its operations, financial status, portfolio holdings, etc. While these filings are designed to enhance investor protections, Portfolio Fund Managers and certain Venture Capital and Growth Companies may view such filings as contrary to their business interests and deny access to the Fund; but may permit other, non-registered funds or accounts, managed by the Adviser or its affiliates, to invest. As a result, the Fund may not be invested in certain Direct Investments or Portfolio Funds that are held by other unregistered funds or accounts managed by the Adviser or its affiliates, even though those investments would be consistent with the Fund’s investment objective.
In addition, certain provisions of the 1940 Act prohibit the Fund from engaging in transactions with the Adviser and its affiliates; however, unregistered funds also managed by the Adviser are not prohibited from the same transactions. The 1940 Act also imposes significant limits on co-investments with affiliates of the Fund. The Adviser and other related entities have been granted the Co-Investment Exemptive Order. The Co-Investment Exemptive Order contains certain conditions that limit or restrict the Fund’s ability to participate in such investment opportunities. In such cases, the Fund may participate in an investment to a lesser extent or, under certain circumstances, may not participate in the investment.
Risk of Absence of Exit Opportunity. Venture capital and growth investments are subject to the risk that it will not be possible to dispose of such investments by sale or other disposition at attractive prices or otherwise possible to complete a realization or an “exit” strategy. A significant portion of the Fund Investments made pursuant to the Fund’s investment strategies will be in securities for which there is no public market. Certain investments may be subject to contractual or legal requirements that prohibit the sale of such securities for a period of time, or the investments themselves may be of such a type as to require a substantial length of time to liquidate.
Risks of Venture Capital and Growth Strategies
Venture Capital and Growth Stage Strategies. Venture capital and growth stage strategies involve investments in emerging and new private companies that have limited, and sometimes no, operating history, are attempting to develop or commercialize unproven technologies or to implement novel business plans or are not otherwise developed sufficiently to be self-sustaining financially or to become public. Although these investments may offer the opportunity for significant gains, such investments involve a high degree of risk that can result in substantial losses, which risks generally are greater than the risks of investing in public or private companies that may be at a later stage of development.
Companies financed by venture capital and growth investments may have shorter operating histories on which to judge future performance and, if operating, may have negative cash flow. In the case of start-up enterprises, these companies may not have significant or any operating revenues, may have a lower capitalization and fewer resources (including cash) and be more vulnerable to failure, which could result in the loss of the entire investment. In addition, these companies may operate at a loss or with substantial variations in operating results from time to time, and many will need substantial additional capital to support additional research and development activities or expansion, to achieve or maintain a competitive position and/or to expand or develop management resources. The growth of these companies may require significant time and effort, resulting in a longer investment horizon than can be expected with lower risk investment alternatives.
The directors and officers of companies financed by venture capital and growth investments may lack any meaningful managerial experience, particularly of cash-flow management and budgeting. Additionally, such companies may face strong competition or need substantial additional capital to support or to achieve a competitive position. The availability of capital is often generally a function of capital market conditions that are beyond the Adviser’s or the Fund’s control or the control of the Portfolio Funds, sponsors or portfolio companies. There can be no assurance that any portfolio company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. There can be no assurance that any such losses will be offset by gains (if any) realized on the Fund’s other investments.
Venture capital funds typically seek to monitor the performance of investments in operating companies either through interaction with the board of directors of the applicable company and/or by maintaining an ongoing dialogue with the company’s management team. However, such funds generally are not in a position to control any borrower by investing in its debt securities and a company’s management will be primarily responsible for the operations of the company on a day-to-day basis. Although such funds may seek to invest in companies with strong management teams, there can be no assurance that existing management teams, or any new ones, will be able to operate such companies successfully. In addition, with respect to debt or minority equity investments, such funds are subject to the risk that a company in which it invests may make business decisions with which such funds may disagree and the management of such company, as representatives of the majority common equity holders, may take risks or otherwise act in ways that do not serve the interests of such portfolio company.
Early-Stage Companies Risk.
Early-stage companies may never obtain necessary financing, may rely on untested business plans, may not be successful in developing markets for their products or services, and may remain an insignificant part of their industry, and as such may never be profitable. Stocks of early-stage companies may be less liquid, privately traded and more volatile and speculative than the securities of larger companies.
Medium- and Late-Stage Companies Risk.
Medium- and late-stage private companies, while typically further along in developing their products and market presence, still encounter significant risks. These companies may require substantial additional financing to scale operations, expand into new markets, or sustain growth, with no guarantee that such financing will be available on favorable terms. Although they may have validated their business models to some extent, they are still subject to the uncertainties of market acceptance and competition, which can impact profitability and growth prospects. Additionally, as they prepare for potential public offerings or acquisition exits, these companies may face increased scrutiny and regulatory challenges that can affect their valuation and strategic flexibility.
Buyout Risks
. Buyout transactions may result in new enterprises that are subject to extreme volatility, require time for maturity and may require additional capital. In addition, they frequently rely on borrowing significant amounts of capital, which can increase profit potential but at the same time increase the risk of loss. Leveraged companies may be subject to restrictive financial and operating covenants. The leverage may impair the ability of these companies to finance their future operations and capital needs. Also, their flexibility to respond to changing business and economic conditions and to business opportunities may be limited. A leveraged company’s income and net assets will tend to increase or decrease at a greater rate than if borrowed money was not used. Although these investments may offer the opportunity for significant gains, such buyout investments involve a high degree of risk that can result in substantial losses, which risks generally are greater than the risks of investing in public companies that may not be as leveraged.
Special Situations Risks
. Special situations strategies invest in companies that may be in transition, out of favor, financially leveraged, stressed or distressed, or potentially troubled and may be or have recently been involved in major strategic actions, workouts and restructurings, bankruptcies, reorganizations, liquidations or other catalytic changes or similar transactions. These companies may be experiencing, or are expected to experience, financial difficulties that they may never be able to overcome. Securities of these companies are likely to be particularly risky investments although they also may offer the potential for correspondingly high returns. Such companies’ securities may be considered speculative, and the ability of such companies to pay their debts on schedule could be affected by adverse interest rate movements, changes in the general economic climate, economic factors affecting a particular industry or specific developments within such companies. Transactions involving these companies could be unsuccessful, take considerable time to complete or result in a distribution of cash or a new security the value of which will be less than the purchase price of the original security or financial instrument in respect of which such distribution is received. Such investments also could, in certain circumstances, subject a Portfolio Fund or the Fund to certain additional potential liabilities. Numerous other risks also arise in the workout and bankruptcy contexts.
In addition, there is no minimum credit standard that is a prerequisite to an investment in any instrument and a significant portion of the obligations and preferred stock acquired in special situations investments may be rated below investment grade or unrated.

Primary and Secondary Investment Risks
Portfolio Fund Risks
. The Fund’s investments in Portfolio Funds are subject to a number of risks. Portfolio Fund interests are expected to be illiquid, their marketability may be restricted and the realization of investments from them may take considerable time and/or be costly. Although the Adviser seeks to receive detailed information from each Portfolio Fund regarding its business strategy and any performance history, in most cases the Adviser will have little or no means of independently verifying this information. In addition, Portfolio Funds may have little or no near-term cash flow available to distribute to investors, including the Fund. Due to the pattern of cash flows in Portfolio Funds and the illiquid nature of their investments, investors typically will see negative returns in the early stages of Portfolio Funds. Then as investments are able to realize liquidity events, such as a sale or initial public offering, positive returns will be realized if the Portfolio Fund’s investments are successful.
Portfolio Fund interests are ordinarily valued based upon valuations provided by the Portfolio Fund Managers, which may be received on a delayed basis. Certain securities in which the Portfolio Funds invest may not have a readily ascertainable market price and are fair valued by the Portfolio Fund Managers. A Portfolio Fund Manager may face a conflict of interest in valuing such securities because their values may have an impact on the Portfolio Fund Manager’s compensation. The Adviser reviews and performs due diligence on the valuation procedures used by each Portfolio Fund Manager and monitors the returns provided by the Portfolio Funds. However, neither the Adviser nor the Board is able to confirm the accuracy of valuations provided by Portfolio Fund Managers. Inaccurate valuations provided by Portfolio Funds could materially adversely affect the value of Shares.
Secondary Investments may be acquired at a discount to a Portfolio Fund’s NAV to, among other things, compensate the purchaser for providing the seller with liquidity and on account of various transfer restrictions. As a result, Secondary Investments acquired at a discount may result in unrealized gains at the time the Fund next calculates its NAV, as any such discounted Secondary Investment will be marked to its NAV, which may be higher than its acquisition cost. If such unrealized gains are realized upon the Fund’s disposition of Secondary Investments, the Fund may generate distributable gains that are taxable to Shareholders. Accordingly, the overall performance and NAV of the Fund may be significantly impacted by the acquisition price paid by the Fund for such Secondary Investments.
The Fund will pay asset-based fees, and, in most cases, will be subject to performance-based fees in respect of its interests in Portfolio Funds. Such fees and performance-based compensation are in addition to the Management Fee. In addition, performance-based fees charged by Portfolio Fund Managers may create incentives for the Portfolio Fund Managers to make risky investments, and may be payable by the Fund to a Portfolio Fund Manager based on a Portfolio Fund’s positive returns even if the Fund’s overall returns are negative. A Shareholder will indirectly bear a proportionate share of the fees and expenses of the Portfolio Funds, in addition to its proportionate share of the expenses of the Fund. Thus, a Shareholder may be subject to higher operating expenses than if the Shareholder invested in the Portfolio Funds directly. In addition, because of the deduction of the fees payable by the Fund to the Adviser and other expenses payable directly by the Fund from amounts distributed to the Fund by the Portfolio Funds, the returns to a Shareholder will be lower than the returns to a direct investor in the Portfolio Funds or in a Direct Investment in the Venture Capital and Growth Companies held by such Portfolio Funds. Fees and expenses of the Fund and the Portfolio Funds generally are paid regardless of whether the Fund or Portfolio Funds produce positive investment returns. Shareholders could avoid the additional level of fees and expenses of the Fund by investing directly with the Portfolio Funds, although access to many Portfolio Funds may be limited or unavailable, and may not be permitted for investors who do not meet the substantial minimum net worth and other criteria for direct investment in Portfolio Funds.
There is a risk that the Fund may be precluded from acquiring an interest in certain Portfolio Funds due to regulatory implications under the 1940 Act or other laws, rules and regulations or may be limited in the amount it can invest in voting securities of Portfolio Funds. The Adviser also may refrain from including a Portfolio Fund in the Fund’s portfolio in order to address adverse regulatory implications that would arise under the 1940 Act for the Fund if such an investment was made. Rule 18f-4 under the 1940 Act, among other things, may impact the ability of the Fund to enter into unfunded commitment agreements, such as a capital commitment to a Portfolio Fund or as part of a Direct Investment. Under Rule 18f-4, the Fund may enter into an unfunded commitment agreement that is not a derivatives transaction, such as a capital commitment to a Portfolio Fund, if the Fund reasonably believes, at the time it enters into such an agreement, that it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements, in each case as they come due. In addition, the Fund’s ability to invest may be affected by considerations under other laws, rules or regulations. Such regulatory restrictions, including those arising under the 1940 Act, may cause the Fund to invest in different Portfolio Funds or Direct Investments than other clients of the Adviser.
If the Fund fails to satisfy capital calls to a Portfolio Fund in a timely manner then, generally, it will be subject to significant penalties, including the complete forfeiture of the Fund’s investment in the Portfolio Fund. Any failure by the Fund to make timely capital contributions may impair the ability of the Fund to pursue its investment program, cause the Fund to be subject to certain penalties from the Portfolio Funds or otherwise impair the value of the Fund’s investments.
The governing documents of a Portfolio Fund generally are expected to include provisions that would enable the GP, the manager, or a majority in interest (or higher percentage) of its limited partners or members, under certain circumstances, to terminate the Portfolio Fund prior to the end of its stated term. Early termination of a Portfolio Fund in which the Fund is invested may result in the Fund having distributed to it a portfolio of immature and illiquid securities, or the Fund’s inability to invest all of its capital as anticipated, either of which could have a material adverse effect on the performance of the Fund.
Although the Fund will be an investor in a Portfolio Fund, Shareholders will not themselves be equity holders of that Portfolio Fund and will not be entitled to enforce any rights directly against the Portfolio Fund or the Portfolio Fund Manager or assert claims directly against any Portfolio Funds, the Portfolio Fund Managers or their respective affiliates. Shareholders will have no right to receive the information issued by the Portfolio Funds that may be available to the Fund as an investor in the Portfolio Funds. In addition, Portfolio Funds generally are not registered as investment companies under the 1940 Act; therefore, the Fund, as an investor in Portfolio Funds, does not have the benefit of the protections afforded by the 1940 Act. Portfolio Fund Managers may not be registered as investment advisers under the Advisers Act, in which case the Fund, as an investor in Portfolio Funds managed by such Portfolio Fund Managers, does not have the benefit of certain of the protections afforded by the Advisers Act.
Commitments to Portfolio Funds generally are not immediately invested. Instead, committed amounts are drawn down by Portfolio Funds and invested over time, as underlying investments are identified—a process that may take a period of several years, with limited ability to predict with precision the timing and amount of each Portfolio Fund’s drawdowns. During this period, investments made early in a Portfolio Fund’s life are often realized (generating distributions) even before the committed capital has been fully drawn. In addition, many Portfolio Funds do not draw down 100% of committed capital, and historic trends and practices can inform the Adviser as to when it can expect to no longer need to fund capital calls for a particular Portfolio Fund. Accordingly, the Adviser may make investments and commitments based, in part, on anticipated future capital calls and distributions from Portfolio Funds. This may result in the Fund making commitments to Portfolio Funds in an aggregate amount that exceeds the total amounts invested by Shareholders in the Fund at the time of such commitment (
i.e.,
to “over-commit”). To the extent that the Fund engages in an “over-commitment” strategy, the risk associated with the Fund defaulting on a commitment to a Portfolio Fund will increase. The Fund maintains cash, cash equivalents, borrowings or other liquid assets in sufficient amounts, in the Adviser’s judgment, to satisfy capital calls from Portfolio Funds.
Portfolio Fund holdings generally will be subject to legal and other restrictions on transfer, including a requirement to obtain the approval or consent of the GP or Portfolio Fund Manager of the relevant Portfolio Fund in connection with a transfer (see “—Transfer Restrictions Relating to Secondary Investments” below), and generally will be less liquid than publicly traded securities. Such Portfolio Funds also may limit or suspend their redemptions. The illiquidity of these investments may make it difficult, or impossible, for the Fund to sell such investments if the need arises (
e.g.,
to fund repurchases of Shares). As a result, if the Fund is required to liquidate a substantial portion of its portfolio quickly, the Fund may realize significantly less than the value at which the Fund has recorded its investments. The Fund also may receive an in-kind distribution of investments from a Portfolio Fund that are illiquid or difficult to value and dispose. The illiquid nature of the Fund’s investments, therefore, may adversely impact its performance and liquidity, and the Fund may incur substantial fees and expenses in connection with the disposition of such investments.
Reliance on Underlying Managers; Non-Controlling Investments
. The Fund will depend on the managers of the Portfolio Funds in which it invests. The Fund generally will be a limited partner or other passive investor in the Portfolio Funds and, notwithstanding the Adviser’s obtaining advisory board positions, will be without an ability to participate in their management and control. The Adviser will not have control over the timing of capital calls or distributions received from the Portfolio Funds or over investment decisions made by such funds. As a result, the return of the Fund (and/or NAV) will primarily depend on the performance of unrelated investment managers and management teams.
Risks Associated with Fund Investments
. The portfolio companies of the Portfolio Funds may involve significant business and financial risk. Certain of the Portfolio Funds may make direct venture capital and growth investments, in each case in companies that are in an early stage of development, have little or no operating history, are operating at a loss, or need significant additional capital to support their operations.
In certain cases, the Portfolio Funds will be newly or recently formed entities with no significant operating history upon which to evaluate their likely performance or the likely effectiveness of their fund. An investment in the Fund or its underlying investments is therefore subject to all of the risks and uncertainties associated with any new business, including the risk that the Fund will not achieve its investment objective and that the value of an investment (and/or NAV) could decline substantially.
The Portfolio Funds may invest in buyouts, which involve significant financial leverage and are therefore sensitive to declines in revenues and to increases in interest rates and expenses.
Investments in Non-Voting Stock; Inability to Vote
. Under certain circumstances, the Fund may hold investments in non-voting form or limit its voting rights to a certain percentage to avoid becoming (i) an “affiliated person,” within the meaning of the 1940 Act, of any Venture Capital and Growth Companies or Portfolio Funds and (ii) subject to the 1940 Act limitations and prohibitions on transactions with affiliated persons. In such cases, where only voting securities are available for purchase, the Fund may seek to create by contract the same result as owning a non-voting security by agreeing to irrevocably relinquish or limit the right to vote, if any, in respect of its investment. Notwithstanding these limitations, under certain circumstances, the Fund could become an “affiliated person” of a Venture Capital and Growth Company or Portfolio Fund, which may result in the Fund being restricted from transacting with, among others, the Venture Capital and Growth Company or Portfolio Fund absent an applicable exemption (whether by rule or otherwise). The Fund generally will be a minority equity investor and does not intend to take control positions in any Venture Capital and Growth Companies or Portfolio Funds. See “—Direct Investment Risks—Reliance on Managers of Portfolio Companies; Non-Controlling Investments” below.
To the extent that the Fund contractually foregoes the right to vote certain securities, the Fund will not be able to vote or may be able to vote only to a limited extent on matters that may be adverse to the Fund’s interests. As a result, the Fund’s influence on a Venture Capital and Growth Company or Portfolio Fund could be diminished, which may adversely affect the Fund and its Shareholders.
Lack of Operating History
. In certain cases, the Portfolio Funds will be newly or recently formed entities with no significant operating history upon which to evaluate their likely performance or the likely effectiveness of their investment strategy. An investment in the Fund or its underlying investments is therefore subject to all of the risks and uncertainties associated with any new business, including the risk that the Fund will not achieve its investment objective and that the value of an investment (and/or NAV) could decline substantially.
Contingent Liabilities Associated with Private Investment Fund Interests Acquired in Secondary Transactions
. In cases where the Fund acquires an interest in a Portfolio Fund in a secondary transaction, the Fund may acquire contingent liabilities of the seller of such interest. More specifically, where the seller has received distributions from the relevant Portfolio Fund and, subsequently, that Portfolio Fund recalls one or more of these distributions, the Fund (as the purchaser of the interest to which such distributions are attributable and not the seller) may be obligated to return monies equivalent to such distributions to such Portfolio Fund. While the Fund may, in some circumstances, make a claim against the seller for any such monies so paid to such Portfolio Fund, there can be no assurances that the Fund would prevail on such claim.
Pooled Investments in Secondary Investments
. In certain cases, the Adviser expects to have the opportunity to acquire on behalf of the Fund a portfolio of investment funds from a seller on an “all or nothing” basis. Certain of the investment funds in the portfolio may be less attractive than others, and certain of the sponsors of such investment funds may be more familiar to Adams Street than others or may be more experienced or highly regarded than others. In addition, the Adviser will likely have the opportunity to participate on behalf of the Fund in “linked secondaries” (
e.g.,
a secondary market purchase of an existing fund interest and corresponding commitment to a new fund in formation, typically sponsored by the same investment manager). In certain instances, the purchase of the interest in the new fund may be less attractive than the secondary market purchase of an existing fund interest. In such cases, it may not be possible for the Adviser to exclude from such purchases those investments which the Adviser considers (for commercial, tax, legal, or other reasons) less attractive. With respect to linked secondaries relating to secondary transactions in which the Fund and other managed entities of Adams Street, the Adviser or their affiliates participate, the Fund may be allocated a greater or lesser proportional share of commitments to new funds in formation than their proportional share of the secondary transaction. Moreover, in certain circumstances, agreements with counterparties regarding allocations of purchase price among secondary portfolio interests and/or deferred purchase price payment mechanics may be more or less advantageous to the Fund than other participating managed entities of Adams Street, the Adviser or their affiliates. Additionally, the Fund may invest in secondary transactions without regard to geography as the Adviser believes that other factors such as “J-curve” mitigation or pricing of such secondary transaction are more favorable than secondary transactions available in a particular geographic region or in lieu of not investing in secondary transactions due to limited available secondary transactions in the geography that meet the Adviser’s expected return for such investment.
Transfer Restrictions Relating to Secondary Investments.
The Secondary Investments in which the Fund may invest generally will be subject to significant restrictions on transfer, including a requirement to obtain the approval or consent of the transfer by the GP or Portfolio Fund Manager of the relevant Portfolio Fund or portfolio company. The Fund may be subject to the risk that it does not timely obtain required approvals or consents, or waivers of contractual transfer restrictions, following the execution of a purchase agreement. These transfer restrictions may include a right of first refusal for another party (
e.g.,
the Portfolio Fund Manager, portfolio company management or other investors) to purchase the securities that the Fund seeks to acquire. For example, Portfolio Fund Managers may be partial to Secondary Investments being purchased by existing investors of such Portfolio Funds. As part of the transfer of an interest in a Portfolio Fund, the Fund also may be required to assume certain obligations of the seller, including the obligation to return distributions previously received by the seller in respect of investments made by the Portfolio Fund prior to such transfer. If the Fund is not indemnified by the seller with respect to these obligations, or if the Fund is unable to recover on the indemnity, the Fund will suffer the economic loss.
For the foregoing reasons, completion of transfers is often time-consuming and relatively difficult as compared to a transfer of other securities. Although the Adviser believes that the Fund will be viewed by GPs, Portfolio Fund Managers and sponsors as an attractive investor, there can be no assurance that the Fund will be successful in closing on the acquisition of Secondary Investments, even in situations where it has signed a binding contract to acquire the investments. Notably, such purchase agreements for Secondary Investments may include automatic termination provisions if the GP, Portfolio Fund Manager or sponsor does not approve of or consent to the transfer.
In cases where approval or consent is granted and the Fund successfully closes an acquisition of a Secondary Investment, the Fund will record ownership on its books of the assets acquired in a Secondary Investment as of the date of the closing of the transaction. The assets underlying such a transaction will be recorded at fair value as an investment asset in accordance with applicable accounting standards on the closing date of the transaction, which is the date that the Fund will obtain a right to demand the assets and incur an obligation to pay the purchase price of such assets. The Fund’s acquisition of such assets generally will settle, and the Fund generally will become the holder of record of the assets, as of the first day immediately following the date of closing of the transaction. The Fund expects that transaction closing dates generally will fall on the last day of a calendar quarter and, accordingly, the Fund expects that settlement will occur as of the first day of the new quarter. Actual closing dates, however, may vary on a deal-by-deal basis.
Continuation Funds and GP-led Restructuring Risks
. The Fund may participate in one or a number of investments into “continuation funds” or “GP-led transactions” that may involve the sale or transfer of a single underlying company or a portfolio of assets to a newly formed vehicle managed by the same sponsor at a valuation determined by the secondary investors. The Fund may choose to participate in one such investment as a lead investor that may result in the Fund holding the majority of the interests in such a vehicle. In the event that a single underlying portfolio company performs poorly, all returns may be adversely affected. While the Fund may be given the opportunity to negotiate and make bids for such processes, the Fund may not necessarily achieve the best legal or economic terms due to the competitive nature of these processes.
Furthermore, given the global scope of the Adviser’s investment strategy and the large number of investments Adams Street has made over the years, subject to applicable law, it is possible for the Fund to pursue opportunities to participate in these GP-led transactions where another fund or account managed or advised by Adams Street, the Adviser or their affiliates is an existing investor (directly or indirectly) in the applicable portfolio investment (any such fund or account managed or advised by Adams Street, the Adviser or their affiliates, an “Existing Adams Street Investor”). While transactions of this nature do not necessarily involve a direct transaction between the Fund and Existing Adams Street Investors, they can give rise to potential conflicts of interest, including, without limitation, Existing Adams Street Investors participating on different terms and timing than the Fund with respect to such transaction, Existing Adams Street Investors being in opposition to the Fund with respect to such transaction, Existing Adams Street Investors benefiting from the Fund’s participation in such transaction, the Adviser making different elections to “sell,” “roll” or otherwise participate in such transaction with respect to the Fund and one or more Existing Adams Street Investors, etc. Furthermore, while mitigating factors to such conflicts of interest may be present with respect to such transaction (
e.g.,
Existing Adams Street Investors elect to “roll over” on the same terms as their existing investment, Existing Adams Street Investors own less than 10% of the applicable portfolio investment, advisory committee approval is obtained, and other similar mitigating factors), this will not always be the case for each transaction. In all situations, the Adviser will determine whether to participate in GP-led transactions based on the facts and circumstances that it determines to be appropriate for the Fund at such time, regardless of whether there are any Existing Adams Street Investors or any other Adams Street-managed funds participating in such transaction.
Direct Investment Risks
Reliance on Managers of Portfolio Companies; Non-Controlling Investments
. The investment structure of the Fund will depend on the management teams of the portfolio companies in which it invests. Under this investment structure, the Fund generally will be a minority equity investor in portfolio companies and, notwithstanding certain board or contractual management rights, generally will not control such companies. As a result, the returns under this investment structure (and/or NAV) will primarily depend on the performance of unrelated investment managers and management teams and we may not be able to control or effectively influence the business or affairs of such entities. Such portfolio companies may have economic or business interests or goals that are inconsistent with those of the Fund, and the Fund may not be in a position to influence those interests or goals or otherwise protect the value of the Fund’s investments in such entities (and/or NAV), although as a condition of making such investments, it is expected that appropriate shareholder rights generally will be sought to protect the Fund’s interest in the investments.
Risks Associated with Portfolio Companies
. The portfolio companies in which the Fund invests will likely involve significant business and financial risk and may include making investments in companies that are in an early stage of development, have little or no operating history, are operating at a loss, or need significant additional capital to support their operations.
Additionally, under the Fund’s strategy, the Fund may be requested to provide follow-on funding for portfolio companies or increase the Fund’s investment in such portfolio company (each a “follow-on investment”). There can be no assurance that the Fund will be in a position to make a follow-on investment. Any decision by the Adviser not to make a follow-on investment or the strategy’s inability to make a follow-on investment may have a significant impact on a portfolio company or may diminish the Fund’s control or ownership of such portfolio company.
Guarantees.
The Fund’s strategy also may involve guaranteeing the indebtedness of any portfolio company. Consequently, if a portfolio company’s cash flow is insufficient to cover its debt obligations, the Fund may be called upon to fund all or a portion of a portfolio company’s debt obligations to satisfy such guarantees. This may reduce the amount of capital the Fund has available for other purposes and could adversely affect returns to investors.
Co-Investment Risks
Reliance on Managers of Lead Equity Sponsors; Non-Controlling Investments
. The Fund will depend on unaffiliated third-party managers of the lead equity sponsors with which the Fund is co-investing. Under this investment structure, the Fund generally will be a limited partner or other passive investor in a fund managed by a third-party manager and, notwithstanding the Adviser’s obtaining advisory board positions, will be without an ability to participate in their management and control. The Adviser will not have control over the timing of capital calls or distributions received from such investments. As a result, the returns of the Fund (and/or NAV) will primarily depend on the performance of unrelated investment managers and management teams. In many instances, the Fund will co-invest in a portfolio company with financial, strategic or other third-party investors through partnerships, joint ventures or other entities. Such investments will involve additional risks not present in investments where a third-party co-investor is not involved, including the possibility that a third-party co-investor may have economic or business interests or objectives that are inconsistent with those of the Fund or may be in a position to take (or block) action in a manner contrary to the Fund’s interests or objectives.
In addition, the Fund may, in certain circumstances, be liable for actions of its third-party co-investors. In certain cases, the vehicles into which the Fund invests will be newly or recently formed entities with no significant operating history upon which to evaluate their likely performance or the likely effectiveness of their investment strategy. An investment in the Fund or its underlying investments is therefore subject to all of the risks and uncertainties associated with any new business, including the risk that the Fund will not achieve its investment objective and that the value of an investment (and/or NAV) could decline substantially.
Risk Factors Relating to Private Credit Investing
Investment Environment. Many factors affect the appeal and availability of portfolio investments in companies and the securities that are the focus of the Fund. The activities of the Fund and its portfolio investments could be materially adversely affected by the instability in the U.S. or global financial markets, or changes in market, economic, political or regulatory conditions, as well as by numerous other factors outside the control of Adams Street, the Adviser or their affiliates. Interest rates and general levels of economic activity may affect the value and number of portfolio investments made by the Fund (and/or NAV) or considered for prospective portfolio investment. In addition, recent and current disruptions in the global debt markets have affected the price of, as well as the ability to make, certain types of portfolio investments, and there can be no assurance that these disruptions will not continue or worsen in the future. Such recent and current disruptions may have a direct or indirect negative effect on a wide range of issuers and may increase the likelihood that such issuers will be unable to make principal and interest payments on, or refinance, outstanding debt when due. Moreover, the risk that such disruptions will affect an issuer’s ability to pay its debts and obligations when due is enhanced if such issuer in turn provides credit to third parties or otherwise participates in the credit markets. In the event of such defaults, the Fund could lose both invested capital in, and anticipated profits from, any affected portfolio investments.
Senior Secured Loans Risk. When the Fund acquires a senior secured loan to a company, it generally will take a security interest in the available assets of the company, which should mitigate the risk that the Fund will not be repaid. However, there is a risk that the collateral securing the Fund’s loans may decrease in value (and/or affect NAV) over time, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based on the success of the business and market conditions, including as a result of the inability of the company to raise additional capital. In some circumstances, the Fund’s lien could be subordinated to claims of other creditors. In addition, deterioration in a company’s financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the loan (and/or NAV).
Consequently, the fact that a loan is secured does not guarantee that the Fund will receive principal and interest payments according to the loan’s terms, or at all, or that the Fund will be able to collect on the loan should it be forced to pursue its available remedies.
Mezzanine Investments. Mezzanine investments involve a high degree of risk with no certainty of any return of capital. Although mezzanine securities are typically senior to common stock and other equity securities in the capital structure, they may be either contractually or structurally subordinated to large amounts of senior debt and are usually unsecured.
Portfolio investments in highly leveraged issuers are intrinsically more sensitive to declines in issuer revenues and to increases in issuer expenses. Issuers may face intense competition, changing business and economic conditions or other developments that may adversely affect their performance. Moreover, rising interest rates may increase an issuer’s interest expense. There can be no assurance that an issuer will generate sufficient cash to service its obligations. Further, a debt security or obligation bearing payment in kind (“PIK”) interest generally will have a higher risk of non-payment of interest since there may be no cash payments of interest from the issuer prior to maturity or refinancing. In addition, many of the remedies available to mezzanine holders are available only after satisfaction of claims of senior creditors. Therefore, in the event that an issuer does not generate adequate cash flow to service its debt obligations, the Fund may suffer a partial or total loss of invested capital in connection with a mezzanine investment.
Middle Market Companies. Loans to middle market companies may carry more inherent risks than loans to larger, publicly traded entities. For example, there is generally no publicly available information about privately owned middle market companies and some obligors may not meet net income, cash flow and other coverage tests that may be imposed by certain lenders. Further, middle market companies that are obligors of below investment-grade loans may be highly leveraged. These companies generally have more limited access to capital and higher funding costs, may be in a weaker financial position, may need more capital to expand or compete and may be unable to obtain financing from public capital markets or from traditional sources, such as commercial banks. Accordingly, loans made to middle market companies may involve higher risks than loans made to larger companies that have greater financial resources or are otherwise able to access traditional credit sources. Middle market companies typically have narrower product lines and smaller market shares than large companies. Therefore, they tend to be more vulnerable to competitors’ actions and market conditions, as well as general economic downturns. These businesses may also experience substantial variations in operating results. The success of a middle market company may also depend on the management talents and efforts of one or two persons or a small group of persons. The death, disability or resignation of one or more of these persons could have a material adverse impact on the obligor.
Nature of Middle Market Senior Loans
. Middle market senior loans generally will be unrated or if rated will have ratings or implied or imputed ratings below investment grade. The lower rating of such loans reflects a greater possibility that adverse changes in the financial condition of the borrower or in general economic conditions (including, for example, a substantial period of rising interest rates or declining earnings) or both may impair the ability of the borrower to make payment of principal and interest. The market for lower-rated and comparable non-rated debt instruments and securities is thinner, often less liquid and less active than that for higher-rated and comparable non-rated debt instruments and securities, which can adversely affect the prices at which such debt instruments and securities can be sold and may even make it impracticable to sell such debt instruments and securities. In addition to the foregoing, such loans may become nonperforming for a variety of reasons. A nonperforming loan may require substantial work-out negotiations or restructuring that may entail, among other things, a substantial reduction in the interest rate and/or a substantial write-down of principal or accrued interest due on the loan as well as substantial legal and other fees and expenses.
Senior Loans
. Senior loans typically hold the most senior position in the capital structure of the issuing entity, are typically secured with specific collateral and typically have a claim on the assets and/or stock of the borrower that is senior to that held by subordinated debt holders and stockholders of the borrower. The senior loans in which the Fund may invest are typically below investment grade and are considered speculative because of the credit risk of their issuer. The risks associated with senior loans are similar to the risks of below investment grade fixed income securities, although senior loans are typically senior and secured in contrast to other below investment grade fixed income securities, which are often subordinated and unsecured. Senior loans’ higher standing has historically resulted in generally higher recoveries in the event of a corporate reorganization. In addition, because their interest payments are typically adjusted for changes in short-term interest rates, investments in senior loans generally have less interest rate risk than other below investment grade fixed income securities, which may have fixed interest rates.
There is less readily available, reliable information about most senior loans than is the case for many other types of securities. In addition, there is no minimum rating or other independent evaluation of a borrower or its securities limiting the Fund’s investments, and the Adviser relies primarily on its own evaluation of a borrower’s credit quality rather than on any available independent sources. As a result, the Fund is particularly dependent on the analytical ability of the Adviser.
The Fund may invest in senior loans rated below investment grade, which are considered speculative because of the credit risk of their issuers. Such companies are more likely to default on their payments of interest and principal owed to the Fund, and such defaults could reduce the Fund’s NAV and income distributions. An economic downturn generally leads to a higher non-payment rate and a senior loan may lose significant value before a default occurs. Moreover, any specific collateral used to secure a senior loan may decline in value or become illiquid, which would adversely affect the senior loan’s value.
No active trading market may exist for certain senior loans, which may impair the ability of the Fund to realize full value in the event of the need to sell a senior loan and may make it difficult to value senior loans. Adverse market conditions may impair the liquidity of some actively traded senior loans, meaning that the Fund may not be able to sell them quickly at a fair price. To the extent that a secondary market does exist for certain senior loans, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. Illiquid investments are also difficult to value.
Although the senior loans in which the Fund may invest generally will be secured by specific collateral, there can be no assurances that liquidation of such collateral would satisfy the borrower’s obligation in the event of non-payment of scheduled interest or principal or that such collateral could be readily liquidated. In the event of the bankruptcy of a borrower, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing a senior loan. If the terms of a senior loan do not require the borrower to pledge additional collateral in the event of a decline in the value of the already pledged collateral, the Fund will be exposed to the risk that the value of the collateral will not at all times equal or exceed the amount of the borrower’s obligations under the senior loans. To the extent that a senior loan is collateralized by stock in the borrower or its subsidiaries, such stock may lose all of its value in the event of the bankruptcy of the borrower. Uncollateralized senior loans involve a greater risk of loss. Some senior loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the senior loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders, including the Fund. Such court action could under certain circumstances include invalidation of senior loans.
Senior loans are subject to legislative risk. If legislation or state or federal regulations impose additional requirements or restrictions on the ability of financial institutions to make loans, the availability of senior loans for investment by the Fund may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default. If legislation or federal or state regulations require financial institutions to increase their capital requirements this may cause financial institutions to dispose of senior loans that are considered highly levered transactions. Such sales could result in prices that, in the opinion of the Adviser, do not represent fair value. If the Fund attempts to sell a senior loan at a time when a financial institution is engaging in such a sale, the price the Fund could receive for the senior loan may be adversely affected.
The Fund may acquire senior loan assignments or participations. The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation; however, the purchaser’s rights can be more restricted than those of the assigning institution, and, in any event, the Fund may not be able to unilaterally enforce all rights and remedies under the loan and with regard to any associated collateral. A participation typically results in a contractual relationship only with the institution participating out the interest, not with the borrower. In purchasing participations, the Fund generally will have no right to enforce compliance by the borrower with the terms of the loan agreement against the borrower and the Fund may not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation. As a result, the Fund will be exposed to the credit risk of both the borrower and the institution selling the participation.
The Fund’s investments in senior loans may be subject to lender liability risk. Lender liability refers to a variety of legal theories generally founded on the premise that a lender has violated a duty of good faith, commercial reasonableness and fair dealing or a similar duty owed to the borrower, or has assumed an excessive degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors or shareholders. Because of the nature of its investments, the Fund may be subject to allegations of lender liability. In addition, under common law principles that in some cases form the basis for lender liability claims, a court may elect to subordinate the claim of the offending lender or bondholder to the claims of the disadvantaged creditor or creditors.
Subordinated Debt Investments
. The Fund may make investments or, as a result of existing investments, may hold investments, whether through unitranches or otherwise, in subordinated debt that would be unsecured and rank behind the issuer’s secured indebtedness. While such subordinated debt investments may benefit from the same or similar financial and other covenants as those enjoyed by the indebtedness ranking ahead of the investments and may benefit from cross-default provisions, some or all of such terms may not be part of particular investments. Moreover, the ability of the Fund to influence an issuer’s affairs, especially during periods of financial distress or following insolvency, is likely to be substantially less than that of senior creditors. For example, under typical subordination terms, secured creditors are able to block the acceleration of the debt or the exercise by debt holders of other rights or remedies they may have as creditors for a period of time. Accordingly, the Fund may not be able to take steps to protect its investments in a timely manner or at all. In addition, the unsecured debt in which the Fund may invest may not be protected by financial covenants or limitations upon additional indebtedness, could have limited liquidity and may not be rated by a credit rating agency. Further, upon any distribution to an issuer’s creditors in a bankruptcy, liquidation or reorganization or similar proceeding, the holders of such issuer’s senior and/or secured indebtedness (to the extent of the collateral securing such obligation) will be entitled to be paid in full before any payment may be made with respect to the Fund’s subordinated debt investments. In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to an issuer, the Fund would participate with all other holders of such issuer’s indebtedness in the assets remaining after the issuer has paid all of its senior and/or secured indebtedness (to the extent of the collateral securing such obligation). An issuer may not have sufficient funds to pay all of its creditors, and the Fund may receive nothing or less, ratably, than the holders of senior and/or secured indebtedness of such issuer or the holders of indebtedness that is not subordinated. As a result of the foregoing, the market for lower-rated and comparable non-rated securities is thinner, often less liquid and less active than that for higher-rated or comparable non-rated securities, which can adversely affect the prices at which these securities can be sold and may even make it difficult to sell such securities. As such, the timing of cash distributions to investors in this respect may be uncertain and unpredictable.
Unsecured Loans, Collateral Impairment, Guarantees
. In the event of a default by an issuer, the Fund might not receive payments to which it is entitled and thereby could experience a decline in the value of its investments in the issuer (and/or NAV). If the Fund invests in debt or debt-linked securities that are not secured by collateral, in the event of such default the Fund will have only an unsecured claim against the issuer. In the case of debt that is secured by collateral, the value of the collateral may actually be equal to or less than the value of such debt or may decline below the outstanding amount of such debt subsequent to the Fund’s portfolio investment (and/or affect NAV). The ability of the Fund to have access to the collateral may be limited by bankruptcy and other insolvency laws, and there may be a monetary, as well as a time, cost involved in collecting on defaulted debt instruments and, if applicable, taking possession of and subsequently liquidating various types of collateral. The liquidation proceeds upon the sale of such assets may not satisfy the entire outstanding balance of principal and interest on such foreclosed loans, resulting in a loss to the Fund. In addition, no assurances can be made that borrowers or third parties will not assert claims in connection with foreclosing proceedings or otherwise, or that such claims will not interfere with the enforcement of the Fund’s rights. As a result, the Fund might not receive full payment on a secured debt investment to which it is entitled and thereby may experience a decline in the value of, or a loss on, the portfolio investment (and/or NAV).
In addition, certain debt instruments may be supported, in whole or in part, by personal guarantees made by the borrower or a relative, or guarantees made by a corporation or other entity affiliated with the borrower. The amount realizable with respect to a debt instrument may be detrimentally affected if a guarantor fails to meet its obligations under the guarantee.
Investments in Convertible Debt
. The Fund may invest in convertible debt securities to the extent that the Adviser believes such portfolio investments offer potential for capital appreciation. There is no minimum credit standard that is a prerequisite to the Fund’s portfolio investment in any security, and most debt securities and preferred equity that offer potential for capital appreciation are likely to be non-investment grade.
Distressed Loans
. The Fund may invest in, or hold as a result of restructuring, conversion or market events, debt which is nonperforming or other troubled assets which involve a degree of financial risk and are experiencing or expected to experience financial difficulties which may not be overcome, including portfolio investment in entities which are insolvent or in serious financial difficulty. Distressed securities may result in significant returns to the Fund, but also involve a substantial degree of risk. It frequently is difficult to obtain information as to the true condition of entities experiencing significant financial or business difficulties, which increases the risk of portfolio investments in such issuers. Such portfolio investments also may be adversely affected by laws relating to, among other things, fraudulent conveyances, voidable preferences, lender liability and the bankruptcy court’s discretionary power to disallow, subordinate or disenfranchise particular claims. The market prices of such instruments are also subject to abrupt and erratic market movements and above average price volatility and the spread between the bid and asked prices of such instruments may be greater than normally expected. The Fund may lose all or a substantial part of its portfolio investment in such distressed companies or may be required to accept cash or securities in lieu of its portfolio investment with a market value of less than the initial portfolio investment.
The Fund may hold debt of issuers which may be undergoing restructuring or require additional capital and management. Such debt is subject to various risks, including fluctuations in value and lack of market liquidity. The Fund may incur additional expense if it is required to seek recovery upon a default or participate in the restructuring of a portfolio investment. The Fund may have voting rights in respect of a restructuring but may not be able to exercise sufficient votes to determine the outcome of a vote. The Fund may acquire illiquid assets (in particular, equity) following a restructuring.
Nature of Loan Priority and Security
. The Fund may invest in loans that are secured by a fixed or floating lien on some or substantially all of a borrower’s assets. Although secured loans are generally senior in priority, there are many factors that may impact the security, placement and priority of secured loans in the overall capital structure of the borrower.

Unsecured creditors may, in certain cases, have priority over the claims of secured creditors. Additionally, investments in secured loans may be unperfected for a variety of reasons, including the failure to make required filings or renew required filings prior to expiration thereof and, as a result, the Fund may not have priority over other creditors as anticipated. To the extent that the Fund’s debt investments are only secured by specific assets, the Fund’s claim will not have priority over the claims of unsecured creditors on the borrower’s other assets. Furthermore, in the event of non-payment of interest or principal of a loan, or other default resulting in an exercise of lender rights, there is no guarantee that the collateral can be readily liquidated or that the liquidation of such collateral would satisfy all of the borrower’s obligations under the loan documents.
The Fund may not always hold all or even a majority of a secured credit facility. Loan documentation typically requires a majority consent or, in certain cases, unanimous approval for certain actions in respect of the loans, including waivers, amendments or the exercise of remedies. Further, in a bankruptcy, voting to accept or reject the terms of a restructuring of a credit pursuant to a chapter 11 plan of reorganization is done on a class basis. As a result of the voting systems in place both before and during a bankruptcy, the Fund may not have the ability to control decisions in respect of certain amendment, waiver, consent, asset sales, investments, sale-leasebacks, debt incurrence, prepayments, imposition of new liens and/or lien releases, designation of restricted or unrestricted subsidiaries, exercise of remedies, subordination of payment and/or lien priority, restructuring or reorganization of debts owed to the Fund.
Many secured credit loan documents contain accordion and other provisions allowing the borrower to increase borrowing capacity under such credit facilities and/or incur additional debt outside of such credit facilities, which could dilute the value of the collateral securing such borrowing and increase the risk that some or all of the Fund’s loans would be undersecured. The loan documents may also allow the borrower to encumber certain assets within the collateral package, and/or to sell or otherwise transfer assets outside of the collateral package (and cause the release of liens thereon), which could result in a reduction of enterprise value of the borrower and/or increase the risk that the Fund’s loans would be undersecured.
In certain cases, the borrower and a majority of lenders (or other requisite subset of lenders) may also agree to amend the loan documents to permit certain actions that may be adverse to the interests of the Fund, in each case, without the Fund’s consent. These actions may include, without limitation, (i) the sale or other transfer of material assets outside of the collateral package securing the Fund’s loans, (ii) the release of liens on such material assets, (iii) the release of guarantors, and/or designation of previously restricted subsidiaries as unrestricted subsidiaries, (iv) an increase to debt incurrence capacity, (v) the incurrence of superpriority debt, or (vi) the subordination of payment and/or lien priority of any existing loans, including the Fund’s loans. Furthermore, in the event of a filing by an issuer under Chapter 11 of the U.S. Bankruptcy Code, the borrower is authorized to obtain additional financing by granting creditors a superpriority lien on its assets, senior even to liens that were first in priority prior to the filing, as long as the borrower provides “adequate protection” (as determined by the presiding bankruptcy judge) that may consist of the grant of replacement or additional liens or the making of cash payments to the affected secured creditor (the actions described in this risk factor, together with other similar actions, collectively, the “Specified Actions”). The transfer of material assets outside of the collateral package, incurrence of additional indebtedness, subordination of payment and/or lien priority on the Fund’s collateral, both before or in a bankruptcy, and certain other Specified Actions would adversely affect the priority of the liens and/or claims held by the Fund and could adversely affect the Fund’s recovery on its debt investments. In other cases, the Fund and/or its affiliates may lead and/or participate in the subset of lenders taking one or more Specified Actions, which may adversely affect the priority of liens and claims held by the non-participating lenders or claimholders, adversely affect the recovery of their investments, or otherwise have a material adverse effect on their interests or claims.
Loan documents may vary on the permissibility, requirements, and/or treatment of one or more Specified Actions. There is no guarantee that all parties to any set of loan documents will interpret terms and provisions governing permissibility, requirements, and/or treatment of any Specified Actions in the same way. Therefore, in addition to the general risk of third-party litigation, the Fund may be subject to litigation in connection with its participation in Specified Actions and, conversely, may elect to participate in litigation challenging the validity of one or more Specified Actions. There is no guarantee that a court, arbiter or other third-party of competent jurisdiction will take a position favoring the interests of the Fund in upholding or invalidating, in whole or in part, one or more Specified Actions. Such proceedings may continue without resolution for long periods of time and the outcome thereof may materially adversely affect the value of the Fund. Further, any such litigation may consume substantial amounts of the Adviser’s time and attention, and that time and allocation of resources to litigation may, at times, be disproportionate to the amounts at stake in the litigation.

Revolving Credit Facilities
. The Fund may acquire revolving credit facilities from time to time. Under a revolving credit facility, there is a risk that the Fund may not have sufficient liquidity to fund all or a portion of the amounts due. While the Fund may have a subscription line in place to bridge the gap in time between a borrower’s draw request under a revolving credit facility and the time at which the Fund may accept funds from investor subscriptions, there is no guarantee that the Fund will be able to obtain such a subscription line. As a result, there can be no assurance that the Fund will be able to meet its funding obligations under a revolving credit facility and that such failure will not have an adverse effect on the Fund. Furthermore, there can be no assurance that a borrower will fully draw down on its available line of credit under a revolving credit line and, as a result, the Fund’s returns could be adversely affected.
Equity Investments
. The Fund may make certain equity or equity-like investments, including equity investments made alongside a related debt investment and equity held as a result of a restructuring. “Equity-like” investments are investments that will establish rights to the equity interests of portfolio companies or otherwise have economic characteristics similar to equity securities, such as convertible debt or bonds, warrants, certain derivatives or other equity related-interests. Equity investments that are otherwise structured as credit for tax or regulatory reasons but are expected to have equity-like returns are not considered “Private Credit Investments.” The value of these securities (and/or NAV) generally will vary with the performance of the issuer and movements in the equity markets. As a result, the Fund may suffer losses if it invests in the equity of issuers whose performance diverges from the Adviser’s expectations or if the equity markets generally move in a single direction and the Fund has not hedged against such a general move. In addition, investments in equity may give rise to additional taxes and/or risks, and the Fund may hold these investments through entities treated as corporations for U.S. federal income tax purposes or other taxable structures which may reduce the return from such investments. There are special risks associated with investing in preferred equity securities, including:

•
preferred securities may include provisions that permit the issuer, at its discretion, to defer distributions for a stated period without any adverse consequences to the issuer. If the Fund owns a preferred security that is deferring its distributions, the Fund may be required to report income for tax purposes before the Fund receives such distributions;

•	preferred securities are subordinated to debt in terms of priority to income and liquidation payments, and therefore will be subject to greater credit risk than debt;

•	preferred securities may be substantially less liquid than many other securities, such as common stock or U.S. government securities; and

•	generally, preferred security holders have no voting rights with respect to the issuing company, subject to limited exceptions.
Conflicts of interest may arise in connection with the structure of such investments, and such investments and/or structures may disproportionately impact certain investors.
Collateralized Loan Obligation Investments
. The Fund may invest a portion of its assets in securities backed by, or representing interests in, certain underlying instruments, in particular collateralized loan obligations (“CLOs”), which are subject to credit, liquidity, correlation and interest rate risks. The securities purchased pursuant to the Fund’s strategy may be in subordinated, unrated and/or equity tranches of the CLO. Such securities are subject to a greater possibility that adverse changes in the financial condition of an issuer or in general economic conditions, or both, may impair the ability of the related issuer or obligor to make payments of principal or interest. Such investments may be speculative.
Subordinated tranches in CLOs are subject to the prior payment of more senior obligations and may rank behind some or all creditors. Further, in the event of default under any debt securities issued by the CLO, holders of junior interests in such CLO may have limited or no rights to determine the applicable remedies. Interests of the holders of the senior tranches of a CLO may diverge from the interests of the holders of the subordinated tranches, including the Fund. To the extent that any elimination, deferral or reduction of payments on debt securities occurs, such elimination will be borne first by the first loss interests and then on debt securities in the reverse order of seniority. To the extent that a default occurs with respect to any collateral and such collateral is sold or otherwise disposed of, it is likely that the proceeds of such sale or other disposition will be less than the unpaid principal and interest on such collateral. Investments in such subordinated interests may be susceptible to losses of up to 10
0%.

Holders of CLO securities must rely solely on distributions from the CLO collateral or proceeds thereof for payment in respect thereof. If distributions on the CLO collateral are insufficient to make payments on the CLO securities, no other assets will be available for payment of the deficiency and, following realization of the CLO securities, the obligations of such issuer to pay such deficiency generally will be extinguished.
Credit Support
. The Fund may be required to make contingent funding capital commitments to issuers (or any subsidiaries thereof) and provide credit support for such obligations. Such credit support may take the form of a guarantee, a letter of credit or other forms of promise to provide funding. Such credit support may result in fees, expenses and interest costs to the Fund, which could adversely affect the results and NAV of the Fund.
Additional Capital for Bankruptcies and Workouts
. Certain of the Fund’s portfolio investments may require additional capital in connection with a bankruptcy or workout. There can be no assurance that Adams Street, the Adviser or their affiliates will be able to predict accurately how much capital may need to be reserved by the Fund for participation in any such bankruptcy or workout. If more capital is reserved than is necessary, then the Fund may receive a lower allocation of other portfolio investment opportunities. If less capital is reserved than is necessary, then the Fund may not be able to fully protect or enhance its existing portfolio investment in the company undergoing a bankruptcy or workout.
Bank Loans and Participations
. The Fund’s portfolio may include portfolio investments in bank loans and participations. These obligations are subject to unique risks, including (i) the possible invalidation of an investment transaction as a fraudulent conveyance under relevant creditors’ rights laws, (ii) so-called lender liability claims by the issuer of the obligations, (iii) environmental liabilities that may arise with respect to collateral securing the obligations and (iv) limitations on the ability of the Fund to enforce directly its rights with respect to participations. Successful claims by third parties arising from these and other risks, absent certain conduct by the Adviser and its affiliates and certain other individuals, will be borne by the Fund. In addition, the settlement process for the purchase of bank loans can take significant time.
If the Fund purchases a participation, the Fund will not have established any direct contractual relationship with the issuer. The Fund will be required to rely on the lender or the participant that sold the participation not only for the enforcement of the Fund’s rights against the issuer but also for the receipt and processing of payments due to the Fund under the participation. The Fund will thus be subject to the credit risk of both the issuer and the selling lender or participant. Because it may be necessary to assert through the selling lender or participant such rights as may exist against the issuer, in the event the issuer fails to pay principal and interest when due, such assertion of rights against the issuer may be subject to delays, expenses and risks that are greater than those that would be involved if the Fund could enforce its rights against the issuer directly.
Lender Liability and Equitable Subordination
. A number of judicial decisions have upheld judgments of obligors against lending institutions on the basis of various evolving legal theories, collectively termed “lender liability.” Generally, lender liability is founded on the premise that a lender has violated a duty (whether implied or contractual) of good faith, commercial reasonableness and fair dealing or a similar duty owed to the obligor or has assumed an excessive degree of control over the obligor resulting in the creation of a fiduciary duty owed to the obligor or its other creditors or equity-holders. Because of the nature of the Fund’s assets, the Fund may be subject to claims of lender liability.
In addition, under certain legal principles that in some cases form the basis for lender liability claims, if a lender, bondholder or other creditor (i) intentionally takes an action that results in the undercapitalization of an obligor to the detriment of other creditors of such obligor, (ii) engages in other inequitable conduct to the detriment of such other creditors, (iii) engages in fraud with respect to, or makes misrepresentations to, such other creditors or (iv) uses its influence as an equity-holder to dominate or control an obligor to the detriment of other creditors of such obligor, a court may elect to subordinate the claim of the offending lender, bondholder or other creditor to the claims of the disadvantaged creditor or creditors, a remedy called “equitable subordination.” The Fund’s assets may be subject to claims of equitable subordination.
Since the Fund and/or affiliates of, or persons related to, the Adviser may hold equity or other interests in obligors of the Fund’s assets, the Fund could be exposed to claims for equitable subordination, lender liability or both based on such equity or other holdings.
Credit Risk and Interest Rate Risk
. Debt instruments are subject to general market and credit and interest rate risks. Credit risk refers to the likelihood that an obligor will default on the payment of principal, interest or other amounts owed on an instrument. Financial strength and solvency of an obligor are the primary factors influencing credit risk. In addition, lack or inadequacy of collateral or other assets expected to be the source of repayment or credit enhancement for a debt instrument may affect its credit risk. Credit risk may change over the life of an instrument, and debt instruments that are rated by rating agencies are subject to downgrade at a later date.
Interest rate risk refers to the risks associated with market changes in interest rates. Interest rate change may affect the value of a debt instrument (and/or NAV) indirectly (especially in the case of fixed rate obligations) or directly (especially in the case of instruments whose rates are adjustable). In general, rising interest rates will negatively affect the price of a fixed rate debt instrument and falling interest rates will have a positive effect on the price of a fixed rate debt instrument.
Adjustable rate instruments also react to interest rate change in a similar manner although generally to a lesser degree (depending, however, on the characteristics of the reset terms, including the index chosen, frequency of reset and reset caps or floors, among other factors). Interest rate sensitivity is generally more pronounced and less predictable in instruments with uncertain payment or prepayment schedules.
The Fund may, but will not be obligated to, use derivative transactions to reduce its exposure to interest rate fluctuations. A hedge position may not be effective in eliminating all of the risks inherent in any particular position. A hedge may also limit the Fund’s ability to capture gains that it would otherwise attain. The Fund may be exposed to the credit risk of the relevant counterparty in a hedging transaction.
Counterparty, Settlement and Local Intermediary Risk
. From time to time, certain securities markets have experienced operational clearance and settlement problems that have resulted in failed trades. These problems could cause the Fund to miss attractive portfolio investment opportunities or result in the Fund’s liability to third parties by virtue of an inability to perform the Fund’s contractual obligation to deliver securities. In addition, delays and inefficiencies of the local postal, transport and banking systems could result in the loss of portfolio investment opportunities and the loss of funds (including dividends). To the extent that the Fund invests in securities, swaps, derivatives or other over-the-counter transactions, in certain circumstances, the Fund may take a credit risk with regard to parties with whom it trades and may also bear the risk of transfer, clearance or settlement default. Transactions entered into directly between two counterparties may expose the parties to the risk of counterparty defaults. Such risks may be exacerbated with respect to foreign securities or transactions with foreign counterparties. Certain of the Fund’s transactions may be undertaken through local brokers, banks or other organizations in the countries in which the Fund makes portfolio investments, and the Fund will be subject to the risk of default, insolvency or fraud of such organizations. The collection, transfer and deposit of bearer securities and cash expose the Fund to a variety of risks, including theft, loss and destruction. Finally, the Fund will be dependent upon the general soundness of the banking systems of countries in which portfolio investments will be made.
Evaluating Credit Risk
. Credit ratings of debt obligations or obligors represent the rating agencies’ opinions or estimates regarding their credit quality and are not a guarantee of quality. In addition, rating agencies attempt to evaluate the safety of principal and interest payments and do not evaluate the risks of fluctuations in market value. Therefore, such credit ratings may not fully reflect the true risks of an investment. Also, rating agencies may fail to make timely changes to their credit ratings in response to subsequent events, meaning an obligor’s current financial condition may be better or worse than a rating indicates.
Prepayment
. The Fund may purchase loans for which the underlying issuers are not subject to any prepayment penalties, even if an issuer determines to prepay the obligation early during the term of the debt investment. Prepayments on loans may be caused by a variety of factors which are often difficult to predict. If the debt investments that the Fund is invested in are prepaid without any prepayment penalties, loans purchased at a price greater than par may experience a capital loss and the Fund’s ability to achieve its investment objective may be affected.
Refinancing Loans
. The Fund may invest in loans for which most or all of the principal is due at maturity. The ability of the obligor under such loans to make such a large payment upon maturity typically depends upon its ability to refinance the loan prior to maturity. The ability of an obligor to consummate a refinancing will be affected by many factors, including the availability of financing at acceptable rates to such obligor, the financial condition of such obligor, the marketability of the collateral (if any) securing such loan, the operating history of the obligor and related business, tax laws and prevailing general economic conditions. Additionally, middle market obligors generally have more limited access to capital and higher funding costs, may be in a weaker financial position, may need more capital to expand or compete and may be unable to obtain financing from public capital markets or from more traditional sources, such as commercial banks. Consequently, such obligor may not have the ability to repay the loan at maturity and, unless it is able to refinance such loan, it could default in payment at maturity, which could result in losses to the Fund (including a decrease in NAV) and, indirectly, to the investors.
Participation on Creditors’ Committees
. Representatives of the Adviser or its affiliates may serve on Creditors’ Committees to negotiate with the management of financially troubled companies that may or may not be in bankruptcy. Adams Street, the Adviser or their affiliates, on behalf of the Fund and other clients, may also seek to negotiate directly with debtors with respect to restructuring issues. Even if Adams Street, the Adviser or their affiliates joins a Creditors’ Committee, there can be no assurance that Adams Street, the Adviser or their affiliates would be successful in obtaining results favorable to the Fund or such other clients in such proceedings, and the Fund may incur significant legal fees and/or other expenses in attempting to do so, as Creditors’ Committees generally consist of many participants, each of which attempts to obtain an outcome that is in its individual best interests. As a result of the Adviser’s service on such Creditors’ Committees, the Fund may be deemed to have duties to other creditors represented by the Creditors’ Committees, which might thereby expose the Fund to liability to such other creditors who disagree with the Adviser’s actions. Furthermore, by the Adviser participating on Creditors’ Committees, the Fund may be contractually obligated to hold the related assets of the Fund even if it would otherwise be in the best interests of the Fund to sell them. In addition, the Adviser and its affiliates or other managed funds or accounts may also have or establish relationships with, and participate in Creditors’ Committees with respect to, obligors (through holding debt obligations issued by such obligors or otherwise) whose loans are held by the Fund, and such debt obligations may have interests different from or adverse to the loans held by the Fund.
No Voting Control
. The Fund’s debt investments will not give the Fund voting control over the equity of obligors. Accordingly, holders of the equity in portfolio investments may make decisions which do not serve the interests of the Fund as a debt investor.
Other Investment Risks
Limited Due Diligence. Pursuant to its investment strategy, the Fund may acquire stakes in portfolio companies and acquire securities of issuers without direct discussions with the management of such companies or issuers. Therefore, the due diligence information on which the Fund relies may be difficult to obtain, limited in scope or inaccurate. Further, the Fund may invest in portfolio companies and issuers operating in countries where market and financial information is limited. Formal business plans, financial projections and market analyses may not be available. Public information on such potential portfolio companies may be difficult to obtain or verify. As a result of the foregoing, there can be no assurance that the Fund will be able to detect or prevent potential or existing problems, such as irregular accounting, employee misconduct or other fraudulent practices, during the due diligence phase or during its efforts to monitor the portfolio investment on an ongoing basis. In the event of fraud by any portfolio company or any of its affiliates, the Fund may suffer a partial or total loss of capital invested in that company (and/or decrease in NAV).
Follow-On Investments. The Fund may be called upon to provide follow up funding for its portfolio investments or have the opportunity to increase its investment therein. There can be no assurance that the Fund will wish to make follow-on investments or that the Fund will have sufficient funds to do so. Any decision by the Fund not to make follow-on investments or its inability to make them may have a substantial negative impact on an issuer in need of such an investment, may diminish the Fund’s ability to influence such issuer’s future development or may have a substantial negative impact on such issuer.
Risks upon Disposition of Portfolio Investments. In connection with the disposition of a portfolio investment in an issuer, the Fund may be required to make representations and warranties about the business and financial affairs of such issuer typical of those made in connection with the sale of any business or may be responsible for the contents of disclosure documents under applicable securities laws. The Fund may also be required to indemnify the purchasers of such portfolio investment or underwriters to the extent that any such representations and warranties or disclosure documents turn out to be incorrect, inaccurate or misleading. These arrangements may result in contingent liabilities, which might ultimately have to be funded by the investors.
Difficulty of Bringing Suit or Foreclosure. The Fund may have exposure to companies and funds that are organized or headquartered or have substantial sales or operations outside of the United States, its territories, and possessions, including emerging market countries. Because the effectiveness of the judicial systems in certain countries in which the Fund may invest varies, the Fund (or any issuer) may have difficulty in foreclosing or successfully pursuing claims in the courts of such countries, as compared to other countries. Further, to the extent that the Fund or an issuer may obtain a judgment but is required to seek its enforcement in the courts of one of these countries in which the Fund invests, there can be no assurance that such courts will enforce such judgment. The laws of other countries lack the sophistication and consistency found in the United States with respect to foreclosure, bankruptcy, corporate reorganization and creditors’ rights.
Non-U.S. Investments Risk
. The Fund’s strategy may involve investing, directly or indirectly, in companies whose principal executive offices or corporate headquarters are, at the time of initial investment, outside of the U.S. Investing in non-U.S. securities may involve substantially greater risks than investing in U.S. securities, including risks relating to (i) currency exchange matters, including fluctuations in the rate of exchange between the U.S. dollar and the various foreign currencies in which the Fund’s non-U.S. investments are denominated, and costs associated with conversion of investment principal and income from one currency to another; (ii) differences between the U.S. and non-U.S. securities markets, including potential price volatility in and relative illiquidity of some non-U.S. securities markets; (iii) the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements, and differences in government supervision and regulation; (iv) certain economic and political risks, including potential exchange control regulations, potential restrictions on foreign investments and repatriation of capital and the risks associated with political, economic or social instability, diplomatic developments, and the possibility of expropriation or confiscatory taxation; and (v) the possible imposition of non-U.S. taxes on income and gains recognized with respect to such securities. While the Adviser will take these factors into consideration in making investment decisions for the Fund and intends to manage the Fund in a manner to minimize exposure to the foregoing risks, there can be no assurance that the Adviser will be able to evaluate the risks accurately or that adverse developments with respect to such risks will not adversely affect the value or realization (and/or NAV) of investments that are held in certain countries.
Emerging Markets Investments Risk
. The Fund may invest in non-U.S. securities of issuers in so-called “emerging markets” (or lesser developed countries, including countries that may be considered “frontier” markets). Such investments are particularly speculative and entail all of the risks of investing in non-U.S. securities but to a heightened degree. “Emerging market” countries generally include every nation in the world except developed countries, that is, the United States, Canada, Japan, Australia, New Zealand and most countries located in Western Europe. Investments in the securities of issuers domiciled in countries with emerging capital markets involve certain additional risks that do not generally apply to investments in securities of issuers in more developed capital markets, such as (i) low or non-existent trading volume, resulting in a lack of liquidity and increased volatility in prices for such securities, as compared to securities of comparable issuers in more developed capital markets; (ii) uncertain national policies and social, political and economic instability, increasing the potential for expropriation of assets, confiscatory taxation, high rates of inflation or unfavorable diplomatic developments; (iii) possible fluctuations in exchange rates, differing legal systems and the existence or possible imposition of exchange controls, custodial restrictions or other foreign or U.S. governmental laws or restrictions applicable to such investments; (iv) national policies that may limit the Fund’s investment opportunities such as restrictions on investment in issuers or industries deemed sensitive to national interests; and (v) the lack or relatively early development of legal structures governing private and foreign investments and private property.
Foreign investment in certain emerging market countries may be restricted or controlled to varying degrees. These restrictions or controls may at times limit or preclude foreign investment in certain emerging market issuers and increase the costs and expenses of the Fund. Certain emerging market countries require governmental approval prior to investments by foreign persons in a particular issuer, limit the amount of investment by foreign persons in a particular issuer, limit the investment by foreign persons only to a specific class of securities of an issuer that may have less advantageous rights than the classes available for purchase by domiciliaries of the countries and/or impose additional taxes on foreign investors.
Emerging markets are more likely to experience hyperinflation and currency devaluations, which adversely affect returns to U.S. investors. In addition, many emerging markets have far lower trading volumes and less liquidity than developed markets. Since these markets are often small, they may be more likely to suffer sharp and frequent price changes or long-term price depression because of adverse publicity, investor perceptions or the actions of a few large investors. In addition, traditional measures of investment value used in the United States, such as price to earnings ratios, may not apply to certain small markets. Also, there may be less publicly available information about issuers in emerging markets than would be available about issuers in more developed capital markets, and such issuers may not be subject to accounting, auditing and financial reporting standards and requirements comparable to those to which U.S. companies are subject. In certain countries with emerging capital markets, reporting standards vary widely.

Many emerging markets have histories of political instability and abrupt changes in policies and these countries may lack the social, political and economic stability characteristic of more developed countries. As a result, their governments are more likely to take actions that are hostile or detrimental to private enterprise or foreign investment than those of more developed countries, including expropriation of assets, confiscatory taxation, high rates of inflation or unfavorable diplomatic developments. In the past, governments of such nations have expropriated substantial amounts of private property, and most claims of the property owners have never been fully settled. There is no assurance that such expropriations will not reoccur. In such an event, it is possible that the Fund could lose the entire value of its investments in the affected market. Some countries have pervasive corruption and crime that may hinder investments. Certain emerging markets may also face other significant internal or external risks, including the risk of war, and ethnic, religious and racial conflicts. In addition, governments in many emerging market countries participate to a significant degree in their economies and securities markets, which may impair investment and economic growth. National policies that may limit the Fund’s investment opportunities include restrictions on investment in issuers or industries deemed sensitive to national interests. In such a dynamic environment, there can be no assurances that any or all of these capital markets will continue to present viable investment opportunities for the Fund.
Emerging markets may also have differing legal systems and the existence or possible imposition of exchange controls, custodial restrictions or other foreign or U.S. governmental laws or restrictions applicable to such investments. Sometimes, they may lack or be in the relatively early development of legal structures governing private and foreign investments and private property. In addition to withholding taxes on investment income, some countries with emerging markets may impose differential capital gains taxes on foreign investors.
Practices in relation to settlement of securities transactions in emerging markets involve higher risks than those in developed markets, in part because the Fund will need to use brokers and counterparties that are less well capitalized, and custody and registration of assets in some countries may be unreliable. The possibility of fraud, negligence, undue influence being exerted by the issuer or refusal to recognize ownership exists in some emerging markets, and, along with other factors, could result in ownership registration being completely lost.
The Fund would absorb any loss resulting from such registration problems and may have no successful claim for compensation. In addition, communications between the United States and emerging market countries may be unreliable, increasing the risk of delayed settlements or losses of security certificates.
Foreign Currency Risk
. The Fund may have exposure to companies and funds that are organized or headquartered or have substantial sales or operations outside of the United States, its territories, and possessions, including emerging market countries. Because the Fund may have exposure to securities denominated or quoted in currencies other than the U.S. dollar, changes in foreign currency exchange rates may affect the value of securities held by the Fund and the unrealized appreciation or depreciation of investments. Currencies of certain countries may be volatile and therefore may affect the value of securities denominated in such currencies, which means that the Fund’s NAV could decline as a result of changes in the exchange rates between foreign currencies and the U.S. dollar. The Adviser may, but is not required to, elect for the Fund to seek to protect itself from changes in currency exchange rates through hedging transactions depending on market conditions. In addition, certain countries, particularly emerging market countries, may impose foreign currency exchange controls or other restrictions on the transferability, repatriation or convertibility of currency.
Yield and Ratings Risk
. The yields on debt obligations are dependent on a variety of factors, including general market conditions, conditions in the particular market for the obligation, the financial condition of the issuer, the size of the offering, the maturity of the obligation and the ratings of the issue. The ratings of Moody’s, S&P and Fitch, which are described in Appendix A to the SAI, represent their respective opinions as to the quality of the obligations they undertake to rate. Ratings, however, are general and are not absolute standards of quality. Consequently, obligations with the same rating, maturity and interest rate may have different market prices. Subsequent to its purchase by the Fund, a rated security may cease to be rated. The Adviser will consider such an event in determining whether the Fund should continue to hold the security.
U.S. Debt Securities Risk
. U.S. debt securities generally involve lower levels of credit risk than other types of fixed income securities of similar maturities, although, as a result, the yields available from U.S. debt securities are generally lower than the yields available from such other securities. Like other fixed income securities, the values of U.S. debt securities change as interest rates fluctuate. Any downgrades by rating agencies could increase volatility in both stock and bond markets, result in higher interest rates and higher Treasury yields and increase borrowing costs generally. These events could have significant adverse effects on the economy generally and could result in significant adverse impacts on securities issuers and the Fund. The Adviser cannot predict the effects of these or similar events in the future on the U.S. economy and securities markets or on the Fund’s portfolio.
Corporate Bonds Risk
. The market value of a corporate bond generally may be expected to rise and fall inversely with interest rates. The market value of intermediate and longer term corporate bonds is generally more sensitive to changes in interest rates than is the market value of shorter term corporate bonds. The market value of a corporate bond also may be affected by factors directly related to the issuer, such as investors’ perceptions of the creditworthiness of the issuer, the issuer’s financial performance, perceptions of the issuer in the marketplace, performance of management of the issuer, the issuer’s capital structure and use of financial leverage and demand for the issuer’s goods and services. Certain risks associated with investments in corporate bonds are described elsewhere in this Prospectus in further detail. There is a risk that the issuers of corporate bonds may not be able to meet their obligations on interest or principal payments at the time called for by an instrument. Corporate bonds of below investment grade quality are often high risk and have speculative characteristics and may be particularly susceptible to adverse issuer-specific developments. Corporate bonds of below investment grade quality are subject to the risks described under “Below Investment Grade Securities Risk.”
Below Investment Grade Securities Risk
. The Fund may invest in securities that are rated, at the time of investment, below investment grade quality (rated Ba/BB or below, or judged to be of comparable quality by the Adviser), which are commonly referred to as “high yield” or “junk” bonds and are regarded as predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal when due. The value of high yield, lower quality bonds is affected by the creditworthiness of the issuers of the securities and by general economic and specific industry conditions. Issuers of high yield bonds are not perceived to be as strong financially as those with higher credit ratings. These issuers are more vulnerable to financial setbacks and recession than more creditworthy issuers, which may impair their ability to make interest and principal payments. Lower grade securities may be particularly susceptible to economic downturns. It is likely that an economic recession could severely disrupt the market for such securities and may have an adverse impact on the value of such securities. In addition, it is likely that any such economic downturn could adversely affect the ability of the issuers of such securities to repay principal and pay interest thereon and increase the incidence of default for such securities.
Lower grade securities, though often high yielding, are characterized by high risk. They may be subject to certain risks with respect to the issuing entity and to greater market fluctuations than certain lower yielding, higher rated securities. The secondary market for lower grade securities may be less liquid than that for higher rated securities. Adverse conditions could make it difficult at times for the Fund to sell certain securities or could result in lower prices than those used in calculating the Fund’s NAV. Because of the substantial risks associated with investments in lower grade securities, you could lose money on your investment in the Fund, both in the short-term and the long-term.
The prices of fixed-income securities generally are inversely related to interest rate changes; however, below investment grade securities historically have been somewhat less sensitive to interest rate changes than higher quality securities of comparable maturity because credit quality is also a significant factor in the valuation of lower grade securities. On the other hand, an increased rate environment results in increased borrowing costs generally, which may impair the credit quality of low-grade issuers and thus have a more significant effect on the value of some lower grade securities. In addition, the current low-rate environment has expanded the historic universe of buyers of lower grade securities as traditional investment grade-oriented investors have been forced to accept more risk in order to maintain income. As rates rise, these recent entrants to the low-grade securities market may exit the market and reduce demand for lower grade securities, potentially resulting in greater price volatility.
The ratings of Moody’s, S&P, Fitch and other rating agencies represent their opinions as to the quality of the obligations which they undertake to rate. Ratings are relative and subjective and, although ratings may be useful in evaluating the safety of interest and principal payments, they do not evaluate the market value risk of such obligations. Although these ratings may be an initial criterion for selection of portfolio investments, the Adviser also will independently evaluate these securities and the ability of the issuers of such securities to pay interest and principal. To the extent that the Fund invests in lower grade securities that have not been rated by a rating agency, the Fund’s ability to achieve its investment objective will be more dependent on the Adviser’s credit analysis than would be the case when the Fund invests in rated securities.

The Fund may invest in securities rated in the lower rating categories (rated as low as D, or unrated but judged to be of comparable quality by the Adviser). For these securities, the risks associated with below investment grade instruments are more pronounced.
Other Registered Investment Companies Risk
. The Fund may invest in the securities of other registered investment companies to the extent that such investments are consistent with the Fund’s investment objective and permissible under the 1940 Act. Under Section 12(d)(1) of the 1940 Act, unless an exemption is available, the Fund may not acquire the securities of other registered investment companies if, as a result: (i) more than 10% of the Fund’s total assets would be invested in securities of other registered investment companies; (ii) such purchase would result in more than 3% of the total outstanding voting securities of any one registered investment company being held by the Fund; or (iii) more than 5% of the Fund’s total assets would be invested in any one registered investment company. Rule 12d1-4 under the 1940 Act provides an exemption, subject to certain conditions, to permit acquiring funds to invest in the securities of other registered investment companies in excess of the limits of Section 12(d)(1). As a result, certain registered funds and private funds may be more limited in their ability to invest in the Fund under Rule 12d1-4 than they otherwise would be. The Fund, as a holder of the securities of other investment companies, will bear its pro rata portion of the other investment companies’ expenses, including management fees. These expenses will be in addition to the direct expenses incurred by the Fund.
ETF Risk
. The risks of investment in an ETF typically reflect the risks of the types of instruments in which the ETF invests. If the Fund invests in ETFs, Shareholders will bear indirectly their proportionate share of the ETF’s fees and expenses, as well as their share of the Fund’s fees and expenses. As a result, an investment by the Fund in an ETF could cause the Fund’s total operating expenses (taking into account indirect expenses such as the fees and expenses of the ETF) to be higher and, in turn, performance to be lower than if it were to invest directly in the instruments underlying the ETF. The trading in an ETF may be halted if the trading in one or more of the ETF’s underlying securities is halted. In addition, ETFs are susceptible to market trading risks (
i.e.
, the ETF faces market trading risks, including losses from trading in secondary markets and disruption in the creation/redemption process of the ETF).
Other Risks
Bank Failures. Over the past couple of years, the financial markets have encountered volatility associated with concerns about the balance sheets of banks, especially small and regional banks which may have significant losses associated with investments that make it difficult to fund demands to withdraw deposits and other liquidity needs. Although the federal government announced measures to assist these banks and protect depositors, other banks may be materially and adversely impacted. The Fund’s business is dependent on bank relationships and the Adviser proactively monitors the financial health of such bank relationships. Continued strain on the banking system may adversely impact the Fund’s business, financial condition and results of operations.
Global Economic, Political and Market Conditions. Social, political, economic and other conditions and events, such as natural disasters, epidemics and pandemics, terrorism, conflicts and social unrest, create uncertainty and have significant impacts on issuers, industries, governments and other systems, including the financial markets, to which companies and their investments are exposed. As global systems, economies and financial markets are increasingly interconnected, events that once had only local impact are now more likely to have regional or even global effects. Recent examples include pandemic risks related to COVID-19 (notably, its significant negative impact on economic and market conditions and global supply chains, and the aggressive measures taken worldwide in response by governments and businesses) and geopolitical risks related to Russia’s invasion of Ukraine, the Israel-Hamas war, ongoing conflicts in the Middle East and other geopolitical tensions, hostilities and instability. Uncertainty can result in or coincide with, among other things: increased volatility in the financial markets for securities, derivatives, loans, credit and currency; a decrease in the reliability of market prices and difficulty in valuing assets (including portfolio company assets); greater fluctuations in spreads on debt investments and currency exchange rates; increased risk of default (by both government and private obligors and issuers); further social, economic, and political instability; nationalization of private enterprise; greater governmental involvement in the economy or in social factors that impact the economy; changes to governmental regulation and supervision of the loan, securities, derivatives and currency markets and market participants and decreased or revised monitoring of such markets by governments or self-regulatory organizations and reduced enforcement of regulations; limitations on the activities of investors in such markets; controls or restrictions on foreign investment, capital controls and limitations on repatriation of invested capital; the significant loss of liquidity and the inability to purchase, sell and otherwise fund investments or settle transactions (including a market freeze); unavailability of currency hedging techniques;

substantial, and in some periods extremely high rates of inflation, which can last many years and have substantial negative effects on credit and securities markets as well as the economy as a whole; recessions; and difficulties in obtaining and/or enforcing legal judgments.
In addition, disruptions in the capital markets have increased the spread between the yields realized on risk-free and higher risk securities, resulting in illiquidity in parts of the capital markets. The Fund could be subject to any of the following risks, any of which could have a material adverse effect on the Fund’s business, financial condition, liquidity, and results of operations:

•	Significant changes or volatility in the capital markets may also have a negative effect on the valuations of the Fund’s investments.

•	Significant changes in the capital markets may adversely affect the pace of the Fund’s investment activity and economic activity generally.

•
The illiquidity of the Fund’s investments may make it difficult for the Fund to sell such investments to access capital if required, and as a result, the Fund could realize significantly less than the value at which the Fund has recorded the Fund’s investments.

In addition, current market conditions may make it difficult to obtain indebtedness on favorable terms and any failure to do so could have a material adverse effect on the Fund’s business. The debt capital that will be available to the Fund in the future, if at all, may be at a higher cost and on less favorable terms and conditions than what the Fund would otherwise expect, including being at a higher cost in rising interest rate environments. If the Fund is unable to raise debt, then the Fund’s equity investors may not benefit from the potential for increased returns on equity resulting from leverage and the Fund may be limited in the Fund’s ability to make or fund commitments to the Fund’s portfolio companies and, in turn, could have a material adverse impact on the Fund’s business, operating results and financial condition.
Public Health Risks
. Certain countries have been susceptible to epidemics/pandemics, most recently COVID-19. The outbreak of such epidemics/pandemics, together with any resulting restrictions on travel or quarantines imposed, has had and will continue to have a negative impact on the economy and business activity globally (including in the regions in which the Fund will invest), and thereby may adversely affect the performance of the Fund’s investments. Furthermore, the rapid development of epidemics/pandemics could preclude prediction as to their ultimate adverse impact on economic and market conditions, and, as a result, presents material uncertainty and risk with respect to the Fund and the performance of its investments.
Advancements in Artificial Intelligence and Machine Learning
. The ongoing evolution in artificial intelligence and machine learning technologies (hereinafter, “Machine Learning Technologies”), encompassing initiatives like OpenAI’s deployment of its ChatGPT application, may instigate risks that impact the Fund and the Portfolio Funds. Regardless of existing policies, there exists potential for the Adviser, the Fund’s portfolio companies and Portfolio Funds, and all associated affiliates, partners, members, shareholders, officers, directors, and employees to deploy Machine Learning Technologies in violation of such policies, knowingly or otherwise. The risk exposure for the Fund and the Portfolio Funds may be exacerbated if third-party service providers or any known or unknown counterparts also incorporate Machine Learning Technologies in their business operations. The Fund cannot ensure absolute control over the development or maintenance of third-party products or the manner in which third-party services are rendered.
The utilization of Machine Learning Technologies may inadvertently involve the integration of confidential data, including sensitive non-public information, by either third parties in breach of non-disclosure agreements, or by employees of the Adviser or the related affiliates and partners in breach of the Fund’s policies. This may result in the confidential information becoming accessible within a dataset by other third-party Machine Learning Technology applications and users. For comprehensive details on risks related to information security, refer to “Cyber Security Risk.”
Machine Learning Technologies inherently depend on the aggregation and examination of vast quantities of data. However, due to practical limitations, it is infeasible to incorporate all pertinent data into the model that Machine Learning Technologies leverage for operation. Consequently, these models will inevitably harbor some degree of inaccuracy and error, potentially significant, or could be otherwise deficient or flawed, thereby compromising the effectiveness of Machine Learning Technologies. To the extent that the Adviser, the Fund and the Portfolio Funds are susceptible to the risks associated with Machine Learning Technologies, any inaccuracies or erro rs
may precipitate adverse impacts.

Machine Learning Technologies and their applications, particularly within the private investment and financial sectors, continue to undergo rapid evolution. Therefore, it remains impossible to accurately foresee future risks that may emerge from such technological advancements.
Cyber Security Risk
. The Adviser, its service providers and other market participants increasingly depend on complex information technology and communications systems to conduct business functions. These systems are subject to a number of different threats or risks that could adversely affect the Fund and/or its investors, despite the efforts of the Adviser and its service providers and counterparties to adopt technologies, processes and practices intended to mitigate these risks and protect the security of their computer systems, software, networks and other technology assets, as well as the confidentiality, integrity and availability of information belonging to the entities comprising the Fund and their investors. For example, unauthorized third parties may attempt to improperly access, modify, disrupt the operations of, or prevent access to these systems of the Adviser, its service providers, counterparties or data within these systems. Third parties may also attempt to fraudulently induce employees, customers, third-party service providers or other users of the Adviser’s systems to disclose sensitive information in order to gain access to the Adviser’s data. A successful penetration or circumvention of the security of the Adviser’s or its service providers’ or counterparties’ systems could result in the loss or theft of an investor’s data or funds, the inability to access electronic systems, loss or theft of proprietary information or corporate data, physical damage to a computer or network system or costs associated with system repairs. Such incidents could cause the entities comprising the Fund, the Adviser and/or their service providers or counterparties to incur regulatory penalties, reputational damage, additional compliance costs or financial loss. Similar types of operational and technology risks are also present for the investments made by the Fund and the companies in which the Fund directly or indirectly invests, which could have material adverse consequences for such investments and companies, and may cause the Fund’s investments to lose value.
Fund Structure
. Depending on economic, regulatory, tax, business and/or other developments (or the absence of such developments), the Adviser may determine to modify certain aspects of the Fund’s structure, subject to applicable law and any required approvals from the Board and Shareholders. There can be no assurance that economic, regulatory, tax, business and/or other developments will or will not result in a determination by the Adviser to modify the Fund’s structure. Prospective investors should consult with their own counsel and advisors regarding the impact of such potential re-structuring on an investment in the Fund.
Tax Considerations
. The Fund intends to elect to be treated as, and intends to qualify to be treated as, a RIC under Subchapter M of the Code. As such, the Fund must satisfy, among other requirements, certain ongoing asset diversification, source-of-income and annual distribution requirements. If the Fund fails to qualify as a RIC it will become subject to corporate-level income tax, and the resulting corporate taxes could substantially reduce the Fund’s net assets, the amount of income available for distributions to Shareholders, the amount of distributions and the amount of funds available for new investments. Such a failure would have a material adverse effect on the Fund and the Shareholders. See “Material U.S. Federal Income Tax Considerations.”
Each of the aforementioned ongoing requirements for qualification of the Fund as a RIC requires that the Adviser obtain information from or about the underlying investments in which the Fund is invested. Portfolio Funds and Portfolio Fund Managers may not provide information sufficient to ensure that the Fund qualifies as a RIC under the Code. If the Fund does not receive sufficient information from Portfolio Funds or Portfolio Fund Managers, the Fund risks failing to satisfy the Subchapter M qualification tests and/or incurring an excise tax on undistributed income.
In order to meet the 90% Gross Income Test (as defined below in “Material U.S. Federal Income Tax Considerations – Qualification and Taxation as a Regulated Investment Company”), the Fund may structure its investments in a way that could increase the taxes imposed thereon or in respect thereof. For example, the Fund may be required to hold such investments through a subsidiary that is treated as a corporation for U.S. federal income tax purposes. In such a case, any income from such investments is generally not expected to adversely affect the Fund’s ability to meet the 90% Gross Income Test, although such income generally would be subject to U.S. corporate federal income tax (and possibly state and local taxes), which the Fund would indirectly bear through its ownership of such subsidiary. See “Material U.S. Federal Income Tax Considerations – Qualification and Taxation as a Regulated Investment Company.”
If, before the end of any quarter of its taxable year, the Fund believes that it may fail the Diversification Tests (as defined below in “Material U.S. Federal Income Tax Considerations – Qualification and Taxation as a Regulated Investment Company”), the Fund may seek to take certain actions to avert such a failure. However, the action frequently taken by RICs to avert such a failure, the disposition of non-diversified assets, may be difficult to pursue because of the limited liquidity of the Fund’s investments. While relevant tax provisions afford a RIC a 30-day period after the end of the relevant quarter in which to cure a diversification failure by disposing of non-diversified assets, the constraints on the Fund’s ability to effect a sale of an investment may limit the Fund’s use of this cure period. In certain cases, the Fund may be afforded a longer cure period under applicable savings provisions, but the Fund may be subject to a penalty tax in connection with its use of those savings provisions. If the Fund fails to satisfy the Diversification Tests or other RIC requirements, the Fund may fail to qualify as a RIC under the Code. If the Fund fails to qualify as a RIC, it will become subject to a corporate-level U.S. federal income tax (and any applicable U.S. state and local taxes) and distributions to the Shareholders generally would be treated as corporate dividends. See “Material U.S. Federal Income Tax Considerations - Failure to Qualify as a Regulated Investment Company.” In addition, the Fund is required each December to make certain “excise tax” calculations based on income and gain information that must be obtained from the Portfolio Funds or Portfolio Fund Managers. If the Fund does not receive sufficient information from the Portfolio Funds or Portfolio Fund Managers, it risks failing to satisfy the Subchapter M qualification tests and/or incurring an excise tax on undistributed income (in addition to the corporate income tax). The Fund may, however, attempt to avoid such outcomes by paying a distribution that is or is considered to be in excess of its current and accumulated earnings and profits for the relevant period (
i.e.,
a return of capital).
In addition, the Fund may directly or indirectly invest in Portfolio Funds located outside the United States. Such Portfolio Funds may be subject to withholding taxes and other taxes in such jurisdictions with respect to their investments. The Fund may become subject to income and other taxes in states and localities based on the Fund’s investments in entities that conduct business in those jurisdictions. A U.S. person generally will not be able to claim a foreign tax credit or deduction for foreign taxes paid by the Fund. Further, adverse United States tax consequences can be associated with certain foreign investments, including potential United States withholding taxes on foreign investment entities with respect to their United States investments and potential adverse tax consequences associated with investments in any foreign corporations that are characterized for U.S. federal income tax purposes as “controlled foreign corporations” or “passive foreign investment companies.”
The Fund may retain some income and capital gains in the future, including for purposes of providing the Fund with additional liquidity, which amounts would be subject to the 4% U.S. federal excise tax to the extent they exceed the Excise Tax Distribution Requirements (as defined below), in addition to the corporate income tax. In that event, the Fund will be liable for the tax on the amount by which the Fund does not meet the foregoing distribution requirement. See “Material U.S. Federal Income Tax Considerations – Qualification and Taxation as a Regulated Investment Company.”
Tax Laws Subject to Change
. It is possible that the current U.S. federal, state, local, or foreign income tax treatment accorded to an investment in the Fund will be modified by legislative, administrative, or judicial action in the future. The nature of additional changes in U.S. federal or non-U.S. income tax law, if any, cannot be determined prior to enactment of any new tax legislation, administrative guidance or judicial interpretation. However, such changes could significantly alter the tax consequences and decrease the after tax rate of return of an investment in the Fund, including with retroactive effect. Potential investors therefore should seek, and must rely on, the advice of their tax advisors with respect to the possible impact on their investments of recent legislation, as well as any future proposed tax legislation or administrative or judicial action.
Withholding and Other Taxes
. The Fund intends to structure its investments in a manner that is intended to achieve its investment objective and, notwithstanding anything contained herein to the contrary, there can be no assurance that the structure of any investment will be tax efficient for any particular investor or that any particular tax result will be achieved. The returns in respect of the investments may be reduced by withholding or other taxes imposed by jurisdictions in which the investments are organized. In addition, tax reporting requirements may be imposed on investors under the laws of the jurisdictions in which investors are liable to taxation or in which the Fund makes investments. Prospective investors should consult their own professional tax advisors with respect to the tax consequences to them of an investment in the Fund under the laws of the jurisdiction in which they are liable to taxation.
Tax Information Exchange Regimes; FATCA Withholding Tax on Certain Non-U.S. Entities
. The United States, pursuant to the “Foreign Account Tax Compliance Act” or “FATCA,” has entered into numerous intergovernmental agreements with various jurisdictions concerning the exchange of information as a means to combat tax evasion. In addition, the Organization for Economic Co-operation and Development has published a global Common Reporting Standard for the exchange of information pursuant to which many countries have now signed multilateral agreements. One or more of these information exchange regimes are likely to apply to the Fund and may require the Fund to collect and share with applicable taxing authorities information concerning Shareholders (including identifying information and amounts of certain income allocable or distributable to them). A Shareholder’s failure to provide required information may result in expulsion from the investment structure or other potential remedies. In addition, FATCA generally imposes a withholding tax of 30% on a non-U.S. entity’s share of most payments attributable to investments in the United States, including dividends and interest, unless an exception applies. The Fund may be required to withhold such taxes from certain non-U.S. Shareholders, unless an exception applies.
Difficulty Paying Distributions
. The Fund may be required to recognize taxable income in circumstances in which it does not receive a corresponding payment in cash. For example, if the Fund holds debt obligations that are treated under applicable tax rules as having original issue discount (“OID”) (such as debt instruments with PIK, secondary market purchases of debt securities at a discount to par, interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), the Fund must include in income each year a portion of the OID that accrues over the life of the obligation, regardless of whether cash representing such income is received by it in the same taxable year.
The Fund anticipates that a portion of its income may constitute OID or other income required to be included in taxable income prior to receipt of cash. Further, the Fund may elect to amortize market discount with respect to debt securities acquired in the secondary market and include such amounts in its taxable income in the current year, instead of upon disposition, as an election not to do so would limit its ability to deduct interest expenses for tax purposes. Because any OID or other amounts accrued will be included in its investment company taxable income for the year of the accrual, the Fund may be required to make a distribution to its Shareholders in order to satisfy annual distribution requirements, even if the Fund will not have received any corresponding cash amount. As a result, the Fund may have difficulty meeting the annual distribution requirements necessary to maintain RIC tax treatment under the Code. The Fund may have to sell some of its investments at times and/or at prices it would not consider advantageous, raise additional debt or equity capital, make a partial share distribution, or forgo new investment opportunities for this purpose. If the Fund is not able to obtain cash from other sources, and chooses not to make a qualifying share distribution, it may fail to qualify for RIC tax treatment and thus become subject to corporate-level U.S. federal income tax.
Incentive Fee
. The Incentive Fee payable by the Fund to the Adviser may create an incentive for the Adviser to make investments on the Fund’s behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement.
Any Incentive Fee payable by the Fund that relates to an increase in value of the Fund’s investments may be computed and paid on gain or income that is unrealized, and the Adviser is not obligated to reimburse the Fund for any part of an Incentive Fee it previously received. If a Fund investment with an unrealized gain subsequently decreases in value, it is possible that such unrealized gain previously included in the calculation of an Incentive Fee will never become realized. Thus, the Fund could have paid an Incentive Fee on income or gain the Fund never received. See “Investment Advisory Agreement – Incentive Fee.”
The Incentive Fee is computed and paid on net profits that may include interest that has been accrued but not yet received in cash, such as market discount, debt instruments with PIK interest, preferred stock with PIK dividends and zero coupon securities, in addition to amounts related to unrealized capital appreciation. If there is a default on an investment by the obligor or such capital appreciation is not ultimately realized, it is possible that amounts previously used in the calculation of the Incentive Fee will become uncollectible, and the Adviser will have no obligation to refund any fees it received in respect of such accrued income. In addition, since in certain cases the Fund may recognize net profits before or without receiving cash representing such net profits and have a corresponding obligation to make an Incentive Fee payment, the Fund may have to sell some of its investments at times it would not consider advantageous, raise additional debt or equity capital or reduce new investments to meet its payment obligations.
Indemnification Obligations and Limited Liability of Trustees and Adviser
. None of the Trustees, the Adviser or any of their respective affiliates, principals, members, shareholders, partners, officers, directors, employees, agents and representatives (each an “Indemnified Person”) shall have any liability, responsibility or accountability in damages or otherwise to any Shareholder or the Fund for, and the Fund agrees, to the fullest extent permitted by law, to indemnify, pay, protect and hold harmless each Indemnified Person from and against, any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, proceedings, costs, expenses and disbursements of any kind or nature whatsoever (including, without limitation, all reasonable costs and expenses of attorneys, defense, appeal and settlement of any and all suits, actions or proceedings instituted or threatened against the Indemnified Persons or the Fund) and all costs of investigation in connection therewith which may be imposed on, incurred by, or asserted against the Indemnified Persons or the Fund in any way relating to or arising out of, or alleged to relate to or arise out of, any action or inaction on the part of the Fund, on the part of the Indemnified Persons when acting on behalf of the Fund or otherwise in connection with the business or affairs of the Fund, or on the part of any agents when acting on behalf of the Fund (collectively, the “Indemnified Liabilities”); provided that the Fund shall not be liable to any Indemnified Person for any portion of any Indemnified Liabilities which results from such Indemnified Person’s willful misfeasance, bad faith, gross negligence or reckless disregard in the performance of his, her or its duties or by reason of his, her or its reckless disregard of his, her or its obligations and duties. Notwithstanding the foregoing, no waiver or release of personal liability of any Indemnified Person will be effective to waive any liabilities of such Indemnified Persons under the U.S. federal securities laws to the extent any such waiver or release is void under Section 14 of the 1933 Act.
Regulatory Scrutiny and Reporting
. The Fund and the Adviser may be subject to increased scrutiny by government regulators, investigators, auditors and law enforcement officials regarding the identities of investors and sources of their funds. As a result, the Fund may become subject to additional obligations that could affect its investment program and the manner in which it operates, including additional reporting requirements regarding its investments and investors. Each Shareholder will be required to provide to the Fund such information as may be required to enable the Fund to comply with all applicable legal or regulatory requirements, and each Shareholder will be required to acknowledge and agree that the Fund may disclose such information to governmental and/or regulatory or self-regulatory authorities to the extent required by applicable law or regulation and may file such reports with such authorities as may be required by applicable law or regulation.
Best-Efforts Offering Risk
. This offering is being made on a reasonable best efforts basis, whereby the Distributor is only required to use its reasonable best efforts to offer the Shares and neither it nor any selling agent has a firm commitment or obligation to purchase any of the Shares. To the extent that less than the maximum number of Shares is subscribed for, the opportunity for the allocation of the Fund’s investments among various issuers and industries may be decreased, and the returns achieved on those investments may be reduced as a result of allocating all of the Fund’s expenses over a smaller capital base. As a result, the Fund may be unable to achieve its investment objective and a Shareholder could lose some or all of the value of his, her or its investment in the Shares. The Distributor is not an affiliate of the Fund or the Adviser.

POTENTIAL CONFLICTS OF INTEREST
The Adviser is accountable to the Fund as a fiduciary, and, consequently, must operate the Fund prudently, in good faith and in the interest of and for the benefit of the Shareholders. As discussed below, prospective investors should be aware of potential conflicts of interest before investing. By purchasing Shares, each Shareholder will be deemed to have acknowledged the existence of such actual and potential conflicts of interest and to have waived any claim with respect to the existence of such actual and potential conflicts of interest.
Other Managed Funds
. In addition to the Fund, Adams Street, the Adviser or their affiliates currently manage, and expect in the future to manage, additional funds, business development companies and accounts that are permitted to invest in assets eligible for purchase by the Fund (collectively, “Other Managed Funds”). The investment policies, fee arrangements and other circumstances of the Fund may vary from those of Other Managed Funds. When a particular investment would be appropriate for the Fund as well as one or more Other Managed Funds, such investment will be apportioned by Adams Street, the Adviser or their affiliates, as the case may be, in good faith in a manner it determines to be fair and equitable in accordance with the Adviser’s investment allocation policy and in compliance with applicable law. Such apportionment is authorized to take place on other than a pro rata basis depending on Adams Street’s, the Adviser’s or their affiliate’s, as the case may be, good faith determination of all relevant factors, including differing investment objectives, diversification considerations and the terms of the relevant documents. The Other Managed Funds will not be obligated to share any investment opportunity with the Fund. Similar good faith apportionment principles will apply, as necessary, in dispositions of an investment held by the Fund and one or more Other Managed Funds. All of the foregoing procedures could in certain circumstances adversely affect the price paid or received by the Fund or the size of the position purchased or sold by the Fund (including prohibiting the Fund from purchasing a position) or may limit the rights that the Fund may exercise with respect to an investment. In addition, subject to applicable law, the Fund is authorized to invest in portfolio companies in which Other Managed Funds invest, either concurrently with the Fund or subsequent or prior to the investment by the Fund. Adams Street, the Adviser or their affiliates are authorized from time to time to incur expenses in connection with investments to be made on behalf of the Fund and Other Managed Funds, including investments that are not consummated. Adams Street, the Adviser or their affiliates will attempt to allocate such expenses on a basis they consider to be equitable. In other circumstances, the Fund will incur diligence, research or other expenses in connection with an investment that the Fund passes on, but that ultimately is made by an Other Managed Fund. Diligence or research undertaken on behalf of the Fund has the potential to provide Adams Street, the Adviser or their affiliates with information with respect to individual investments or to the market more generally, that is used by Adams Street, the Adviser or their affiliates for the benefit of Other Managed Funds or other advisory clients; however, in such cases, the Fund generally will not be compensated or reimbursed for relevant expenses.
The Adviser is authorized to determine, in its sole discretion and in accordance with the Adviser’s investment allocation policy, that the Fund should participate in certain types of investments. The Fund will only participate in investments that meet the Adviser’s return expectation for the Fund and that are in line with portfolio construction considerations for the Fund. Other Managed Funds may determine to participate in such investments, may determine to participate only where certain criteria are met or may determine not to participate in such investments at all.
Subject to applicable law, the Fund is permitted to take a different position in portfolio companies in which an Other Managed Fund or other client has invested (
e.g.,
where the Fund purchases a different class of debt or equity in a portfolio company in which an Other Managed Fund holds debt). In such event, the Fund and such Other Managed Fund have potentially conflicting interests because they are investing in different classes of investments of the same portfolio company. If, for example, the portfolio company in which the Fund has a subordinated investment and in which such Other Managed Fund has an equity or senior debt investment becomes distressed or defaults on its obligations under the subordinated investment, Adams Street, the Adviser or their affiliates, as the case may be, expect to have conflicting loyalties between their respective duties to the Other Managed Fund, the Fund, certain of their respective other affiliates and the portfolio company. In that regard, actions are permitted to be taken for such Other Managed Fund that are adverse to the Fund, or actions may or may not be taken by the Fund due to such Other Managed Fund’s investment, which action or failure to act has the potential to be adverse to the Fund. There can be no assurance that the terms of or the return on the Fund’s investment will be equivalent to or better than the terms of or the returns obtained by the Other Managed Funds participating in the transaction. In addition, it is possible that in a bankruptcy proceeding the Fund’s interest has the potential to be subordinated or otherwise adversely affected by virtue of such Other

Managed Fund’s involvement and actions relating to its investment. This has the potential to result in loss or substantial dilution of the Fund’s investment (and/or affect NAV) while the Other Managed Funds recover all or part of the amounts due to them.
Certain of the Fund’s executive officers and Trustees, and the employees of the Adviser or its affiliates, serve or may serve as officers, directors, trustees or principals of entities that operate in the same or a related line of business as the Fund or Other Managed Funds. As a result, they have obligations to investors in those entities, the fulfilment of which might not be in the best interests of the Fund or its Shareholders. In addition, certain employees of the Adviser and their management face conflicts in their time management and commitments as well as in the allocation of investment opportunities to other Adams Street funds. The management of Other Managed Funds is expected from time to time to require the devotion of a significant amount of time of the Adviser and its investment professionals, agents and employees. Actual or potential conflicts of interest may arise in allocating management time, services or functions among such Other Managed Funds, including Other Managed Funds that may have the same or similar type of investment strategy as the Fund.
Transactions with Other Accounts, Managed Funds, the Adviser and its Affiliates
. The Co-Investment Exemptive Order permits the Fund, the Adviser and other related entities to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 17(d) and the rules under the 1940 Act. From time to time, subject to applicable law and any terms and conditions of the Co-Investment Exemptive Order, the Fund may co-invest with Other Managed Funds in investments that are suitable for both the Fund and such Other Managed Funds. Even if the Fund and any such Other Managed Funds and/or co-investment or other vehicles invest in the same securities, conflicts of interest may still arise. An inability to receive the desired allocation to potential investments may affect the Fund’s ability to achieve the desired investment returns.
In the event investment opportunities are allocated among the Fund and Other Managed Funds, the Fund may not be able to structure its investment portfolio in the manner desired. Although the Adviser endeavors to allocate investment opportunities in a fair and equitable manner, the Fund is not generally permitted to co-invest in any issuer in which a fund managed by the Adviser, including Other Managed Funds, or any of its downstream affiliates (other than the Fund and its downstream affiliates) currently has an investment.
The Fund may co-invest with funds managed by the Adviser or any of its downstream affiliates, provided that such investments are not prohibited by Section 17(d) of the 1940 Act, or interpretations of Section 17(d) as expressed in SEC no-action letters or other available guidance or unless made in accordance with the Co-Investment Exemptive Order.
The Fund may invest in Portfolio Funds in which the Adviser and/or its affiliates (including, to the extent permitted by applicable law, Other Managed Funds) has an investment, and the Adviser and/or its affiliates may invest in Portfolio Funds in which the Fund has made an investment. From time to time, the Fund and Other Managed Funds may make investments at different levels of an issuer’s capital structure or otherwise in different classes of an issuer’s securities. Such investments inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by such entities. The Adviser has adopted procedures governing the co-investment in securities acquired in private placements with certain clients of the Adviser.
Adviser Affiliates May Engage in Adverse Activities
. Certain affiliates of the Adviser or other funds or clients of the Adviser may have relationships with certain Fund Investments. Such affiliates may take actions that are detrimental to the interests of the Fund in such Portfolio Funds or portfolio companies.
The Adviser, its affiliates and their clients may pursue or enforce rights with respect to an issuer in which the Fund has invested, and those activities may have an adverse effect on the Fund. As a result, prices, availability, liquidity and terms of the Fund’s investments may be negatively impacted by the activities of the Adviser and its affiliates or their clients, and transactions for the Fund may be impaired or effected at prices or terms that may be less favorable than would otherwise have been the case.
The Adviser may enter into transactions and invest in securities, instruments and currencies on behalf of the Fund in which customers of its affiliates, to the extent permitted by applicable law, serve as the counterparty, principal or issuer. In such cases, such party’s interests in the transaction would generally be adverse to the interests of the Fund, and such party would have no incentive to assure that the Fund obtains the best possible prices or terms in connection with the transaction. In addition, the purchase, holding and sale of such investments by the Fund may enhance the profitability of the Adviser or its affiliates. The Fund may, subject to applicable law, purchase investments that are the subject of an underwriting or other distribution by one or more Adviser affiliates and may also enter into transactions with other clients of an affiliate where such other clients have interests adverse to those of the Fund.
By reason of the various activities of the Adviser and its affiliates, the Adviser and such affiliates may acquire confidential or material non-public information or otherwise be restricted from purchasing certain potential Fund investments that otherwise might have been purchased or be restricted from selling certain Fund investments that might otherwise have been sold at the time.
Management Fee and Incentive Fee Arrangements
. The Adviser is paid a fee based on a percentage of the Fund’s net assets. The participation of the Adviser’s investment professionals in the valuation process therefore results in a conflict of interest. The Adviser also has a conflict of interest in deciding whether to cause the Fund to invest in more speculative investments or financial instruments, which increase the assets or profits of the Fund and, accordingly, the Management Fee or Incentive Fee payable by the Fund to the Adviser. Certain Other Managed Funds pay the Adviser or its affiliates performance-based compensation, which could create an incentive for the Adviser or its affiliate to favor such investment fund or account over the Fund.
Lending or Guarantee Arrangements Involving the Adviser or its Affiliates
. The Adviser is under no obligation to arrange for any affiliate to lend money to the Fund; however, from time to time, the Adviser or an affiliate of the Adviser may lend to the Fund or may guarantee a loan made to the Fund by a third party. Any such loans made directly by the Adviser or an affiliate would be on an unsecured basis with a rate of interest at or below the market interest rate charged by third parties, and any guarantees provided by the Adviser or an affiliate would be at no cost to the Fund. While these borrowing arrangements involving the Adviser or an affiliate provide the Fund greater flexibility to borrow on favorable terms for investment purposes or to increase the Fund’s liquidity, such arrangements may present certain potential conflicts of interest with respect to the Adviser’s management of the Fund. For example, in certain situations the Adviser may be motivated to manage the Fund’s investments in a more conservative manner than it otherwise would to avoid the Fund defaulting on its loan, or the Adviser may be motivated to limit the Fund’s borrowings to reduce the Fund’s overall leverage.
Conflicts Associated with Fee Arrangements with Portfolio Funds and Fund Investments
. In certain cases, the Adviser or its affiliates may enter into arrangements with a Portfolio Fund Manager under which the Portfolio Fund Manager agrees to rebate a portion of its management fee or make other fee payments in connection with an investment in the Portfolio Fund by an investment vehicle managed or sponsored by the Adviser or its affiliates. To the extent any such rebates or payments relate to the Fund’s investment in a Portfolio Fund, the Fund will receive the economic benefit of such rebate or payment. However, to the extent the Adviser, in its sole discretion, determines that such an arrangement is not permissible or appropriate for the Fund, other vehicles managed by the Adviser or its affiliates may nonetheless participate in the rebate or repayment. Affiliates of the Adviser may receive and retain these payments with respect to other investment vehicles in consideration of, or to defray the cost of, services provided by such affiliates.
In limited instances, the Fund also may be entitled to certain payments or other remuneration as a result of a Fund Investment (
e.g.,
allocable portions of remuneration paid to employees of the Adviser or its affiliates for their service on the board of a Fund Investment or portfolio company thereof). The Fund may receive the economic benefit of such payment or other remuneration either through an offset or reduction of the Portfolio Fund Manager’s management fee or a payment directly to the Fund.
The receipt of these payments by the Adviser or its affiliates could incentivize the Adviser to participate in such Fund Investments or could enhance the likelihood that such payments will be made.
Portfolio Fund Valuation May be Affected by Compensation Arrangements
. If a Portfolio Fund calculates its compensation on the value of the Portfolio Fund’s assets, the Portfolio Fund’s manager may exercise discretion in assigning values to the Portfolio Fund’s investments. These factors can create a conflict of interest because the value assigned to an investment may affect the management fee at the Portfolio Fund level. If there is a difference in the management fee required to be paid, the Portfolio Fund’s documents generally do not require the Portfolio Fund’s manager to return past management fees, although claw-back provisions in a Portfolio Fund’s documents may permit the recovery of excess carried interest distributions.
Potential Conflicts of Interest at the Portfolio Fund Level
. Each Portfolio Fund may become involved in activities in which there is a potential conflict between the interests of Portfolio Fund investors, like the Fund, and the Portfolio Fund’s management. Typically, Portfolio Funds will have an investor’s committee with some degree of supervision over potential conflicts, although there can be no assurance that such committee, or other conflict of interest provisions of a Portfolio Fund’s governing documents, will be effective.
Proxy Voting
. The Adviser has adopted policies and procedures designed to prevent conflicts of interest from influencing proxy voting decisions made on behalf of advisory clients, including the Fund, and to help ensure that such decisions are made in accordance with its fiduciary obligations to clients. Nevertheless, notwithstanding such proxy voting policies and procedures, actual proxy voting decisions may have the effect of favoring the interests of other clients, provided that the Adviser believes such voting decisions to be in accordance with its fiduciary obligations.
MANAGEMENT OF THE FUND
Board of Trustees
The Role of the Board
The Board is responsible for the overall business and affairs of the Fund, including supervision of the duties performed by the Adviser. As is the case with virtually all investment companies (as distinguished from operating companies), service providers to the Fund, primarily the Adviser, have responsibility for the day-to-day management and operation of the Fund. The Board does not have responsibility for the day-to-day management of the Fund, and its oversight role does not make the Board a guarantor of the Fund’s investments or activities. The Board has appointed various employees of Adams Street as officers of the Fund with responsibility to monitor and report to the Board on the Fund’s operations. In conducting its oversight, the Board receives regular reports from these officers and from other senior officers of the Adviser or its affiliates regarding the Fund’s operations.
Board Structure and Committees
As required by the 1940 Act, a majority of the Trustees are Independent Trustees. The Independent Trustees exercise their informed business judgment to appoint an individual of their choosing to serve as Chair of the Board, regardless of whether the Trustee happens to be independent or a member of management. The appointment of James Walker as Chair reflects the Independent Trustees’ belief that the Board’s leadership structure, in which the Chair is an interested person of the Fund, is appropriate in light of the specific characteristics and circumstances of the Fund, including, but not limited to: (i) the Board’s oversight role; (ii) the Board’s size and the cooperative working relationship among the Independent Trustees and among all Trustees; and (iii) the extent to which the day-to-day operations of the Fund are conducted by Fund officers and employees of the Adviser. The Independent Trustees believe that they can act independently and effectively without having an Independent Trustee serve as Chair and that a key factor for assuring that they are in a position to do so is for the Trustees who are independent of the Adviser to constitute a majority of the Board. The Board has established two standing committees: an Audit Committee and a Nominating and Governance Committee.
The Board has formed an Audit Committee composed of all of the Independent Trustees, the functions of which are: (i) to oversee the Fund’s accounting and financial reporting policies and practices, its internal controls and, as the Audit Committee may deem necessary or appropriate, the internal controls of certain of the Fund’s service providers; (ii) to oversee the quality and objectivity of the Fund’s financial statements and the independent audit of those statements; (iii) to assist the Board in selecting the Fund’s independent registered public accounting firm, to directly supervise the compensation and performance of such independent registered public accountants and generally to act as a liaison between the independent registered public accountants and the Board; and (iv) to review and, as appropriate, approve in advance non-audit services provided by such independent registered public accountants to the Fund, the Adviser, and, in certain cases, other affiliates of the Fund.
The Board has formed a Nominating and Governance Committee composed of all of the Independent Trustees, whose function, subject to the oversight of the Board, is to select and nominate persons for elections or appointment by the Board as Trustees of the Fund. The Nominating and Governance Committee will act in accordance with the Fund’s nominating and governance committee charter. The Nominating and Governance Committee may consider nominees recommended by Shareholders.

Board Oversight of Risk Management
As part of its oversight function, the Board receives and reviews various reports relating to risk management. Because risk management is a broad concept comprised of many different elements (including, among other things, investment risk, valuation risk, credit risk, compliance and regulatory risk, business continuity risk and operational risk), Board oversight of different types of risks is handled in different ways. For example, the full Board could receive and review reports from senior personnel of the Adviser (including senior compliance, financial reporting and investment personnel) or their affiliates regarding various types of risks, such as operational, compliance and investment risk, and how they are being managed. The Audit Committee may participate in the oversight of risk management in certain areas, including meeting with the Fund’s financial officers and with the Fund’s independent public auditors to discuss, among other things, annual audits of the Fund’s financial statements and the auditor’s report thereon and the auditor’s annual report on internal control.
Board of Trustees and Officers
Any vacancy on the Board may be filled by the remaining Trustees, except to the extent the 1940 Act requires the election of Trustees by Shareholders. The Fund’s officers are appointed by the Trustees and oversee the management of the day-to-day operations of the Fund under the supervision of the Board. All of the officers of the Fund are directors, officers or employees of the Adviser or its affiliates. To the fullest extent allowed by applicable law, including the 1940 Act, the Declaration of Trust indemnifies the Trustees and officers for all costs, liabilities and expenses that they may experience as a result of their service as such.
The name and business address of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years are set forth under “Management of the Fund” in the SAI.
The Adviser
Adams Street Advisors, LLC, located at One North Wacker Drive, Suite 2700, Chicago, IL 60606, serves as the investment adviser to the Fund. The Adviser is registered as an investment adviser under the Advisers Act, and is a subsidiary of Adams Street. As of June 30, 2026, Adams Street’s total assets under management were approximately $76 billion.
Portfolio Management
The personnel of the Adviser who have primary and joint responsibility for management of the Fund are Joseph Goldrick, Stephen Bluestein and Brian Dudley (the “Portfolio Managers”). The Fund’s Portfolio Managers, along with other members of Adams Street’s Investment Committees and Investment Strategy and Risk Management team, are responsible for overseeing the Fund, formulating investment guidelines for the Fund and approving all acquisitions, dispositions and financing decisions. Adams Street has five Investment Committees that are involved in the diligence and selection of Fund Investments, and Adams Street’s Investment Strategy and Risk Management team is highly involved in all aspects of portfolio construction and performs quantitative analyses used to assess portfolio construction decisions.
Messrs. Goldrick, Bluestein and Dudley have served as the Fund’s Portfolio Managers since it commenced operations as a registered investment company.
Joseph Goldrick
is a Partner in Adams Street’s Secondaries team. In this capacity, Mr. Goldrick is active in secondary deal sourcing and execution. He is based in the firm’s Chicago office and is a member of Adams Street’s Secondary Investment Committee and Portfolio Construction Committee. Prior to joining Adams Street in 2006, he worked in the Investment Banking division of Robert W. Baird & Co. Mr. Goldrick received his MBA from the University of Chicago Booth School of Business and BBA from the University of Notre Dame.
Stephen Bluestein
is a Partner in Adams Street’s Primary team. In this capacity, Mr. Bluestein is active in primary deal sourcing and maintaining relationships with venture growth general partners around the world. He is based in the firm’s Menlo Park office and is a member of Adams Street’s Direct Venture Growth Investment Committee and Primary Investment Committee. Prior to joining Adams Street in 2024, Mr. Bluestein was a Managing Director at The David and Lucile Packard Foundation where he oversaw venture capital and growth equity. Earlier in his career, Mr. Bluestein held investment roles at Bessemer Venture Partners, Technology Crossover Ventures and Light Street Capital. Mr. Bluestein received his MBA from Northwestern University, MS from Stanford University and BS from Tufts University.

Brian Dudley
is a Partner in Adams Street’s Venture Growth team. In this capacity, Mr. Dudley is responsible for venture growth investments in the technology sector. He is based in the firm’s Menlo Park office and is a member of Adams Street’s Direct Venture Growth Investment Committee, Portfolio Construction Committee and Editorial Board. Prior to joining Adams Street in 2013, Mr. Dudley worked at GCA Savvian, a technology-focused investment bank. Mr. Dudley received his MBA from Stanford University Graduate School of Business and BS from the University of California, Berkeley.
The SAI provides additional information about the compensation of the Fund’s primary portfolio managers, other accounts managed by them and their ownership of any Shares of the Fund.

INVESTMENT ADVISORY AGREEMENT
The Adviser, subject to the overall supervision of the Board, provides certain investment advisory and administrative services to the Fund pursuant to an Investment Advisory Agreement between the Fund and the Adviser. The Trustees have engaged the Adviser to provide investment advice to, and manage the day-to-day business and affairs of, the Fund under the ultimate supervision of, and subject to any policies established by, the Board. The Adviser invests the Fund’s assets and regularly monitors the Fund’s portfolio, subject in each case to the ultimate supervision of, and any policies established by, the Board.
Management Fee
In consideration of the advisory services provided by the Adviser, the Fund pays the Management Fee to the Adviser. The Management Fee is payable monthly in arrears at an annual rate of 1.25% based on the value of the Fund’s net assets calculated and accrued monthly as of the last business day of each month. For purposes of determining the Management Fee: (i) the Fund’s net assets means its total assets less liabilities determined on a consolidated basis in accordance with GAAP; and (ii) the value of the Fund’s net assets will be calculated prior to the inclusion of the Management Fee and Incentive Fee, if any, payable to the Adviser or to any purchases or repurchases of Shares or any distributions by the Fund. The Management Fee is payable in arrears within five (5) business days after the completion of the NAV computation for the month. The Management Fee is paid to the Adviser out of the Fund’s assets, and therefore decreases the net profits or increases the net losses of the Fund. The Adviser has contractually agreed to waive the Management Fee for a 12-month period commencing six months after the Fund’s initial closing, which occurred on June 1, 2026. Unless otherwise extended by agreement between the Fund and the Adviser, the Management Fee payable by the Fund following expiration of the 12-month period will be at the annual rate of 1.25%. The Management Fee waived under the Management Fee Waiver is not subject to recoupment by the Adviser under the Expense Limitation Agreement.
The Management Fee for any partial period will be appropriately prorated based on the actual number of days elapsed relative to the total number of days in such calendar month.
Incentive Fee
At the end of each calendar quarter of the Fund, the Adviser is entitled to receive an Incentive Fee equal to 12.5% of the excess, if any, of (i) the net profits of the Fund for the relevant period over (ii) the balance, if any, of the Loss Recovery Account.
For the purposes of the Incentive Fee and Loss Recovery Account, the term “net profits” shall mean the amount by which (i) the sum of (A) the NAV of the Fund as of the end of such quarter, (B) the aggregate repurchase price of all Shares repurchased by the Fund during such quarter and (C) the amount of dividends and other distributions paid in respect of the Fund during such quarter and not reinvested in additional Shares through the DRIP exceeds (ii) the sum of (X) the NAV of the Fund as of the beginning of such quarter and (Y) the aggregate issue price of Shares of the Fund issued during such quarter (excluding any Shares of such class issued in connection with the reinvestment through the DRIP of dividends paid, or other distributions made, by the Fund through the DRIP).
The Fund maintains the Loss Recovery Account, which had an initial balance of zero and is (i) increased upon the close of each calendar quarter of the Fund by the amount of the net losses of the Fund for the quarter, before giving effect to any repurchases or distributions for such quarter, and (ii) decreased (but not below zero) upon the close of each calendar quarter by the amount of the net profits of the Fund for the quarter. For purposes of the Loss Recovery Account, the term “net losses” shall mean the amount by which (i) the sum of (A) the NAV of the Fund as of the beginning of such quarter and (B) the aggregate issue price of Shares of the Fund issued during such quarter (excluding any Shares of such class issued in connection with the reinvestment of dividends paid, or other distributions made, by the Fund through the DRIP) exceeds (ii) the sum of (X) the NAV of the Fund as of the end of such quarter, (Y) the aggregate repurchase price of all Shares repurchased by the Fund during such quarter and (Z) the amount of dividends and other distributions paid in respect of the Fund during such quarter and not reinvested in additional Shares through the DRIP. For purposes of the “net losses” calculation, the NAV shall include unrealized appreciation or depreciation of investments and realized income and gains or losses and expenses (including offering and organizational expenses).
For the avoidance of doubt, any change in the NAV of the Fund directly as a result of subscriptions or repurchases during each measurement period is not included for purposes of the “net profits” or “net losses”

calculations. Shareholders of the Fund will benefit from the Loss Recovery Account in proportion to their holdings of Shares, although such benefit may vary depending on when a Shareholder purchases or redeems Shares and the balance in the Loss Recovery Account at such time.
The Adviser does not return to the Fund amounts paid to it on net profits that the Fund has not yet received in cash if such amounts are not ultimately received by the Fund in cash. If the Fund does not ultimately receive amounts in cash, a loss would be recognized, which would increase the amount of the Loss Recovery Account and reduce future Incentive Fee payments.
Any Incentive Fee payable by the Fund that relates to an increase in value of the Fund’s investments may be computed and paid on gain or income that is unrealized, and the Adviser is not obligated to reimburse the Fund for any part of an Incentive Fee it previously received. If a Fund investment with an unrealized gain subsequently decreases in value, it is possible that such unrealized gain previously included in the calculation of an Incentive Fee will never become realized. Thus, the Fund could have paid an Incentive Fee on income or gain the Fund never received.
The following is a graphical representation of the calculation of the Incentive Fee:
Quarterly Incentive Fee
(expressed as a percentage of the Fund’s net profits minus the balance of the Loss Recovery Account)

Examples of Quarterly Incentive Fee Calculations
Assumptions
Quarter 1: Opening net asset value is $1,000 and opening Loss Recovery Account is $0. During the quarter, there is $600 of unrealized appreciation. Ending net asset value is $1,600. Net profits for the quarter are $600. Loss Recovery Account is $0.
Quarter 2: Opening net asset value is $1,525. During the quarter there is $250 of unrealized depreciation. Ending net asset value is $1,275. Net losses for the quarter are $250. Loss Recovery Account is $250.
Quarter 3: Opening net asset value is $1,275. During the quarter there is $650 of unrealized appreciation. Ending net asset value is $1,925. Net profits for the quarter are $650. Loss Recovery Account is $0.
The examples also assume no cash flows into or out of the Fund, including monthly subscriptions, quarterly repurchases or any distributions.
Incentive Fee Calculations

Quarter 1 Incentive Fee	= 12.5% x (Net Profits - Loss Recovery Account)
= 12.5% x ($600 - $0)
= $75

Quarter 2 Incentive Fee:	= 12.5% x (Net Profits - Loss Recovery Account)
= 12.5% x ($0 - $250)
= $0 ( i.e., no Incentive Fee for the quarter)

Quarter 3 Incentive Fee	= 12.5% x (Net Profits - Loss Recovery Account)
= 12.5% x ($650 - $250)
= $50

Involvement of Affiliates
The Adviser has entered into a resource sharing agreement (the “Resource Sharing Agreement”) with Adams Street, pursuant to which Adams Street provides the Adviser with experienced investment professionals and access to the resources of Adams Street so as to enable the Adviser to fulfill its obligations under the Investment Advisory Agreement. Through the Resource Sharing Agreement, the Adviser intends to capitalize on the significant experience of Adams Street’s investment professionals. In addition, certain non-U.S. affiliates of the Adviser that are not registered with the SEC under the Advisers Act have agreed, pursuant to personnel sharing agreements with the Adviser, to make certain of their personnel available to provide certain services, not including discretionary portfolio management services, to the Adviser.
Investment Advisory Agreement and Reimbursement Arrangements
The services of all investment professionals and staff of the Adviser and its affiliates, when and to the extent engaged in providing investment advisory and management services, and the compensation and routine overhead expenses of such personnel allocable to such services, are provided and paid for by the Adviser and its affiliates. The Fund bears all other costs and expenses of its operations and transactions as set forth in the Investment Advisory Agreement.
In addition to the fees and expenses to be paid by the Fund under the Investment Advisory Agreement, the Adviser and its affiliates are entitled to reimbursement by the Fund of the Adviser’s and its affiliates’ cost of providing the Fund with certain non-advisory services. If persons associated with the Adviser or any of its affiliates, including persons who are officers of the Fund, provide accounting, legal, clerical, compliance or administrative and similar oversight services to the Fund at the request of the Fund, the Fund reimburses the Adviser and its affiliates for their costs in providing such accounting, legal, clerical, compliance or administrative and similar oversight services to the Fund (which costs may include an allocation of overhead including rent and the allocable portion of the salaries and benefits of the relevant persons and their respective staffs, including travel expenses), using a methodology for determining costs that is subject to oversight by the Board. If the Adviser or its affiliates seek reimbursements of such costs, such action may cause the Fund’s expenses to be higher than the expenses shown herein, perhaps by a material amount. The Adviser may, in its sole discretion, waive or not seek reimbursement for accounting, legal, clerical or administrative services to the Fund.
The Investment Advisory Agreement was initially approved by the Board (including a majority of the Independent Trustees) at a meeting held on January 27, 2026. The Investment Advisory Agreement is terminable without penalty, on sixty (60) days’ prior written notice: by a majority vote of the entire Board; by vote of a majority (as defined by the 1940 Act) of the outstanding voting securities of the Fund; or by the Adviser. After the initial term of two years, the Investment Advisory Agreement may continue in effect from year to year if such continuance is approved annually by either the Board or the vote of a majority (as defined by the 1940 Act) of the outstanding voting securities of the Fund; provided that in either event the continuance is also approved by a majority of the Independent Trustees by vote cast in person (or as otherwise permitted by the SEC) at a meeting called for the purpose of voting on such approval. The Investment Advisory Agreement also provides that it will terminate automatically in the event of its “assignment,” as defined by the 1940 Act and the rules thereunder.
The Investment Advisory Agreement provides that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its duties to the Fund, the Adviser, its directors, officers or employees and its affiliates, successors or other legal representatives will not be liable to the Fund for any error of judgment, for any mistake of law or for any act or omission by such person or any sub-adviser in connection with the performance of services to the Fund. The Investment Advisory Agreement also provides that the Fund will indemnify, to the fullest extent permitted by law, the Adviser and its directors, officers or employees and their respective affiliates, executors, heirs, assigns, successors or other legal representatives, against any liability or expense to which such person may be liable which arise in connection with the performance of services to the Fund, provided that the liability or expense is not incurred by reason of the person’s willful misfeasance, bad faith, gross negligence or reckless disregard of its duties to the Fund.
The Adviser has entered into the Expense Limitation Agreement with the Fund, pursuant to which (i) the Adviser has agreed to waive fees that it would otherwise be paid and/or (ii) the Adviser, or an affiliate thereof, has agreed to assume expenses of the Fund if required to ensure the annual operating expenses of the Fund, excluding the Excluded Expenses, do not exceed 0.85% per annum of the average monthly net assets of each class of Shares. With respect to each class of Shares, the Fund agrees to repay to (i) the Adviser any fees waived under the Expense Limitation Agreement and/or (ii) the Adviser, or an affiliate thereof, any expenses reimbursed in excess of the Expense Limitation Agreement for such class of Shares, provided the repayments do not cause annual operating expenses (excluding Excluded Expenses) for that class of Shares to exceed the expense limitation in place at the time the fees were waived and/or the expenses were reimbursed, or the expense limitation in place at the time the Fund repays the Adviser or its affiliate, whichever is lower. Any such repayments must be made within three years after the year in which the Adviser or its affiliate incurred the expense. The Expense Limitation Agreement has an initial term ending on April 3, 2027, and the Adviser may determine to extend the term for a period of one year on an annual basis, subject to the approval by the Board, including a majority of the Independent Trustees. The Expense Limitation Agreement may not be terminated by the Adviser during the initial term; rather, only the Board may terminate the Expense Limitation Agreement during the initial term.
A discussion regarding the basis for the approval by the Board of the Investment Advisory Agreement will be available in the Fund’s semi-annual shareholder report for the period ending September 30, 2026.

NET ASSET VALUATION
The Fund calculates its NAV as of: (i) the close of business on the last business day of each month and in connection with the Fund’s offer to purchase Shares; (ii) on each date that Shares are to be repurchased; (iii) the date of any distribution; and (iv) at such other times as the Board shall determine (each, a “Determination Date”). Pursuant to Rule 2a-5 under the 1940 Act, the Board has designated the Adviser as its “valuation designee” to perform fair value determinations in good faith for investments held by the Fund without readily available market quotations, subject to the oversight of the Board and in accordance with the Adviser’s valuation policy and procedures. In determining the Fund’s NAV, the Adviser will value the Fund’s investments as of the relevant Determination Date. The NAV of the Fund will equal, unless otherwise noted, the value of the total assets of the Fund (including interest accrued but not yet received), less all of its liabilities (including accrued fees and expenses, dividends payable and any borrowings of the Fund), each determined as of the relevant Determination Date. The NAVs of Class S, Class D, Class I and Class M Shares will be calculated separately based on the fees and expenses applicable to each class. It is expected that the NAV of each class will vary over time as a result of the differing fees and expenses applicable to each class.
The value of the Fund’s assets will be based on information reasonably available at the time the valuation is made and that the Adviser believes to be reliable. The Adviser generally will value the Fund’s investments in accordance with Accounting Standards Codification Topic 820 of the Financial Accounting Standards Board (“ASC 820”).
Securities that are listed or traded on a national exchange are valued at the last quoted sale price. Likewise, equity securities that are traded on NASDAQ are valued at the NASDAQ official closing price if the securities are traded on the Determination Date. If securities are listed on more than one exchange, and if the securities are traded on the Determination Date, they are valued at the last quoted sale price on the exchange on which the security is principally traded. If there is no sale of the security on the Determination Date, the Fund values the securities at the last reported sale price, unless the Adviser’s valuation committee believes such price no longer represents the fair market value and elects to value the security at fair value pursuant to the Adviser’s valuation policy and procedures. If the validity of such quoted prices appears to be questionable or if such quoted prices are not readily available, then the securities are valued at fair value pursuant to the Adviser’s valuation policy and procedures.
Debt instruments for which market quotations are readily available are typically valued using such market quotations. In validating market quotations, the Adviser considers different factors such as the source and the nature of the quotation in order to determine whether the quotation represents fair value.
For debt and equity securities which are not publicly traded or for which market prices are not readily available (unquoted investments), the fair value is determined in good faith by the Adviser. In determining the fair values of these investments, the Adviser applies generally accepted valuation approaches and methods for fair value measurement. The approaches that may be utilized include, but are not limited to, (i) a market approach, which uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business), or (ii) an income approach, which uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The foregoing approaches are not exhaustive, and other methodologies may be employed as appropriate. In order to determine a fair value, these methods are applied to the latest information provided by the underlying portfolio companies, investment sponsors or other business counterparties.
The Fund values portfolio securities for which market quotations are readily available at the last reported sales price or official closing price on the primary market or exchange on which they trade. Generally, trading in U.S. government securities and money market instruments is substantially completed each day at various times prior to the close of business on the New York Stock Exchange. The values of such securities used in computing the Fund’s NAV are determined as of such times.
The Adviser generally values the Fund’s investment in Portfolio Funds and certain Direct Investments using the “practical expedient” in accordance with ASC 820. Portfolio Funds generally are valued based on the latest NAV reported by a Portfolio Fund Manager or GP, which the Adviser expects to receive by way of capital account, financial or other statements provided by the Portfolio Fund Manager or GP on a periodic basis.
Similarly, many Direct Investments generally are valued based on the valuation information provided by the lead or sponsoring private investors. If the NAV of an investment in a Portfolio Fund or Direct Investment is not available at the time the Adviser is calculating the Fund’s NAV, the most recently provided valuation information about such investment is typically adjusted by the Adviser pursuant to the Adviser’s valuation procedures to estimate the fair value, on a monthly basis, of the interests in such Portfolio Fund or Direct Investment, as described below. To the extent the Adviser is either unable to utilize the practical expedient under ASC 820, or where the Adviser determines that use of the practical expedient is not appropriate as it will not result in a price that represents the current value of an investment, the Adviser will make a fair value determination of the value of the investment.
In making a fair valuation determination, the Adviser considers the most recent reported value for the Portfolio Fund or Direct Investment by the Portfolio Fund Manager or lead or sponsoring private investors and reviews any available cash flows since the reference date of the last NAV for a Portfolio Fund or Direct Investment received by the Adviser until the Determination Date. Such cash flows are recognized by (i) adding the nominal amount of the investment related capital calls and (ii) deducting the nominal amount of investment related distributions from the NAV as reported by the Portfolio Fund Manager or lead or sponsoring private investors.
In addition to tracking the NAV plus related cash flows of Portfolio Funds or Direct Investments, the Adviser also intends to track relevant broad-based and issuer (or fund) specific valuation information relating to the assets held by each Portfolio Fund or Direct Investment that is reasonably known and available at the time the Fund is calculating its NAV. The Adviser considers such information and may conclude in certain circumstances that the information provided by the Portfolio Fund Manager or lead or sponsoring private investors does not represent the fair value of a particular asset held by a Portfolio Fund or Direct Investment. If the Adviser were to conclude in good faith that the latest NAV reported by a Portfolio Fund Manager or lead or sponsoring private investors does not represent fair value (
e.g.
, there is more current information regarding a portfolio asset which significantly changes its fair value), the Adviser will make a corresponding adjustment to reflect the current fair value of such asset within such Portfolio Fund or Direct Investment. In determining the fair value of assets held by Portfolio Funds or Direct Investments, the Adviser applies valuation methodologies as described above.
Determining fair value involves subjective judgments, and it is possible that the fair value determined by the Adviser for an investment may differ materially from the value that could be realized upon the ultimate sale of the investment. There is no single standard for determining fair value of an investment. Rather, in determining the fair value of an investment for which there are no readily available market quotations, the Adviser may consider pre-acquisition and annual financial reporting summaries from a Portfolio Fund, comparable company multiples and several factors, including fundamental analytical data relating to the investment, the nature and duration of any restriction on the disposition of the investment, the cost of the investment at the date of purchase, the liquidity of the market for the investment, the price of such investment in a meaningful private or public investment or merger or acquisition of the issuer subsequent to the Fund’s investment therein, or the per share price of the investment to be valued in recent verifiable transactions. Fair value prices are estimates, and there is no assurance that such a price will be at or close to the price at which the investment is next quoted or next trades.
Prospective investors should be aware that there can be no assurance that the valuation of interests in Portfolio Funds or Direct Investments as determined under the procedures described above will in all cases be accurate to the extent that the Adviser does not generally have access to all necessary financial and other information relating to the Portfolio Funds or Direct Investments to determine independently the NAV of the Fund’s interests in those Portfolio Funds or Direct Investments. The results of the Adviser’s fair valuation of securities whose market value is not readily ascertainable are based upon the Adviser’s assessment of the fair value of such securities.
Due to the inherent uncertainty in determining the fair value of investments for which market values are not readily available, the fair values of these investments may fluctuate from period to period. In addition, such fair value may differ materially from the values that may have been used had a ready market existed for such investments and may significantly differ from the value ultimately realized by the Fund.
The Adviser may use independent pricing services to assist in calculating the value of the Fund’s investments. Assets and liabilities initially expressed in foreign currencies will be converted into U.S. dollars using foreign exchange rates provided by a recognized pricing service.
The Adviser and its affiliates act as investment advisers to other clients that may invest in securities or other assets for which no public market price exists. Valuation determinations by the Adviser or its affiliates for other clients may result in different values than those ascribed to the same security or other asset owned by the

Fund. Consequently, the fees charged to the Fund may be different than those charged to other clients, since the method of calculating the fees takes the value of all assets, including assets carried at different valuations, into consideration.
Expenses of the Fund, including the Management Fee, are accrued on a monthly basis on the Determination Date and taken into account for the purpose of determining the Fund’s NAV.
Prospective investors should be aware that situations involving uncertainties as to the value of portfolio positions could have an adverse effect on the Fund’s NAV and the Fund if the judgments of the Adviser regarding appropriate valuations should prove incorrect.
ELIGIBLE INVESTORS
Although the Shares are registered under the 1933 Act, the Shares are sold only to persons or entities that are “qualified clients,” as defined in Rule
205-3
under the Advisers Act.
In addition, Shares are generally being offered pursuant to this Prospectus only to such investors who are either U.S. persons for U.S. federal income tax purposes or non-U.S. persons that meet eligibility standards as defined by the Fund pursuant to applicable law in the relevant jurisdictions. The qualifications required to invest in the Fund are in subscription documents that must be completed by each prospective investor.
Each prospective investor in the Fund should obtain the advice of his, her or its own legal, accounting, tax and other advisors in reviewing documents pertaining to an investment in the Fund, including, but not limited to, this Prospectus and the Declaration of Trust before deciding to invest in the Fund.
PLAN OF DISTRIBUTION
Distributor
Foreside Fund Services, LLC, with its principal place of business at Three Canal Plaza, Suite 100, Portland, ME 04101, acts as the distributor of the Shares, pursuant to a distribution agreement (the “Distribution Agreement”), on a reasonable best efforts basis, subject to various conditions. Neither the Distributor nor any other party is obligated to purchase any Shares from the Fund. There is no minimum aggregate number of Shares required to be purchased. Pursuant to the Distribution Agreement, the Distributor shall pay its own costs and expenses connected with the offering of Shares. The Distribution Agreement also provides that the Fund will indemnify the Distributor and its affiliates and certain other persons against certain liabilities. The indemnification will not apply to actions of the Distributor in cases of its willful misfeasance, bad faith, breach of confidentiality or gross negligence in the performance of its duties under the Distribution Agreement or by reason of its reckless disregard of its obligations under the Distribution Agreement.
After the initial term of two years, the Distribution Agreement will continue in effect with respect to the Fund for successive one-year periods, provided that each such continuance is specifically approved by a majority of the entire Board cast in person at a meeting called for that purpose or by a majority of the outstanding voting securities of the Fund and, in either case, also by a majority of the Independent Trustees.
The Distributor may retain additional selling agents or other financial intermediaries to place Shares. Such selling agents or other financial intermediaries may impose terms and conditions on investor accounts and investments in the Fund that are in addition to the terms and conditions set forth in this Prospectus. See “Purchasing Shares.”
The Fund may also pay fees to financial intermediaries for sub-administration, sub-transfer agency, sub-accounting and other shareholder services associated with shareholders whose Shares are held in, as applicable, omnibus accounts, other group accounts or accounts traded through registered securities clearing agents.
The Adviser, or its affiliates, may pay additional compensation out of its own resources (
i.e.,
not Fund assets) to certain selling agents or financial intermediaries in connection with the sale of Shares. The additional compensation may differ among selling agents or financial intermediaries in amount or in the method of calculation. Payments of additional compensation may be fixed dollar amounts or, based on the aggregate value of outstanding Shares held by Shareholders introduced by the broker or dealer, or determined in some other manner. Payments may be one-time payments or may be ongoing payments. As a result of the various payments that financial intermediaries may receive from the Adviser or its affiliates, the amount of compensation that a financial intermediary may receive in connection with the sale of Shares may be greater than the compensation it may receive for the distribution of other investment products. The receipt of the additional compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the Fund over other potential investments.
Distribution and Servicing Plan
The Fund has adopted a Distribution and Servicing Plan for its Class S, Class D and Class M Shares to pay to the Distributor a Distribution and Servicing Fee to compensate financial industry professionals for distribution-related expenses, if applicable, and providing ongoing services in respect of Shareholders who own such Shares. These activities include marketing and other activities primarily intended to result in the sale of Class S, Class D and Class M Shares and activities related to administration and servicing of Class S, Class D and Class M accounts. The Distribution and Servicing Plan operates in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule
12b-1,
as required under the terms of the Multi-Class Exemptive Order, permitting the Fund to, among other things, issue multiple classes of Shares.
Under the Distribution and Servicing Plan, Class S, Class D and Class M Shares pay a Distribution and Servicing Fee to the Distributor at an annual rate of 0.75%, 0.25% and 0.50%, respectively, based on the aggregate net assets of the Fund attributable to such class, to be calculated as of the beginning of the first calendar day of each applicable month, and payable quarterly in arrears. The Distribution and Servicing Fee is paid out of the relevant class’s assets and decreases the net profits or increases the net losses of the Fund solely with respect to such class. For purposes of determining the Distribution and Servicing Fee, the Fund’s NAV is calculated prior to any reduction for any fees and expenses, including, without limitation, the Distribution and Servicing Fee payable. Because the Distribution and Servicing Fee is paid out of the Fund’s assets on an on-going basis, over time these fees will increase the cost of a Shareholder’s investment and may cost the Shareholder more than paying other types of sales charges, if applicable. Class I Shares are not subject to a Distribution and Servicing Fee and do not bear any expenses associated therewith.

PURCHASING SHARES
The following section provides basic information about how to purchase Shares of the Fund. The Distributor acts as the distributor of the Shares of the Fund on a reasonable best efforts basis, subject to various conditions, pursuant to the terms of the Distribution Agreement. The Distributor is not obligated to sell any specific amount of Shares of the Fund. The Shares will be continuously offered through the Distributor. Prospective investors who purchase Shares through financial intermediaries will be subject to the procedures of those intermediaries through which they purchase Shares, which may include charges, investment minimums, cutoff times and other restrictions in addition to, or different from, those listed herein. Information concerning any charges or services will be provided to customers by the financial intermediary through which they purchase Shares. Prospective investors purchasing Shares of the Fund through financial intermediaries should acquaint themselves with their financial intermediaries’ procedures and should read this Prospectus in conjunction with any materials and information provided by their financial intermediary.
General Purchase Terms
The minimum initial investment in the Fund by any investor is $25,000 with respect to Class S, Class D and Class M Shares, and $1,000,000 with respect to Class I Shares. The minimum additional investment in the Fund is $10,000, except for additional purchases pursuant to the DRIP. The Fund, in its sole discretion, may accept investments below these minimums, including from Fund officers, Trustees and employees of the Adviser or its affiliates and vehicles controlled by such employees. The purchase price of the Shares is based on the NAV as of the date such Shares are purchased.
In addition, the Fund may, in the discretion of the Adviser, aggregate the accounts of clients of registered investment advisers, broker dealers and other financial intermediaries whose clients invest in the Fund for purposes of determining satisfaction of minimum investment amounts, including across Share classes for purposes of determining satisfaction of minimum investment amounts for a specific Share class, so long as denominations are not less than $10,000 and incremental contributions are not less than $10,000. The aggregation of client accounts may be based on consideration of various factors, including the registered investment adviser or other financial intermediaries’ overall relationship with the Adviser, the type of distribution channels offered by the intermediary and such other factors as the Adviser may consider relevant at the time.
The minimum initial and additional investments may be reduced by the Fund in its discretion for certain investors based on consideration of various factors, including the investor’s overall relationship with the Adviser, the investor’s holdings in other funds affiliated with the Adviser, and such other matters as the Adviser may consider relevant at the time, though Shares will only be sold to investors that satisfy the Fund’s eligibility requirements. The minimum initial and additional investments may also be reduced by the Fund in its discretion for clients of certain registered investment advisers, broker dealers and other financial intermediaries based on consideration of various factors, including the registered investment adviser or other financial intermediaries’ overall relationship with the Adviser, the type of distribution channels offered by the intermediary and such other factors as the Adviser may consider relevant at the time.
Shares are generally being offered for purchase as of the first business day of each calendar month, except that Shares may be offered more or less frequently as determined by the Board in its sole discretion. For purposes of this Prospectus, a “business day” is any day the New York Stock Exchange is open for business. Subscriptions are generally subject to the receipt of cleared funds on or prior to the acceptance date set by the Fund and notified to prospective investors. A prospective investor who misses the acceptance date will have the acceptance of its investment in the Fund delayed until the following month. Such prospective investors may revoke their delayed subscription up until three (3) business days prior to the next month’s acceptance date. Any cleared funds received from such prospective investors will be held in a non-interest bearing account with State Street, in its capacity as the Fund’s transfer agent, pending acceptance by the Fund or revocation by the prospective investors. Except as otherwise permitted by the Board, initial and subsequent purchases of Shares will be payable in United States dollars.
Each initial or subsequent purchase of Shares will be payable in one installment which generally will be due three (3) business days prior to the date of the proposed acceptance of the purchase set by the Fund, which is expected to be the last day of each calendar month, where funds are remitted by wire transfer.
A prospective investor is required to review, complete, and execute a subscription document. The subscription document is designed to provide the Fund with important information about the prospective investor. A prospective investor must submit a completed subscription document at least five (5) business days before the acceptance date. The Fund reserves the right, in its sole discretion, to accept or reject (in whole or in part) any request to purchase Shares at any time. The Fund also reserves the right to suspend or terminate offerings of Shares at any time. Unless otherwise required by applicable law, any amount received in advance of a purchase ultimately rejected by the Fund will be returned promptly to the prospective investor without the deduction of any sales load, fees or expenses. Although the Fund may, in its sole discretion, elect to accept a subscription prior to receipt of cleared funds, a prospective investor will not become a Shareholder until cleared funds have been received. In the event that cleared funds and/or a properly completed subscription document are not received from a prospective investor prior to the cut-off dates pertaining to a particular offering, the Fund may hold the relevant funds and subscription document for processing in the next offering.
Pending any closing, funds received from prospective investors will be placed in an account with the transfer agent. On the date of any closing, the balance in the account with respect to each investor whose investment is accepted will be invested in the Fund on behalf of such investor.
Prospective investors whose subscriptions to purchase Shares are accepted by the Fund will become Shareholders by being admitted as Shareholders. An existing Shareholder generally may subscribe for additional Shares by completing an additional subscription agreement by the acceptance date and funding such amount by the deadline.
Share Class Considerations
When selecting a share class, you should consider the following:

•	which share classes are available to you;

•	how much you intend to invest;

•	how long you expect to own the shares; and

•	total costs and expenses associated with a particular share class.
Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which class of Shares of the Fund is best for you. Not all financial intermediaries offer all classes of Shares. In addition, financial intermediaries may vary the actual sales load charged, if applicable, as well as impose additional fees and charges on each class of Shares. If your financial intermediary offers more than one class of Shares, you should carefully consider which class of Shares to purchase.
If you are eligible to purchase all four classes of Shares, then you should consider that Class I Shares have no upfront sales charges and are not charged a Distribution and Servicing Fee. Such expenses are applicable to Class S, Class D and Class M Shares and will reduce the NAV or distributions of those Share classes. If you are eligible to purchase Class S, Class D and Class M Shares but not Class I Shares, then you should consider that Class D Shares are subject to lower maximum upfront sales charges and are charged a lower Distribution and Servicing Fee. Investors should also inquire with their broker dealer or financial representative about what additional fees may be charged with respect to the Share class under consideration or with respect to the type of account in which the Shares will be held. Eligibility to receive a Distribution and Servicing Fee is conditioned on a broker providing the following ongoing services with respect to Class S, Class D and Class M Shares: assistance with recordkeeping, answering investor inquiries regarding us, including regarding distribution payments and reinvestments, helping investors understand their investments upon their request, and assistance with share repurchase requests. If the applicable broker is not eligible to receive a Distribution and Servicing Fee due to failure to provide these services, the Distribution and Servicing Fees that the broker would have otherwise been eligible to receive will be waived. The Distribution and Servicing Fees are ongoing fees that are not paid at the time of purchase.
Class S Shares
Unless eligible for a sales load waiver, investors purchasing Class S Shares will pay a sales load based on the amount of their investment in the Fund. The sales load payable by each Shareholder may be up to 3.50%. The sales load for Class S Shares will be deducted out of the Shareholder’s purchase amount, and will not constitute part of Shareholder’s capital contribution to the Fund or part of the assets of the Fund. Investors may be able to buy Class S Shares without a sales load, if applicable (
i.e.,
“load-waived”), when they are: (i) reinvesting distributions; (ii) a current or former Trustee of the Fund; or (iii) purchasing Class S Shares through a financial intermediary that has a special arrangement with the Fund. It is the investor’s responsibility to determine whether a reduced sales load would apply. The Fund is not responsible for making such determination. To receive a reduced sales load, notification must be provided at the time of subscription. Notice should be provided to the financial intermediary through whom the subscription is made so it can notify the Fund.
Class S Shares are subject to a Distribution and Servicing Fee at an annual rate of 0.75% of the net assets of the Fund attributable to Class S Shares.
Class S Shares are available to any eligible investor.
Class D Shares
Unless eligible for a sales load waiver, investors purchasing Class D Shares will pay a sales load based on the amount of their investment in the Fund. The sales load payable by each Shareholder may be up to 1.50%. The sales load for Class D Shares will be deducted out of the Shareholder’s purchase amount, and will not constitute part of Shareholder’s capital contribution to the Fund or part of the assets of the Fund. Investors may be able to buy Class D Shares without a sales load, if applicable (
i.e.,
“load-waived”), when they are: (i) reinvesting distributions; (ii) a current or former Trustee of the Fund; or (iii) purchasing Class D Shares through a financial intermediary that has a special arrangement with the Fund. It is the investor’s responsibility to determine whether a reduced sales load would apply. The Fund is not responsible for making such determination. To receive a reduced sales load, notification must be provided at the time of subscription. Notice should be provided to the financial intermediary through whom the subscription is made so it can notify the Fund.
Class D Shares are subject to a Distribution and Servicing Fee at an annual rate of 0.25% of the net assets of the Fund attributable to Class D Shares.
Class D Shares are generally available for purchase only (i) through fee-based programs, also known as wrap accounts, that provide access to Class D Shares, (ii) through participating broker dealers that have alternative fee arrangements with their clients to provide access to Class D Shares, (iii) through investment advisers that are registered under the Advisers Act or applicable state law and direct clients to trade with a broker dealer that offers Class D Shares and (iv) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers.
Class I Shares
Class I Shares are sold at the prevailing NAV per Class I Share and are not subject to any upfront sales charge. Class I Shares are not subject to a Distribution and Servicing Fee.
Class I Shares are available for purchase only (i) through fee-based programs, also known as wrap accounts, that provide access to Class I Shares, (ii) by institutional accounts as defined by FINRA Rule 4512(c), (iii) through bank-sponsored collective trusts and bank-sponsored common trusts, (iv) by retirement plans (including a trustee or custodian under any deferred compensation or pension or profit sharing plan or payroll deduction IRA established for the benefit of the employees of any company), foundations or endowments, (v) through certain financial intermediaries that are not otherwise registered with or as a broker dealer and that direct clients to trade with a broker dealer that offers Class I Shares, (vi) through investment advisers registered under the Advisers Act or applicable state law that are also registered with or as a broker dealer, whose broker dealer does not receive any compensation from the Fund or from the Distributor, (vii) by the Fund’s officers and Trustees and their immediate family members, as well as officers and employees of Adams Street, the Adviser or other affiliates and their immediate family members, (viii) by participating broker dealers and their affiliates, including their officers, directors, employees, and registered representatives, as well as the immediate family members of such persons, as defined by FINRA Rule 5130, and (ix) through bank trust departments or any other organization or person authorized to act as a fiduciary for its clients or customers. Before making your investment decision, please consult with your investment adviser regarding your account type and the classes of Shares of the Fund you may be eligible to purchase.
Class M Shares
Unless eligible for a sales load waiver, investors purchasing Class M Shares will pay a sales load based on the amount of their investment in the Fund. The sales load payable by each Shareholder may be up to 3.50%. The sales load for Class M Shares will be deducted out of the Shareholder’s purchase amount, and will not constitute part of Shareholder’s capital contribution to the Fund or part of the assets of the Fund. Investors may be able to buy Class M Shares without a sales load, if applicable (
i.e.,
“load-waived”), when they are: (i) reinvesting distributions; (ii) a current or former Trustee of the Fund; or (iii) purchasing Class M Shares through a financial intermediary that has a special arrangement with the Fund. It is the investor’s responsibility to determine whether a reduced sales load would apply. The Fund is not responsible for making such determination. To receive a reduced sales load, notification must be provided at the time of subscription. Notice should be provided to the financial intermediary through whom the subscription is made so it can notify the Fund.
Class M Shares are subject to a Distribution and Servicing Fee at an annual rate of 0.50% of the net assets of the Fund attributable to Class M Shares.
Class M Shares are available to any eligible investor through brokerage or transactional-based accounts with financial intermediaries that have entered into a written agreement with the Distributor pursuant to which the financial intermediary agrees to serve as a dealer or selling group member, as the case may be, of the Fund.
Exchange of Shares Between Classes
A Shareholder may exchange Shares for another Share class of the Fund, provided such Shareholder meets the eligibility requirements for the Share class it is exchanging into. All exchanges are subject to meeting any investment minimum or eligibility requirements of the new Share class.
CLOSED-END FUND STRUCTURE; NO RIGHT OF REDEMPTION
The Fund is a non-diversified, closed-end management investment company. Closed-end funds differ from open-end funds in that closed-end funds do not redeem their shares at the request of an investor. No Shareholder has the right to require the Fund to redeem his, her or its Shares. No public market for the Shares exists, and none is expected to develop in the future. As a result, Shareholders may not be able to liquidate their investment other than through repurchases of Shares by the Fund, as described below. Accordingly, Shareholders should consider that they may not have access to the funds they invested in the Fund for an indefinite period of time.

TRANSFER RESTRICTIONS
No person shall become a substituted Shareholder of the Fund without the consent of the Fund, which consent may be withheld in its sole discretion. Shares held by Shareholders may be transferred only: (i) by operation of law in connection with the death, divorce, bankruptcy, insolvency, or adjudicated incompetence of the Shareholder; or (ii) under other limited circumstances, with the consent of the Fund (which may be withheld in its sole discretion and is expected to be granted, if at all, only under extenuating circumstances).
Notice to the Fund of any proposed transfer must include evidence satisfactory to the Fund that the proposed transferee, at the time of transfer, meets any requirements imposed by the Fund with respect to investor eligibility and suitability. Notice of a proposed transfer of Shares must also be accompanied by a properly completed subscription document in respect of the proposed transferee. In connection with any request to transfer Shares, the Fund may require the Shareholder requesting the transfer to obtain, at the Shareholder’s expense, an opinion of counsel selected by the Fund as to such matters as the Fund may reasonably request. Each transferring Shareholder and transferee may be charged reasonable expenses, including, but not limited to, attorneys’ and accountants’ fees, incurred by the Fund in connection with the transfer.
Any transferee acquiring Shares by operation of law in connection with the death, divorce, bankruptcy, insolvency, or adjudicated incompetence of the Shareholder, will be entitled to the allocations and distributions allocable to the Shares so acquired, to transfer the Shares in accordance with the terms of the Declaration of Trust and to tender the Shares for repurchase by the Fund, but will not be entitled to the other rights of a Shareholder unless and until the transferee becomes a substituted Shareholder as specified in the Declaration of Trust. If a Shareholder transfers Shares with the approval of the Fund, the Fund shall as promptly as practicable take all necessary actions so that each transferee or successor to whom the Shares are transferred is admitted to the Fund as a Shareholder.
By subscribing for Shares, each Shareholder agrees to indemnify and hold harmless the Fund, the Board, the Adviser, and each other Shareholder, and any affiliate of the foregoing and any of their employees, officers or directors against all losses, claims, damages, liabilities, costs, and expenses (including legal or other expenses incurred in investigating or defending against any losses, claims, damages, liabilities, costs, and expenses or any judgments, fines, and amounts paid in settlement), joint or several, to which such persons may become subject by reason of or arising from any transfer made by that Shareholder in violation of the Declaration of Trust or any misrepresentation made by that Shareholder in connection with any such transfer.
REPURCHASE OF SHARES
At the sole discretion of the Board, the Fund may from time to time provide Shareholders with a limited degree of liquidity by offering to repurchase Shares pursuant to written tenders by Shareholders. Repurchase offers, if any, will be made to all holders of Shares.
Subject to the Board’s discretion, under normal market circumstances, the Fund intends to conduct offers to repurchase up to 2.50% of the Shares outstanding (either by number of Shares or aggregate NAV) on a quarterly basis beginning with the quarter ending December 31, 2026.
Subject to the considerations described above, the aggregate value of Shares to be repurchased at any time will be determined by the Board in its sole discretion, and such amount may be stated as a percentage of the value of the Fund’s outstanding Shares. Therefore, the Fund may determine not to conduct a repurchase offer at a time that the Fund normally conducts a repurchase offer. The Fund may also elect to repurchase less than the full amount that a Shareholder requests to be repurchased. If a repurchase offer is oversubscribed by Shareholders, the Fund may extend the repurchase offer, repurchase a pro rata portion of the Shares tendered, or take any other action permitted by applicable law.
In certain circumstances, the Board may determine not to conduct a repurchase offer, or to conduct a repurchase offer of less than 2.50% of the Fund’s net assets. In particular, during periods of financial market stress, the Board may determine that some or all of the Fund’s investments cannot be liquidated at their fair value, making a determination not to conduct repurchase offers more likely.
The Board may under certain circumstances elect to postpone, suspend or terminate an offer to repurchase Shares.

Repurchase of Shares Process
The following is a summary of the process expected to be employed by the Fund in connection with the repurchase of Shares. Additional information with respect to such process will be included in the materials provided by the Fund to Shareholders in connection with each repurchase offer. If the Board determines that the Fund will offer to repurchase Shares, written notice will be provided to Shareholders that describes the commencement date of the repurchase offer, specifies the date on which repurchase requests must be received by the Fund, and contains other terms and information that Shareholders should consider in deciding whether and how to participate in such repurchase opportunity.
The Fund will repurchase Shares from Shareholders pursuant to written tenders on terms and conditions that the Board determines to be fair to the Fund and to all Shareholders. When the Board determines that the Fund will repurchase Shares, notice will be provided to Shareholders describing the terms of the offer, containing information Shareholders should consider in deciding whether to participate in the repurchase opportunity and containing information on how to participate.
The Fund generally expects to repurchase its Shares with cash, although it reserves the ability to issue payment for the repurchase of Shares through a distribution of portfolio securities. The Fund does not generally expect to distribute securities as payment for repurchased Shares except in unusual circumstances, including if making a cash payment would result in a material adverse effect on the Fund or the Shareholders, or if the Fund has received distributions and/or proceeds from its investments in the form of securities that are transferable to Shareholders. Investments that are distributed in-kind in connection with a repurchase of Shares may be illiquid. Any in-kind distribution will be valued in accordance with the Adviser’s valuation procedures and will be distributed to all tendering Shareholders on a proportional basis.
Each Shareholder whose Shares have been accepted for repurchase will continue to be a Shareholder of the Fund until the date on which the Shares are repurchased (the “Repurchase Date”) (and thereafter if the Shareholder retains Shares following such repurchase) and may exercise its voting rights with respect to the repurchased Shares until the Repurchase Date. Moreover, the account maintained in respect of a Shareholder whose Shares have been accepted for repurchase will be adjusted for the net profits or net losses of the Fund through the last business day of the applicable quarter (the “Valuation Date”), and such Shareholder’s account shall not be adjusted for the amount withdrawn, as a result of the repurchase, prior to the Repurchase Date.
Payments in cash for repurchased Shares may require the Fund to liquidate certain Fund investments earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Fund also may need to maintain higher levels of cash or borrow money to pay repurchase requests in cash. Such a practice could increase the Fund’s operating expenses and impact the ability of the Fund to achieve its investment objective.
Following the commencement of an offer to repurchase Shares, the Fund may suspend, postpone or terminate such offer in certain circumstances upon the determination of a majority of the Board, including a majority of the Independent Trustees, that such suspension, postponement or termination is advisable for the Fund and its Shareholders, including, without limitation, circumstances as a result of which it is not reasonably practicable for the Fund to dispose of its investments or to determine its NAV, and other unusual circumstances. Shareholders have the right to withdraw their written tenders after the expiration of forty (40) business days from the commencement of the offer, if not yet accepted by the Fund for payment.
The Board has discretion to hold back a portion of the amount due to tendering Shareholders, which shall not exceed 5% of the total amount due to such Shareholders. The second and final payment for the balance due shall be paid no later than five (5) business days after the completion of the annual audit of the Fund’s financial statements for the fiscal year in which the applicable repurchase is effected, with such balance being subject to adjustment as a result of the Fund’s annual audit or as a result of any other corrections to the Fund’s NAV as of the Valuation Date for the repurchase. If, based upon the results of the annual audit of the financial statements of the Fund for the fiscal year in which the Valuation Date of such repurchase occurred, it is determined that the value at which the Shares were repurchased was incorrect, the Fund shall decrease such Shareholder’s account balance by the amount of any overpayment and redeem for no additional consideration a number of Shares having a value equal to such amount, or increase such Shareholder’s account balance by the amount of any underpayment and issue for no additional consideration a number of Shares having an aggregate value equal to such amount, as applicable, in each case as promptly as practicable following the completion of such audits.

A 2.00% Early Repurchase Fee will be charged by the Fund with respect to any repurchase of Shares from a Shareholder at any time prior to the day immediately preceding the one-year anniversary of the Shareholder’s purchase of the Shares. Shares tendered for repurchase will be treated as having been repurchased on a “first-in, first-out” basis. Therefore, Shares repurchased will be deemed to have been taken from the earliest purchase of Shares by such Shareholder (adjusted for subsequent net profits and net losses) until all such Shares have been repurchased, and then from each subsequent purchase of Shares by such Shareholder (adjusted for subsequent net profits and net losses) until such Shares are repurchased. An Early Repurchase Fee payable by a Shareholder may be waived by the Fund in circumstances where the Board determines that doing so is in the best interests of the Fund. The Early Repurchase Fee may be waived in the case of repurchase requests: (i) arising from the death or qualified disability of a Shareholder; (ii) submitted by discretionary model portfolio management programs (and similar arrangements); (iii) from feeder funds (or similar vehicles) primarily created to hold the Fund’s Shares, where such funds seek to avoid imposing such a deduction because of administrative or systems limitations; and (iv) in the event that a Shareholder’s Shares are repurchased because the Shareholder has failed to maintain the $10,000 minimum account balance. To the extent the Fund determines to waive, impose scheduled variations of, or eliminate an Early Repurchase Fee, it will do so consistently with the requirements of Rule
22d-1
under the 1940 Act, and the Fund’s waiver of, scheduled variation in, or elimination of, the Early Repurchase Fee will apply uniformly to all Shareholders regardless of Share class. Other than the Early Repurchase Fee, the Fund does not presently intend to impose any charges on the repurchase of Shares.
A Shareholder who tenders some but not all of its Shares for repurchase will be required to maintain a minimum account balance of $10,000. Such minimum ownership requirement may be waived by the Board, in its sole discretion. If such requirement is not waived by the Board, the Fund may redeem all of the Shareholder’s Shares. To the extent a Shareholder seeks to tender all of the Shares they own, and the Fund repurchases less than the full amount of Shares that the Shareholder requests to have repurchased, the Shareholder may maintain a balance of Shares of less than $10,000 following such Share repurchase.
In the event that the Adviser or any of its affiliates holds Shares in its capacity as a Shareholder, such Shares may be tendered for repurchase in connection with any repurchase offer made by the Fund, without notice to the other Shareholders.
The repurchase of Shares is subject to regulatory requirements imposed by the SEC. The Fund’s repurchase procedures are intended to comply with such requirements. However, in the event that the Board determines that modification of the repurchase procedures described above is required or appropriate, the Board will adopt revised repurchase procedures as necessary to ensure the Fund’s compliance with applicable regulations or as the Board in its sole discretion deems appropriate.
DISTRIBUTIONS
The Fund intends to elect to be treated, and to qualify annually thereafter, as a RIC under the Code and intends to distribute at least 90% of its annual net taxable income to its Shareholders. For any distribution, the Fund will calculate each Shareholder’s specific distribution amount for the period using record and declaration dates. From time to time, the Fund may also pay special interim distributions in the form of cash or Shares at the discretion of the Board.
The Fund may finance its cash distributions to Shareholders from any sources of funds available to the Fund, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets (including fund investments), non-capital gains proceeds from the sale of assets (including fund investments), dividends or other distributions paid to the Fund on account of preferred and common equity investments in Fund Investments and expense reimbursements from the Adviser. The Fund has not established limits on the amount of funds the Fund may use from available sources to make distributions.
Each year a statement on IRS Form 1099-DIV (or successor form), identifying the character (
e.g.,
as ordinary income, qualified dividend income or long-term capital gain) of the distributions, will be furnished to Shareholders. The Fund’s distributions may exceed the Fund’s earnings, especially during the period before the Fund has substantially invested the proceeds from this offering. As a result, a portion of the distributions the Fund makes may represent a return of capital for U.S. federal tax purposes. A return of capital generally is a return of your investment rather than a return of earnings or gains derived from the Fund’s investment activities and will be made after deduction of the fees and expenses payable in connection with the offering, including any fees payable to the Adviser. See “Material U.S. Federal Income Tax Considerations” for more information. There can be no assurance that the Fund will be able to pay distributions at a specific rate or at all.

Shareholders will automatically have all distributions reinvested in Shares of the Fund issued by the Fund in accordance with the DRIP unless an election is made to receive cash. See “Distribution Reinvestment Plan.”
DISTRIBUTION REINVESTMENT PLAN
The Fund operates under a DRIP administered by State Street, in its capacity as the Fund’s transfer agent. Pursuant to the DRIP, the Fund’s distributions, net of any applicable U.S. withholding tax, are reinvested in the same class of Shares of the Fund. The Fund expects to coordinate distribution payment dates so that the same NAV that is used for the monthly closing date immediately preceding such distribution payment date will be used to calculate the purchase NAV for purchasers under the DRIP. Shares issued pursuant to the DRIP will have the same voting rights as the Shares acquired by subscription to the Fund. Shareholders automatically participate in the DRIP, unless and until an election is made to withdraw from the plan on behalf of such participating Shareholder. A Shareholder who does not wish to have distributions automatically reinvested may terminate participation in the DRIP at any time by written instructions to that effect to State Street and, thereafter, will receive all distributions in cash paid to the Shareholder of record (or, if the Shares are held in street or other nominee name, then to such nominee). Such written instructions must be received by State Street no later than ten (10) days prior to the record date of the distribution or the Shareholder will receive such distribution in Shares through the DRIP. Under the DRIP, the Fund’s distributions to Shareholders are automatically reinvested in full and fractional Shares as described below.
The Fund does not charge any selling commissions, dealer manager fees or other fees or expenses to Shareholders as a result of their participation in the DRIP. Banks, brokers or other nominees through which a Shareholder holds its Shares, however, may impose fees, commissions or other charges in connection with participation in the DRIP, which are not controlled by the Fund. Such Shareholders should contact their respective bank, broker or other nominee for additional information.
When the Fund declares a distribution, State Street, on the Shareholder’s behalf, will receive additional authorized Shares from the Fund either newly issued or repurchased from Shareholders by the Fund and held as treasury stock. The number of Shares to be received when distributions are reinvested will be determined by dividing the amount of the distribution by the Fund’s NAV per Share for the relevant class of Shares.
State Street will maintain all Shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by Shareholders for personal and tax records. State Street will hold Shares in the account of the Shareholders in non-certificated form in the name of the participant, and each Shareholder’s proxy, if any, will include those Shares purchased pursuant to the DRIP. State Street will distribute all proxy solicitation materials, if any, to participating Shareholders.
In the case of Shareholders such as banks, brokers or nominees that hold Shares for others who are beneficial owners participating under the DRIP, State Street will administer the DRIP on the basis of the number of Shares certified from time to time by the record Shareholder as representing the total amount of Shares registered in the Shareholder’s name and held for the account of beneficial owners participating under the DRIP. Shareholders whose Shares are held in the name of a bank, broker or other nominee should contact such bank, broker or other nominee for additional information. Such Shareholders may not be able to transfer their Shares to another bank, broker or other nominee and continue to participate in the DRIP.
Neither State Street nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the DRIP, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which Shares are purchased or sold for the participant’s account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.
The automatic reinvestment of distributions will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such dividends. The Fund may elect to make non-cash distributions to Shareholders. Such distributions are not subject to the DRIP, and all Shareholders, regardless of whether or not they are participants in the DRIP, will receive such distributions in additional Shares of the Fund.
The Fund reserves the right to amend or terminate the DRIP. There is no direct service charge to participants with regard to purchases under the DRIP; however, the Fund reserves the right to amend the DRIP to include a service charge payable by the participants.

Additional information regarding the DRIP may be obtained from, and all correspondence concerning the DRIP should be directed to, Adams Street Venture & Growth Fund c/o State Street at One Heritage Drive Building, 1 Heritage Drive, Mail Stop OHD0100, North Quincy, MA 02171. Certain transactions can be performed by calling the toll free number 844-705-0580.
DESCRIPTION OF SHARES
The Fund relies on the Multi-Class Exemptive Order to offer more than one class of Shares and to, among other things, impose asset-based distribution fees and early withdrawal fees. The Fund currently offers four separate classes of Shares, designated as Class S, Class D, Class I and Class M Shares. Each class of Shares is subject to certain different fees and expenses. The Fund may offer additional classes of Shares in the future.
An investment in any Share class of the Fund represents an investment in the same assets of the Fund; however, the minimum investment amounts, sales loads, if applicable, and ongoing fees and expenses for each Share class are expected to be different. The estimated fees and expenses for each class of Shares are set forth in “Summary of Fees and Expenses,” and additional information is set forth in “Purchasing Shares.”
Shares of each class of the Fund represent an equal pro rata interest in the Fund and, generally, have identical voting, distribution, liquidation, and other rights, preferences, powers, restrictions, limitations, qualifications and terms and conditions, except that: (a) each class has a different designation; (b) each class bears any class-specific expenses; and (c) each class shall have separate voting rights on any matter submitted to Shareholders in which the interests of one class differ from the interests of any other class, and shall have exclusive voting rights on any matter submitted to Shareholders that relates solely to that class.
Any additional offerings of classes of Shares will require approval by the Board. Any additional offering of classes of Shares will also be subject to the requirements of the 1940 Act, which provides that such Shares may not be issued at a price below the then-current NAV, exclusive of any sales load, except in connection with an offering to existing holders of Shares or with the consent of a majority of the Fund’s shareholders.
The following table shows the amounts of Shares that have been authorized and outstanding as of August 31, 2026:

Share Class	Amount Authorized	Amount Held by the Fund for its Account	Amount Outstanding
Class S Shares	Unlimited	0	0
Class D Shares	Unlimited	0	1,000,000
Class I Shares	Unlimited	0	2,648,022
Class M Shares	Unlimited	0	24,309,550
There is currently no market for the Shares, and the Fund does not expect that a market for the Shares will develop in the foreseeable future.
CERTAIN PROVISIONS IN THE DECLARATION OF TRUST
An investor in the Fund will be a Shareholder of the Fund and its rights in the Fund will be established and governed by the Declaration of Trust. A prospective investor and its advisors should carefully review the Declaration of Trust, as each Shareholder will agree to be bound by its terms and conditions. The following is a summary description of additional items and of select provisions of the Declaration of Trust that should be carefully evaluated before making an investment in the Fund. Reference should be made to the complete text of the Declaration of Trust.
Shareholders; Additional Classes of Shares
Persons who purchase Shares will be Shareholders of the Fund. The Adviser may invest in the Fund as a Shareholder.
In addition, to the extent permitted by the 1940 Act and subject to the Multi-Class Exemptive Order, the Fund reserves the right to issue additional classes of shares in the future subject to fees, charges, repurchase rights, and other characteristics different from those of the Shares offered in this Prospectus.

Liability of Shareholders
Under Delaware law and the Declaration of Trust, no Shareholder will be subject to any personal liability whatsoever to any person in connection with Fund property or the acts, obligations or affairs of the Fund, and Shareholders shall have the same limitation of personal liability as is extended to stockholders of a private corporation for profit incorporated under the Delaware General Corporation Law, 8 Del. C. § 100, et seq., as amended from time to time. In addition, Shareholders cannot be called upon to share or assume any losses of the Fund or suffer an assessment of any kind by virtue of their ownership of Shares.
Applicability of the 1940 Act and Form N-2
The Declaration of Trust is not intended to and does not set forth the substantive provisions contained in the 1940 Act or Form N-2, which affect numerous aspects of the conduct of the Fund’s business and of the rights, privileges and obligations of the Shareholders. Each provision of the Declaration of Trust will be subject to and interpreted in a manner consistent with the applicable provisions of the 1940 Act and Form N-2.
Anti-Takeover Provisions
The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The Trustees are elected for indefinite terms and do not stand for reelection. A Trustee may be removed from office: (i) with or without cause by the vote or written consent of at least two-thirds of the Trustees not subject to the removal vote; or (ii) with cause by the vote or written consent of at least seventy-five percent (75%) of the total number of votes eligible to be cast by all Shareholders. The Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s assets, or liquidation.
Limitation of Liability; Indemnification
The Declaration of Trust provides that the Fund shall indemnify any person who serves or has served as a Trustee, officer, employee or agent of the Fund against any liabilities and expenses reasonably incurred in connection with the defense or disposition of any action, suit or other proceeding before any court or administrative or investigative body in which such person may be or may have been involved as a party or otherwise, or with which such person may be or may have been threatened, while acting in any such capacity. The Fund shall not, however, indemnify any such person against any liability or expense where (1) such person was not acting on behalf of the Fund or performing services for the Fund, (2) such liability or loss resulted from certain disabling conduct specified in the Declaration of Trust or (3) such indemnification or agreement to hold harmless is not recoverable out of the Fund’s net assets. The Declaration of Trust also contains provisions for the indemnification, to the extent permitted by law, of the Trustees and former Trustees of the Board and officers and former officers of the Fund (as well as certain other related parties) by the Fund (but not by the Shareholders individually) against any liability and expense to which any of them may be liable that arise in connection with the performance of their activities on behalf of the Fund. The rights of indemnification and exculpation provided under the Declaration of Trust shall not be construed so as to limit liability or provide for indemnification of the Trustees and former Trustees of the Board, officers and former officers of the Fund, and the other persons entitled to such indemnification for any liability (including liability under applicable federal or state securities laws which, under certain circumstances, impose liability even on persons that act in good faith), to the extent (but only to the extent) that such indemnification or limitation on liability would be in violation of applicable law, but shall be construed so as to effectuate the applicable provisions of the Declaration of Trust to the fullest extent permitted by law.
Derivative Actions and Exclusive Jurisdiction
The Declaration of Trust provides that, in addition to the requirements set forth in Section 3816 of the Delaware Statutory Trust Act, as amended from time to time, a Shareholder may not bring a derivative action on behalf of the Fund unless: (a) the Shareholder makes a pre-suit demand upon the Trustees to bring the subject action (unless an effort to cause the Trustees to bring such an action is not likely to succeed as determined under the terms of the Declaration of Trust); (b) Shareholders eligible to bring such derivative action who collectively hold Shares representing ten percent (10%) or more of the total combined net asset value of all Shares issued and outstanding join in the request for the Trustees to commence such action (the “10% Threshold”); and (c) unless a demand is not required, the Trustees are afforded a reasonable amount of time to consider such Shareholder request and to investigate the basis of such claim. The Trustees shall be entitled to retain counsel or other advisers in considering the merits of the request and may require an undertaking by the Shareholders making such request to reimburse the Fund for the expense of any such advisors in the event that the Trustees determine not to bring such action (the “Shareholder Undertaking”). The provisions of the Declaration of Trust regarding derivative actions and the Shareholder Undertaking do not apply to claims arising under the federal securities laws.
Under the Declaration of Trust, actions by Shareholders against the Fund asserting a claim governed by Delaware law or the Fund’s organizational documents must be brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court in the State of Delaware with subject matter jurisdiction. Shareholders also waive the right to jury trial to the fullest extent permitted by law. This exclusive jurisdiction provision may make it more expensive for a Shareholder to bring a suit but does not apply to claims arising under the federal securities laws.
Amendment of the Declaration of Trust
The Declaration of Trust may generally be amended, in whole or in part, with the approval of a majority of the Board and without the approval of the Shareholders unless the approval of Shareholders is required by the 1940 Act or other applicable law. However, certain amendments require the approval of Shareholders, including: (i) any amendment to the amendment procedures set forth in the Declaration of Trust; (ii) any amendment that would adversely affect the powers, preferences or special rights of the Shares (as determined by the Board in good faith); and (iii) any amendment submitted to Shareholders by the Board.
Term, Dissolution, and Liquidation
The Fund shall continue perpetually unless dissolved: (i) upon the affirmative vote to dissolve the Fund by a majority of the Trustees of the Board; or (ii) as required by operation of law.
Upon the occurrence of any event of dissolution, the Board or the Adviser, acting as liquidator under appointment by the Board (or another liquidator, if the Board does not appoint the Adviser to act as liquidator or is unable to perform this function) is charged with winding up the affairs of the Fund and liquidating its assets. Upon the liquidation of the Fund, after establishment of appropriate reserves for contingencies in such amounts as the Board or the liquidator, as applicable, deems appropriate in its sole discretion, the Fund’s assets will be distributed: (i) first to satisfy the debts, liabilities, and obligations of the Fund (other than debts to Shareholders) including actual or anticipated liquidation expenses; (ii) next to repay debts, liabilities and obligations owing to the Shareholders; and (iii) finally to the Shareholders (including the Adviser) proportionately. Assets may be distributed in kind on a pro rata basis if the Board or liquidator determines that such a distribution would be in the interests of the Shareholders in facilitating an orderly liquidation.
The Board may, in its sole discretion, and if determined to be in the best interests of the Shareholders, distribute the assets of the Fund into and through a liquidating trust to effect the liquidation of the Fund. The use of a liquidating trust would be subject to the regulatory requirements of the 1940 Act and applicable Delaware law, and could result in additional expenses to the Shareholders.
Side Letters
The Declaration of Trust provides that the Fund, the Adviser and/or affiliates of the Adviser may, in their sole discretion and at any time, negotiate “side letters” with certain Shareholders, consistent with applicable law (including the 1940 Act). Such side letters may have the effect of establishing rights under, or altering or supplementing the terms of the Declaration of Trust or the disclosure in this Prospectus, and may result in terms that differ from those applicable to other Shareholders. Side letters will not, however, have the effect of creating different investment terms in the Fund; instead, they primarily will address administrative, tax, and other operational matters. Unless otherwise provided in a side letter, neither the Fund nor the Adviser will generally be required to notify any other Shareholder of any side letter or its terms or to offer those terms to any other Shareholder. No other Shareholder will have any recourse against the Fund, the Trustees, the Adviser, or any of their respective affiliates as a result of any side letter. Neither the Fund nor the Adviser has entered into, or will enter into, side letters with Shareholders related to their investment in the Fund that contravene applicable law, including the 1940 Act and the Advisers Act.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion is a general summary of certain material U.S. federal income tax considerations applicable to the Fund, to its qualification and taxation as a RIC for U.S. federal income tax purposes under Subchapter M of the Code and to the acquisition, ownership, and disposition of Shares.
This discussion does not purport to be a complete description of the tax considerations applicable to the Fund or its Shareholders. In particular, this discussion does not address certain considerations that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, Shareholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, Shareholders that are treated as partnerships for U.S. federal income tax purposes, dealers in securities, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, pension plans and trusts, financial institutions, a person that holds Shares as part of a straddle or a hedging or conversion transaction, real estate investment trusts, RICs, U.S. persons with a functional currency other than the U.S. dollar, persons who have ceased to be U.S. citizens or to be taxed as residents of the United States, controlled foreign corporations (“CFCs”), and passive foreign investment companies (“PFICs”). This discussion does not discuss any aspects of U.S. estate or gift tax, state or local tax or non-U.S. tax nor does it discuss the special treatment under U.S. federal income tax laws that could result if the Fund invests in tax-exempt securities or certain other investment assets or realizes such income through investments in Portfolio Funds that are treated as partnerships for U.S. federal income tax purposes (other than certain publicly traded partnerships), or are otherwise treated as disregarded from the Fund for U.S. federal income tax purposes. This discussion is limited to Shareholders that hold Shares as capital assets (within the meaning of the Code), and does not address owners of a Shareholder. This discussion is based upon the Code, its legislative history, existing and proposed U.S. Treasury regulations, published rulings and court decisions, each as of the date of this Prospectus and all of which are subject to change or differing interpretations, possibly retroactively, which could affect the continuing validity of this discussion. The Fund has not sought, and will not seek any ruling from the IRS regarding any matter discussed herein, and this discussion is not binding on the IRS. Accordingly, there can be no assurance that the IRS would not assert, and that a court would not sustain, a position contrary to any of the tax consequences discussed herein.
For purposes of this discussion, a “U.S. Shareholder” is a beneficial owner of Shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•
a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•
a trust, if a court within the United States has primary supervision over its administration and one or more U.S. persons (as defined in the Code) have the authority to control all of its substantial decisions, or if the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes; or

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source.
A “Non-U.S. Shareholder” is a beneficial owner of Shares that is not a U.S. Shareholder or a partnership for U.S. tax purposes. This includes nonresident alien individuals, foreign trusts or estates and foreign corporations.
If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, the activities of the partner and the partnership and certain determinations made at the partner level. Prospective beneficial owners of Shares that are partnerships or partners in such partnerships are urged to consult their tax advisors with respect to the purchase, ownership and disposition of Shares.
Tax matters are complicated and the tax consequences to a Shareholder of an investment in Shares will depend on the facts of such Shareholder’s particular situation. Shareholders are strongly encouraged to consult their tax advisor regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition (including by reason of a repurchase) of Shares, as well as the effect of state, local and non-U.S. tax laws, and the effect of any possible changes in tax laws.

Election to be Taxed as a Regulated Investment Company
The Fund intends to elect to be treated, and intends to operate in a manner so as to continuously qualify annually thereafter, as a RIC under the Code. The Fund has made or intends to make a timely election to be treated as a corporation for U.S. federal income tax purposes in order to make a valid RIC election. As a RIC, the Fund generally will not pay corporate-level U.S. federal income taxes on any net ordinary income or capital gains that the Fund timely distributes (or is deemed to timely distribute) to its Shareholders as dividends. Instead, dividends the Fund distributes (or is deemed to timely distribute) to Shareholders generally will be taxable to Shareholders, and any net operating losses, foreign tax credits and most other tax attributes generally will not pass through to Shareholders. The Fund will be subject to U.S. federal corporate-level income tax on any undistributed income and gains. To qualify as a RIC, the Fund must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, the Fund must distribute to its Shareholders, for each taxable year, at least 90% of its investment company taxable income (which generally is the Fund’s net ordinary taxable income and realized net short-term capital gains in excess of realized net long-term capital losses, determined without regard to the dividends paid deduction) (the “Annual Distribution Requirement”) for any taxable year. The following discussion assumes that the Fund qualifies as a RIC.
The Fund’s qualification and taxation as a RIC depends upon its ability to satisfy on a continuing basis, through actual, annual operating results, distribution, income and asset, and other requirements imposed under the Code. However, no assurance can be given that the Fund will be able to meet the complex and varied tests required to qualify as a RIC or to avoid corporate level tax. In addition, because the relevant laws may change, compliance with one or more of the RIC requirements may be impossible or impracticable.
Qualification and Taxation as a Regulated Investment Company
If the Fund (1) qualifies as a RIC and (2) satisfies the Annual Distribution Requirement, then the Fund will not be subject to U.S. federal income tax on the portion of its investment company taxable income and net capital gain (realized net long-term capital gain in excess of realized net short-term capital loss) that the Fund timely distributes (or is deemed to timely distribute) to Shareholders. The Fund will be subject to U.S. federal income tax at the regular corporate rate on any of its income or capital gains not distributed (or deemed distributed) to its Shareholders.
If the Fund fails to distribute in a timely manner an amount at least equal to the sum of (1) 98% of its ordinary income for the calendar year, (2) 98.2% of its net capital gain income (both long-term and short-term) for the one-year period ending October 31 in that calendar year (or November 30 or December 31 of that year if the Fund is permitted to elect or so elects) and (3) any income realized, but not distributed, in the preceding years (to the extent that income tax was not imposed on such amounts) less certain over-distributions in prior years (together, the “Excise Tax Distribution Requirements”), the Fund will be subject to a 4% nondeductible federal excise tax on the portion of the undistributed amounts of such income that are less than the amounts required to be distributed based on the Excise Tax Distribution Requirements. For this purpose, however, any ordinary income or capital gain net income retained by the Fund that is subject to corporate income tax for the tax year ending in that calendar year will be considered to have been distributed by year end (or earlier if estimated taxes are paid). In order to meet the Excise Tax Distribution Requirements for a particular year, the Fund will need to receive certain information from the Portfolio Funds, which it may not timely receive, in which case the Fund will need to estimate the amount of distributions it needs to make to meet the Excise Tax Distribution Requirements. If the Fund underestimates that amount, it will be subject to the excise tax. In addition, the Fund may choose to retain its net capital gains or any investment company taxable income, and pay the associated U.S. federal corporate income tax, including the U.S. federal excise tax, thereon. In either event described in the preceding two sentences, the Fund will only pay the excise tax on the amount by which the Fund does not meet the Excise Tax Distribution Requirements.
To qualify as a RIC for U.S. federal income tax purposes, the Fund generally must, among other things:

•	Elect to be treated and qualify as a registered management company under the 1940 Act at all times during each taxable year;

•
derive in each taxable year at least 90% of its gross income from (a) dividends, interest, payments with respect to certain securities loans, gains from the sale of stock, securities, or foreign currencies (including certain deemed inclusions) derived with respect to the Fund’s business of investing in such stock, securities, foreign currencies or other income, or (b) net income derived from an interest in a qualified publicly traded partnership (“QPTP”) (collectively, the “90% Gross Income Test”); and

•	diversify its holdings so that at the end of each quarter of the taxable year:

o
at least 50% of the value of its assets consists of cash, cash equivalents, U.S. government securities, securities of other RICs and other securities that, with respect to any issuer, do not represent more than 5% of the value of the Fund’s assets or more than 10% of the outstanding voting securities of that issuer; and

o
no more than 25% of the value of its assets is invested in the securities, other than U.S. government securities or securities of other RICs, of (i) one issuer, (ii) two or more issuers that are controlled, as determined under the Code, by the Fund and that are engaged in the same or similar or related trades or businesses or (iii) securities of one or more QPTPs (collectively, the “Diversification Tests”).

The Fund has an opt-out DRIP. The tax consequences to Shareholders participating in the DRIP are discussed in “Taxation of U.S. Shareholders” below.
The Fund may have investments, either directly or through the Portfolio Funds, that require income to be included in investment company taxable income in a year prior to the year in which the Fund (or the Portfolio Funds) actually receives a corresponding amount of cash in respect of such income. For example, if the Portfolio Funds hold, directly or indirectly, corporate stock with respect to which Section 305 of the Code requires inclusion in income of amounts of deemed dividends even if no cash distribution is made, the Fund must include in its taxable income in each year the full amount of its applicable share of these deemed dividends. Additionally, if the Fund holds, directly or indirectly through the Portfolio Funds, debt obligations that are treated under applicable U.S. federal income tax rules as having OID (such as debt instruments with PIK interest or, in certain cases, that have increasing interest rates or are issued with warrants), the Fund must include in its taxable income in each year a portion of the OID that accrues over the life of the obligation, regardless of whether the Fund receives cash representing such income in the same taxable year. Further, the Fund may elect to amortize market discount with respect to debt securities acquired in the secondary market and include such amounts in its taxable income in the current year, instead of upon disposition, as an election not to do so would limit the Fund’s ability to deduct interest expenses for tax purposes. The Fund may also have to include in its taxable income other amounts that it has not yet received in cash but has been allocated by the Portfolio Funds.
A RIC is limited in its ability to deduct expenses in excess of its investment company taxable income. If the Fund’s deductible expenses in a given year exceed its investment company taxable income, the Fund will have a net operating loss for that year. A RIC is not able to offset its investment company taxable income with net operating losses on either a carryforward or carryback basis, and net operating losses generally will not pass through to Shareholders. In addition, expenses may be used only to offset investment company taxable income, and may not be used to offset net capital gain. A RIC may not use any net capital losses (
i.e.,
realized capital losses in excess of realized capital gains) to offset its investment company taxable income, but may carry forward those losses, and use them to offset future capital gains, indefinitely. Further, a RIC’s deduction of net business interest expense is limited to 30% of its “adjusted taxable income” plus “floor plan financing interest expense.” It is not expected that any portion of any underwriting or similar fee will be deductible for U.S. federal income tax purposes to the Fund or the Shareholders. Due to these limits on the deductibility of expenses, net capital losses and business interest expenses, the Fund may, for U.S. federal income tax purposes, have aggregate taxable income for several years that the Fund is required to distribute and that is taxable to Shareholders even if this income is greater than the aggregate net income the Fund actually earned during those years.
In order to enable the Fund to make distributions to Shareholders that will be sufficient to enable the Fund to satisfy the Annual Distribution Requirement or the Excise Tax Distribution Requirements in the event that the circumstances described in the preceding two paragraphs apply, the Fund may need to liquidate or sell some of its assets at times or at prices that the Fund would not consider advantageous, the Fund may need to raise additional equity or debt capital, the Fund may need to take out loans, or the Fund may need to forego new investment opportunities or otherwise take actions that are disadvantageous to the Fund’s business (or be unable to take actions that are advantageous to its business). Even if the Fund is authorized to borrow and to sell assets in order to satisfy the Annual Distribution Requirement or the Excise Tax Distribution Requirements, under the 1940 Act, the Fund generally is not permitted to make distributions to its Shareholders while its debt obligations and senior securities are outstanding unless certain “asset coverage” tests or other financial covenants are met.

If the Fund is unable to obtain cash from other sources to enable the Fund to satisfy the Annual Distribution Requirement, the Fund may fail to qualify for the U.S. federal income tax benefits allowable to RICs and, thus, become subject to a corporate-level U.S. federal income tax (and any applicable state and local taxes). Although the Fund expects to operate in a manner so as to qualify continuously as a RIC, the Fund may decide in the future to be taxed as a “C” corporation, even if the Fund would otherwise qualify as a RIC, if the Fund determines that such treatment as a C corporation for a particular year would be in the Fund’s best interest.
An entity that is properly classified as a partnership, rather than an association or publicly traded partnership taxable as a corporation, is not itself subject to U.S. federal income tax. Instead, each partner of the partnership must take into account its distributive share of the partnership’s income, gains, losses, deductions and credits (including all such items allocable to that partnership from investments in other partnerships) for each taxable year of the partnership ending with or within the partner’s taxable year, without regard to whether such partner has received or will receive corresponding cash distributions from the partnership. For the purpose of determining whether the Fund satisfies the 90% Gross Income Test and the Diversification Tests, the character of the Fund’s distributive share of items of income, gain, losses, deductions and credits derived through any investments in companies that are treated as partnerships for U.S. federal income tax purposes (other than certain publicly traded partnerships), such as the Portfolio Funds, or are otherwise treated as disregarded from the Fund for U.S. federal income tax purposes, generally will be determined as if the Fund realized these tax items directly. In order to meet the 90% Gross Income Test, the Fund may structure its investments in a way that could increase the taxes imposed thereon or in respect thereof. For example, the Fund may be required to hold such investments through a subsidiary that is treated as a corporation for U.S. federal income tax purposes. In such a case, any income from such investments is generally not expected to adversely affect the Fund’s ability to meet the 90% Gross Income Test, although such income generally would be subject to U.S. corporate federal income tax (and possibly state and local taxes), which the Fund would indirectly bear through its ownership of such subsidiary.
Further, for purposes of calculating the value of the Fund’s investment in the securities of an issuer for purposes of determining the 25% requirement of the Diversification Tests, the Fund’s proper proportion of any investment in the securities of that issuer that are held by a member of the Fund’s “controlled group” must be aggregated with the Fund’s investment in that issuer. A controlled group is one or more chains of corporations connected through stock ownership with the Fund if (a) at least 20% of the total combined voting power of all classes of voting stock of each of the corporations is owned directly by one or more of the other corporations, and (b) the Fund directly owns at least 20% or more of the combined voting stock of at least one of the other corporations.
Failure to Qualify as a Regulated Investment Company
If the Fund, otherwise qualifying as a RIC, fails to satisfy the 90% Gross Income Test for any taxable year or the Diversification Tests for any quarter of a taxable year, the Fund may continue to be taxed as a RIC for the relevant taxable year if certain relief provisions of the Code apply (which might, among other things, require the Fund to pay certain corporate-level U.S. federal taxes or to dispose of certain assets). If the Fund fails to qualify as a RIC for more than two consecutive taxable years and then seeks to re-qualify as a RIC, the Fund would generally be required to recognize gain to the extent of any unrealized appreciation in its assets unless the Fund elects to pay U.S. corporate income tax on any such unrealized appreciation during the succeeding 5-year period.
If the Fund were to fail to meet the income, diversification, or distribution tests described above, the Fund could in some cases cure such failure, including by paying a fund-level tax, paying interest, making additional distributions, or disposing of certain assets.
If the Fund fails to qualify for treatment as a RIC in any taxable year and is not eligible for relief provisions, the Fund would be subject to U.S. federal income tax on all of its taxable income at the regular corporate U.S. federal income tax rate and would be subject to any applicable state and local taxes, regardless of whether the Fund makes any distributions to Shareholders. Additionally, the Fund would not be able to deduct distributions to its Shareholders, nor would distributions to Shareholders be required to be made for U.S. federal income tax purposes. Any distributions the Fund makes generally would be taxable to Shareholders as ordinary dividend income and, subject to certain limitations under the Code, would be eligible for the current maximum rate applicable to qualifying dividend income of individuals and other non-corporate U.S. Shareholders, to the extent of the Fund’s current or accumulated earnings and profits. Subject to certain limitations under the Code, U.S. Shareholders that are corporations for U.S. federal income tax purposes would be eligible for the dividends-

received deduction. Distributions in excess of the Fund’s current and accumulated earnings and profits would be treated first as a return of capital to the extent of the holder’s adjusted tax basis in the Shares, and any remaining distributions would be treated as capital gain.
The remainder of this discussion assumes that the Fund will continuously qualify as a RIC for each taxable year.
The Fund’s Investments - General
Certain of the Fund’s investment practices may be subject to special and complex U.S. federal income tax provisions that may, among other things, (1) treat dividends that would otherwise constitute qualified dividend income as non-qualified dividend income, (2) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (3) convert long-term capital gain (currently taxed at lower rates for non-corporate taxpayers) into higher-taxed short-term capital gain or ordinary income, (4) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (5) cause it to recognize income or gain without receipt of a corresponding cash payment, (6) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (7) adversely alter the characterization of certain complex financial transactions and (8) produce income that will not be qualifying income for purposes of the 90% Gross Income Test. The Fund intends to monitor its transactions and may make certain tax elections in order to mitigate the effects of these provisions; however, no assurance can be given that the Fund will be eligible for any such tax elections or that any elections it makes will fully mitigate the effects of these provisions.
Unless otherwise indicated, references in this discussion to the Fund’s investments, activities, income, gain and loss, include both the direct investments, activities, income, gain and loss of the Fund, as well as those indirectly attributable to the Fund as a result of the Fund’s investment in any Portfolio Fund (or other entity) that is properly classified as a partnership or disregarded entity for U.S. federal income tax purposes (and not an association or publicly traded partnership taxable as a corporation for U.S. federal income tax purposes).
A Portfolio Fund in which the Fund invests may face financial difficulties that require the Fund to work-out, modify or otherwise restructure its investment in the Portfolio Fund. Any such transaction could, depending upon the specific terms of the transaction, cause the Fund to recognize taxable income without a corresponding receipt of cash, which could affect its ability to satisfy the Annual Distribution Requirement or the Excise Tax Distribution Requirements or result in unusable capital losses and future non-cash income. Any such transaction could also result in the Fund receiving assets that give rise to non-qualifying income for purposes of the 90% Gross Income Test.
Securities and other Financial Assets
Gain or loss recognized by the Fund from securities and other financial assets acquired by it, as well as any loss attributable to the lapse of options, warrants, or other financial assets taxed as options generally will be treated as capital gain or loss. Such gain or loss generally will be long-term or short-term depending on how long the Fund held a particular security or other financial asset.
Non-U.S. Investments, including PFICs and CFCs
The Fund’s investment in non-U.S. securities may be subject to non-U.S. income, withholding and other taxes. Shareholders generally will not be entitled to claim a U.S. foreign tax credit or deduction with respect to non-U.S. taxes paid by the Fund.
If the Fund purchases shares in a PFIC, the Fund may be subject to U.S. federal income tax on a portion of any “excess distribution” received on, or any gain from the disposition of, such shares even if the Fund distributes such income as a taxable dividend to Shareholders. Additional charges in the nature of interest generally will be imposed on the Fund in respect of deferred taxes arising from any such excess distribution or gain. If the Fund invests in a PFIC and elects to treat the PFIC as a “qualified electing fund” under the Code (a “QEF”), in lieu of the foregoing requirements, the Fund will be required to include in gross income each year a portion of the ordinary earnings and net capital gain of the QEF, even if such income is not distributed by the QEF. Any inclusions in the Fund’s gross income resulting from the QEF election will be considered qualifying income for the purposes of the 90% Gross Income Test. Alternatively, the Fund may elect to mark-to-market at the end of each taxable year its shares in such PFIC, in which case, the Fund will recognize as ordinary income any increase in the value of such shares, and as ordinary loss any decrease in such value to the extent it does not exceed prior increases included in its income. The Fund’s ability to make either election will depend on factors beyond the Fund’s control and is subject to restrictions which may limit the availability of the benefit of these elections. Under either election, the Fund may be required to recognize in any year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income will nevertheless be subject to the Annual Distribution Requirement and will be taken into account for purposes of determining whether the Fund satisfies the Excise Tax Distribution Requirements. See “Material U.S. Federal Income Tax Considerations—Qualification and Taxation as a Regulated Investment Company.”
If the Fund holds more than 10% of the shares in a foreign corporation that is treated as a CFC, the Fund may be treated as receiving a deemed distribution (taxable as ordinary income or, if eligible, the preferential rates that apply to “qualified dividend income”) each year from such foreign corporation in an amount equal to its pro rata share of the foreign corporation’s income for the tax year (including both ordinary earnings and capital gains), whether or not the foreign corporation makes an actual distribution during such year. This deemed distribution is required to be included in the income of a U.S. shareholder of a CFC regardless of whether the shareholder has made a QEF election with respect to such CFC (as discussed above). In general, a foreign corporation will be classified as a CFC if more than 50% of the shares of the corporation, measured by reference to combined voting power or value, is owned (directly, indirectly or by attribution) by U.S. shareholders. A “U.S. shareholder,” for this purpose, is any U.S. person that possesses (actually or constructively) 10% or more of the combined value or voting power of all classes of shares of a corporation. If the Fund is treated as receiving a deemed distribution from a CFC, the Fund will be required to include such distribution in its investment company taxable income regardless of whether the Fund receives any actual distributions from such CFC, and the Fund must distribute such income to satisfy the Annual Distribution Requirement and the Excise Tax Distribution Requirements. Income inclusions from a foreign corporation that is a CFC are “good income” for purposes of the 90% Gross Income Test regardless of whether the Fund receives timely distributions of such income from the foreign corporation.
Non-U.S. Currency
The Fund’s functional currency is the U.S. dollar for U.S. federal income tax purposes. Under Section 988 of the Code, gains or losses attributable to fluctuations in exchange rates between the time the Fund accrues income, expenses or other liabilities denominated in a currency other than the U.S. dollar and the time it actually collects such income or pays such expenses or liabilities may be treated as ordinary income or loss by the Fund. Similarly, gains or losses on foreign currency forward contracts, the disposition of debt denominated in a foreign currency and other financial transactions denominated in foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and disposition dates, may also be treated as ordinary income or loss.
Hedging and Derivative Transactions
In connection with its primary investment strategies, the Fund may choose to enter into certain hedging and derivative transactions, including through the use of certain options, futures contracts, forward contracts (including forward currency contracts), straddles and foreign currencies. Such transactions will be subject to special tax rules (including mark-to-market, constructive sale, straddle, wash sale and short sale rules), the effect of which may be to accelerate income to the Fund, defer losses to the Fund, cause adjustments in the holding periods of the Fund’s securities, convert long-term capital gains into short-term capital gains and convert short-term capital losses into long-term capital losses. These rules could therefore affect the amount, timing and character of distributions to Shareholders.
Taxation of U.S. Shareholders
The following discussion generally describes certain material U.S. federal income tax consequences of an investment in the Shares beneficially owned by U.S. Shareholders (as defined above). If you are not a U.S. Shareholder this section does not apply to you. Whether an investment in the Fund is appropriate for a U.S. Shareholder will depend upon that person’s particular circumstances. An investment in the Fund by a U.S. Shareholder may have adverse tax consequences. U.S. Shareholders are urged to consult their tax advisors about the U.S. tax consequences of investing in the Fund.
The Fund will ordinarily declare and pay dividends from its net investment income and distribute net realized capital gains, if any, once a year. The Fund, however, may make distributions on a more frequent basis to comply with the distribution requirements of the Code, in all events in a manner consistent with the provisions of the 1940 Act.

Distributions on, and Sale or Other Disposition of, the Fund’s Shares
Distributions by the Fund generally are taxable to U.S. Shareholders as ordinary income or capital gains. Distributions of the Fund’s investment company taxable income, determined without regard to the deduction for dividends paid, will be taxable as ordinary income to U.S. Shareholders to the extent of the Fund’s current or accumulated earnings and profits, whether paid in cash or reinvested in additional Shares. To the extent such distributions the Fund pays to non-corporate U.S. Shareholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations and if certain holding period requirements are met, such distributions generally are taxable to U.S. Shareholders at the preferential rates applicable to long-term capital gains. Distributions of the Fund’s net capital gains (which generally are the Fund’s realized net long-term capital gains in excess of realized net short-term capital losses) that are properly reported by the Fund as “capital gain dividends” will be taxable to a U.S. Shareholder as long-term capital gains that are currently taxable at reduced rates in the case of non-corporate taxpayers, regardless of the U.S. Shareholder’s holding period for his, her or its Shares and regardless of whether paid in cash or reinvested in additional Shares. Distributions in excess of the Fund’s earnings and profits first will reduce a U.S. Shareholder’s adjusted tax basis in such U.S. Shareholder’s Shares and, after the adjusted tax basis is reduced to zero, will constitute capital gains to such U.S. Shareholder.
The Fund generally expects to make distributions in cash, but retains the discretionary ability to make in-kind distributions of investments. Shareholders are urged to consult their tax advisors as to the possibility of such in-kind distributions, as well as the specific tax consequences of owning and disposing any investments actually distributed in-kind by the Fund.
The Fund may retain some or all of its realized net long-term capital gains in excess of realized net short-term capital losses and designate the retained net capital gains as a “deemed distribution.” In that case, among other consequences, the Fund will pay U.S. federal corporate income tax on the retained amount and each Shareholder will be required to include its share of the deemed distribution in income as if it had been actually distributed to the Shareholder, and such Shareholder will be entitled to claim a credit equal to its allocable share of the tax paid thereon by the Fund for U.S. federal income tax purposes. The amount of the deemed distribution net of such tax will be added to the Shareholder’s cost basis for its Shares. The amount of tax that individual Shareholders will be treated as having paid and for which they will receive a credit may exceed the tax they owe on the retained net capital gain. Such excess generally may be claimed as a credit against the U.S. Shareholder’s other U.S. federal income tax obligations or may be refunded to the extent it exceeds a U.S. Shareholder’s liability for U.S. federal income tax. A U.S. Shareholder that is not subject to U.S. federal income tax or otherwise required to file a U.S. federal income tax return would be required to file a U.S. federal income tax return on the appropriate form to claim a refund with respect to the allocable share of the taxes that the Fund has paid. For U.S. federal income tax purposes, the tax basis of Shares owned by a Shareholder will be increased by an amount equal to the excess of the amount of undistributed capital gains included in the Shareholder’s gross income over the tax deemed paid by the Shareholder as described in this paragraph. To utilize the deemed distribution approach, the Fund must provide written notice to Shareholders prior to the expiration of sixty (60) days after the close of the relevant taxable year. The Fund cannot treat any of its investment company taxable income as a “deemed distribution.” The Fund may also make actual distributions to its Shareholders of some or all of realized net long-term capital gains in excess of realized net short-term capital losses.
A portion of the Fund’s ordinary income dividends paid to corporate U.S. Shareholders may, if the distributions consist of qualifying distributions received by the Fund and certain other conditions are met, qualify for the 50% dividends received deduction to the extent that the Fund has received dividends from certain corporations during the taxable year, but only to the extent these ordinary income dividends are treated as paid out of earnings and profits of the Fund. The Fund expects only a small portion of the Fund’s dividends to qualify for this deduction. A corporate U.S. Shareholder may be required to reduce its basis in its Shares with respect to certain “extraordinary dividends,” as defined in Section 1059 of the Code. Corporate U.S. Shareholders are urged to consult their tax advisors in determining the application of these rules in their particular circumstances.
U.S. Shareholders who have not “opted-out” of the DRIP will have their cash dividends and distributions automatically reinvested in additional Shares, rather than receiving cash dividends and distributions. Any dividends or distributions reinvested under the plan will nevertheless remain taxable to U.S. Shareholders. A U.S. Shareholder will have an adjusted basis in the additional Shares purchased through the DRIP equal to the dollar amount that would have been received if the U.S. Shareholder had received the dividend or distribution in cash. The additional Shares will have a new holding period commencing on the day following the day on which the Shares are credited to the U.S. Shareholder’s account.
The Fund expects to be treated as a “publicly offered regulated investment company.” As a “publicly offered regulated investment company,” in addition to the DRIP, the Fund may choose to pay a majority of a required dividend in Shares rather than cash. In order for the distribution to qualify for the Annual Distribution Requirement, the dividend must be payable at the election of each Shareholder in cash or Shares (or a combination of the two), but may have a “cash cap” that limits the total amount of cash paid to not less than 20% of the entire distribution. If Shareholders in the aggregate elect to receive an amount of cash greater than the Fund’s cash cap, then each Shareholder who elected to receive cash will receive a pro rata share of the cash and the rest of their distribution in Shares of the Fund. The value of the portion of the distribution made in Shares will be equal to the amount of cash for which the Shares are substituted, and the Fund’s U.S. Shareholders will be subject to tax on such amount as though they had received cash.
The Fund may elect to retain its net capital gain or a portion thereof for investment and be taxed at corporate-level tax rates on the amount retained, and therefore designate the retained amount as a “deemed dividend.” In this case, the Fund may report the retained amount as undistributed capital gains to its U.S. Shareholders, who will be treated as if each U.S. Shareholder received a distribution of its pro rata share of this gain, with the result that each U.S. Shareholder will (i) be required to report its pro rata share of this gain on its tax return as long-term capital gain, (ii) receive a refundable tax credit for its pro rata share of tax paid by the Fund on the gain, and (iii) increase the tax basis for its Shares by an amount equal to the deemed distribution less the tax credit. In order to utilize the deemed distribution approach, the Fund must provide written notice to its Shareholders prior to the expiration of sixty (60) days after the close of the relevant taxable year. The Fund cannot treat any of its investment company taxable income as a “deemed distribution.”
For purposes of determining (1) whether the Annual Distribution Requirement is satisfied for any year and (2) the amount of capital gains dividends paid for that year, the Fund may, under certain circumstances, elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question. If the Fund makes such an election, a U.S. Shareholder will still be treated as receiving the dividend in the taxable year in which the distribution is made. However, any dividend declared by the Fund in October, November or December of any calendar year, payable to Shareholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been received by the Fund’s Shareholders on December 31 of the year in which the dividend was declared.
If a U.S. Shareholder receives Shares in the Fund shortly before the record date of a distribution, the value of the Shares will include the value of the distribution and such U.S. Shareholder will be subject to tax on the distribution even though it economically represents a return of its investment.
A U.S. Shareholder generally will recognize taxable gain or loss if the U.S. Shareholder redeems, sells or otherwise disposes of its Shares in the Fund. The amount of gain or loss will be measured by the difference between a U.S. Shareholder’s adjusted tax basis in the Shares sold, redeemed or otherwise disposed of and the amount of the proceeds received in exchange. Any gain or loss arising from such sale, redemption or other disposition generally will be treated as long-term capital gain or loss if the U.S. Shareholder has held his, her or its Shares for more than one year. Otherwise, such gain or loss will be classified as short-term capital gain or loss. However, any capital loss arising from the sale, redemption or other disposition of Shares held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such Shares. In addition, all or a portion of any loss recognized upon a disposition of Shares may be disallowed if substantially identical stock or securities are purchased (whether through reinvestment of distributions or otherwise) within thirty (30) days before or after the disposition. In such case, any disallowed loss is generally added to the U.S. Shareholder’s adjusted tax basis of the acquired Shares.
In general, U.S. Shareholders that are individuals, trusts or estates are taxed at preferential rates on their net capital gain. Such rates are lower than the maximum rate on ordinary income currently payable by individuals. Corporate U.S. Shareholders currently are subject to U.S. federal income tax on net capital gain and ordinary income at the same maximum rate. A non-corporate U.S. Shareholder with net capital losses for a year (
i.e.,
capital loss in excess of capital gain) generally may deduct up to $3,000 of such losses against its ordinary income each year; any net capital losses of a non-corporate U.S. Shareholder in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code. Corporate U.S. Shareholders generally may not deduct any net capital losses for a year, but may carry back such losses for three years or carry forward such losses for five years.

As soon as practicable after the end of each calendar year, the Fund will furnish to each U.S. Shareholder an annual Form 1099-DIV. In addition, the U.S. federal tax status of each year’s distributions generally will be reported to the IRS (including the amount of dividends, if any, eligible for the preferential rates applicable to long-term capital gains). Distributions by the Fund out of current or accumulated earnings and profits also generally will not be eligible for the 20% pass through deduction under Section 199A of the Code, although under relevant U.S. Treasury regulations, qualified REIT dividends earned by the Fund may qualify for the Section 199A deduction. Distributions may also be subject to additional state, local and non-U.S. taxes depending on a U.S. Shareholder’s particular situation.
Legislation requires reporting of adjusted cost basis information for covered securities, which generally include shares of a RIC, to the IRS and to taxpayers. U.S. Shareholders are urged to consult their own tax advisors to determine the applicability of these regulations in light of their individual circumstances.
Income from Repurchases of Shares
In General
. A U.S. Shareholder who participates in a repurchase of Shares will, depending on such U.S. Shareholder’s particular circumstances, and as set forth further under “Sale or Exchange Treatment” and “Distribution Treatment,” be treated either as recognizing gain or loss from the disposition of its Shares or as receiving a distribution from the Fund with respect to its Shares. Under each of these approaches, a U.S. Shareholder’s realized income and gain (if any) would be calculated differently. Under the “sale or exchange” approach, a U.S. Shareholder generally would be allowed to recognize a taxable loss (if the repurchase proceeds are less than the U.S. Shareholder’s adjusted tax basis in the Shares tendered and repurchased).
Sale or Exchange Treatment
. In general, the tender and repurchase of Shares should be treated as a sale or exchange of the Shares by a U.S. Shareholder if the receipt of cash:

•	results in a “complete termination” of such U.S. Shareholder’s ownership of Shares in the Fund;

•	results in a “substantially disproportionate” redemption with respect to such U.S. Shareholder; or

•	is “not essentially equivalent to a dividend” with respect to the U.S. Shareholder.
In applying each of the tests described above, a U.S. Shareholder must take account of Shares that such U.S. Shareholder constructively owns under detailed attribution rules set forth in the Code, which generally treat the U.S. Shareholder as owning Shares owned by certain related individuals and entities, and Shares that the U.S. Shareholder has the right to acquire by exercise of an option, warrant or right of conversion. U.S. Shareholders are urged to consult their tax advisors regarding the application of the constructive ownership rules to their particular circumstances.
A sale of Shares pursuant to a repurchase of Shares by the Fund generally will result in a “complete termination” if either (i) the U.S. Shareholder owns none of the Shares, either actually or constructively, after the Shares are sold pursuant to a repurchase, or (ii) the U.S. Shareholder does not actually own any of the Shares immediately after the sale of Shares pursuant to a repurchase and, with respect to Shares constructively owned, is eligible to waive, and effectively waives, constructive ownership of all such Shares. U.S. Shareholders wishing to satisfy the “complete termination” test through waiver of attribution are urged to consult their tax advisors.
A sale of Shares pursuant to a repurchase of Shares by the Fund will result in a “substantially disproportionate” redemption with respect to a U.S. Shareholder if the percentage of the then outstanding Shares actually and constructively owned by such U.S. Shareholder immediately after the sale is less than 80% of the percentage of the Shares actually and constructively owned by such U.S. Shareholder immediately before the sale. If a sale of Shares pursuant to a repurchase fails to satisfy the “substantially disproportionate” test, the U.S. Shareholder may nonetheless satisfy the “not essentially equivalent to a dividend” test.
A sale of Shares pursuant to a repurchase of Shares by the Fund will satisfy the “not essentially equivalent to a dividend” test if it results in a “meaningful reduction” of the U.S. Shareholder’s proportionate interest in the Fund. A sale of Shares that actually reduces the percentage of the Fund’s outstanding Shares owned, including constructively, by such Shareholder would likely be treated as a “meaningful reduction” even if the percentage reduction is relatively minor, provided that the U.S. Shareholder’s relative interest in Shares of the Fund is minimal (
e.g.,
less than 1%) and the U.S. Shareholder does not exercise any control over or participate in the management of the Fund’s corporate affairs. Any person that has an ownership position that allows some exercise of control over or participation in the management of corporate affairs will not satisfy the meaningful reduction test unless that person’s ability to exercise control over or participate in management of corporate affairs is materially reduced or eliminated.
Substantially contemporaneous dispositions or acquisitions of Shares by a U.S. Shareholder or a related person that are part of a plan viewed as an integrated transaction with a repurchase of Shares may be taken into account in determining whether any of the tests described above are satisfied.
If a U.S. Shareholder satisfies any of the tests described above, the U.S. Shareholder will recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received and such U.S. Shareholder’s tax basis in the repurchased Shares. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period of the Shares exceeds one year as of the date of the repurchase. Specified limitations apply to the deductibility of capital losses by U.S. Shareholders. However, if a U.S. Shareholder’s tendered and repurchased Shares have previously paid a long-term capital gain distribution (including, for this purpose, amounts credited as an undistributed capital gain) and such Shares were held for six months or less, any loss realized will be treated as a long-term capital loss to the extent that it offsets the long-term capital gain distribution.
Any loss realized on a sale or exchange will be disallowed to the extent the Shares disposed of are replaced within a 61-day period beginning thirty (30) days before and ending thirty (30) days after the disposition of the Shares. In such a case, the basis of the Shares acquired will be increased to reflect the disallowed loss.
Distribution Treatment
. If a U.S. Shareholder does not satisfy any of the tests described above, and therefore does not qualify for sale or exchange treatment, the U.S. Shareholder may be treated as having received, in whole or in part, a taxable dividend, a tax-free return of capital or taxable capital gain, depending on (i) whether the Fund has sufficient earnings and profits to support a dividend and (ii) the U.S. Shareholder’s tax basis in the relevant Shares. The amount of any distribution in excess of the Fund’s current and accumulated earnings and profits, if any, would be treated as a non-taxable return of investment to the extent, generally, of the U.S. Shareholder’s basis in the Shares remaining. If the portion not treated as a dividend exceeds the U.S. Shareholder’s basis in the Shares remaining, any such excess will be treated as capital gain from the sale or exchange of the remaining Shares. Any such gain will be capital gain and will be long-term capital gain if the holding period of the Shares exceeds one year as of the date of the exchange. If the tendering U.S. Shareholder’s tax basis in the Shares tendered and repurchased exceeds the total of any dividend and return of capital distribution with respect to those Shares, the excess amount of basis from the tendered and repurchased Shares will be reallocated pro rata among the bases of such U.S. Shareholder’s remaining Shares.
Provided certain holding period and other requirements are satisfied, certain non-corporate U.S. Shareholders generally will be subject to U.S. federal income tax at a maximum rate of 20% on amounts treated as a dividend. This reduced rate will apply to: (i) 100% of the dividend if 95% or more of the Fund’s gross income (ignoring gains attributable to the sale of stocks and securities except to the extent net short-term capital gain from such sales exceeds net long-term capital loss from such sales) in that taxable year is attributable to qualified dividend income; or (ii) the portion of the dividends paid by the Fund to an individual in a particular taxable year that is attributable to qualified dividend income received by the Fund this year if such qualified dividend income accounts for less than 95% of the Fund’s gross income (ignoring gains attributable to the sale of stocks and securities except to the extent net short-term capital gains from such sales exceeds net long-term capital loss from such sales) for that taxable year. Such a dividend will be taxed in its entirety, without reduction for the U.S. Shareholder’s tax basis of the repurchased Shares. To the extent that a tender and repurchase of a U.S. Shareholder’s Shares is treated as the receipt by the U.S. Shareholder of a dividend, the U.S. Shareholder’s remaining adjusted basis (reduced by the amount, if any, treated as a return of capital) in the tendered and repurchased Shares will be added to any Shares retained by the U.S. Shareholder.
To the extent that cash received in exchange for Shares is treated as a dividend to a corporate U.S. Shareholder, (i) it may be eligible for a dividends-received deduction to the extent attributable to dividends received by the Fund from domestic corporations, and (ii) it may be subject to the “extraordinary dividend” provisions of the Code. Corporate U.S. Shareholders are urged to consult their tax advisors concerning the availability of the dividends-received deduction and the application of the “extraordinary dividend” provisions of the Code in their particular circumstances. No portion of any dividend is expected to be eligible for the dividends received deduction.

If the sale of Shares pursuant to a repurchase of Shares by the Fund is treated as a dividend to a U.S. Shareholder rather than as an exchange, the other Shareholders, including any non-tendering Shareholders, could be deemed to have received a taxable stock distribution if such Shareholder’s interest in the Fund increases as a result of the repurchase. This deemed dividend would be treated as a dividend to the extent of current or accumulated earnings and profits allocable to it. A proportionate increase in a U.S. Shareholder’s interest in the Fund will not be treated as a taxable distribution of Shares if the distribution qualifies as an isolated redemption of Shares as described in Treasury regulations. All Shareholders are urged to consult their tax advisors about the possibility of deemed distributions resulting from a repurchase of Shares by the Fund.
Tax Shelter Reporting Regulations
Under U.S. Treasury regulations, if a U.S. Shareholder recognizes a loss with respect to Shares of the Fund of at least $2 million for a non-corporate U.S. Shareholder or $10 million or more for a corporate U.S. Shareholder in any single taxable year, such Shareholder must file with the IRS a disclosure statement on Form 8886. Direct shareholders of “portfolio securities” in many cases are excepted from this reporting requirement, but, under current guidance, equity owners of a RIC are not excepted. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Significant monetary penalties apply to a failure to comply with this reporting requirement. States may also have a similar reporting requirement. U.S. Shareholders are urged to consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.
Net Investment Income Tax
An additional 3.8% surtax applies to the net investment income of non-corporate U.S. Shareholders (other than certain trusts) on the lesser of (i) the U.S. Shareholder’s “net investment income” for a taxable year and (ii) the excess of the U.S. Shareholder’s modified adjusted gross income for the taxable year over $200,000 ($250,000 in the case of joint filers). For these purposes, “net investment income” generally includes interest and taxable distributions and deemed distributions paid with respect to Shares, and net gain attributable to the disposition of Shares (in each case, unless the Shares are held in connection with certain trades or businesses), but will be reduced by any deductions properly allocable to these distributions or this net gain.
Information Reporting and Backup Withholding
The Fund may be required to withhold, for U.S. federal income taxes, a portion of all taxable distributions payable by U.S. Shareholders (a) who fail to provide the Fund with their correct taxpayer identification numbers (“TINs”) or who otherwise fail to make required certifications or (b) with respect to whom the IRS notifies the Fund that such U.S. Shareholder is subject to backup withholding. Certain U.S. Shareholders specified in the Code and the Treasury regulations promulgated thereunder are exempt from backup withholding but may be required to provide documentation to establish their exempt status. Backup withholding is not an additional tax. Any amounts withheld will be allowed as a refund or a credit against the U.S. Shareholder’s U.S. federal income tax liability if the appropriate information is timely provided to the IRS. Failure by a U.S. Shareholder to furnish a certified TIN to the Fund could subject the U.S. Shareholder to a penalty imposed by the IRS.
FATCA generally requires that the Fund obtain information sufficient to identify the status of each Shareholder under FATCA or under an applicable intergovernmental agreement (an “IGA”) between the United States and a foreign government. If a Shareholder fails to provide the requested information or otherwise fails to comply with FATCA or an IGA, the Fund may be required to withhold under FATCA at a rate of 30% with respect to that Shareholder on ordinary dividends it pays. The IRS and the Department of Treasury have issued proposed regulations providing that these withholding rules will not apply to the gross proceeds of share redemptions or capital gain dividends the Fund pays. If a payment is subject to FATCA withholding, the Fund is required to withhold even if such payment would otherwise be exempt from withholding under the rules applicable to foreign Shareholders.
Taxation of Tax-Exempt Investors
Under current law, the Fund generally serves to prevent the attribution to Shareholders of unrelated business taxable income (“UBTI”) from being realized by its tax-exempt Shareholders (including, among others, IRAs, 401(k) accounts, Keogh plans, pension plans and certain charitable entities). Notwithstanding the foregoing, a tax-exempt Shareholder could realize UBTI by virtue of its investment in Shares if such tax-exempt Shareholder borrows to acquire its Shares.

Taxation of Non-U.S. Shareholders
The following discussion only applies to certain Non-U.S. Shareholders. Whether an investment in Shares is appropriate for a Non-U.S. Shareholder will depend upon that person’s particular circumstances. An investment in Shares may have adverse tax consequences as compared to a direct investment in the assets in which the Fund will invest. Non-U.S. Shareholders should consult their tax advisors with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in Shares, including applicable tax reporting requirements.
Distributions of “investment company taxable income” to Non-U.S. Shareholders (other than U.S.-source interest income and realized net short-term capital gains in excess of realized long-term capital losses, which generally will be free of withholding as discussed in the following paragraph) will be subject to withholding of U.S. federal tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of the Fund’s current and accumulated earnings and profits unless the distributions are effectively connected with a U.S. trade or business of a Non-U.S. Shareholder. If the distributions are effectively connected with a U.S. trade or business of a Non-U.S. Shareholder, and, if required by an applicable income tax treaty, attributable to a permanent establishment in the United States, the distributions will be subject to U.S. federal income tax at the rates applicable to U.S. Shareholders, and the Fund will not be required to withhold U.S. federal tax if the Non-U.S. Shareholder complies with applicable certification and disclosure requirements. In addition, if such Non-U.S. Shareholder is a foreign corporation, such Non-U.S. Shareholder may also be subject to a branch profits tax at a rate of 30% (or lower treaty rate, if applicable) on its effectively connected earnings and profits for the taxable year, subject to certain adjustments. Special certification requirements apply to a Non-U.S. Shareholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their tax advisors. Non-U.S. Shareholders are urged to consult their tax advisors with respect to the procedure for claiming the benefit of a lower treaty rate and the applicability of non-U.S. taxes.
Unless a Non-U.S. Shareholder opts out of the DRIP, the Non-U.S. Shareholder will have all cash distributions automatically reinvested in additional Shares of the Fund, rather than receiving cash dividends and distributions. Only the net after-tax amount will be reinvested in Shares of the Fund and the Non-U.S. Shareholder will have an adjusted basis in the additional Shares purchased through the reinvestment equal to the amount reinvested. The additional Shares will have a new holding period commencing on the day following the day on which the Shares are credited to the Non-U.S. Shareholder’s account.
Properly designated dividends received by a Non-U.S. Shareholder are generally exempt from U.S. federal withholding tax when they (i) are paid in respect of the Fund’s “qualified net interest income” (generally, the Fund’s U.S.-source interest income, other than certain contingent interest and interest from obligations of a corporation or partnership in which the Fund is at least a 10% shareholder, reduced by expenses that are allocable to such income), or (ii) are paid in connection with the Fund’s “qualified short-term capital gains” (generally, the excess of the Fund’s net short-term capital gain over its long-term capital loss for such taxable year). In order to qualify for this exemption from withholding, a Non-U.S. Shareholder must comply with applicable certification requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8BEN (for individuals), IRS Form W-8BEN-E (for entities) or an acceptable substitute or successor form). In certain circumstances, it may not be possible to determine whether withholding is required on a particular distribution at the time the distribution is made, in which case the Fund may withhold from the distribution, and the Non-U.S. Shareholder may be required to file a U.S. federal income tax return in order to obtain a refund of any excess withholding, and the amount of any withholding will not be treated as reinvested. Also, in the case of Shares held through an intermediary, the intermediary may withhold even if the Fund designates the payment as qualified net interest income or qualified short-term capital gain.
Non-U.S. Shareholders should contact their tax advisors and intermediaries with respect to the application of these rules to their accounts.
Actual or deemed distributions of the Fund’s net capital gains to a Non-U.S. Shareholder, and gains realized by a Non-U.S. Shareholder upon the sale or redemption of Shares, will not be subject to U.S. federal income tax unless the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the Non-U.S. Shareholder (and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the Non-U.S. Shareholder in the United States), or, in the case of an individual, the Non-U.S. Shareholder was present in the United States for one hundred eighty-three (183) days or more during the taxable year and certain other conditions are met.

If the Fund distributes its net capital gains in the form of deemed rather than actual distributions, a Non-U.S. Shareholder will be entitled to a U.S. federal income tax credit or tax refund equal to the Non-U.S. Shareholder’s allocable share of the corporate-level tax the Fund pays on the capital gains deemed to have been distributed; however, in order to obtain the refund, the Non-U.S. Shareholder must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the Non-U.S. Shareholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return.
For corporate Non-U.S. Shareholders, distributions (both cash and in Shares), and gains realized upon the sale or redemption of Shares that are effectively connected to a U.S. trade or business may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable treaty).
A Non-U.S. Shareholder may be subject to information reporting and backup withholding of U.S. federal income tax on dividends unless the Non-U.S. Shareholder provides the Fund or the Administrator with an IRS Form
W-8BEN,
IRS Form
W-8BEN-E
or an acceptable substitute form or otherwise meets documentary evidence requirements for establishing that it is a Non-U.S. Shareholder or otherwise establishes an exemption from backup withholding.
Pursuant to FATCA, payments of most types of income from sources within the United States (as determined under applicable U.S. federal income tax principles), such as interest and dividends, to a foreign financial institution, investment funds, and other non-U.S. persons generally will be subject to a 30% U.S. federal withholding tax, unless certain information reporting and other applicable requirements are satisfied. Any Non-U.S. Shareholder that either does not provide the relevant information or is otherwise not compliant with FATCA may be subject to this withholding tax on certain distributions from the Fund. Any taxes required to be withheld under these rules must be withheld even if the relevant income is otherwise exempt (in whole or in part) from withholding of U.S. federal income tax, including under an income tax treaty between the United States and the beneficial owner’s country of tax residence. Each Non-U.S. Shareholder should consult its tax advisor regarding the possible implications of this withholding tax (and the reporting obligations that will apply to such Non-U.S. Shareholder, which may include providing certain information in respect of such Non-U.S. Shareholder’s beneficial owners).
Other Taxation
Shareholders may be subject to state, local and non-U.S. taxes on their distributions from the Shares. Shareholders are urged to consult their own tax advisors with respect to the particular tax consequences to them of an investment in the Shares.
ALL SHAREHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL INCOME AND WITHHOLDING TAX CONSEQUENCES, AND STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES, OF AN INVESTMENT IN THE SHARES.
CUSTODIAN
State Street serves as the custodian of the assets of the Fund and may maintain custody of such assets with U.S. and non-U.S. sub-custodians (which may be banks and trust companies), securities depositories and clearing agencies in accordance with the requirements of Section 17(f) of the 1940 Act and the rules thereunder. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of the custodian or U.S. or non-U.S. sub-custodians in a securities depository, clearing agency or omnibus customer account of such custodian. The principal business address of the custodian is One Congress Street, Suite 1, Boston, MA 02114.

ADMINISTRATION AND ACCOUNTING SERVICES
The Fund has entered into the Administration Agreement, pursuant to which the Adviser, in its capacity as Administrator, is responsible for generally performing, or arranging for its affiliates to perform, the administrative services of the Fund. Pursuant to the Administration Agreement, the Administrator makes available, or arranges for its affiliates to make available, for the Fund, office equipment and clerical, bookkeeping and recordkeeping services at the Fund’s office facilities. Under the Administration Agreement, the Administrator performs, or oversees the performance of, required administrative services, which include, among other things, providing assistance in accounting, legal, compliance, operations, technology and investor relations, being responsible for the financial records that the Fund is required to maintain and preparing reports to the Shareholders and reports to be filed with the SEC. In addition, the Administrator oversees the preparation and filing of tax returns and the printing and dissemination of reports to Shareholders, generally oversees the payment of expenses and the performance of administrative and professional services rendered to the Fund by others and assists the Fund in determining and publishing the Fund’s NAV.
Costs and expenses to be borne by the Fund under the Administration Agreement include those relating to: organizational expenses of the Fund; calculating the Fund’s NAV (including the cost and expenses of any independent valuation firms or pricing services); expenses incurred by the Adviser or an affiliate payable to third parties, including agents, bankers, consultants or other advisors, in monitoring financial and legal affairs for the Fund and in monitoring the Fund’s investments and performing due diligence on prospective investments; outside legal expenses; accounting expenses; expenses associated with retaining a sub-administrator; and any and all other expenses incurred by the Fund or the Administrator (or an affiliate) in connection with administering the Fund’s business, including payments based upon the Fund’s allocable portion of the overhead and other expenses incurred by the Administrator and/or its affiliates in performing its obligations under the Administration Agreement, including rent and the allocable portion of the costs of the compensation, benefits and related administrative expenses (including travel expenses) of the Fund’s officers who provide operational, administrative, legal, compliance, finance and accounting services to the Fund, including the Fund’s chief compliance officer and chief accounting officer, their respective staffs and other professionals who provide services to the Fund (including, in each case, employees of the Adviser or an affiliate) and assist with the preparation, coordination, and administration of the foregoing or provide other “back-office” or “middle-office” financial, compliance, legal, operational and accounting services to the Fund. For the avoidance of doubt, the Fund will reimburse the Adviser (and/or its affiliates) for an allocable portion of the compensation paid by the Adviser (and/or its affiliates) to such individuals (based on a percentage of time such individuals devote, on an estimated basis, to the business affairs of the Fund and in acting on behalf of the Fund).
The Administrator’s principal business address is One North Wacker Drive, Suite 2700, Chicago, IL 60606.
Pursuant to the Administration Agreement, the Administrator has delegated certain obligations under the Administration Agreement to State Street to assist in the provision of administrative services. The Sub-Administrator receives compensation for sub-administrative services under the Sub-Administrative Agreement. The principal business address of the Sub-Administrator is One Congress Street, Suite 1, Boston, MA 02114.
TRANSFER AGENT AND DIVIDEND PAYING AGENT
State Street serves as the Fund’s transfer agent and dividend paying agent. The principal business address of the transfer agent and dividend paying agent is One Heritage Drive Building, 1 Heritage Drive, Mail Stop OHD0100, North Quincy, MA 02171.
FISCAL YEAR; REPORTS TO SHAREHOLDERS
The Fund’s fiscal year is the 12-month period ending on March 31. The Fund’s taxable year is the 12-month period ending on September 30.
The Fund will provide Shareholders with an audited annual report and an unaudited semi-annual report within sixty (60) days after the close of the reporting period for which the report is being made, or as otherwise required by the 1940 Act. Shareholders will also receive quarterly commentary regarding the Fund’s operations and investments.
As soon as practicable after the end of each calendar year, the Fund will furnish a statement on IRS Form 1099-DIV or Form 1042-S to assist Shareholders in preparing their tax returns.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Deloitte & Touche LLP serves as the independent registered public accounting firm of the Fund. Its principal business address is 30 Rockefeller Plaza, New York, NY 10112.
LEGAL COUNSEL
Kirkland & Ellis LLP, 601 Lexington Avenue, New York, NY 10022, serves as legal counsel to the Fund. No attorney-client relationship exists, however, between Kirkland & Ellis LLP and any other person solely by reason of such other person investing in the Fund.
ADAMS STREET ADVISORS PRIVACY NOTICE
Adams Street Advisors’ Commitment to Privacy
The Adviser (together with its affiliates, for purposes of this section of the Prospectus, “Adams Street Advisors”) recognizes and respects your privacy. This Privacy Notice describes the types of non-public personal information Adams Street Advisors obtains, how Adams Street Advisors uses that information and to whom Adams Street Advisors discloses it. Non-public personal information means personally identifiable financial information that is not publicly available and any list, description or other grouping of consumers (and publicly available information pertaining to such consumers) that is derived using any personally identifiable financial information that is not publicly available. If you are an individual investor, this Privacy Notice will be relevant to you directly. If you are providing information to Adams Street Advisors on behalf of other individuals, such as your employees or clients, this Privacy Notice will be relevant to those individuals, and you should transmit this document to such individuals or otherwise advise them of its content.
Information Adams Street Advisors Collects About You
Adams Street Advisors collects the following categories of non-public personal information about you:

•	Information that you provide, which may include your name and address, social security number or tax identification number, date of birth and/or other information;

•	Information about transactions and balances in accounts with Adams Street Advisors;

•	Information about transactions and balances in accounts with non-affiliated third parties; and

•
Information from consumer reporting agencies, service providers or other sources that may be engaged or consulted in connection with conducting due diligence, know-your-customer, anti-money laundering and other checks required to be performed in relation to admitting new investors.

How Adams Street Advisors Discloses Your Personal Information
Adams Street Advisors uses and shares your non-public personal information with Adams Street Advisors’ affiliates (including any of its advised investment funds) and their employees that have a legitimate business need for the information, primarily to complete financial transactions that you request or to make you aware of other financial products and services. Adams Street Advisors does not sell your non-public personal information to third parties. Below are the details of circumstances in which Adams Street Advisors may disclose non-public personal information to third parties:

•
To service providers (including financial, technical, marketing and professional service providers and consultants) and financial institutions that provide services to Adams Street Advisors, who are required to protect the confidentiality of your personal information and to use the information only for the purposes for which it is disclosed to them.

•
To regulatory, self-regulatory, administrative or law enforcement agencies or other oversight bodies in certain circumstances where we are required to share personal information and other information with respect to your interest in an investment with the relevant regulatory authorities. They, in turn, may exchange this information with other authorities, including tax authorities.

•	As authorized, for example, by subscription agreements or organizational documents of an investment and as authorized by you or your designated representatives or other authorized persons.

•
In connection with a corporate transaction—for example, to third parties as part of a corporate business transaction, such as a merger, acquisition, joint venture or financing or sale of company assets.

How Adams Street Advisors Safeguards and Retains Your Personal Information
Adams Street Advisors restricts access to non-public personal information about you to its employees and to third parties, as described above. Adams Street Advisors maintains physical, electronic, and procedural safeguards reasonably designed to protect the confidentiality of your non-public personal information. Despite these security measures that Adams Street Advisors has put in place to protect your personal information, no such measures can guarantee security or protect against unauthorized activity. Adams Street Advisors may retain your personal information for such a period as permitted or required by any applicable laws or regulations and for such a period as may be permitted in accordance with the lawful purposes or legitimate interests outlined above.
Keeping You Informed
Adams Street Advisors reserves the right to modify this policy at any time and will keep you informed of further changes as required by
law.

ADAMS STREET VENTURE & GROWTH FUND
Class S Shares | AVNSX
Class D Shares | AVNDX
Class I Shares | AVNIX
Class M Shares | AVNMX
Prospectus
September 22, 2026
All dealers that effect transactions in these Shares, whether or not participating in this offering, may be required to deliver a Prospectus.

ADAMS STREET VENTURE & GROWTH FUND

STATEMENT OF ADDITIONAL INFORMATION

Class S Shares | AVNSX

Class D Shares | AVNDX

Class I Shares | AVNIX

Class M Shares | AVNMX

September 22, 2026

Adams Street Venture & Growth Fund (the “Fund”) is a newly organized Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company. This Statement of Additional Information (“SAI”) relating to the Fund’s Shares does not constitute a prospectus, but should be read in conjunction with the Prospectus relating thereto, dated September 22, 2026. This SAI, which is not a prospectus, does not include all information that a prospective investor should consider before purchasing Shares, and investors should obtain and read the Prospectus prior to purchasing such Shares. A copy of the Prospectus may be obtained without charge by calling 844-705-0580, by writing to the Fund at One North Wacker Drive, Suite 2700, Chicago, IL 60606, or by visiting avngr.evergreen-funds.adamsstreetpartners.com. You may also obtain a copy of the Prospectus on the SEC’s website at www.sec.gov.

Capitalized terms used but not defined in this SAI have the meanings ascribed to them in the Prospectus.

ii

ADDITIONAL INVESTMENT POLICIES

The investment objective and the principal investment strategies of the Fund, as well as the principal risks associated with such investment strategies, are set forth in the Prospectus. The following disclosure supplements the disclosure set forth in “Investment Program” and “Risks” in the Prospectus and does not, by itself, present a complete or accurate explanation of the matters discussed. Prospective investors also should refer to “Investment Program” and “Risks” in the Prospectus for a complete presentation of the matters disclosed below.

Fundamental Policies

The Fund has adopted restrictions and policies relating to the investment of the Fund’s assets and its activities. The restrictions below are the Fund’s only fundamental policies, which cannot be changed without the approval of a majority of the Fund’s outstanding voting securities (as defined by the 1940 Act). For purposes of the foregoing, a “majority of the outstanding voting securities of the Fund” means the lesser of (i) 67% or more of the Shares represented at a meeting at which more than 50% of the outstanding Shares are present in person or represented by proxy or (ii) more than 50% of the outstanding Shares. The other policies and investment restrictions are not fundamental policies of the Fund and may be changed by the Fund’s Board, upon prior notice to Shareholders, without Shareholder approval.

The Fund’s fundamental investment restrictions are as follows:

1.

The Fund will not invest 25% or more of the value of its total assets in the securities (other than U.S. Government securities) of issuers engaged in any single industry or groups of industries, except that the Fund will invest 25% or more of the value of its total assets (measured at the time of purchase) in the securities of issuers engaged in the information technology group of industries. For the avoidance of doubt, this 25% limitation on investment in a single industry or groups of industries does not restrict or limit: (i) the Fund’s authority to invest 25% or more of the value of its total assets in Portfolio Funds; or (ii) the Fund’s ability to invest in U.S. Government securities or such other securities as may be excluded for this purpose under the 1940 Act.

2.	The Fund will not issue senior securities or borrow money, except to the extent permitted by the 1940 Act.

3.	The Fund will not underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the 1933 Act in selling its own securities or portfolio securities.

4.

The Fund will not make loans of money or securities to other persons, except that (i) the Fund will not be deemed to be making a loan to the extent that the Fund makes investments in fixed-income securities or enters into repurchase agreements in a manner consistent with its stated investment policies; (ii) the Fund may take short positions in any security or financial instrument; and (iii) the Fund may lend its portfolio securities in an amount not in excess of 33 1/3% of its total assets, taken at market value, provided that such loans shall be made in accordance with applicable law.

5.

The Fund will not purchase or sell physical commodities or commodity contracts, except to the extent permitted by the 1940 Act or unless otherwise acquired as a result of the ownership of securities or instruments, but this restriction shall not prohibit the Fund from purchasing and selling foreign currency, options, swaps, futures and forward contracts and other financial instruments and contracts, including those related to indexes, and options on indices, and may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts. For purposes of the limitation on commodities, the Fund does not consider foreign currencies or forward contracts to be physical commodities.

6.

The Fund will not purchase, hold or deal in real estate, except the Fund may purchase and hold securities or other instruments that are secured by, or linked to, real estate or interests therein, securities of real estate investment trusts, mortgage-related securities and securities of issuers engaged in the real estate business, and the Fund may purchase and hold real estate as a result of the ownership of securities or other instruments (including interests in Portfolio Funds).

The following notations are not considered to be part of the Fund’s fundamental investment restrictions and are subject to change without Shareholder approval.

1

With respect to the fundamental policy relating to concentration set forth in (1) above, the 1940 Act does not define what constitutes “concentration” in an industry or groups of industries. The SEC staff has taken the position that investments of 25% or more of a fund’s total assets in one or more issuers conducting their principal activities in the same industry or group of industries constitutes concentration. It is possible that interpretations of concentration could change in the future. A fund that invests a significant percentage of its total assets in a single industry may be particularly susceptible to adverse events affecting that industry and may be riskier to investors investing in such fund than a fund that does not concentrate in an industry. The policy in (1) above will be interpreted to refer to concentration as that term may be interpreted from time to time. The policy also will be interpreted to permit investment without limit in the following: securities of the U.S. Government and its agencies or instrumentalities; tax exempt securities of state, territory, possession or municipal governments and their authorities, agencies, instrumentalities or political subdivisions; securities of foreign governments; and repurchase agreements collateralized by any such obligations. Accordingly, issuers of the foregoing securities will not be considered to be members of any industry. There also will be no limit on investment in issuers domiciled in a single jurisdiction or country. Finance companies will be considered to be in the industries of their parents if their activities are primarily related to financing the activities of the parents. With respect to the Fund’s industry classifications, the Fund currently utilizes any one or more of the industry sub-classifications used by one or more widely recognized market indexes or rating group indexes, and/or as defined by the Adviser. In the absence of such classification or if the Adviser determines in good faith based on its own information that the economic characteristics affecting a particular issuer make it more appropriate to be considered engaged in a different industry, the Adviser may classify an issuer accordingly. Accordingly, the composition of an industry or group of industries may change from time to time. The policy also will be interpreted to give broad authority to the Fund as to how to classify issuers within or among industries.

The investment restrictions and other policies described herein do not apply to Portfolio Funds. The Fund will, however, consider the investments held by Portfolio Funds, to the extent known, in determining whether its investments are concentrated in any particular industry or groups of industries.

Unless otherwise indicated, all limitations under the Fund’s investment restrictions apply only at the time that a transaction is undertaken. Any later change in percentage resulting from any cause other than actions by the Fund, including from market fluctuations or other changes in the Fund’s total assets, such as changes resulting from one of the Fund’s repurchase offers, will not be considered a violation and will not require the Fund to dispose of an investment unless and until the Adviser determines that such disposition is in the Fund’s best interest.

The fundamental investment limitations set forth above restrict the ability of the Fund to engage in certain practices and purchase securities and other instruments other than as permitted by, or consistent with, applicable law, including the 1940 Act. These limitations are based either on the 1940 Act itself, the rules or regulations thereunder or applicable orders of the SEC. In addition, interpretations and guidance provided by the SEC staff may be taken into account to determine if a certain practice or the purchase of securities or other instruments is permitted by the 1940 Act, the rules or regulations thereunder or applicable orders of the SEC. As a result, the foregoing fundamental investment policies may be interpreted differently over time as the statute, rules, regulations or orders (or, if applicable, interpretations) that relate to the meaning and effect of these policies change, and no vote of Shareholders, as applicable, will be required or sought.

For the avoidance of doubt, the Fund’s investment objective and its policy to invest, under normal circumstances, at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in Venture Capital and Growth Companies are non-fundamental and may be changed with the approval of the Board upon 60 days’ prior written notice to Shareholders.

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INVESTMENT PRACTICES, TECHNIQUES AND RISKS

The following information supplements the discussion of the Fund’s investment objective, policies, techniques and risks that are described in the Prospectus. The Fund may invest in the following instruments and use the following investment techniques, subject to any limitations set forth in the Prospectus. There is no guarantee the Fund will buy all of the types of securities or use any or all of the investment techniques described herein.

Cash Equivalents and Short-Term Debt Securities. For temporary defensive purposes, the Fund may invest up to 100% of its assets in cash equivalents and short-term debt securities. Short-term debt securities are defined to include, without limitation, the following:

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U.S. government securities, including bills, notes and bonds differing as to maturity and rates of interest that are either issued or guaranteed by the U.S. Treasury or by U.S. government agencies or instrumentalities. U.S. government securities include securities issued by: (a) the Federal Housing Administration, Farmers Home Administration, Export-Import Bank of the United States, Small Business Administration and Government National Mortgage Association, the securities of which are supported by the full faith and credit of the United States; (b) the Federal Home Loan Banks, Federal Intermediate Credit Banks and Tennessee Valley Authority, the securities of which are supported by the right of the agency to borrow from the U.S. Treasury; (c) the Federal National Mortgage Association, the securities of which are supported by the discretionary authority of the U.S. government to purchase certain obligations of the agency or instrumentality; and (d) the Student Loan Marketing Association, the securities of which are supported only by its credit. While the U.S. government provides financial support to such U.S. government-sponsored agencies or instrumentalities, no assurance can be given that it always will do so since it is not so obligated by law. The U.S. government, its agencies and instrumentalities do not guarantee the market value of their securities. Consequently, the value of such securities may fluctuate.

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Certificates of deposit issued against funds deposited in a bank or a savings and loan association. Such certificates are for a definite period of time, earn a specified rate of return and are normally negotiable. The issuer of a certificate of deposit agrees to pay the amount deposited plus interest to the bearer of the certificate on the date specified thereon. Certificates of deposit purchased by the Fund may not be fully insured by the Federal Deposit Insurance Corporation.

•	Repurchase agreements, which involve purchases of debt securities.

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Commercial paper, which consists of short-term unsecured promissory notes, including variable rate master demand notes issued by corporations to finance their current operations. Master demand notes are direct lending arrangements between the Fund and a corporation. There is no secondary market for such notes. However, they are redeemable by the Fund at any time. The Adviser will consider the financial condition of the corporation (e.g., earning power, cash flow and other liquidity ratios) and will continuously monitor the corporation’s ability to meet all of its financial obligations, because the Fund’s liquidity might be impaired if the corporation were unable to pay principal and interest on demand. Investments in commercial paper will be limited to commercial paper rated in the highest categories by a major rating agency and which mature within one year of the date of purchase or carry a variable or floating rate of interest.

Derivatives. A derivative is generally a financial contract the value of which depends on, or is derived from, changes in the value of one or more “reference instruments,” such as underlying assets (including securities), reference rates, indices or events. Derivatives may relate to stocks, bonds, credit, interest rates, commodities, currencies or currency exchange rates, or related indices. A derivative may also contain leverage to magnify the exposure to the reference instrument. Derivatives may be traded on organized exchanges and/or through clearing organizations, or in private transactions with other parties in the over-the-counter (“OTC”) market with a single dealer or a prime broker acting as an intermediary with respect to an executing dealer. Derivatives may be used for hedging purposes and non-hedging (or speculative) purposes. Some derivatives require one or more parties to post “margin,” which means that a party must deposit assets with, or for the benefit of, a third party, such as a futures commission merchant, in order to initiate and maintain the derivatives position.

Use of derivatives is a highly specialized activity that can involve investment techniques and risks different from, and in some respects greater than, those associated with investing in more traditional investments, such as stocks and bonds. Derivatives can be highly complex and highly volatile and may perform in unanticipated ways. Derivatives can create leverage, which can magnify the impact of a decline in the value of the reference

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instrument underlying the derivative, and the Fund could lose more than the amount it invests. Derivatives can have the potential for unlimited losses, for example, where the Fund may be called upon to deliver a security it does not own. Derivatives may at times be highly illiquid, and the Fund may not be able to close out or sell a derivative at a particular time or at an anticipated price. Derivatives can be difficult to value, and valuation may be more difficult in times of market turmoil. Derivatives may involve risks different from, and possibly greater than, the risks associated with investing directly in the reference instrument. Suitable derivatives may not be available in all circumstances, and there can be no assurance that the Fund will use derivatives to reduce exposure to other risks when that might have been beneficial. Derivatives may involve fees, commissions, or other costs that may reduce the Fund’s gains or exacerbate losses from the derivatives. Certain aspects of the regulatory treatment of derivative instruments, including federal income tax, are currently unclear and may be affected by changes in legislation, regulations, or other legally binding authority.

Derivatives involve counterparty risk, which is the risk that the other party to the derivative will fail to make required payments or otherwise comply with the terms of the derivative. Counterparty risk may arise because of market activities and developments, the counterparty’s financial condition (including financial difficulties, bankruptcy, or insolvency), or other reasons. Not all derivative transactions require a counterparty to post collateral, which may expose the Fund to greater losses in the event of a default by a counterparty. Counterparty risk is generally thought to be greater with OTC derivatives than with derivatives that are exchange traded or centrally cleared. However, derivatives that are traded on organized exchanges and/or through clearing organizations involve the possibility that the futures commission merchant or clearing organization will default in the performance of its obligations.

To the extent the Fund uses derivatives, it will likely be required to provide margin or collateral; these practices are intended to satisfy contractual undertakings and regulatory requirements and will not prevent the Fund from incurring losses on derivatives. The need to provide margin or collateral could limit the Fund’s ability to pursue other opportunities as they arise. Derivatives that have margin requirements involve the risk that if the Fund has insufficient cash or eligible margin securities to meet daily variation margin requirements, it may have to sell securities or other instruments from its portfolio at a time when it may be disadvantageous to do so. The Fund normally will remain obligated to meet margin requirements until a derivatives position is closed.

Rule 18f-4 under the 1940 Act regulates and limits the Fund’s use of derivatives. The Fund operates as a “limited derivatives user,” as defined in Rule 18f-4, and has adopted policies and procedures to monitor compliance with such qualification. To qualify as a limited derivatives user, the Fund’s “derivatives exposure” is limited to 10% of its net assets subject to exclusions for certain currency or interest rate hedging transactions (as calculated in accordance with Rule 18f-4). In the event the Fund were not able to qualify as a limited derivatives user, the rule would, among other things, require the Fund to establish a comprehensive derivatives risk management program, to comply with certain value-at-risk based leverage limits, to appoint a derivatives risk manager and to provide additional disclosure both publicly and to the SEC regarding its derivatives positions.

Options. The Fund may purchase put and call options on currencies or securities. A put option gives the purchaser the right to compel the writer of the option to purchase from the option holder an underlying currency or security or its equivalent at a specified price at any time during the option period. In contrast, a call option gives the purchaser the right to buy the underlying currency or security covered by the option or its equivalent from the writer of the option at the stated exercise price. As a holder of a put option, the Fund will have the right to sell the currencies or securities underlying the option and as the holder of a call option, the Fund will have the right to purchase the currencies or securities underlying the option, in each case at their exercise price at any time prior to the option’s expiration date. The Fund may seek to terminate its option positions prior to their expiration by entering into closing transactions. The ability of the Fund to enter into a closing sale transaction depends on the existence of a liquid secondary market. There can be no assurance that a closing purchase or sale transaction can be effected when the Fund so desires.

The hours of trading for options may not conform to the hours during which the underlying securities are traded. To the extent that the options markets close before the markets for the underlying securities, significant price and rate movements can take place in the underlying markets that cannot be reflected in the options markets. The purchase of options is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. The purchase of options involves the risk that the premium and transaction costs paid by the Fund in purchasing an option will be lost as a result of unanticipated movements in prices of the securities on which the option is based. Imperfect correlation between the options and securities markets may detract from the effectiveness of attempted hedging. Options transactions may result in significantly higher transaction costs and portfolio turnover for the Fund.

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Some, but not all, of the Fund’s options may be traded and listed on an exchange. There is no assurance that a liquid secondary market on an options exchange will exist for any particular option at any particular time, and for some options no secondary market on an exchange or elsewhere may exist. If the Fund is unable to effect a closing sale transaction with respect to options on securities that it has purchased, it would have to exercise the option to realize any profit and would incur transaction costs upon the purchase and sale of the underlying securities.

Futures Contracts. The Fund may enter into securities-related futures contracts, including security futures contracts. The Fund will not enter into futures contracts that are prohibited under the Commodity Exchange Act, as amended (the “CEA”), and will, to the extent required by regulatory authorities, enter only into futures contracts that are traded on exchanges and are standardized as to maturity date and underlying financial instrument. A security futures contract is a legally binding agreement between two parties to purchase or sell in the future a specific quantity of a security or of the component securities of a narrow-based security index, at a certain price. A person who buys a security futures contract enters into a contract to purchase an underlying security and is said to be “long” the contract. A person who sells a security futures contract enters into a contract to sell the underlying security and is said to be “short” the contract. The price at which the contract trades (the “contract price”) is determined by relative buying and selling interest on a regulated exchange.

An open position, either a long or short position, is typically closed or liquidated by entering into an offsetting transaction (i.e., an equal and opposite transaction to the one that opened the position) prior to the contract expiration. Traditionally, most futures contracts are liquidated prior to expiration through an offsetting transaction and, thus, holders do not incur a settlement obligation. If the offsetting purchase price is less than the original sale price, a gain will be realized; if it is more, a loss will be realized. Conversely, if the offsetting sale price is more than the original purchase price, a gain will be realized; if it is less, a loss will be realized. The transaction costs must also be included in these calculations. However, there can be no assurance that the Fund will be able to enter into an offsetting transaction with respect to a particular futures contract at a particular time. If the Fund is not able to enter into an offsetting transaction, the Fund will continue to be required to maintain the margin deposits on the futures contract and the Fund may not be able to realize a gain in the value of its futures position or prevent losses from mounting. This inability to liquidate could occur, for example, if trading is halted due to unusual trading activity in either the security futures contract or the underlying security; if trading is halted due to recent news events involving the issuer of the underlying security; if systems failures occur on an exchange or at the firm carrying the position; or, if the position is on an illiquid market. Even if the Fund can liquidate its position, it may be forced to do so at a price that involves a large loss. Because of the low margin deposits required, futures contracts trading involves an extremely high degree of leverage. As a result, a relatively small price movement in a futures contract may result in an immediate and substantial loss or gain to the investor.

There can be no assurance that a liquid market will exist at a time when the Fund seeks to close out a futures contract position. The Fund would continue to be required to meet margin requirements until the position is closed, possibly resulting in a decline in the Fund’s net asset value. In addition, many of the contracts discussed above are relatively new instruments without a significant trading history. As a result, there can be no assurance that an active secondary market will develop or continue to exist.

Security futures contracts that are not liquidated prior to expiration must be settled in accordance with the terms of the contract. Depending on the terms of the contract, some security futures contracts are settled by physical delivery of the underlying security. Settlement with physical delivery may involve additional costs. Depending on the terms of the contract, other security futures contracts are settled through cash settlement. In this case, the underlying security is not delivered. Instead, any positions in such security futures contracts that are open at the end of the last trading day are settled through a final cash payment based on a final settlement price determined by the exchange or clearing organization. Once this payment is made, neither party has any further obligations on the contract.

In addition, the value of a position in security futures contracts could be affected if trading is halted in either the security futures contract or the underlying security. In certain circumstances, regulated exchanges are required by law to halt trading in security futures contracts. The regulated exchanges may also have discretion under their rules to halt trading in other circumstances, such as when the exchange determines that the halt would be advisable in maintaining a fair and orderly market. A trading halt, either by a regulated exchange that trades security futures or an exchange trading the underlying security or instrument, could prevent the Fund from liquidating a position in security futures contracts in a timely manner, which could expose the Fund to a loss.

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Each regulated exchange trading a security futures contract may also open and close for trading at different times than other regulated exchanges trading security futures contracts or markets trading the underlying security or securities. Trading in security futures contracts prior to the opening or after the close of the primary market for the underlying security may be less liquid than trading during regular market hours.

Swap Agreements. The Fund may enter into swap agreements. In a standard “swap” transaction, two parties agree to exchange the returns, differentials in rates of return or some other amount earned or realized on the “notional amount” of predetermined investments or instruments, which may be adjusted for an interest factor. Some swaps are structured to include exposure to a variety of different types of investments or market factors, such as interest rates, commodity prices, non-U.S. currency rates, mortgage securities, corporate borrowing rates, security prices, indexes or inflation rates. Swap agreements may be negotiated bilaterally and traded OTC between two parties or, in some instances, must be transacted through a futures commission merchant and cleared through a clearinghouse that serves as a central counterparty. Certain risks are reduced (but not eliminated) if a fund invests in cleared swaps. Certain standardized swaps, including certain credit default swaps, are subject to mandatory clearing, and more are expected to be in the future. The counterparty risk for cleared derivatives is generally lower than for uncleared derivatives, but cleared contracts are not risk-free.

Swap agreements may increase or decrease the overall volatility of the Fund’s investments and the price of its Shares. The performance of swap agreements may be affected by a change in the specific interest rate, currency or other factors that determine the amounts of payments due to and from the Fund. If a swap agreement calls for payments by the Fund, the Fund must be prepared to make such payments when due. In addition, if the counterparty’s creditworthiness declines, the value of a swap agreement would likely decline, potentially resulting in losses.

Generally, swap agreements have fixed maturity dates that are agreed upon by the parties to the swap. The agreement can be terminated before the maturity date only under limited circumstances, such as default by or insolvency of one of the parties and can be transferred by a party only with the prior written consent of the other party. The Fund may be able to eliminate its exposure under a swap agreement either by assignment or other disposition, or by entering into an offsetting swap agreement with the same party or a similarly creditworthy party.

If the counterparty is unable to meet its obligations under the contract, declares bankruptcy, defaults or becomes insolvent, it is possible that the Fund may not be able to recover the money it expected to receive under the contract.

A swap agreement can be a form of leverage, which can magnify the Fund’s gains or losses. The use of swaps can cause the Fund to be subject to additional regulatory requirements, which may generate additional Fund expenses. The Fund monitors any swaps with a view towards ensuring that the Fund remains in compliance with all applicable regulatory, investment and tax requirements.

General Limitations on Certain Futures, Options and Swap Transactions. The Adviser, with respect to the Fund, has filed a notice of eligibility for an exclusion from the definition of the term “commodity pool operator” with the U.S. Commodity Futures Trading Commission (the “CFTC”) and the National Futures Association (the “NFA”), which regulate trading in the futures markets. Pursuant to CFTC Regulation 4.5, the Adviser and the Fund expect not to be subject to regulation as a commodity pool or commodity pool operator under the CEA. If the Adviser or the Fund becomes subject to these requirements, as well as related NFA rules, the Fund may incur additional compliance and other expenses.

Convertible Securities. Convertible securities are bonds, debentures, notes, preferred stocks or other securities that may be converted into or exchanged for a specified amount of common stock or other equity security of the same or a different issuer within a particular period of time at a specified price or formula. A convertible security entitles its holder to receive interest that is generally paid or accrued on debt or a dividend that is paid on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Before conversion, convertible securities have characteristics similar to nonconvertible income securities in that they ordinarily provide a stable stream of income with generally higher yields than those of common stocks of the same or similar issuers, but lower yields than comparable nonconvertible securities. The investment value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors also may have an effect on the convertible security’s investment value. Convertible securities rank senior to common stock in a corporation’s capital structure but are usually subordinated to comparable nonconvertible securities.

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Convertible securities may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument.

Many convertible securities have credit ratings that are below investment grade and are subject to the same risks as an investment in lower-rated debt securities (commonly known as “junk bonds”). Lower-rated debt securities involve greater risks than investment grade debt securities. Lower-rated debt securities may fluctuate more widely in price and yield and may fall in price during times when the economy is weak or is expected to become weak. The credit rating of a company’s convertible securities is generally lower than that of its non-convertible debt securities. Convertible securities are normally considered “junior” securities and, as such, the company usually must pay interest on its non-convertible debt securities before it can make payments on its convertible securities. If the issuer stops paying interest or principal, convertible securities may become worthless, and the Fund could lose its entire investment.

Zero Coupon and PIK Bonds. The Fund may invest in zero coupon or PIK bonds. Because investors in zero coupon or PIK bonds receive no cash prior to the maturity or cash payment date applicable thereto, an investment in such securities generally has a greater potential for complete loss of principal and/or return than an investment in debt securities that make periodic interest payments. Such investments are more vulnerable to the creditworthiness of the issuer and any other parties upon which performance relies.

Stressed and Distressed Investments. The Fund may invest in securities and other obligations of companies that involve significant financial or business distress, including companies involved in bankruptcy or other reorganization and liquidation proceedings. These securities may present a substantial risk of default, including the loss of the entire investment, or may be in default. Distressed securities include loans, bonds and notes, many of which are not publicly traded, and may involve a substantial degree of risk. In certain periods, there may be little or no liquidity in the markets for distressed securities meaning that the Fund may be unable to exit its position.

The Fund may incur additional expenses to the extent it is required to seek recovery upon a default in the payment of principal of or interest on its portfolio holdings. In any investment opportunity involving any such type, there exists the risk that the contemplated transaction either will be unsuccessful, will take considerable time or will result in a distribution of cash or new securities, the value of which may be less than the purchase price paid by the Fund for the securities or other financial instruments in respect of which such distribution is received. Similarly, if an anticipated transaction does not in fact occur, the Fund may be required to sell its investment at a loss. The consummation of such transactions can be prevented or delayed by a variety of factors, including, but not limited to: (i) intervention of a regulatory agency; (ii) market conditions resulting in material changes in securities prices; (iii) compliance with any applicable bankruptcy, insolvency or securities laws; and/or (iv) the inability to obtain adequate financing. Because there is substantial uncertainty concerning the outcome of transactions involving financially troubled companies in which the Fund invests, there is a potential risk of loss by the Fund of its entire investment in such companies.

Equity Securities. Equity securities in which the Fund may invest include common stocks, preferred stocks, convertible securities and warrants. This may include the equity securities of venture capital and growth equity sponsors. Common stocks and preferred stocks represent shares of ownership in a corporation. Preferred stocks usually have specific dividends and rank after bonds and before common stock in claims on assets of the corporation should it be dissolved. Increases and decreases in earnings are usually reflected in a corporation’s stock price. Convertible securities are debt or preferred equity securities convertible into common stock. Usually, convertible securities pay dividends or interest at rates higher than common stock, but lower than other securities. Convertible securities usually participate to some extent in the appreciation or depreciation of the underlying stock into which they are convertible.

Preferred securities, which are a form of hybrid security (i.e., a security with both debt and equity characteristics), may pay fixed or adjustable rates of return. Preferred securities are subject to issuer-specific and market risks applicable generally to equity securities, however, unlike common stocks, participation in the growth of an issuer may be limited. Distributions on preferred securities are generally payable at the discretion of the issuer’s board and after the company makes required payments to holders of its bonds and other debt securities. For this reason, the value of preferred securities will usually react more strongly than bonds and other debt securities to actual or perceived changes in the company’s financial condition or prospects. Preferred securities of smaller companies may be more vulnerable to adverse developments than preferred securities of larger companies. Preferred securities may be less liquid than common stocks. Preferred securities may include provisions that permit the issuer, at its discretion, to defer or omit distributions for a stated period

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without any adverse consequences to the issuer. Preferred shareholders may have certain rights if distributions are not paid but generally have no legal recourse against the issuer and may suffer a loss of value if distributions are not paid. Generally, preferred shareholders have no voting rights with respect to the issuer unless distributions to preferred shareholders have not been paid for a stated period, at which time the preferred shareholders may elect a number of directors to the issuer’s board. Generally, once all the distributions have been paid to preferred shareholders, the preferred shareholders no longer have voting rights.

Warrants are options to buy a stated number of shares of common stock at a specified price anytime during the life of the warrants. Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle their holder to purchase, and they do not represent any rights in the assets of the issuer. As a result, warrants and rights may be considered more speculative than certain other types of investments. In addition, the value of a warrant or right does not necessarily change with the value of the underlying securities. The Fund could lose the value of a warrant or right if the right to subscribe to additional shares is not exercised prior to the warrant’s or right’s expiration date. The market for warrants and rights may be very limited and there may at times not be a liquid secondary market for warrants and rights.

Securities of Other Investment Companies. The Fund may invest, subject to applicable regulatory limits, in the securities of other investment companies, including open-end management companies, closed-end management companies (including business development companies or “BDCs”) and unit investment trusts. The Fund may also invest in ETFs, as described in additional detail under “ETFs and Other Exchange-Traded Investment Vehicles” below.

Under the 1940 Act, subject to the Fund’s own more restrictive limitations, if any, the Fund’s investment in securities issued by other investment companies, subject to certain exceptions, currently is limited to: (1) 3% of the total voting stock of any one investment company; (2) 5% of the Fund’s total assets with respect to any one investment company; and (3) 10% of the Fund’s total assets in the aggregate (such limits do not apply to investments in money market funds). Exemptions in the 1940 Act or the rules thereunder may allow the Fund to invest in another investment company in excess of these limits. In particular, Rule 12d1-4 under the 1940 Act allows the Fund to acquire the securities of another investment company, including ETFs, in excess of the limitations imposed by Section 12(d)(1) of the 1940 Act, subject to certain limitations and conditions on the Fund and the Adviser, including limits on control and voting of acquired funds’ shares, evaluations and findings by the Adviser and limits on most three-tier fund structures.

When investing in the securities of other investment companies, the Fund will be indirectly exposed to all the risks of such investment companies’ portfolio securities. In addition, as a shareholder in an investment company, the Fund would indirectly bear its pro rata share of that investment company’s advisory fees and other operating expenses. Fees and expenses incurred indirectly by the Fund as a result of its investment in shares of one or more other investment companies generally are referred to as “acquired fund fees and expenses” and may appear as a separate line item in the Fund’s fee table in the Prospectus. For certain investment companies, such as BDCs, these expenses may be significant. In addition, the shares of closed-end management companies may involve the payment of substantial premiums above, while the sale of such securities may be made at substantial discounts from, the value of such issuer’s portfolio securities. Historically, shares of closed-end funds, including BDCs, have frequently traded at a discount to their net asset value, which discounts have, on occasion, been substantial and lasted for sustained periods of time.

Certain money market funds that operate in accordance with Rule 2a-7 under the 1940 Act float their NAV while others seek to preserve the value of investments at a stable NAV (typically $1.00 per share). An investment in a money market fund, even an investment in a fund seeking to maintain a stable NAV per share, is not guaranteed, and it is possible for the Fund to lose money by investing in these and other types of money market funds. In certain circumstances, the money market fund may impose (or be required to impose) a fee of up to 2% on amounts the Fund redeems from the money market fund (i.e., impose a liquidity fee).

ETFs and Other Exchange-Traded Investment Vehicles. The Fund may invest, subject to applicable regulatory limits, in the securities of ETFs and other pooled investment vehicles that are traded on an exchange and that hold a portfolio of securities or other financial instruments (collectively, “exchange-traded investment vehicles”). When investing in the securities of exchange-traded investment vehicles, the Fund will be indirectly exposed to all the risks of the portfolio securities or other financial instruments they hold. The performance of an exchange-traded investment vehicle will be reduced by transaction and other expenses, including fees paid by the exchange-traded investment vehicle to service providers. ETFs are investment companies that are registered as open-end management companies or unit investment trusts. The limits that apply to the Fund’s

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investment in securities of other investment companies generally apply also to the Fund’s investment in securities of ETFs.

Shares of exchange-traded investment vehicles are listed and traded in the secondary market. Many exchange- traded investment vehicles are passively managed and seek to provide returns that track the price and yield performance of a particular index or otherwise provide exposure to an asset class (e.g., currencies or commodities). Although such exchange-traded investment vehicles may invest in other instruments, they largely hold the securities (e.g., common stocks) of the relevant index or financial instruments that provide exposure to the relevant asset class. The share price of an exchange-traded investment vehicle may not track its specified market index, if any, and may trade below its net asset value. An active secondary market in the shares of an exchange-traded investment vehicle may not develop or be maintained and may be halted or interrupted due to actions by its listing exchange, unusual market conditions, or other reasons. There can be no assurance that the shares of an exchange-traded investment vehicle will continue to be listed on an active exchange.

Repurchase Agreements. The Fund may invest in repurchase agreements. A repurchase agreement is a contractual agreement whereby the seller of securities agrees to repurchase the same security at a specified price on a future date agreed upon by the parties. The agreed-upon repurchase price determines the yield during the Fund’s holding period. Repurchase agreements are considered to be loans collateralized by the underlying security that is the subject of the repurchase contract. The Fund will only enter into repurchase agreements with registered securities dealers or domestic banks that, in the opinion of the Adviser, present minimal credit risk. The risk to the Fund is limited to the ability of the issuer to pay the agreed-upon repurchase price on the delivery date; however, although the value of the underlying collateral at the time the transaction is entered into always equals or exceeds the agreed-upon repurchase price, if the value of the collateral declines there is a risk of loss of both principal and interest. In the event of default, the collateral may be sold but the Fund might incur a loss if the value of the collateral declines, and might incur disposition costs or experience delays in connection with liquidating the collateral. In addition, if bankruptcy proceedings are commenced with respect to the seller of the security, realization upon the collateral by the Fund may be delayed or limited. The Adviser will monitor the value of the collateral at the time the transaction is entered into and at all times subsequent during the term of the repurchase agreement in an effort to determine that such value always equals or exceeds the agreed-upon repurchase price. In the event the value of the collateral declines below the repurchase price, the Adviser will demand additional collateral from the issuer to increase the value of the collateral to at least that of the repurchase price, including interest.

Reverse Repurchase Agreements. In a reverse repurchase agreement, the Fund sells portfolio securities to another party and agrees to repurchase the securities at an agreed-upon price and date, which reflects an interest payment. Reverse repurchase agreements involve the risk that the other party will fail to return the securities in a timely manner, or at all, which may result in losses to the Fund. The Fund could lose money if it is unable to recover the securities and the value of the collateral held by the Fund is less than the value of the securities. These events could also trigger adverse tax consequences to the Fund. Reverse repurchase agreements also involve the risk that the market value of the securities sold will decline below the price at which the Fund is obligated to repurchase them. When the Fund enters into a reverse repurchase agreement, any fluctuations in the market value of either the securities transferred to another party or the securities in which the proceeds may be invested would affect the market value of the Fund’s assets. During the term of the agreement, the Fund may also be obligated to pledge additional cash and/or securities in the event of a decline in the fair value of the transferred security. The Adviser monitors the creditworthiness of counterparties to reverse repurchase agreements. With respect to reverse repurchase agreements or other similar financing transactions in particular, Rule 18f-4 under the 1940 Act permits the Fund to enter into such transactions if the Fund either (i) complies with the asset coverage requirements of Section 18 of the 1940 Act (that is, the value of the Fund’s total assets less all liabilities and indebtedness not represented by senior securities (for these purposes, “total net assets”) is at least 300% of the senior securities representing indebtedness) or (ii) treats all such transactions as derivatives transactions for all purposes under Rule 18f-4.

Restricted Securities and Rule 144A Securities. The Fund may invest in “restricted securities,” which generally are securities that may be resold to the public only pursuant to an effective registration statement under the 1933 Act or an exemption from registration. Regulation S under the 1933 Act is an exemption from registration that permits, under certain circumstances, the resale of restricted securities in offshore transactions, subject to certain conditions, and Rule 144A under the 1933 Act is an exemption that permits the resale of certain restricted securities to qualified institutional buyers. Since its adoption by the SEC in 1990, Rule 144A has facilitated trading of restricted securities among qualified institutional investors. To the extent restricted

9

securities held by the Fund qualify under Rule 144A and an institutional market develops for those securities, the Fund expects that it will be able to dispose of the securities without registering the resale of such securities under the 1933 Act. However, to the extent that a robust market for such 144A securities does not develop, or a market develops but experiences periods of illiquidity, investments in Rule 144A securities could increase the level of the Fund’s illiquidity.

Where an exemption from registration under the 1933 Act is unavailable, or where an institutional market is limited, the Fund may, in certain circumstances, be permitted to require the issuer of restricted securities held by the Fund to file a registration statement to register the resale of such securities under the 1933 Act. In such case, the Fund will typically be obligated to pay all or part of the registration expenses, and a considerable period may elapse between the decision to sell and the time the Fund may be permitted to resell a security under an effective registration statement. If, during such a period, adverse market conditions were to develop, or the value of the security were to decline, the Fund might obtain a less favorable price than prevailed when it decided to sell. Restricted securities for which no market exists are priced by a method that the Portfolio Fund Managers believe accurately reflects fair value.

Special Purpose Acquisition Companies. The Fund may invest in stock, warrants or other securities of special purpose acquisition companies (“SPACs”) or similar special purpose entities that pool funds to seek potential acquisition opportunities. Unless and until an acquisition is completed, a SPAC or similar entity generally maintains assets (less a portion retained to cover expenses) in a trust account composed of U.S. Government securities, money market securities, and cash. If an acquisition is not completed within a pre-established period of time, the invested funds are returned to the entity’s shareholders.

Because SPACs and similar entities are essentially blank-check companies without an operating history or ongoing business other than seeking acquisitions, the value of their securities is particularly dependent on the ability of the entity’s management to identify and complete a profitable acquisition. SPACs may allow shareholders to redeem their pro rata investment immediately after the SPAC announces a proposed acquisition, which may prevent the entity’s management from completing the transaction. Some SPACs may pursue acquisitions only within certain industries or regions, which may increase the volatility of their prices. In addition, SPACs may trade in the over-the-counter market and, accordingly, may be considered illiquid and/or be subject to restrictions on resale.

Private Investments in Public Equity. The Fund may invest in securities issued in private investments in public equity transactions, commonly referred to as “PIPEs.” A PIPE investment involves the sale of equity securities, or securities convertible into equity securities, in a private placement transaction by an issuer that already has outstanding, publicly traded equity securities of the same class.

Shares acquired in PIPEs are commonly sold at a discount to the current market value per share of the issuer’s publicly traded securities. Securities acquired in PIPEs generally are not registered with the SEC until after a certain period of time from the date the private sale is completed, which may be months and perhaps longer.

PIPEs may contain provisions that require the issuer to pay penalties to the holder if the securities are not registered within a specified period. Until the public registration process is completed, securities acquired in PIPEs are restricted and, like investments in other types of restricted securities, may be illiquid. Any number of factors may prevent or delay a proposed registration. Prior to or in the absence of registration, it may be possible for securities acquired in PIPEs to be resold in transactions exempt from registration under the 1933 Act. There is no guarantee, however, that an active trading market for such securities will exist at the time of disposition, and the lack of such a market could hurt the market value of the Fund’s investments. Even if the securities acquired in PIPEs become registered, or the Fund is able to sell the securities through an exempt transaction, the Fund may not be able to sell all the securities it holds on short notice and the sale could impact the market price of the securities.

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MANAGEMENT OF THE FUND

Further Information Regarding Management of the Fund

Information regarding the Trustees and officers of the Fund, including brief biographical information, is set forth below.

Board of Trustees

The Trustees of the Fund, their years of birth, addresses, positions held, lengths of time served, principal business occupations during the past five years, the number of portfolios in the Fund Complex (as defined below) overseen by each Trustee and other trusteeships, if any, held by the Trustees, are shown below. The Trustees have been divided into two groups—Interested Trustees and Independent Trustees. As set forth in the Declaration of Trust, each Trustee’s term of office shall continue until the Trustee’s death, resignation or removal. Each Trustee who reaches the age of 80 shall retire from service as a Trustee on the last day of the month in which he or she attains such age.

The address of each Trustee is care of the Secretary of the Fund at One North Wacker Drive, Suite 2700, Chicago, IL 60606.

Name and Year of Birth	Position(s) held with the Fund	Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen by Trustee(1)	Other Trusteeships Held by Trustee During Past 5 Years

Independent Trustees(2)

William Adams IV (1955)	Trustee	Since inception	Retired	2	Trustee, Adams Street Credit Solutions Fund (since 2026); Director, North Square Evanston Multi-Alpha Fund (2020-2024)

Victoria J. Herget (1951)	Trustee	Since inception	Retired	2	Trustee, Adams Street Credit Solutions Fund (since 2026) and certain of the Invesco Exchange-Traded Funds (since 2019)

Frank M. Porcelli (1961)	Trustee	Since inception	Partner at Convergency Partners (since 2020)	2	Trustee, Adams Street Credit Solutions Fund (since 2026); Director, Smart Sand, Inc. (since 2021)

Interested Trustees(3)

James F. Walker (1963)	Trustee and Chair	Since inception	Retired; Partner, Global Head of Wealth at Adams Street (2024-2026); Partner, Chief Operating Officer at Adams Street (2017-2024)	2	Trustee, Adams Street Credit Solutions Fund (since 2026)

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Name and Year of Birth	Position(s) held with the Fund	Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen by Trustee(1)	Other Trusteeships Held by Trustee During Past 5 Years

Miguel F. Gonzalo (1972)	Trustee	Since inception	Head of Investments Strategy and Risk Management at Adams Street (since 2014); Partner, Investor Relations at Adams Street (2001-2013)	2	Trustee, Adams Street Credit Solutions Fund (since 2026)

(1)

The term “fund complex” means two or more registered investment companies that: (i) hold themselves out to investors as related companies for purposes of investment and investor services; or (ii) have a common investment adviser or have an investment adviser that is an affiliated person of the investment adviser of any of the other registered investment companies.

(2)	Each Independent Trustee serves on the Board’s Audit Committee and Nominating and Governance Committee.

(3)

Mr. Gonzalo is an interested person of the Fund due to his affiliation with the Adviser. Mr. Walker also is an interested person of the Fund, as he remains an interested person of the Adviser notwithstanding his retirement from Adams Street as of March 31, 2026.

Executive Officers

Certain biographical and other information relating to the officers of the Fund who are not Trustees is set forth below, including their ages, addresses, positions held, lengths of time served and principal business occupations during the past five years. The term of office for each officer is indefinite (i.e., until death, resignation, retirement, or removal). The address of each officer is care of the Secretary of the Fund at One North Wacker Drive, Suite 2700, Chicago, IL 60606.

Name and Year of Birth	Position(s) held with the Fund	Length of Time Served	Principal Occupation(s) During Past 5 Years

Steve Landau (1972)	President and Chief Executive Officer	Since inception	Partner & Head of Product Strategy at Adams Street since 2018

Shannon Carlin (1984)	Vice President, Chief Financial Officer and Treasurer	Since inception	Principal & Director of Private Credit Investment Accounting, Client Operations at Adams Street since 2024; Director at Vista Equity Partners, 2022-2024; Director at PricewaterhouseCoopers, 2019-2022

Eric R. Mansell (1973)	Vice President, Chief Legal Officer and Secretary	Since inception	Partner & Chief Legal Officer at Adams Street since 2021; Partner, Associate General Counsel at Adams Street, 2006-2021

Vikas Sharma (1979)	Chief Compliance Officer	Since inception	Chief Compliance Officer of StepStone Private Credit Fund since 2023; Director and Chief Compliance Officer at ACA Group since 2022; Deputy Chief Compliance Officer at Nephila Capital, 2021-2022; Senior Compliance Officer at CORE CCO, 2020-2021; Consultant at VN Advisers, 2019-2020

Lizzie Gomez (1986)	Vice President and Assistant Secretary	Since inception	Principal, Legal at Adams Street since 2024; Legal counsel at Stone Ridge Asset Management, 2020-2024

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Biographical Information and Discussion of Experience and Qualifications of Trustees

The following is a summary of the experience, qualifications, attributes and skills of each Trustee that support the conclusion, as of the date of this SAI, that each Trustee should serve as a Trustee of the Fund.

Independent Trustees

William Adams IV. Mr. Adams has over three decades of experience in the investment management industry. He previously served in senior leadership positions at Nuveen, the investment management division of Teachers Insurance and Annuity Association of America. Mr. Adams previously served on the boards of trustees of the Evanston Alternative Opportunities Fund and certain funds in the Nuveen Funds complex.

Victoria J. Herget. Ms. Herget has over three decades of experience in the investment management industry. She previously served in senior leadership positions at Zurich Scudder Investments, the U.S. asset management unit of Zurich Financial Services, and its predecessor firms. Ms. Herget currently serves on the board of trustees of certain funds in the Invesco Exchange-Traded Funds complex, and previously served on the boards of trustees/directors of certain funds in the Oppenheimer Funds and First American Funds complexes.

Frank M. Porcelli. Mr. Porcelli has over three decades of experience in the investment management industry. He currently is a managing partner at Convergency Partners, an advisory and consulting business focused on the asset management, wealth management and financial technology industries, and serves on the board of Smart Sand, Inc. Mr. Porcelli previously served in senior leadership positions at BlackRock, Putnam Investments and Goldman Sachs.

Interested Trustees

James F. Walker. Mr. Walker has over three decades of experience in the investment management industry. From 2024 to 2026, Mr. Walker led Adams Street’s wealth management business, with an emphasis on developing and scaling of products and services designed to service financial advisors and their clients. From 2017 to 2024, he served as Adams Street’s Chief Operating Officer, overseeing the firm’s finance, human resources, legal, information technology, and client reporting functions. Prior to joining Adams Street, he was the Chief Operating Officer for Credit Suisse’s Private Bank Americas where he had full P&L responsibility in addition to overseeing the finance, human resources, legal, compliance, and technology functions. Prior to Credit Suisse, Mr. Walker spent seven years at Morgan Stanley Global Wealth Management where he served on the management committee and held several roles including Director of Product Strategy, Director of the Consulting Group, and Chief Operating Officer of Investment Products. Before Morgan Stanley, he spent nearly two decades at Merrill Lynch with his final role being Chief Administrative Officer for the Global Private Client business.

Miguel F. Gonzalo. Mr. Gonzalo sets investment strategy and leads Adams Street’s risk management function while collaborating with investors to formulate strategies that leverage Adams Street’s global investment capabilities. He works closely with investors in the management of their portfolios, including the development and ongoing monitoring of their private market programs. He is actively involved in the portfolio construction and monitoring of the firm’s various fund of funds programs and separate accounts. Prior to joining Adams Street, Mr. Gonzalo was Head of the Performance Analysis Group in the Asset Allocation/Currency Group of Brinson Partners where he oversaw the design and management of Brinson’s performance attribution and analytics systems. He is also a member of the CFA Society of Chicago and the CFA Institute.

Trustee Share Ownership

For each Trustee, the dollar range of equity securities beneficially owned by the Trustee in the Fund and in the Family of Investment Companies Overseen by the Trustee as of December 31, 2025 is set forth in the table below.

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies(1)
Independent Trustees
William Adams IV	None	None
Victoria J. Herget	None	None
Frank M. Porcelli	None	Over $100,000

Interested Trustees
James F. Walker	None	Over $100,000
Miguel F. Gonzalo	None	None

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(1)

The term “family of investment companies” means any two or more registered investment companies that: (i) share the same investment adviser or principal underwriter; and (ii) hold themselves out to investors as related companies for purposes of investment and investor services.

As to each Independent Trustee and his or her immediate family members, no person owned beneficially or of record securities of an investment adviser or principal underwriter of the Fund, or a person (other than a registered investment company) directly or indirectly controlling, controlled by or under common control with an investment adviser or principal underwriter of the Fund.

Trustee Compensation

The Independent Trustees are each paid an annual retainer of $50,000. The Chair of the Audit Committee will receive an additional $3,333.33 per year. The Independent Trustees are also reimbursed for out-of-pocket expenses in connection with providing services to the Fund. The Trustees who are “interested persons,” as defined in the 1940 Act, of the Fund and the Fund’s officers do not receive compensation from the Fund. The Fund does not have any retirement plan for the Fund’s Trustees. The following table sets forth the compensation expected to be paid by the Fund, and the total compensation expected to be paid by all funds in the fund complex, to the Independent Trustees during the fiscal year ending March 31, 2027.

Name of Independent Trustee	Aggregate Compensation from the Fund	Total Compensation from the Fund Complex
William Adams IV	$53,333	$106,666
Victoria J. Herget	$50,000	$100,000
Frank M. Porcelli	$50,000	$100,000

Compensation of the Portfolio Managers

Portfolio managers receive a competitive base salary and may also receive a bonus based on Adams Street’s, the individual’s and their respective team’s overall performance. The portfolio managers may also receive carried interest in certain of Adams Street’s funds. The Adviser reviews the compensation of each portfolio manager twice a year.

Other Accounts Managed by the Portfolio Managers

The following table lists the number and types of accounts, other than the Fund, managed by the Fund’s primary portfolio managers and assets under management in those accounts, as of March 31, 2026. None of the Fund’s primary portfolio managers owned Shares as of March 31, 2026.

Type of Account	Number of Accounts Managed	Total Assets Managed	Number of Accounts Managed for which Management Fee is Performance Based	Assets Managed for which Management Fee is Performance Based
Joseph Goldrick
Registered Investment Companies	1	$558,237,943	1	$558,237,943
Other Pooled Investment Vehicles	1	$113,580,394	1	$113,580,394
Other Accounts	0	$0	0	$0

Stephen Bluestein
Registered Investment Companies	0	$0	0	$0
Other Pooled Investment Vehicles	0	$0	0	$0
Other Accounts	0	$0	0	$0

Brian Dudley
Registered Investment Companies	0	$0	0	$0
Other Pooled Investment Vehicles	0	$0	0	$0
Other Accounts	0	$0	0	$0

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Codes of Ethics

The Fund and the Adviser have each adopted a code of ethics that (i) establishes procedures for personal investments and restricts certain personal securities transactions and (ii) contains provisions reasonably necessary to prevent access persons (as such term is defined in Rule 17j-1 under the 1940 Act) from engaging in any conduct prohibited by paragraph (b) of Rule 17j-1. Personnel subject to these codes may invest in securities for their personal investment accounts, including securities that may be purchased or held by the Fund, so long as such investments are made in accordance with the applicable code’s requirements. The codes of ethics are included as exhibits to the registration statement of which this SAI forms a part. In addition, the codes of ethics are available on the EDGAR database on the SEC’s website at www.sec.gov. Shareholders may also obtain copies of each code of ethics, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov.

Proxy Voting Policies

The Fund’s investments do not typically convey traditional voting rights, and the occurrence of corporate governance or other consent or voting matters for this type of investment is substantially less than that encountered in connection with registered equity securities. On occasion, however, the Fund may receive notices or proposals from a Portfolio Fund or a portfolio company held through a Direct Investment seeking the consent of or voting by holders, and may also vote on matters relating to the other Venture Capital and Growth Companies. The Board has delegated the voting of proxies for the securities held in the Fund’s portfolio to the Adviser pursuant to the Adviser’s proxy voting policies and procedures. Under these policies, the Adviser will vote proxies, amendments, consents or resolutions related to Fund securities in the best interests of the Fund and its Shareholders. The Adviser’s proxy voting procedures are included in Appendix B of this SAI. Information regarding how the Adviser voted proxies related to the Fund’s portfolio holdings during the 12-month period ending June 30 is available, without charge, (i) upon request by calling 844-705-0580, (ii) on the Fund’s website at avngr.evergreen-funds.adamsstreetpartners.com or (iii) on the SEC’s website at www.sec.gov.

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PORTFOLIO TRANSACTIONS

The Adviser is responsible for decisions to buy and sell securities for the Fund, the selection of brokers and dealers to effect the transactions and the negotiation of prices and any brokerage commissions. In effecting securities transactions, the Fund seeks to obtain the best price and execution of orders. The Adviser is responsible for arranging for the execution of the Fund’s portfolio transactions and will do so in a manner deemed fair and reasonable to the Fund and in accordance with the Adviser’s investment allocation policy. The primary consideration in all portfolio transactions is prompt execution of orders in an effective manner at the most favorable price. In selecting broker-dealers and in negotiating prices and any brokerage commissions on such transactions, the Adviser considers the firm’s reliability, integrity and financial condition and the firm’s execution capability, the size and breadth of the market for the security, the size of and difficulty in executing the order, and the best net price. There may be instances when, in the judgment of the Adviser, more than one firm can offer comparable execution services. A commission paid to such brokers may be higher than that which another qualified broker would have charged for effecting the same transaction, provided that the Adviser determines in good faith that such commission is reasonable in terms either of the transaction or the overall responsibility of the Adviser to the Fund and its other clients and that the total commissions paid by the Fund will be reasonable in relation to the benefits to the Fund over the long-term. The Management Fee will not be reduced if the Adviser receives brokerage and research services. Commission rates for brokerage transactions on foreign stock exchanges are generally fixed.

With respect to other types of securities, the Fund may purchase certain money market instruments directly from an issuer, in which case no commissions or discounts are paid, may purchase securities in the over-the-counter market from an underwriter or dealer serving as market maker for the securities, in which case the price includes a fixed amount of compensation to the underwriter or dealer, and may purchase and sell listed securities on an exchange, which are effected through brokers who charge a commission for their services.

Purchases and sales of certain debt securities generally are transacted with issuers, underwriters, or dealers that serve as primary market-makers, who act as principals for the securities on a net basis. Most of these transactions will be principal transactions at net prices for which the Fund generally will incur little or no brokerage costs. The Fund may be required to pay fees, or forgo a portion of interest and any fees payable to the Fund, to a lender selling assignments or participations to the Fund. The Adviser will determine the lenders from whom the Fund will purchase assignments and participations by considering their professional ability, level of service, relationship with the borrower, financial condition, credit standards and quality of management. Affiliates of the Adviser may participate in the primary and secondary market for certain debt securities, including loans. Because of certain limitations imposed by the 1940 Act, this may restrict the Fund’s ability to acquire certain loans. The Adviser does not believe that this will have a material effect on the Fund’s ability to acquire those loans consistent with its investment policies. Sales to dealers are effected at bid prices.

In some instances, the Fund will purchase interests in a Portfolio Fund directly from the Portfolio Fund, and in other instances the Fund will purchase interests in a Portfolio Fund from a third party, and such purchases by the Fund may be, but are generally not, subject to transaction expenses. Nevertheless, the Fund anticipates that some of its portfolio transactions (including investments in Portfolio Funds by the Fund) may be subject to expenses.

CERTAIN CONSIDERATIONS APPLICABLE TO U.S. RETIREMENT PLANS AND ARRANGEMENTS

Persons who are fiduciaries with respect to investors using the plan assets of U.S. employee benefit plans or other retirement arrangements (“Plans”), including employee benefit plans or entities subject to the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (an “ERISA Plan”), “individual retirement accounts” (each, an “IRA”), Keogh plans or other arrangements or entities which are not subject to ERISA but are subject to the prohibited transaction rules of Section 4975 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (together with ERISA Plans, “Benefit Plans”) should consider, among other things, the matters described below before determining whether to invest in the Fund.

The following discussion of certain ERISA and related considerations is based on statutory authority and judicial and administrative interpretations as of the date of this SAI and is designed only to provide a general understanding of certain basic issues. Accordingly, this discussion should not be considered legal advice and the trustees and other fiduciaries of each Plan are encouraged to consult their own legal advisors on these matters.

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General Fiduciary Considerations

ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, an obligation not to engage in a prohibited transaction and other standards. Plans that are not subject to ERISA may be subject to similar requirements under other applicable law. Accordingly, in determining whether an investment in the Fund is appropriate for a Plan, fiduciaries should give appropriate consideration to, among other things, the role that the investment plays in the composition of the Plan’s portfolio with regard to diversification, the liquidity and current return of the total portfolio relative to the anticipated cash flow needs of the Plan, the income tax consequences of the investment and the projected return of the total portfolio relative to the Plan’s funding objectives. Before investing the assets of a Plan in the Fund, a fiduciary should determine whether such an investment is consistent with its fiduciary responsibilities and the foregoing considerations. For example, a fiduciary should consider whether an investment in the Fund may be too illiquid or too speculative for a particular Plan, and whether the assets of the Plan would be sufficiently diversified. Fiduciaries of such plans or arrangements also should confirm that investment in the Fund is consistent, and complies, with the governing provisions of the plan or arrangement, including any eligibility and nondiscrimination requirements that may be applicable under law with respect to any “benefit, right or feature” affecting the qualified status of the plan or arrangement, which may be of particular importance for certain participant-directed plans given that the Fund sells Shares only to Eligible Investors, as described herein. If a fiduciary with respect to any ERISA Plan breaches its responsibilities with regard to selecting an investment or an investment course of action for such ERISA Plan, the fiduciary itself may be held liable for losses incurred by the ERISA Plan as a result of such breach.

In addition, each Plan should consider the fact that none of the Adviser, the Board or any of their respective affiliates or employees will act as a fiduciary to any Plan with respect to the decision to invest such Plan’s assets in the Fund or with respect to the operation and management of the Fund. Neither the Adviser nor the Board is undertaking to provide any advice or recommendation, including, without limitation, in a fiduciary capacity, with respect to a prospective investor’s decision to invest in the Fund, and such decision must be made by each prospective investor on an arm’s length basis. It is intended, as discussed below, that the Fund will not hold “plan assets” of any Benefit Plan for purposes of Title I of ERISA and Section 4975 of the Code (“Plan Assets”).

Prohibited Transactions

Fiduciaries of Benefit Plans should also consider whether an investment in the Fund could involve a direct or indirect transaction with a “party in interest” or “disqualified person” as defined in ERISA and Section 4975 of the Code, and if so, whether an exemption is available. ERISA and Section 4975 of the Code contain a statutory prohibited transaction exemption permitting a Benefit Plan to enter into a transaction with a person who is a party in interest or a disqualified person solely by reason of being a non-fiduciary service provider to the Benefit Plan or being affiliated with such a service provider, provided that the transaction is for “adequate consideration.” Certain administrative prohibited transaction exemptions may also be available.

Fiduciaries of Benefit Plans should also consider whether an investment in the Fund could involve a conflict of interest. A prohibited conflict could occur, for example, if the fiduciary acting on behalf of a Benefit Plan has any interest in or affiliation with the Fund, the Adviser or the Board that could affect the fiduciary’s best judgment as a fiduciary, even if exemptive relief might otherwise be available.

A nonexempt prohibited transaction could result in significant penalties, liabilities, excise taxes or other adverse consequences to the relevant fiduciary, party in interest or disqualified person, as applicable.

Plan Assets

The U.S. Department of Labor (“DOL”) has adopted a regulation at 29 C.F.R. § 2510.3-101, as modified by Section 3(42) of ERISA (the “Plan Assets Rules”), which generally provides that when a Benefit Plan acquires an equity interest in certain pooled investment vehicles, such vehicle’s assets are treated as Plan Assets. The Plan Assets Rules provide, however, that, in general, investment companies registered under the 1940 Act are not deemed to be subject to ERISA or Section 4975 of the Code merely because of investments made in the fund by Benefit Plans. Accordingly, the underlying assets of the Fund should not be considered to be the Plan Assets of the Benefit Plans investing in the Fund for purposes of ERISA or Section 4975 of the Code.

The Fund will require each Plan investing in the Fund (and each person causing such Plan to invest in the Fund) to represent that it, and any such fiduciaries responsible for such Plan’s investments (including in its individual

17

or corporate capacity, as may be applicable), are aware of and understand the Fund’s investment objective, policies and strategies, that the decision to invest the Plan’s assets in the Fund was made with appropriate consideration of relevant investment factors with regard to the Plan and is consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under ERISA, Section 4975 of the Code and any similar laws, as applicable.

Reporting Obligations

ERISA and regulations issued thereunder require that fiduciaries of ERISA Plans report to the DOL the current value of and other information with respect to the assets of such plans. Because there is no public market for Shares in the Fund, a Plan fiduciary may not have an independent basis on which to determine the fair market value of such Shares. ERISA Plans may also be required to report certain compensation paid for certain services provided by an entity such as the Fund as “reportable indirect compensation” on Schedule C to IRS Form 5500 (“Form 5500”). To the extent that any compensation arrangements described herein constitute reportable indirect compensation, any such descriptions are intended to satisfy the disclosure requirements for the alternative reporting option for “eligible indirect compensation,” as defined for purposes of Schedule C to Form 5500.

IRA Investors

Shares may be purchased or owned by investors who are investing assets of their IRAs. In consultation with their advisors, each prospective investor that is an IRA should carefully consider whether an investment in the Fund is appropriate for and permissible under the terms of its governing documents. Fiduciaries of investors that are IRAs should consider in particular that Shares in the Fund are illiquid and that it is not expected that a significant market will exist for the resale of such Shares, as well as the other general fiduciary considerations described above.

Although IRAs are not generally subject to ERISA, they are subject to the provisions of Section 4975 of the Code, which prohibit transactions with “disqualified persons” and investments and transactions involving fiduciary conflicts. A prohibited transaction or conflict of interest could arise if the fiduciary making the decision to invest has a personal interest in or affiliation with the Fund, the Adviser, the Board or any of their affiliates, or if the fiduciary’s exercise of best judgment as a fiduciary is otherwise compromised in making such investment decision. A prohibited transaction or conflict of interest that involves the beneficiary of the IRA could result in disqualification of the IRA and assessment of penalties.

The provisions of ERISA and the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA and the Code contained in this SAI is general, does not purport to be a thorough analysis of ERISA or the Code, may be affected by future publication of regulations and rulings and should not be considered legal advice. Potential investors that are Benefit Plans and their fiduciaries should consult their legal advisers regarding the consequences under ERISA and the Code of the acquisition and ownership of Shares. Employee benefit plans that are not subject to the requirements of ERISA or Section 4975 of the Code (such as governmental plans, non-U.S. plans and certain church plans) may be subject to similar rules under other applicable laws or documents, and also should consult their own advisers as to the propriety of an investment in the Fund and any related requirements.

By acquiring Shares of the Fund, a Shareholder acknowledges and agrees that: (i) any information provided by the Fund, the Adviser, the Board or any of their respective affiliates (including information set forth in the Prospectus and this SAI) is not a recommendation to invest in the Fund and that none of the Fund, the Adviser, the Board or any of their respective affiliates is undertaking to provide any investment advice to the Shareholder (impartial or otherwise), or to give advice to the Shareholder, including in a fiduciary capacity, in connection with an investment in the Fund and, accordingly, no part of any compensation received by the Adviser, the Board or any of their affiliates is for the provision of investment advice to the Shareholder; and (ii) the Adviser, the Board and their affiliates have a financial interest in the Shareholder’s investment in the Fund on account of the fees and other compensation they expect to receive from the Fund as disclosed in this SAI, the Prospectus, the Declaration of Trust and the other documents governing the Fund.

18

CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS

The following table sets forth, as of August 31, 2026, information with respect to the beneficial ownership of the Fund’s Shares by each person known to the Fund to beneficially own more than 5% of the outstanding Shares of a particular class of the Fund.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as otherwise noted below, each Shareholder named in the following table has sole voting and investment power with respect to all Shares that it beneficially owns. Each of the record holders of 5% or more of a class of Shares may be deemed not to beneficially own (or may be deemed to have disclaimed beneficial ownership of) some or all of its Shares to the extent it does not have voting and/or dispositive power over such Shares.

Name	Address	Class	Number of Shares Held	Percentage of Shares Held
Aulis & Co., LLC	4 Chase Metrotech Center 18th Floor Brooklyn, NY 11245	Class D	1,000,000	100.00%

Aulis & Co., LLC	4 Chase Metrotech Center 18th Floor Brooklyn, NY 11245	Class I	2,638,022	99.62%

Aulis & Co., LLC	4 Chase Metrotech Center 18th Floor Brooklyn, NY 11245	Class M	24,309,550	100.00%

Shareholders who beneficially own more than 25% of the outstanding Shares of the Fund may be deemed to be a “control person” of the Fund for purposes of the 1940 Act.

As of August 31, 2026, the Trustees and officers of the Fund, as a group, owned beneficially or of record less than 1% of the outstanding Shares of each class of the Fund.

19

FINANCIAL STATEMENTS

Adams Street Venture & Growth Fund

As of March 31, 2026 and

for the period from September 30, 2025

(Inception Date) to March 31, 2026

Financial Statements

20

 Adams Street Venture & Growth Fund

 Table of Contents

 March 31, 2026

21

Report of Independent Registered Public Accounting Firm

To the shareholder and the Board of Trustees of Adams Street Venture & Growth Fund

Opinion on the Financial Statements

We have audited the accompanying statement of assets and liabilities of Adams Street Venture & Growth Fund (the “Fund”), including the schedule of investments, as of March 31, 2026, the statement of operations for the period from September 30, 2025 (Inception Date) to March 31, 2026, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Fund as of March 31, 2026, and the results of its operations for the period from September 30, 2025 to March 31, 2026 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statements are the responsibility of the Fund’s management. Our responsibility is to express an opinion on the Fund’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Fund in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Fund’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

New York, New York
September 22, 2026

We have served as the auditor for one or more Adams Street investment companies since 2025.

22

 Adams Street Venture & Growth Fund

 Schedule of Investments

 As of March 31, 2026

						Amounts in USD
Fund Investments	Footnotes	Investment Type	Geographic Region*	Reference Rate & Spread (if applicable)	Quantity (if applicable)	Cost	Fair Value
Short-Term Investments - 100.3%
State Street Institutional Treasury Plus Money Market Fund - Premier Class	(1)	Money Market Fund	United States	3.60%	100,298	$100,298	$100,298

Total Short-Term Investments						100,298	100,298

Liabilities in excess of other assets - (0.3%)							(298)

Total Net Assets - 100.0%							$100,000

Investment Type allocation					Cost	Fair Value	% of Total Short-Term Investments, at Fair Value
Money Market Fund					$100,298	$100,298	100.0%

Total Short-Term Investments					$100,298	$100,298	100.0%

Geographic Region allocation					Cost	Fair Value	% of Total Short-Term Investments, at Fair Value
United States					$100,298	$100,298	100.0%

Total Short-Term Investments					$100,298	$100,298	100.0%

*	Geographic Region generally reflects the location of the investments and may be different from where the underlying portfolio company assets are located.

(1)	The rate shown is the annualized seven-day yield as of March 31, 2026.

The accompanying notes are an integral part of these financial statements.

23

 Adams Street Venture & Growth Fund

 Statement of Assets and Liabilities

 March 31, 2026

Assets:
Short-term investments, at fair value (cost $100,298)	$100,298
Deferred offering costs (Note 2)	246,063
Dividends receivable	307

Total Assets	346,668

Liabilities:
Due to Adviser (Note 2)	246,063
Accrued organizational costs	605

Total Liabilities	246,668

Commitments and Contingencies (Note 6)

Net assets	$100,000

Components of Net Assets:
Paid-in capital	100,000

Net Assets	$100,000

Class I Shares issued and outstanding (unlimited number of shares authorized)	10,000
Net Asset Value Per Share	$10.00

The accompanying notes are an integral part of these financial statements.

24

 Adams Street Venture & Growth Fund

 Statement of Operations

 For the period from September 30, 2025 (Inception Date) to March 31, 2026

Investment income
Dividend income	$605

Expenses
Organizational costs (Note 2)	317,185

Total expenses	317,185

Less fees waived and/or reimbursed by the Adviser (Note 4)	(316,580)

Total expenses after fees waived and/or reimbursed	605

Net Investment Income (Loss)	$—

Net Increase (Decrease) in Net Assets from Operations	$—

The accompanying notes are an integral part of these financial statements.

25

 Adams Street Venture & Growth Fund

 Notes to Financial Statements

 March 31, 2026

1. ORGANIZATION

Adams Street Venture & Growth Fund (the “Fund”) was organized as a Delaware statutory trust on September 30, 2025 (the “Inception Date”) and is registered under the Investment Company Act of 1940, as amended, as a non-diversified, closed-end management investment company.

The Fund is managed and advised by Adams Street Advisors, LLC (the “Adviser”), a subsidiary of Adams Street Partners, LLC. The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

The business operations of the Fund are supervised under the direction of the Fund’s Board of Trustees (the “Board”), subject to the laws of the State of Delaware and the Fund’s declaration of trust, as may be amended, restated or otherwise modified from time to time.

The Fund’s investment objective is to seek attractive long-term capital appreciation. The Fund will seek to achieve its investment objective by investing in a broad portfolio of investments in private companies that operate across various investment stages of the private equity lifecycle, with an emphasis on private companies in their early (i.e., venture capital) and growth (i.e., the period of scaling the company’s operations) stages of development (“Venture Capital and Growth Companies”). The Fund intends to provide shareholders with access to Venture Capital and Growth Companies that typically are available only to larger institutional investors. The Fund may gain access to Venture Capital and Growth Companies through a number of different approaches, including: (i) secondary investments in (a) the equity and/or debt of Venture Capital and Growth Companies and (b) private funds, holding vehicles or other investment vehicles (“Portfolio Funds”) managed by unaffiliated third-party managers that invest in Venture Capital and Growth Companies (collectively, “Secondary Investments”); (ii) primary direct investments in the equity and/or debt of Venture Capital and Growth Companies, including co-investments (“Direct Investments”); and (iii) primary investments in Portfolio Funds that invest in Venture Capital and Growth Companies.

The Fund also invests a portion of its assets in a portfolio of liquid assets, including: cash; short-term, high-quality (i.e., investment grade or higher), liquid debt securities and other credit instruments; and other investment companies, including money market funds and exchange traded funds.

Investments in the Fund may be made only by eligible investors that are “qualified clients” as defined in Rule 205-3 under the Advisers Act.

The Fund’s activities through March 31, 2026 were limited to organizational matters, the sale and issuance of 10,000 Class I shares of beneficial interest (“Shares”) at an aggregate purchase price of $100,000 on January 30, 2026, and the investment of those proceeds in a daily valued money market mutual fund to meet short-term liquidity requirements. A Statement of Changes in Net Assets and Financial Highlights are not disclosed within the financial statements as the Fund has not commenced investment operations.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Fund is an investment company under the criteria established within the Financial Accounting Standards Board Accounting Standards Codification Topic 946, Financial Services—Investment Companies and applies the specialized accounting and reporting guidance included therein.

26

 Adams Street Venture & Growth Fund

 Notes to Financial Statements

 March 31, 2026 (Continued)

Use of Estimates

The preparation of the financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net results from operations during the reporting period. Actual results could differ from those estimates.

Short-Term Investments

Short-term investments consist of an investment in a money market mutual fund that is readily convertible into cash.

Investment Income

Dividend income is recorded on the ex-dividend date or the date the Fund becomes aware of the dividend. Dividend income earned on short-term money market investments is accrued daily. Other income from portfolio companies, which represents operating income from investment partnerships or other flow-through entities received by the Fund, is recorded on the date information becomes available.

Organization Costs

Organization costs have been expensed as incurred. For the period from September 30, 2025 (Inception Date) to March 31, 2026, the Fund incurred organizational costs of $317,185. These costs have been assumed by the Adviser and will be subject to recoupment in accordance with the Fund’s Expense Limitation Agreement, as discussed in Note 4.

Offering Costs

Offering costs are deferred until the Fund commences operations and are then amortized over the first 12 months of operations on a straight-line basis. Offering costs consist of costs incurred in connection with the Fund’s initial public offering of Shares, such as preparation of the Fund’s registration statement. For the period from September 30, 2025 (Inception Date) to March 31, 2026, the Fund incurred offering costs of $246,063. These costs, which have been incurred through March 31, 2026, and any additional offering costs incurred prior to the commencement of operations, have been and will continue to be paid by the Adviser. These costs will be subject to recoupment in accordance with the Fund’s Expense Limitation Agreement, as discussed in Note 4, after the Fund commences operations.

Income Taxes

The Fund intends to be treated, and intends to continue to comply with the requirements to qualify annually, as a regulated investment company (“RIC”) by complying with the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended, applicable to RICs, and by distributing at least 90% of its taxable earnings to its shareholders. Accordingly, no provision for federal income or excise tax is necessary.

Because the Fund intends to qualify annually as a RIC, it is expected to have certain attributes that are not generally found in traditional unregistered private fund of funds. These include providing simpler tax reports to shareholders on Form 1099-DIV or Form 1042-S, as applicable, and the avoidance of unrelated business taxable income for benefit plan investors and other investors that are generally otherwise exempt from U.S. federal income tax.

The Fund’s tax year is the period ending September 30 and the Fund’s income and federal excise tax returns and all financial records supporting returns will be subject to examination by the federal and relevant state and local revenue authorities. Management has reviewed the Fund’s tax positions for the open tax year and has concluded that no tax expense was incurred for the period from September 30, 2025 (Inception Date) to March 31, 2026.

27

 Adams Street Venture & Growth Fund

 Notes to Financial Statements

 March 31, 2026 (Continued)

3. FAIR VALUE MEASUREMENTS

The Fund records its investments at fair value in accordance with accounting principles generally accepted in the United States. Fair value is the price that would be received upon the sale of an investment in an orderly transaction between market participants at the measurement date.

The investments fall into one of the following three categories within the fair value hierarchy of inputs:

•	Level 1 - inputs reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Fund has the ability to access at the measurement date.

Investments classified within Level 1 held by the Fund typically consist of public stock positions distributed from Primary and Secondary Investments or held as a result of an initial public offering of a Direct Investment as well as cash equivalents held as money market funds. Management does not adjust the quoted price for such instruments, even in situations where the Fund holds a large position and a sale could reasonably impact the quoted price.

•

Level 2 - inputs include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability other than quoted prices, either directly or indirectly, including inputs in markets that are not considered to be active.

•	Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. An investment’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes “observable” requires significant judgment by management. Management considers observable data to be market data that is readily available, regularly distributed or updated, reliable and verifiable, not proprietary and provided by multiple independent sources actively involved in the relevant market. The categorization of an investment within the hierarchy is based upon the pricing transparency of the investment and does not necessarily correspond to management’s perceived risk of that investment.

As of March 31, 2026, the Fund’s short-term investments are valued at Level 1 within the fair value hierarchy.

4. INVESTMENT ADVISORY SERVICES AND OTHER AGREEMENTS

Investment Advisory Agreement

The Fund entered into an investment advisory agreement (the “Investment Advisory Agreement”) with the Adviser. The Adviser, subject to the overall supervision of the Board, provides certain investment advisory and administrative services to the Fund pursuant to an Investment Advisory Agreement between the Fund and the Adviser. The Trustees have engaged the Adviser to provide investment advice to, and manage the day-to-day business and affairs of, the Fund under the ultimate supervision of, and subject to any policies established by, the Board. The Adviser invests the Fund’s assets and regularly monitors the Fund’s portfolio, subject in each case to the ultimate supervision of, and any policies established by, the Board.

Management Fees

In consideration of the advisory services provided by the Adviser, the Fund pays the Adviser a monthly management fee equal to 1.25% on an annualized basis of the Fund’s net asset value (“NAV”) as of the last business day of each month (the “Management Fee”). For purposes of determining the Management Fee: (i) the Fund’s net assets means its total assets less liabilities determined on a consolidated basis in accordance

28

 Adams Street Venture & Growth Fund

 Notes to Financial Statements

 March 31, 2026 (Continued)

with U.S. GAAP; and (ii) the value of the Fund’s net assets will be calculated prior to the inclusion of the Management Fee and Incentive Fee (as defined below), if any, payable to the Adviser or to any purchases or repurchases of Shares or any distributions by the Fund. The Management Fee is payable in arrears within 5 business days after the completion of the NAV computation for the month. The Adviser has contractually agreed to waive the Management Fee for the first 12 months commencing six months after the initial closing date of the Fund. Unless otherwise extended by agreement between the Fund and the Adviser, the Management Fee payable by the Fund following expiration of the 12-month period will be at the annual rate of 1.25%. The Management Fee waived pursuant to this arrangement is not subject to recoupment by the Adviser under the Expense Limitation Agreement.

The Management Fee for any partial period will be appropriately prorated based on the actual number of days elapsed relative to the total number of days in such calendar month.

Incentive Fees

At the end of each calendar quarter, the Adviser is entitled to receive an incentive fee equal to 12.5% of the excess, if any, of (i) the net profits of the Fund for the relevant period over (ii) the then balance, if any, of the Loss Recovery Account (as defined below) (the “Incentive Fee”). For the purposes of the Incentive Fee and Loss Recovery Account, the term “net profits” shall mean the amount by which (i) the sum of (A) the NAV of the Fund as of the end of such quarter, (B) the aggregate repurchase price of all Shares repurchased by the Fund during such quarter and (C) the amount of dividends and other distributions paid in respect of the Fund during such quarter and not reinvested in additional Shares through the Distribution Reinvestment Plan (the “DRIP”) exceeds (ii) the sum of (X) the NAV of the Fund as of the beginning of such quarter and (Y) the aggregate issue price of Shares of the Fund issued during such quarter (excluding any Shares of such class issued in connection with the reinvestment through the DRIP of dividends paid, or other distributions made, by the Fund through the DRIP). For the period ended March 31, 2026, no Incentive Fee was incurred.

Loss Recovery Account

The Fund maintains a memorandum account (the “Loss Recovery Account”), which will have an initial balance of zero and will be (i) increased upon the close of each calendar quarter of the Fund by the amount of the net losses of the Fund for the quarter, before giving effect to any repurchases or distributions for such quarter, and (ii) decreased (but not below zero) upon the close of each calendar quarter by the amount of the net profits of the Fund for the quarter. For purposes of the Loss Recovery Account, the term “net losses” shall mean the amount by which (i) the sum of (A) the NAV of the Fund as of the beginning of such quarter and (B) the aggregate issue price of Shares of the Fund issued during such quarter (excluding any Shares of such class issued in connection with the reinvestment of dividends paid, or other distributions made, by the Fund through the DRIP) exceeds (ii) the sum of (X) the NAV of the Fund as of the end of such quarter, (Y) the aggregate repurchase price of all Shares repurchased by the Fund during such quarter and (Z) the amount of dividends and other distributions paid in respect of the Fund during such quarter and not reinvested in additional Shares through the DRIP. For purposes of the “net losses” calculation, the NAV shall include unrealized appreciation or depreciation of investments and realized income and gains or losses and expenses (including offering and organizational expenses).

Services Provided by the Adviser and its Affiliates

The services of all investment professionals and staff of the Adviser and its affiliates, when and to the extent engaged in providing investment advisory and management services, and the compensation and routine overhead expenses of such personnel allocable to such services, are provided and paid for by the Adviser and its affiliates. The Fund bears all other costs and expenses of its operations and transactions as set forth in the Investment Advisory Agreement.

Administration Agreement

The Fund has entered into an administration agreement (the “Administration Agreement”), pursuant to which Adams Street Advisors, LLC (the “Administrator”) is responsible for generally performing, or arranges for its affiliates to perform, the administrative services of the Fund. Payments under the Administration Agreement equal an amount based upon the Fund’s allocable portion of the Administrator’s overhead and other expenses (including travel expenses) incurred by the Administrator in performing its obligations under the Administration

29

 Adams Street Venture & Growth Fund

 Notes to Financial Statements

 March 31, 2026 (Continued)

Agreement, including the Fund’s allocable portion of the compensation, rent and other expenses of certain officers of the Fund and their respective staff. In addition, pursuant to the Administration Agreement, the Administrator has delegated certain obligations under the Administration Agreement to State Street Bank and Trust Company (the “Sub-Administrator”) to assist in the provision of administrative services. The Sub-Administrator will receive compensation for sub-administrative services under a sub-administrative agreement. For the period ended March 31, 2026, no fund administration and fund accounting fees were incurred.

Expense Limitation Agreement

The Adviser has entered into an expense limitation agreement (the “Expense Limitation Agreement”) with the Fund, pursuant to which the (i) Adviser has agreed to waive fees that it would otherwise be paid and/or (ii) Adviser, or an affiliate thereof, has agreed to assume expenses of the Fund if required to ensure the annual operating expenses of the Fund, excluding the Excluded Expenses (as defined below), do not exceed 0.85% per annum of the average monthly net assets of each class of Shares. With respect to each class of Shares, the Fund agrees to repay to the (i) Adviser any fees waived under the Expense Limitation Agreement and/or (ii) Adviser, or an affiliate thereof, any expenses reimbursed in excess of the Expense Limitation Agreement for such class of Shares, provided the repayments do not cause annual operating expenses, excluding Excluded Expenses (as defined below), for that class of Shares to exceed the expense limitation in place at the time the fees were waived and/or the expenses were reimbursed, or the expense limitation in place at the time the Fund repays the Adviser or its affiliate, whichever is lower. Any such repayments must be made within three years after the year in which the Adviser or its affiliate incurred the expense. The Expense Limitation Agreement will have an initial term ending one year from the effective date of the Fund’s prospectus, and the Adviser may determine to extend the term for a period of one year on an annual basis, subject to approval by the Board, including a majority of the independent Trustees.

The following expenses are not covered under the Expense Limitation Agreement: (i) the Management Fee; (ii) the Incentive Fee; (iii) any distribution and shareholder servicing fee; (iv) all expenses of wholly-owned subsidiaries of the Fund through which the Fund invests; (v) all expenses of special purpose vehicles in which the Fund or its subsidiaries invests (including any management fees, performance-based incentive fees and administrative service fees); (vi) all fees and expenses of Fund Investments (as such term is defined in the Fund’s prospectus) (including all acquired fund fees and expenses); (vii) fees payable to third parties in connection with the sourcing or identification of portfolio investments; (viii) brokerage costs; (ix) transactional costs associated with consummated and unconsummated transactions, including legal costs and brokerage commissions, associated with the acquisition, disposition and maintenance of the Fund’s investments; (x) dividends and interest payments and expenses (including any dividend payments, interest expenses, commitment fees, or other expenses related to any leverage incurred by the Fund); (xi) fees and expenses incurred in connection with credit facilities obtained by the Fund; (xii) taxes; (xiii) litigation; and (xiv) extraordinary expenses, as determined in the sole discretion of the Adviser (collectively, the “Excluded Expenses”).

During the period ended March 31, 2026, the Fund incurred organization expenses of $317,185, which were initially assumed by the Adviser pursuant to the Expense Limitation Agreement. During the period, the Adviser recouped $605 of expenses previously assumed on behalf of the Fund. The Fund recognized the $605 recoupment as an expense and an amount payable to the Adviser. Accordingly, expenses assumed by the Adviser, net of recoupment, were $316,580, and the Fund recognized net expenses of $605 for the period.

5. CAPITAL SHARE TRANSACTIONS

The Fund intends to offer four separate classes of Shares, designated as Class S, Class D, Class I and Class M Shares. The Fund relies on an exemptive order from the Securities and Exchange Commission that permits the Fund to offer more than one class of Shares.

Shares of each class have identical voting, dividends, liquidation and other rights and will be subject to the same terms and conditions, except each class of Shares is subject to certain different fees and expenses. Fractions of Shares are issued to one one-thousandth of a Share.

The Fund accepts initial and additional purchases of Shares on the first business day of each calendar month at the Fund’s then-current NAV per Share as of the last business day of the prior month plus any applicable sales

30

 Adams Street Venture & Growth Fund

 Notes to Financial Statements

 March 31, 2026 (Continued)

load or selling commissions charged by financial intermediaries. The minimum initial investment in the Fund by any investor is $25,000 with respect to Class S, Class D and Class M Shares, and $1,000,000 with respect to Class I Shares. The minimum additional investment in the Fund by any investor is $10,000. Investors subscribing through a broker/dealer or registered investment adviser may have shares aggregated to meet these minimums, so long as denominations are not less than $10,000 and incremental contributions are not less than $10,000. No shareholder has the right to require the Fund to repurchase any Shares. To provide a limited degree of liquidity to shareholders, at the sole discretion of the Board, the Fund may from time to time offer to repurchase Shares pursuant to written tenders by shareholders. Beginning with the quarter ending December 31, 2026, the Fund expects to conduct repurchase offers quarterly pursuant to written tenders to shareholders. The Adviser intends to recommend to the Board that, under normal market circumstances, the Fund conduct repurchase offers of no more than 2.5% of the Shares outstanding on a quarterly basis.

A 2.00% early repurchase fee will be charged by the Fund with respect to any repurchase of Shares from a shareholder at any time prior to the day immediately preceding the one-year anniversary of the shareholder’s purchase of the Shares. A shareholder who tenders some but not all of its Shares for repurchase will be required to maintain a minimum account balance of $10,000. Such minimum ownership requirement may be waived by the Fund, in its sole discretion. If such requirement is not waived by the Fund, the Fund may redeem all of the shareholder’s Shares. To the extent a shareholder seeks to tender all of the Shares they own and the Fund repurchases less than the full amount of Shares that the shareholder requests to have repurchased, the shareholder may maintain a balance of Shares of less than $10,000 following such Share repurchase.

The Fund issued 10,000 Class I Shares to the Adviser at an aggregate purchase price of $100,000 made on January 30, 2026.

6. COMMITMENTS AND CONTINGENCIES

Under the Fund’s organizational documents, its officers and trustees are indemnified against certain liabilities arising out of the performance of their duties to the Fund. In addition, in the normal course of business, the Fund enters into contracts that contain a variety of representations which provide general indemnifications. The Fund’s maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, the Fund expects the risk of loss to be remote.

As of March 31, 2026, no such claims exist or are expected to arise, and accordingly, the Fund has not accrued any liability in connection with such indemnifications.

7. SEGMENT REPORTING

The Fund operates through a single operating and reporting segment with an investment objective to seek attractive long-term capital appreciation. The chief operating decision maker (“CODM”) is the Fund’s Chief Executive Officer and the Chief Financial Officer. The CODM assess the performance of the Fund and makes operating decisions on a consolidated basis, primarily based on the Fund’s Net Increase (Decrease) in Net Assets from Operations as reported on the accompanying Statement of Operations. As the Fund’s operations comprise a single reporting segment, the segment assets are reflected on the accompanying Statement of Assets and Liabilities as “Total Assets” and the significant segment expenses are listed on the accompanying Statement of Operations.

8. SUBSEQUENT EVENTS

On April 3, 2026, the Fund commenced operations.

On June 1, 2026, the Fund commenced investment operations.

On June 1, 2026, the Fund received subscriptions in the amount of $10,000,000, $26,380,219 and $243,095,500 for Class D, Class I and Class M Shares, respectively.

Management has evaluated subsequent events through the date the financial statements were available to be issued and has determined that there were no other material events that would require disclosure in the Fund’s financial statements.

31

APPENDIX A – DESCRIPTION OF SECURITIES RATINGS

Description of Ratings

The following descriptions of securities ratings have been published by Moody’s Ratings (“Moody’s”), Standard & Poor’s Financial Services LLC (“S&P Global Ratings”) and Fitch Ratings, Inc. (“Fitch”), respectively. As described by the rating agencies, ratings generally are given to securities at the time of issuance. While the rating agencies may revise such ratings from time to time, they undertake no obligation to do so.

Moody’s

Description of Moody’s Global Ratings

Ratings assigned on Moody’s global long-term and short-term rating scales are forward-looking opinions of the relative credit risks of financial obligations issued by non-financial corporates, financial institutions, structured finance vehicles, project finance vehicles, and public sector entities. Long-term ratings are assigned to issuers or obligations with an original maturity of eleven months or more and reflect both on the likelihood of a default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default or impairment. Short-term ratings are assigned to obligations with an original maturity of thirteen months or less and reflect both on the likelihood of a default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default or impairment.

Description of Moody’s Global Long-Term Ratings

Aaa Obligations rated Aaa are judged to be of the highest quality, subject to the lowest level of credit risk.

Aa Obligations rated Aa are judged to be of high quality and are subject to very low credit risk.

A Obligations rated A are judged to be upper-medium grade and are subject to low credit risk.

Baa Obligations rated Baa are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics.

Ba Obligations rated Ba are judged to be speculative and are subject to substantial credit risk.

B Obligations rated B are considered speculative and are subject to high credit risk.

Caa Obligations rated Caa are judged to be speculative of poor standing and are subject to very high credit risk.

Ca Obligations rated Ca are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.

C Obligations rated C are the lowest rated and are typically in default, with little prospect for recovery of principal or interest.

Note: Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. Additionally, the hybrid indicator (hyb) is appended to all ratings of hybrid securities issued by banks, insurers, finance companies, and securities firms. By their terms, hybrid securities allow for the omission of scheduled dividends, interest, or principal payments, which can potentially result in impairment if such an omission occurs. Hybrid securities may also be subject to contractually allowable write-downs of principal that could result in impairment. Together with the hybrid indicator, the long-term obligation rating assigned to a hybrid security is an expression of the relative credit risk associated with that security.

Description of Moody’s Global Short-Term Ratings

P-1 Ratings of Prime-1 reflect a superior ability to repay short-term obligations.

P-2 Ratings of Prime-2 reflect a strong ability to repay short-term obligations.

P-3 Ratings of Prime-3 have an acceptable ability to repay short-term obligations.

NP Issuers (or supporting institutions) rated Not Prime do not fall within any of the Prime rating categories.

Description of Moody’s U.S. Municipal Short-Term Obligation Ratings

The Municipal Investment Grade (“MIG”) scale is used to rate U.S. municipal cash flow notes, bond anticipation notes and certain other short-term obligations, which typically mature in three years or less.

Moody’s U.S. municipal short-term obligation ratings are as follows:

MIG 1 This designation denotes superior credit quality. Excellent protection is afforded by established cash flows, highly reliable liquidity support, or demonstrated broad-based access to the market for refinancing.

MIG 2 This designation denotes strong credit quality. Margins of protection are ample, although not as large as in the preceding group.

MIG 3 This designation denotes acceptable credit quality. Liquidity and cash-flow protection may be narrow, and market access for refinancing is likely to be less well-established.

SG This designation denotes speculative-grade credit quality. Debt instruments in this category may lack sufficient margins of protection.

Description of Moody’s Demand Obligation Ratings

In the case of variable rate demand obligations (“VRDOs”), a two-component rating is assigned. The components are a long-term rating and a short-term demand obligation rating. The long-term rating addresses the issuer’s ability to meet scheduled principal and interest payments. The short-term payment obligation rating addresses the ability of the issuer or the liquidity provider to meet any purchase price payment obligation resulting from optional tenders (“on demand”) and/or mandatory tenders of the VRDO. The short-term payment obligation rating uses the Variable Municipal Investment Grade (“VMIG”) scale. Transitions of VMIG ratings with conditional liquidity support differ from transitions on the Prime scale to reflect the risk that external liquidity support will terminate if the issuer’s long-term rating drops below investment grade. For VRDOs, the VMIG short-term payment obligation rating is typically assigned if the frequency of the payment obligation is less than every three years. If the frequency of the payment obligation is less than three years but the obligation is payable only with remarketing proceeds, the VMIG short-term rating is not assigned and it is denoted as “NR”.

Moody’s demand obligation ratings are as follows:

VMIG 1 This designation denotes superior credit quality. Excellent protection is afforded by the superior short-term credit strength of the liquidity provider and structural and legal protections.

VMIG 2 This designation denotes strong credit quality. Good protection is afforded by the strong short-term credit strength of the liquidity provider and structural and legal protections.

VMIG 3 This designation denotes acceptable credit quality. Adequate protection is afforded by the satisfactory short-term credit strength of the liquidity provider and structural and legal protections.

SG This designation denotes speculative-grade credit quality. Demand features rated in this category may be supported by a liquidity provider that does not have a sufficiently strong short-term rating or may lack the structural or legal protections.

S&P Global Ratings

Description of S&P Global Ratings’ Issue Credit Ratings1

[1]	Ratings from ‘AA’ to ‘CCC’ may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the rating categories.

An S&P Global Ratings issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion reflects S&P Global Ratings’ view of the obligor’s capacity and willingness to meet its financial commitments as they come due, and this opinion may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default.

Issue credit ratings can be either long-term or short-term. Short-term issue credit ratings are generally assigned to those obligations considered short-term in the relevant market, typically with an original maturity of no more than 365 days. Short-term issue credit ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. S&P Global Ratings would typically assign a long-term issue credit rating to an obligation with an original maturity of greater than 365 days. However, the ratings S&P Global Ratings assigns to certain instruments may diverge from these guidelines based on market practices. Medium-term notes are assigned long-term ratings.

Issue credit ratings are based, in varying degrees, on S&P Global Ratings’ analysis of the following considerations:

•	The likelihood of payment—the capacity and willingness of the obligor to meet its financial commitments on an obligation in accordance with the terms of the obligation;

•	The nature and provisions of the financial obligation; and the promise S&P Global Ratings imputes; and

•

The protection afforded by, and relative position of, the financial obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights.

An issue rating is an assessment of default risk but may incorporate an assessment of relative seniority or ultimate recovery in the event of default. Junior obligations are typically rated lower than senior obligations, to reflect lower priority in bankruptcy, as noted above. (Such differentiation may apply when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.)

NR indicates that a rating has not been assigned or is no longer assigned.

Description of S&P Global Ratings’ Long-Term Issue Credit Ratings

AAA An obligation rated ‘AAA’ has the highest rating assigned by S&P Global Ratings. The obligor’s capacity to meet its financial commitments on the obligation is extremely strong.

AA An obligation rated ‘AA’ differs from the highest-rated obligations only to a small degree. The obligor’s capacity to meet its financial commitments on the obligation is very strong.

A An obligation rated ‘A’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitments on the obligation is still strong.

BBB An obligation rated ‘BBB’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken the obligor’s capacity to meet its financial commitments on the obligation.

BB; B; CCC; CC; and C Obligations rated ‘BB’, ‘B’, ‘CCC’, ‘CC’, and ‘C’ are regarded as having significant speculative characteristics. ‘BB’ indicates the least degree of speculation and ‘C’ the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposure to adverse conditions.

BB An obligation rated ‘BB’ is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions that could lead to the obligor’s inadequate capacity to meet its financial commitments on the obligation.

B An obligation rated ‘B’ is more vulnerable to nonpayment than obligations rated ‘BB’, but the obligor currently has the capacity to meet its financial commitments on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitments on the obligation.

CCC An obligation rated ‘CCC’ is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitments on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitments on the obligation.

CC An obligation rated ‘CC’ is currently highly vulnerable to nonpayment. The ‘CC’ rating is used when a default has not yet occurred but S&P Global Ratings expects default to be a virtual certainty, regardless of the anticipated time to default.

C An obligation rated ‘C’ is currently highly vulnerable to nonpayment, and the obligation is expected to have lower relative seniority or lower ultimate recovery compared with obligations that are rated higher.

D An obligation rated ‘D’ is in default or in breach of an imputed promise. For non-hybrid capital instruments, the ‘D’ rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within the next five business days in the absence of a stated grace period or within the earlier of the stated grace period or the next 30 calendar days. The ‘D’ rating also will be used upon the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. A rating on an obligation is lowered to ‘D’ if it is subject to a distressed debt restructuring.

Description of S&P Global Ratings’ Short-Term Issue Credit Ratings

A-1 A short-term obligation rated ‘A-1’ is rated in the highest category by S&P Global Ratings. The obligor’s capacity to meet its financial commitments on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor’s capacity to meet its financial commitments on these obligations is extremely strong.

A-2 A short-term obligation rated ‘A-2’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor’s capacity to meet its financial commitments on the obligation is satisfactory.

A-3 A short-term obligation rated ‘A-3’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken an obligor’s capacity to meet its financial commitments on the obligation.

B A short-term obligation rated ‘B’ is regarded as vulnerable and has significant speculative characteristics. The obligor currently has the capacity to meet its financial commitments; however, it faces major ongoing uncertainties that could lead to the obligor’s inadequate capacity to meet its financial commitments.

C A short-term obligation rated ‘C’ is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitments on the obligation.

D A short-term obligation rated ‘D’ is in default or in breach of an imputed promise. For non-hybrid capital instruments, the ‘D’ rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within any stated grace period. However, any stated grace period longer than five business days will be treated as five business days. The ‘D’ rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. A rating on an obligation is lowered to ‘D’ if it is subject to a distressed debt restructuring.

Description of S&P Global Ratings’ Municipal Short-Term Note Ratings

An S&P Global Ratings U.S. municipal note rating reflects S&P Global Ratings’ opinion about the liquidity factors and market access risks unique to the notes. Notes due in three years or less will likely receive a note rating.

Notes with an original maturity of more than three years will most likely receive a long-term debt rating. In determining which type of rating, if any, to assign, S&P Global Ratings’ analysis will review the following considerations:

•	Amortization schedule—the larger the final maturity relative to other maturities, the more likely it will be treated as a note; and

•	Source of payment—the more dependent the issue is on the market for its refinancing, the more likely it will be treated as a note.

SP-1 Strong capacity to pay principal and interest. An issue determined to possess a very strong capacity to pay debt service is given a plus (+) designation.

SP-2 Satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes.

SP-3 Speculative capacity to pay principal and interest.

D ‘D’ is assigned upon failure to pay the note when due, completion of a distressed debt restructuring, or the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions.

Fitch

Description of Fitch’s Long-Term Credit Ratings

Fitch’s credit ratings are forward-looking opinions on the relative ability of an entity or obligation to meet financial commitments. Issue level ratings are assigned and often include an expectation of recovery and may be notched above or below the issuer level rating. Issue ratings are assigned to secured and unsecured debt securities, loans, preferred stock and other instruments. Credit ratings are indications of the likelihood of repayment in accordance with the terms of the issuance. In limited cases, Fitch may include additional considerations (i.e., rate to a higher or lower standard than that implied in the obligation’s documentation).

Fitch’s credit rating scale for issuers and issues is expressed using the categories ‘AAA’ to ‘BBB’ (investment grade) and ‘BB’ to ‘D’ (speculative grade) with an additional +/- for AA through CCC levels indicating relative differences of probability of default or recovery for issues. The terms “investment grade” and “speculative grade” are market conventions and do not imply any recommendation or endorsement of a specific security for investment purposes. Investment-grade categories indicate relatively low to moderate credit risk, while ratings in the speculative categories signal either a higher level of credit risk or that a default has already occurred.

Fitch may also disclose issues relating to a rated issuer that are not and have not been rated. Such issues are also denoted as ‘NR’ on its web page.

Fitch’s credit ratings do not directly address any risk other than credit risk. Credit ratings do not deal with the risk of market value loss due to changes in interest rates, liquidity and/or other market considerations. However, market risk may be considered to the extent that it influences the ability of an issuer to pay or refinance a financial commitment. Ratings nonetheless do not reflect market risk to the extent that they influence the size or other conditionality of the obligation to pay upon a commitment (for example, in the case of payments linked to performance of an equity index).

Note: The modifiers “+” or “-” may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to the ‘AAA’ ratings and ratings below the ‘CCC’ category. For the short-term rating category of ‘F1’, a ‘+’ may be appended.

Description of Fitch’s Corporate Finance Obligations Ratings

AAA Highest credit quality. ‘AAA’ ratings denote the lowest expectation of credit risk. They are assigned only in cases of exceptionally strong capacity for payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

AA Very high credit quality. ‘AA’ ratings denote expectations of very low credit risk. They indicate very strong capacity for payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

A High credit quality. ‘A’ ratings denote expectations of low credit risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings.

BBB Good credit quality. ‘BBB’ ratings indicate that expectations of credit risk are currently low. The capacity for payment of financial commitments is considered adequate, but adverse business or economic conditions are more likely to impair this capacity.

BB Speculative. ‘BB’ ratings indicate an elevated vulnerability to credit risk, particularly in the event of adverse changes in business or economic conditions over time; however, business or financial alternatives may be available to allow financial commitments to be met.

B Highly speculative. ‘B’ ratings indicate that material credit risk is present.

CCC Substantial credit risk. ‘CCC’ ratings indicate that substantial credit risk is present.

CC Very high levels of credit risk. ‘CC’ ratings indicate very high levels of credit risk.

C Exceptionally high levels of credit risk. ‘C’ ratings indicate exceptionally high levels of credit risk.

Ratings in the categories of ‘CCC’, ‘CC’ and ‘C’ can also relate to obligations or issuers that are in default. In this case, the rating does not opine on default risk but reflects the recovery expectation only.

Corporate Finance defaulted obligations typically are not assigned ‘RD’ or ‘D’ ratings, but are instead rated in the ‘CCC’ to ‘C’ rating categories, depending on their recovery prospects and other relevant characteristics.

Description of Fitch’s Short-Term Ratings

A short-term issuer or obligation rating is based in all cases on the short-term vulnerability to default of the rated entity and relates to the capacity to meet financial obligations in accordance with the documentation governing the relevant obligation. Short-term deposit ratings may be adjusted for loss severity. Short-Term Ratings are assigned to obligations whose initial maturity is viewed as “short term” based on market convention. Typically, this means up to 13 months for corporate, sovereign, and structured obligations, and up to 36 months for obligations in U.S. public finance markets.

Fitch’s short-term ratings are as follows:

F1 Highest short-term credit quality. Indicates the strongest intrinsic capacity for timely payment of financial commitments; may have an added “+” to denote any exceptionally strong credit feature.

F2 Good short-term credit quality. Good intrinsic capacity for timely payment of financial commitments.

F3 Fair short-term credit quality. The intrinsic capacity for timely payment of financial commitments is adequate.

B Speculative short-term credit quality. Minimal capacity for timely payment of financial commitments, plus heightened vulnerability to near term adverse changes in financial and economic conditions.

C High short-term default risk. Default is a real possibility.

RD Restricted default. Indicates an entity that has defaulted on one or more of its financial commitments, although it continues to meet other financial obligations. Typically applicable to entity ratings only.

D Default. Indicates a broad-based default event for an entity, or the default of a short-term obligation.

APPENDIX B – PROXY VOTING PROCEDURES

ADAMS STREET PARTNERS

PROXY VOTING POLICY

Revised as of March 20, 2025

Adams Street Partners, LLC and its affiliates, including Adams Street Advisors, LLC and Adams Street Trust (collectively referred to herein as “Adams Street Partners”), recognize that voting rights have economic value and that the exercise of such voting rights is an important part of its fiduciary duties. As a general matter, Adams Street Partners makes voting decisions with a view toward maximizing the ultimate economic value of its investment during the time period in which Adams Street Partners expects to hold the investment. All proxies are voted prudently, considering the prevailing circumstances, and consistent with both the fiduciary standards of the Investment Advisers Act of 1940 and the Employee Retirement Income Security Act of 1974, as amended.

Proxy Voting Procedures

Adams Street Partners votes public stock proxies in two contexts: with respect to public portfolio companies of its direct funds (such funds, “Direct Funds”), and with respect to public company securities it receives as distributions from underlying private investment funds in its fund of funds/separate account portfolios (such portfolios, “Partnership Portfolios”). In addition to public company proxy votes, Adams Street Partners records as proxy votes all shareholder votes by privately held Direct Fund portfolio companies and amendments to partnership agreements of funds held in Partnership Portfolios.

Adams Street Partners follows the below procedures when it receives proxy voting materials:

(1) With respect to portfolio companies of Direct Funds:

•

An Adams Street Partners investment professional involved in monitoring the applicable company is responsible for voting the proxy on behalf of the applicable Direct Funds with the assistance of designated personnel on Adams Street Partners’ legal team.

•

Where Partnership Portfolios hold securities of a Direct Fund portfolio company and Adams Street Partners is responsible for liquidating such securities held in Partnership Portfolios, the relevant Adams Street Partners investment professional is responsible for voting the proxy as set forth above.

•	The applicable investment professional determines the action to be taken, and legal team personnel assist as needed to process the documentation.

•	The applicable legal team personnel retain records of each proxy vote.

(2) With respect to public company securities held in Partnership Portfolios:

•

Adams Street Partners has delegated to T. Rowe Price Associates, Inc. (“T. Rowe Price”) the responsibility to vote proxies with respect to public company securities held in Partnership Portfolios where (a) T. Rowe Price is responsible for liquidating such securities pursuant to an agreement with Adams Street Partners, and (b) Adams Street Partners has authority with respect to such proxy votes under the applicable Partnership Portfolio legal documents.

•

In such cases, a designated member of Adams Street Partners’ Client Operations team forwards the applicable proxy voting materials to T. Rowe Price, which in turn votes the proxies using its proxy voting vendor.

•

Where a person other than Adams Street Partners (e.g., a trustee or separate account client) has proxy voting authority with respect to public company securities held in a Partnership Portfolio, Adams Street Partners’ Client Operations team forwards the proxy voting materials to the applicable person.

•	The applicable Client Operations team personnel retain records of each proxy vote.

B-1

(3) With respect to amendments to partnership agreements of funds held in Partnership Portfolios:

•

An Adams Street Partners investment professional involved in monitoring the applicable fund is responsible for voting the proxy with the assistance of designated personnel on Adams Street Partners’ legal team.

•	The applicable investment professional determines the action to be taken, and legal team personnel assist as needed to process the documentation.

•	The applicable legal team personnel retain records of each proxy vote.

To the extent that a proxy vote raises a material conflict of interest between Adams Street Partners and its clients, Adams Street Partners will take measures to address the conflict, including as appropriate consultation with Adams Street Partners’ legal team or independent board of directors.

Clients may obtain information about how Adams Street Partners voted with respect to its investments by writing to:

Attn: Legal Group

c/o Adams Street Partners, LLC

One North Wacker Drive, Suite 2700

Chicago, Illinois 60606-2823

B-2

PART C: OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(1)	Financial Statements:

Part A: Not applicable

Part B: The audited financial statements of the Registrant and the notes thereto as of March 31, 2026 are included in Part B of this Registration Statement

(2)	Exhibits:

(a)(1)	Certificate of Trust(1)

(a)(2)	Declaration of Trust(1)

(a)(3)	Amended and Restated Declaration of Trust(2)

(b)	By-Laws(3)

(c)	Not applicable

(d)	Rule 18f-3 Plan(2)

(e)	Distribution Reinvestment Plan(2)

(f)	Not applicable

(g)(1)	Investment Advisory Agreement(2)

(g)(2)	Expense Limitation Agreement(2)

(g)(3)	Management Fee Waiver Agreement(2)

(h)(1)	Distribution Agreement(2)

(h)(2)	Form of Selling Agreement(2)

(h)(3)	Form of Dealer Agreement(2)

(h)(4)	Distribution and Servicing Plan(2)

(i)	Not applicable

(j)	Custody Agreement(2)

(k)(1)	Administration Agreement(2)

(k)(2)	Sub-Administration Agreement(2)

(k)(3)	Transfer Agency and Service Agreement(2)

(k)(4)	Trademark License Agreement(2)

(l)	Opinion and Consent of Counsel(2)

(m)	Not applicable

(n)	Consent of Independent Registered Public Accounting Firm*

(o)	Not applicable

(p)	Subscription Agreement(2)

(q)	Not applicable

(r)(1)	Code of Ethics of the Registrant(2)

(r)(2)	Code of Ethics of the Adviser(2)

(s)	Filing Fee Table(2)

(t)	Power of Attorney*

*	Filed herewith.

(1)	Incorporated by reference to the corresponding exhibit of the Registration Statement on Form N-2 (File No. 333-291081), filed on October 24, 2025 (the “Initial Registration Statement”).

(2)	Incorporated by reference to the corresponding exhibit of Pre-Effective Amendment No. 2 to the Initial Registration Statement, filed on March 17, 2026.

(3)	Incorporated by reference to the corresponding exhibit of Pre-Effective Amendment No. 1 to the Initial Registration Statement, filed on January 27, 2026.

Item 26. Marketing Arrangements

See the Distribution Agreement and Forms of Dealer Agreement and Selling Agreement, which are filed as Exhibits (h)(1), (h)(2) and (h)(3), respectively, to this Registration Statement.

Item 27. Other Expenses of Issuance and Distribution

Not applicable.

Item 28. Persons Controlled By Or Under Common Control with Registrant

The Registrant does not expect that any person will be directly or indirectly under common control with the Registrant, except that: (i) each of Adams Street Venture & Growth Lev Facilitation LLC and Adams Street Venture & Growth Blocker LLC, each a Delaware limited liability company, is a wholly-owned subsidiary of the Registrant and is consolidated for financial reporting purposes; and (ii) the Registrant, Adams Street Venture & Growth Lev Facilitation LLC and Adams Street Venture & Growth Blocker LLC may be deemed to be controlled by Adams Street Advisors, LLC, the Registrant’s investment adviser (the “Adviser”). Information regarding the ownership of the Adviser is set forth in its Form ADV as filed with the Securities and Exchange Commission (the “SEC”) (File No. 801-131949), and is incorporated herein by reference.

Item 29. Number of Holders of Securities

As of August 31, 2026:

Title of Class	Number of Record Holders
Class S	0
Class D	1
Class I	2
Class M	1

Item 30. Indemnification

Reference is made to Article V of the Registrant’s Amended and Restated Declaration of Trust, incorporated by reference to Exhibit (a)(3). In addition, the Registrant’s various agreements with its service providers contain indemnification provisions. The Registrant hereby undertakes that it will apply these indemnification provisions in a manner consistent with Release No. IC-11330 of the SEC under the Investment Company Act of 1940, as amended (the “1940 Act”), so long as the interpretation of Section 17(h) and 17(i) of the 1940 Act remains in effect.

The Registrant maintains insurance on behalf of any person who is or was a director, officer, employee or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “1933 Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that, in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted against the Registrant by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation, or employment of a substantial nature in which the Adviser, and each member, director, executive officer or partner of the Adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of member, director, officer, employee, partner or director, is set forth in the Prospectus in the section entitled “Management of the Fund.” Information as to the members and officers of the Adviser is included in its Form ADV as filed with the SEC (File No. 801-131949), and is incorporated herein by reference.

Item 32. Location of Accounts and Records

The Registrant’s accounts, books or other documents required to be maintained by Section 31(a) of the 1940 Act and the rules promulgated thereunder are maintained at the offices of: c/o Adams Street Advisors, LLC, One North Wacker Drive, Suite 2700, Chicago, IL 60606; the Custodian at One Congress Street, Suite 1, Boston, MA 02114; or the Transfer Agent at One Heritage Drive Building, 1 Heritage Drive, Mail Stop OHD0100, North Quincy, MA 02171.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

1.	Not applicable.

2.	Not applicable.

3.	Registrant undertakes:

a.	To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)	to include any prospectus required by Section 10(a)(3) of the 1933 Act;

(2)

to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) under the 1933 Act if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Tables” in the effective registration statement; and

(3)

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

b.

That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

c.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

d.	That, for the purpose of determining liability under the 1933 Act to any purchaser:

(1)	if the Registrant is relying on Rule 430B under the 1933 Act:

(A)

each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)

each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) under the 1933 Act for the purpose of providing the information required by Section 10(a) of the 1933 Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2)

if the Registrant is subject to Rule 430C under the 1933 Act: each prospectus filed pursuant to Rule 424(b) under the 1933 Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

e.

That for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities, undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the 1933 Act;

(2)	free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3)

the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	Not applicable.

5.	Not applicable.

6.	Not applicable.

7.

The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or statement of additional information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended, the Registrant represents that this amendment to the Registration Statement meets all the requirements for the effectiveness pursuant to Rule 486(b) under the Securities Act and has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on September 22, 2026.

ADAMS STREET VENTURE & GROWTH FUND

By:	/s/ Steve Landau
Steve Landau
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

*/s/ Shannon Carlin	Vice President, Chief Financial Officer and Treasurer (also performs the functions of a principal accounting officer)	September 22, 2026
Shannon Carlin

*/s/ James F. Walker	Trustee	September 22, 2026
James F. Walker

*/s/ William Adams IV	Trustee	September 22, 2026
William Adams IV

*/s/ Miguel F. Gonzalo	Trustee	September 22, 2026
Miguel F. Gonzalo

*/s/ Victoria J. Herget	Trustee	September 22, 2026
Victoria J. Herget

*/s/ Frank M. Porcelli	Trustee	September 22, 2026
Frank M. Porcelli

*By:	/s/ Steve Landau
Steve Landau
Attorney-in-Fact

EXHIBIT INDEX

(n)	Consent of Independent Registered Public Accounting Firm
(t)	Power of Attorney